As filed with the Securities and Exchange Commission on October 22, 2012

Registration No. 333-182420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COTY INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2844 (Primary Standard Industrial Classification Code Number)	13-3823358 (I.R.S. Employer Identification Number)

2 Park Avenue
New York, NY 10016
(212) 479-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jules Kaufman
General Counsel
Coty Inc.
2 Park Avenue
New York, NY 10016
(212) 479-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew L. Fabens Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-4035	Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4111 Fax: (212) 701-5111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☒  Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 22, 2012.

PROSPECTUS

CLASS A COMMON STOCK

The selling stockholders are offering   shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

This is our initial public offering, and prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price per share will be between $   and $  . We intend to list the Class A common stock on the New York Stock Exchange under the symbol “COTY.”

Upon consummation of this offering, we will have two classes of common stock: our Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common stock. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and will be convertible at any time into one share of Class A common stock.

See “Risk Factors” beginning on page 18 of this prospectus to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than   shares of Class A common stock, the underwriters have the option to purchase an additional  shares from the selling stockholders at the initial offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about  , 2012.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley
Barclays	Deutsche Bank Securities	Wells Fargo Securities

Prospectus dated  , 2012

Neither we nor the selling stockholders have authorized anyone to provide any information other than that contained in this prospectus or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, our operations and financial performance. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases, such as “anticipate,” “estimate,” “plan,” “project,” “expect,” “believe,” “intend,” “foresee,” “forecast,” “will,” “may,” “outlook” or other similar words or phrases. These statements discuss, among other things, our strategy, integration, future financial or operational performance, outcome or impact of pending or threatened litigation, domestic or international developments, nature and allocation of future capital expenditures, growth initiatives, inventory levels, cost of goods, future financings and other goals and targets and statements of the assumptions underlying or relating to any such statements. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations that we contemplate will be achieved.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, favorable circumstances or conditions, levels of activity or performance. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements, and you are cautioned not to place undue reliance on these statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include those described under “Risk Factors.” If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. These factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements included in this report.

We undertake no obligation to publicly update any forward-looking statements in light of new information, subsequent events or otherwise except as required by law.

Industry, Ranking and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations about our industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications (including Euromonitor International Ltd, or “Euromonitor”), government publications, reports by market research firms or other published independent sources and on our assumptions based on that data and other similar sources. We did not fund and are not otherwise affiliated with the third party sources that we cite. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions, and such information has not been verified by any independent sources. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market, industry and other information included in this prospectus to be the most recently available and to be generally reliable, such information is inherently imprecise and we have not independently verified any third-party information or verified that more recent information is not available.

In this prospectus, we refer to North America, Western Europe and Japan as “developed markets,” and all other markets as “emerging markets.” Except as specifically indicated, all references to rankings are based on retail value market share.

Our fiscal year ends on June 30. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended June 30 of that year. For example, references to “fiscal 2012” refer to the fiscal year ended June 30, 2012. Any reference to a year not preceded by “fiscal” refers to a calendar year.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” Except where the context requires otherwise, in this prospectus the terms “Company,” “Coty,” “we,” “us” or “our” refer to Coty Inc. and, where appropriate, its direct and indirect subsidiaries.

Coty Inc.

Our Company

We are the new emerging leader in beauty. Founded in Paris in 1904, Coty is a pure play beauty company with a portfolio of well-known brands that compete in the three segments in which we operate: Fragrances, Color Cosmetics and Skin & Body Care. We hold the #2 global position in fragrances, the #6 global position in color cosmetics and have a strong regional presence in skin & body care. Our top 10 brands, which we refer to as our “power brands”, generated approximately 70% of our net revenues in fiscal 2012 and comprise the following globally recognized brands: adidas, Calvin Klein, Chloé, Davidoff, Marc Jacobs, OPI, philosophy, Playboy, Rimmel and Sally Hansen. Our brands compete in all key distribution channels across both prestige and mass markets, and in over 130 countries and territories.

Coty has transformed itself into a multi-segment beauty company with market leading positions in both North America and Europe through new product offerings, diversified sales channels and its global growth strategy. Our entrepreneurial culture, driven by our “Faster. Further. Freer.” credo, has enabled us to gain market share in the beauty industry and provided us with the agility to deliver superior innovation, brand building and execution. Our strong organic growth has been complemented and enabled by strategic acquisitions, such as the Calvin Klein fragrance business and Sally Hansen brand, and which most recently include Dr. Scheller and TJoy, as well as power brands OPI and philosophy. Today, our business has a diversified revenue base that generated net revenues for fiscal 2012 of 53%, 31% and 16% from Fragrances, Color Cosmetics and Skin & Body Care, respectively.

In fiscal 2012, we achieved net revenues of $4.6 billion, which represents an average annual growth rate of 16% from our fiscal 2010 net revenues of $3.5 billion, or 8% excluding the effects of recent acquisitions and foreign currency exchange translations. In fiscal 2012, we experienced $210 million of operating loss and $536 million of Adjusted Operating Income. For the same period, we experienced $324 million of net loss and $301 million of Adjusted Net Income. Adjusted Operating Income, Adjusted Net Income and our average annual growth rate excluding the effects of recent acquisitions and foreign currency exchange translations are non-GAAP financial measures. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a discussion of such measures.

Our Market Opportunity

According to Euromonitor, the three segments of the beauty industry in which Coty competes generated worldwide retail sales of approximately $259 billion in calendar year 2011. In calendar 2011, Coty generated 77% of its net sales in developed markets and 23% of its net sales in emerging markets, which are faster-growing. The industry growth rates of the fragrances, color cosmetics and skin & body care segments in the geographic markets where Coty competes was 4.8% from 2010 to 2011, based on Euromonitor data.

The growth rate in the areas in which Coty competes is expected to be 3.9% between 2011 and 2016, based on Euromonitor data. On a segment basis, the growth rate is expected to be 3.7%, 3.9% and 4.8% in fragrances, color cosmetics and skin & body care, respectively, over the same period, based on data from the same source. We believe this growth will be driven primarily by innovation, changes in demographics, consumer preferences and fashion trends in developed markets, and by a larger middle class and increased accessibility of beauty products in emerging markets.

Our Competitive Strengths

A portfolio of strong, well recognized beauty brands anchored by our “power brands” across three key beauty segments. The strength of our brand portfolio provides the foundation of our success. We believe our brands are valued by consumers across geographies and distribution channels. We believe consumers appreciate the quality and innovation of our products across various price points and our ability to quickly and cost-effectively innovate and draw excitement to our products. Our power brands, adidas, Calvin Klein, Chloé, Davidoff, Marc Jacobs, OPI, philosophy, Playboy, Rimmel and Sally Hansen, are at the core of our accomplishments. We invest aggressively behind current and prospective power brands, which are our largest brands and those that we believe to have the greatest potential, to enhance our scale in the three beauty segments in which we compete. We have grown our power brands from three brands in fiscal 2002 to 10 brands in fiscal 2012, with the net revenue contribution from these brands increasing from 40% of $1.5 billion to approximately 70% of $4.6 billion during the same time period.

Global powerhouse in fragrances. Our #2 global position in fragrances is a result of the strength, scale and balance of our brands across all three key categories in the fragrances segment: Designer (Calvin Klein, Marc Jacobs, Chloé, Roberto Cavalli, Balenciaga, Bottega Veneta, Guess?), Lifestyle (Playboy, Davidoff) and Celebrity (Jennifer Lopez, Beyoncé Knowles). Our fragrance segment has been consistently profitable, with operating margins expanding in each of the last three fiscal years. We have been a key innovator in fragrances across prestige and mass markets. Our recent successful launches include Roberto Cavalli and launches within the Chloé, Marc Jacobs and Playboy brands. With the launch of Glow by JLo in 2002, we reinvigorated the modern celebrity fragrances segment and built on that success to launch many other celebrity fragrances, including the recent Beyoncé Pulse and Lady Gaga Fame launches.

One of the fastest growing innovators in color cosmetics. We have achieved our #6 ranking globally in color cosmetics, as well as a #2 position in Europe, by transforming Rimmel from a regional player into a global power brand and by identifying and investing in the high growth potential of the nail care category. We continue to build on these foundations organically through new product innovations and strategically through acquisitions such as OPI. In nail care, we maintain a #1 market share in the combined North American and European markets and a #2 market share position globally with Sally Hansen and OPI. We have also held the #1 spot for new initiatives in nail care in the U.S. mass market from 2009 to 2011.

Licensee of choice. We believe our success in partnering with Designer, Lifestyle, and Celebrity brands is due to our track record as brand architects who capture and translate each brand’s essence into successful products while respecting and preserving each licensor’s brand identity. In addition, our global scale allows us to offer our licensed products in multiple points of distribution and in multiple geographies. Marc Jacobs and Chloé are examples of designer brands that have organically grown from low revenue bases to be two of our most highly valued and fastest growing licenses. Similarly, we grew Playboy from a low revenue base and expanded it globally. We will seek to replicate this success with high potential brands such as Roberto Cavalli. We also launched Glow by JLo, one of the first modern celebrity fragrances, and built on that success to launch many other fragrances linked to celebrities. We believe our success and scale make us a preferred licensee for potential partners and creates even greater opportunities for us to further develop existing brand licenses.

Entrepreneurial culture drives superior innovation. Our entrepreneurial culture is driven by our “Faster. Further. Freer.” credo that allows us to act faster and push marketing and creative boundaries further. Our past success demonstrates that we are poised to turn innovative ideas into realities with agility, decisiveness and calculated risk taking, all at a high level of execution. Over the last three years, sales from our new products accounted for approximately 17% of our total net revenues, on average. Historically, our strong track record with new products has been a key driver of our organic net revenue growth in excess of industry growth.

Product, channel and geographic diversity. We have breadth across beauty segments with product offerings in fragrances, color cosmetics and skin & body care. We have a balanced multi-channel distribution strategy and market products across price points in prestige and mass channels of distribution, including department stores, specialty retailers, traditional food, drug and mass retailers, salons, e-commerce and television sales, among others. We believe our commercial expertise enhances our capabilities when we enter new markets where products must suit local consumer preferences, incomes and demographics. Our beauty products are marketed, sold and distributed to consumers in over 130 countries and territories. We believe our diverse, globally recognized product portfolio positions us well to expand our leadership broadly into new geographies, in both developed and emerging markets.

Compelling financial profile. Our portfolio and superior execution have enabled us to achieve superior growth, profitability and cash flow generation. We have an exceptional track record of delivering strong and consistent net revenue growth ahead of average industry rates for the geographies in which we compete. From fiscal 2010 through fiscal 2012 we grew our net revenues by an average annual growth rate of 16%, or approximately 8% excluding the effects of acquisitions and foreign currency exchange translations. Due to our sales growth as well as optimization of our logistics infrastructure and global procurement systems our gross profit grew from fiscal 2010 through fiscal 2012 by an average annual growth rate of 19%, while gross margin improved by 2.7 percentage points in the same period. For the three years ending fiscal 2012, our adjusted operating income margin as a percentage of net revenues expanded by 3.4 percentage points, from 8.2% to 11.6%. During the same period, our operating income margin declined by 9.8 percentage points, from 5.3% to (4.5%). See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a discussion of the differences between operating income and Adjusted Operating Income.

Our ability to generate organic revenue growth, deliver continued margin expansion and manage working capital effectively has resulted in a strong cash flow profile that allows us to invest in marketing, research & development and other growth opportunities while also successfully reducing debt levels incurred to finance acquisitions. In fiscal 2012, we generated cash flow from operating activities of $589 million and from fiscal 2010 through fiscal 2012 we maintained an average operating income cash conversion ratio of over 100% of both operating income and Adjusted Operating Income.

Successful integration of acquired brands and companies. Since 2001, we have successfully completed a number of acquisitions to drive segment, geographic and distribution platform growth. In each acquisition we make, we seek to employ best practices and talent from both our organization and the acquired business to efficiently integrate these businesses to implement our strategy and maximize growth. Our track record of successful acquisitions reflects the strength of our entrepreneurial culture, our ability to attract and retain top management talent, our innovative approach to marketing and our focus on achieving operational efficiencies.

We believe we are adept at identifying growth opportunities that complement our portfolio strategies and allow us to build on our core competencies. Following the acquisitions of the Marc Jacobs fragrance license and the Calvin Klein fragrance business, we developed these brands into power brands that expanded our global presence in fragrances. Under our ownership, the Sally Hansen brand has expanded our Color Cosmetics segment and developed a global reach. The OPI acquisition provided us with a leading professional nail care brand. The Philosophy acquisition enabled us to increase scale in skin & body care and enter new channels of distribution, like QVC and e-commerce. Additionally, we have selectively acquired businesses that bring us new platforms, such as TJoy, which provided us with a broad distribution platform for our existing portfolio of brands in China. We are applying our past experience and practices as we integrate our recent OPI, Philosophy and TJoy acquisitions.

Experienced management team with proven industry track record. The majority of our Executive Committee has worked together for almost a decade, and has an average of almost two decades of industry experience. This team has been pivotal in institutionalizing our entrepreneurial culture and global strategic vision.

Our Strategy

Coty targets net revenue growth that outperforms the industry average, and we believe our organic growth has in fact outpaced the industry over the past two years based on Euromonitor data. At the same time, Coty strives to expand margins and improve cash flow generation. Our continued net revenue growth is centered on improving our competitive position in all our segments, including through further developing power brands and diversifying our geographic presence and distribution channels.

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Continue to develop our global power brands portfolio. We will seek to capitalize on our existing power brands through continued excellence in branding, innovation and execution. Over the past three fiscal years, we have added power brands in each of our segments. Net revenues from our power brands grew 18% in fiscal year 2012 compared to the prior year, or 10% assuming the acquisitions of Philosophy and OPI had occurred on July 1, 2010.

Additionally, we seek to identify and incubate new and existing brands that we believe have the potential to develop into power brands. For example, we launched Playboy in fiscal 2009 and have since built it into a power brand by identifying a unique brand positioning and leveraging our strengths. Playboy is now the #3 brand in the combined North American and European mass markets. Similarly, we acquired Chloé in fiscal 2006 and converted it into one of the fastest growing prestige fragrance brands for women over the past four years. Since its relaunch in fiscal 2008, Chloé has grown 1,184% as measured by net revenues. In the Color Cosmetics segment, we have grown the Sally Hansen brand 53% as measured by net revenues since our acquisition of the brand in fiscal 2008.

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Broaden our segments through innovation, brand extension and new licenses. Innovation and new product development is essential to extending our global leadership position in fragrances, and to strengthening our global position in color cosmetics and skin & body care. Over the past three years, new product innovations represented approximately 17% of our annual net revenues, on average. We intend to continue to develop and bring to market unique and innovative products that we believe will be modern, appealing and accessible to the consumer. For example, our recently launched Lady Gaga Fame fragrance is the first-ever black eau de parfum and contains a proprietary new technology that causes it to become invisible once airborne. Further, we will continue to develop new brands, leveraging our track record of successful licensing relationships.

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Expand and strengthen our position in skin & body care. Our skin & body care presence has been anchored by adidas, a brand we have grown organically, and Lancaster, a brand with technically advanced products that reflect our strong research and development capabilities. We continue to expand our presence in skin & body care through acquisitions. Through Philosophy, we have increased scale in skin & body care and entered new channels of distribution like direct television sales through QVC and e-commerce. Furthermore, sales of the adidas brand are growing in China as a result of the expanded distribution platform acquired with the TJoy business in fiscal 2011.

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Diversify our geographic presence. We seek to accelerate our sales growth by expanding and further diversifying our geographic footprint. We are focused on the development of branding and market execution strategies with our top global customers, such as Sephora and AS Watson, that enable us to enter and gain share in new markets. We also intend to leverage our current distribution to build our business in existing geographies with our full product line. For example, we will seek to, among other initiatives, expand distribution of Rimmel in China by leveraging TJoy’s distribution network and increase the presence of adidas body care, philosophy and Sally Hansen products in new international markets.

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Leveraging our multi-channel distribution capabilities. We seek to continue to increase market presence, brand recognition and net revenues by offering certain products through multiple distribution channels to reach a broader range of customers. For example, we are expanding the OPI brand globally by offering OPI in travel retail, Nicole by OPI through our mass distribution channels and Sephora by OPI through Sephora’s U.S. and Canadian stores, while simultaneously maintaining the brand’s leadership in salons. We have also recently appointed Sephora as privileged retail partner for OPI in certain European and Middle Eastern countries and Russia. The development of branding and market execution strategies with our top global customers is an important component of our strategy to ensure our brands receive appropriate pricing and placement as we expand our distribution.

In addition, we are seeking to expand our presence through alternative distribution channels, including by leveraging the expertise of our philosophy brand (which sells products through its U.S. and U.K. websites, among other channels) in e-commerce, and direct television sales by expanding the distribution of appropriate brands into these channels.

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Increase margins and continue to improve cash flow generation. We will remain focused on converting earnings into cash flow through effective working capital management. We seek continued margin expansion through strong net revenue growth, development of higher margin products, cost control, and supply chain integration and efficiency initiatives, such as optimization of our manufacturing footprint. In fiscal 2012, our adjusted operating margin improved as discussed above, and we generated cash flow from operating activities of $589 million, compared to $418 million in the prior year.

While acquisitions are not essential to achieve our growth objectives, we will continue to evaluate targets that fit with our strategy and add stockholder value. Our approach to acquisitions has resulted in a successful track record of identifying targets aligned with our strategic objectives, executing acquisitions quickly and efficiently, and integrating the businesses successfully to both accelerate top line growth and improve the financial performance of the overall business.

Summary Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors.” You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our Class A common stock. The following risks, which are described more fully in the section entitled “Risk Factors,” may have an adverse effect on our business, which could cause a decrease in the price of our Class A common stock and result in a loss of all or a portion of your investment:

•	The beauty business is highly competitive, and if we are unable to compete effectively our results will suffer;

•	Rapid changes in market trends and consumer preferences could adversely affect our financial results;

•	Our success depends on our ability to achieve our global business strategy;

•	We may not be able to identify suitable acquisition targets or realize the full intended benefit of acquisitions we undertake;

•	Our acquisition activities may present managerial, integration, operational and financial risks;

•	Our operations and acquisitions in certain foreign areas expose us to political, regulatory, economic and reputational risks;

•	Our business is dependent upon certain licenses;

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If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks, patents and copyrights, or if our brand partners and licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted;

•	Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of other parties;

•	Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future;

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A general economic downturn, the debt crisis and economic environment in Europe or a sudden disruption in business conditions may affect consumer purchases of our products, which could adversely affect our financial results;

•	A sudden disruption in business conditions or a general economic downturn may affect the financial strength of our customers that are retailers, which could adversely affect our financial results;

•	Volatility in the financial markets could have a material adverse effect on our business;

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Our debt facilities require us to comply with specified financial covenants that may restrict our current and future operations and limit our flexibility and ability to respond to changes or take certain actions;

•	We are subject to risks related to our international operations;

•	Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations;

•	Our failure to protect our reputation, or the failure of our partners to protect their reputations, could have a material adverse effect on our brand images;

•	Our business is subject to seasonal variability;

•	We sell our products in a continually changing retail environment;

•	A disruption in operations could adversely affect our business;

•	Our decision to outsource certain functions means that we are dependent on the entities performing those functions;

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Third-party suppliers provide, among other things, the raw materials used to manufacture our products, and the loss of these suppliers, damage to our third-party suppliers’ reputations or a disruption or interruption in the supply chain may adversely affect our business;

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We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted;

•	Our success depends, in part, on our employees;

•	Our success depends, in part, on the quality, efficacy and safety of our products;

•	Our success depends, in part, on our ability to successfully manage our inventories;

•	Changes in laws, regulations and policies that affect our business or products could adversely affect our financial results;

•	Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, financial condition and/or results of operations;

•	The illegal distribution and sale by third parties of counterfeit versions of our products could have a negative impact on our reputation and business;

•	We are subject to environmental, health and safety laws and regulations that could affect our business or financial results; and

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Payment of dividends on our Class A common stock is entirely subject to the discretion of our Board of Directors. Our debt instruments and external factors beyond our control may limit our ability to pay dividends.

Our Corporate Information

We were incorporated in Delaware in 1995. Our principal executive offices are located at 2 Park Avenue, New York, New York 10016 and our telephone number at this address is (212) 479-4300. Our website is www.coty.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

“Coty” is the trademark of Coty Inc. in the United States and other countries. This prospectus also includes other trademarks of Coty, our partners and other persons. All trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares (if the underwriters exercise their option in full)

Class B common stock to be outstanding after this offering	shares

Total common stock to be outstanding after this offering	shares

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of our Class A common stock at the initial offering price.

Voting rights	Upon consummation of this offering, the holders of our Class A common stock will be entitled to one vote per share, and the holders of our Class B common stock will be entitled to ten votes per share.

Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder.

If, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock outstanding, then each share of Class B common stock will automatically convert into one share of Class A common stock.

In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers to other holders of Class B common stock or their affiliates.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters unless otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common stock will hold approximately  % of the combined voting power of our outstanding common stock and approximately  % of our total equity ownership and (2) holders of Class B common stock will hold approximately  % of the combined voting power of our outstanding common stock and approximately  % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common stock will hold approximately  % of the combined voting power of our outstanding common stock and approximately  % of our total equity ownership and (2) holders of Class B common stock will hold approximately  % of the combined voting power of our outstanding common stock and approximately  % of our total equity ownership. See “Description of Capital Stock—Voting Rights.”

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common stock. See “Description of Capital Stock—Common Stock” for a description of the material terms of our common stock.

Use of proceeds	We will not receive any proceeds from the offering.

Dividends

We intend to pay an annual cash dividend at a rate initially equal to $0.15 per share of our Class A common stock offered by this prospectus, as well as our Class B common stock, in the second fiscal quarter of each year, commencing in the second quarter of fiscal 2013. See “Dividend Policy” for additional information.

Proposed New York Stock Exchange symbol	“COTY”

Our outstanding common stock is currently all of the same class. In connection with the closing of this offering, we will amend and restate provisions of our Certificate of Incorporation to create a dual class common stock structure consisting of our Class B common stock and Class A common stock. As a result of that amendment and restatement, our stockholders will receive  shares of Class A common stock, except that affiliates of JAB Holdings II B.V., Berkshire Partners LLC and Rhone Capital L.L.C., which include the selling stockholders, will receive  shares of Class B common stock, in each case in exchange for their current common stock holdings. When the selling stockholders consummate sales of Class B common stock in this offering, their shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis. As a result, purchasers of our common stock in this offering will only receive Class A common stock, and only Class A common stock is being offered by this prospectus. Shares of Class B common stock that are not sold by the selling stockholders will remain Class B common stock unless otherwise converted into shares of Class A common stock as described under “Description of Capital Stock.”

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus is as of  , 2012, and reflects or assumes:

•

the conversion of the common stock owned by our existing stockholders, all of which shares are of the same class, into   shares of Class A common stock and   shares of Class B common stock immediately upon effectiveness of our restated certificate of incorporation filed in connection with our initial public offering;

•	the immediate conversion of shares of our Class B common stock owned by the selling stockholders into shares of Class A common stock upon their sale in this offering; and

•	the underwriters’ option to purchase up to an additional shares of Class A common stock from the selling stockholders is not exercised.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus does not give effect to or reflect the issuance of:

•

 shares issuable upon the exercise of outstanding stock options under our Long-Term Incentive Plan, Executive Ownership Plan and Stock Plan for Non-Employee Directors, at a weighted-average exercise price of $  per share;

•	shares issuable upon settlement of restricted stock units and IPO Units under our Executive Ownership Plan, Long-Term Incentive Plan and 2007 Stock Plan for Directors;

•	shares reserved for future grants under our Long-Term Incentive Plan, Executive Ownership Plan and 2007 Stock Plan for Directors; or

•	shares reserved for sale under our Executive Ownership Plan and Director Stock Purchase Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary Consolidated Statements of Operations Data and Consolidated Cash Flows Data for the years ended June 30, 2012, 2011 and 2010 and the Consolidated Balance Sheet Data as of June 30, 2012 and 2011 from our audited Consolidated Financial Statements included elsewhere in this prospectus. The Consolidated Balance Sheet Data as of June 30, 2010 have been derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our results in any future period. The Summary Consolidated Financial Data below should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

(in millions, except per share data)	Year Ended June 30,
	2012	2011(a)	2010
Consolidated Statements of Operations Data:
Net revenues	$4,611.3	$4,086.1	$3,482.9
Gross profit	2,787.3	2,446.1	2,009.7
Asset impairment charges	575.9	—	5.3
Operating (loss) income	(209.5)	280.9	184.5
Interest expense—related party	—	5.9	31.9
Interest expense, net	89.6	85.6	41.7
Other expense (income), net	32.0	4.4	(8.8)
(Loss) income before income taxes	(331.1)	185.0	119.7
(Benefit) provision for income taxes	(37.8)	95.1	32.4
Net (loss) income	$(293.3)	$89.9	$87.3
Net income attributable to noncontrolling interests	$13.7	$12.5	$11.9
Net income attributable to redeemable noncontrolling interests	$17.4	$15.7	$13.7
Net (loss) income attributable to Coty Inc.	$(324.4)	$61.7	$61.7
Per Share Data:
Weighted average common shares
Basic	373.0	329.4	280.2
Diluted	373.0	339.1	280.2
Cash dividends declared per common share	$—	$0.10	$—
Net (loss) income attributable to Coty Inc. per common share:
Basic	$(0.87)	$0.19	$0.22
Diluted	(0.87)	0.18	0.22
Consolidated Cash Flows Data:
Net cash provided by operating activities	$589.3	$417.5	$494.0
Net cash used in investing activities	(333.9)	(2,252.5)	(149.9)
Net cash (used in) provided by financing activities	(97.7)	1,903.8	(7.0)
Cash paid for income taxes(b)	67.4	60.3	55.3

(a)

Fiscal 2011 data includes results from the acquisitions of TJOY Holdings Co., Ltd. (‘‘TJoy”), Dr. Scheller Cosmetics AG (“Dr. Scheller”), OPI Products, Inc. (“OPI”), and Philosophy Acquisition Company, Inc. (“Philosophy”) (collectively, “2011 Acquisitions”). See Note 4, “Acquisitions,” in our notes to Consolidated Financial Statements, for additional disclosures related to the acquisitions’ results and pro forma financial data.

(b)

As a result of U.S. losses that offset foreign income, we have generated a pretax loss and a net tax benefit in our provision for income taxes in 2012. Cash paid for income taxes exceeded this amount, however, primarily due to taxes paid in profitable foreign jurisdictions that could not be offset against U.S. losses. Cash paid for income taxes is less than the provision for income taxes in fiscal 2011, primarily as we obtain benefits from the amortization of goodwill and other intangible assets for tax purposes (primarily associated with the OPI and Philosophy acquisitions in fiscal 2011), from the carryforward of net operating losses in Germany and from the change in unrecognized tax benefits. In fiscal 2010, prior to those acquisitions, cash paid for income taxes exceeded the provision for income taxes due to accelerated payment of estimated taxes.

(in millions)	As of June 30,
	2012	2011	2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	$609.4	$510.8	$387.5
Total assets	6,183.4	6,813.9	3,781.8
Total debt	2,460.3	2,622.4	1,416.0
Total Coty Inc. stockholders’ equity	857.2	1,361.9	419.7

Other Financial Data:

(in millions)	Year Ended June 30,
	2012	2011	2010
Adjusted Operating Income(a)	$535.9	$432.4	$284.4
Adjusted Net Income Attributable to Coty Inc.(a)	300.7	235.0	153.4

(a)	See “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted Operating Income, Adjusted Income Before Income Taxes and Adjusted Net Income Attributable to Coty Inc. are non-GAAP financial measures which we believe investors may find helpful in understanding the ongoing performance of our operations, separate from items that we do not consider indicative of our core operating performance in any particular period. We believe these non-GAAP financial measures better enable management and investors to understand and analyze the underlying business results from period to period.

These non-GAAP financial measures should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all the items associated with the operations of our business as determined in accordance with GAAP. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis, and we provide reconciliations from the most directly comparable GAAP financial measures to the non-GAAP financial measures. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted Operating Income, Adjusted Income Before Income Taxes and Adjusted Net Income Attributable to Coty Inc. provide an alternative view of performance used by management and we believe that an investor’s understanding of our performance is enhanced by disclosing these adjusted performance measures. In addition, our financial covenant compliance calculations under our debt agreements are substantially derived from these adjusted performance measures. The following are examples of how these adjusted performance measures are utilized by management:

•	senior management receives a monthly analysis of our operating results that are prepared on an adjusted performance basis;

•	strategic plans and annual budgets are prepared on an adjusted performance basis; and

•	senior management’s annual compensation is calculated, in part, using adjusted performance measures.

Adjusted Operating Income

We define Adjusted Operating Income as operating income adjusted for the following:

•

Share-based compensation adjustment, which consists of (i) the difference between share-based compensation expense accounted for under equity plan accounting and under liability plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares and restricted stock units and (ii) all costs associated with the special incentive award granted in fiscal 2011, vesting of which is contingent upon completion of our initial public offering. We currently use liability plan accounting to measure share-based compensation expense in the Consolidated Statements of Operations to the extent the holders have not retained the risks and rewards of share ownership for a reasonable period of time, as determined under applicable accounting guidance. Once the holders have retained these risks and rewards for a reasonable period of time, generally deemed to be a period of six months from vesting and issuance, the liability recorded in our Consolidated Balance Sheets is reclassified as redeemable common stock at fair value. Subsequent changes in fair value of the shares classified as redeemable common stock are recognized in retained earnings or, in the absence of retained earnings, in additional paid-in capital. We currently use equity plan accounting to measure the performance of the segments and will be used by us to measure share-based compensation expense following completion of our initial public offering; and

•	Other adjustments, which include:

•	asset impairment charges;

•	restructuring costs and business structure realignment programs;

•	acquisition-related costs and certain acquisition accounting impacts; and

•	other adjustments that we do not consider indicative of our core operating performance.

Reconciliation of Operating (Loss) Income to Adjusted Operating Income:

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Reported Operating (Loss) Income	$(209.5)	$280.9	$184.5	<(100%)	52%
% of Net revenues	(4.5%)	6.9%	5.3%
Share-based compensation expense adjustment(a)	109.9	64.9	47.3	69%	37%

Reported Operating (Loss) Income adjusted for share-based compensation adjustment	$(99.6)	$345.8	$231.8	<(100%)	49%
% of Net revenues	(2.2%)	8.5%	6.7%
Other adjustments:
Asset impairment charges(b)	575.9	—	5.3	N/A	N/A
Acquisition-related costs(c)	18.7	46.8	5.2	(60%)	>100%
Business structure realignment programs(d)	12.9	7.2	11.5	79%	(37%)
Real estate consolidation program(e)	12.4	—	—	N/A	N/A
Restructuring costs(f)	11.1	30.5	30.6	(64%)	0%
Public entity preparedness costs(g)	4.5	2.1	—	>100%	N/A

Total other adjustments to Reported Operating (Loss) Income	635.5	86.6	52.6	>100%	65%

Adjusted Operating Income	$535.9	$432.4	$284.4	24%	52%
% of Net revenues	11.6%	10.6%	8.2%

(a)

Consists of (i) the difference between share-based compensation expense accounted for under equity plan accounting and under liability plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares and restricted stock units and (ii) all costs associated with the special incentive award granted in fiscal 2011, vesting of which is contingent upon completion of our initial public offering. We currently use liability plan accounting to measure share-based compensation expense in the Consolidated Statements of Operations to the extent the holders have not retained the risks and rewards of share ownership for a reasonable period of time, as determined under applicable accounting guidance. Once the holders have retained these risks and rewards for a reasonable period of time, generally deemed to be a period of six months from vesting and issuance, the liability recorded in our Consolidated Balance Sheets is reclassified as redeemable common stock at fair value.

Subsequent changes in fair value of the shares classified as redeemable common stock are recognized in retained earnings or, in the absence of retained earnings, in additional paid-in capital. We currently use equity plan accounting to measure the performance of the segments and will be used by us to measure share-based compensation expense following the completion of our initial public offering. These amounts are included in selling, general and administrative expenses in the Consolidated Statements of Operations in Corporate. Refer to “Adjusted Operating Income—Share-Based Compensation Adjustment” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations’’.

(b)

Charges related to impairments of certain property and equipment and intangible assets. These amounts are included in asset impairment charges in the Consolidated Statements of Operations in the Skin & Body Care and Color Cosmetics segments and in Corporate. Refer to “Adjusted Operating Income—Asset Impairment Charges” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(c)

Charges related to transaction costs, integration costs and acquisition accounting impacts for the 2011 Acquisitions, certain due diligence and acquisition-related costs incurred in connection with certain contemplated acquisition offers that were withdrawn and the acquisition of the Russian distribution business in fiscal 2010. Transaction costs of $10.3 million, $18.4 million and $5.2 million for fiscal 2012, 2011 and 2010, respectively, were recorded as acquisition-related costs in the Consolidated Statements of Operations in Corporate. Integration costs of $7.9 million and $8.1 million for fiscal 2012 and 2011, respectively, were recorded as acquisition-related costs, selling, general and administrative expenses and amortization expense in the Consolidated Statements of Operations in Corporate. Charges of $0.5 million and $20.3 million related to acquisition accounting impacts of revaluation of acquired inventory for fiscal 2012 and 2011, respectively, were recorded in cost of sales in the Consolidated Statements of Operations in Corporate. Acquisition-related costs include items in addition to what is recorded in acquisition-related costs in the Consolidated Statements of Operations. Additional items include internal integration costs and acquisition accounting impacts. Refer to “Adjusted Operating Income—Acquisition-Related Costs” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(d)

Charges related to structural reorganization in Geneva, accelerated depreciation resulting from a change in the estimated useful life of a manufacturing facility, the buy-back of distribution rights for a brand in selected EMEA markets and certain other programs in North America. We incurred costs related to structural reorganization in Geneva of $7.0 million, $1.6 million and $1.0 million for fiscal 2012, 2011 and 2010, respectively. We incurred accelerated depreciation charges of $5.6 million and $10.5 million for fiscal 2011 and 2010, respectively. We incurred $4.5 million of costs in fiscal 2012 related to the buy-back of distribution rights for a brand in selected EMEA markets. We incurred $1.4 million of costs in fiscal 2012 related to certain other programs in North America. These amounts are included in selling, general and administrative expenses in the Consolidated Statements of Operations in Corporate. Refer to “Adjusted Operating Income—Business Structure Realignment Programs” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(e)

Charges related to the consolidation of real estate in New York. We expect to incur similar types of charges, but in larger amounts, in fiscal 2013 and 2014, the expected year of completion. These amounts are included in selling, general and administrative expenses in the Consolidated Statements of Operations in Corporate. Refer to “Adjusted Operating Income—Real Estate Consolidation Program” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations’’.

(f)

Charges related to restructuring programs which primarily reflect employee-related costs, contract terminations and other exit charges. These amounts are included in restructuring costs in the Consolidated Statements of Operations in Corporate. Refer to “Adjusted Operating Income—Restructuring Costs” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(g)

Charges related to public entity preparedness costs, which primarily consist of consulting, audit, legal, filing and printing costs associated with preparation and filing of the registration statement, preparation for public entity reporting requirements and Sarbanes-Oxley compliance. These amounts are included in selling, general and administrative expenses in the Consolidated Statements of Operations in Corporate. Refer to “Adjusted Operating Income—Public Entity Preparedness Costs” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Reconciliation of Reported (Loss) Income Before Income Taxes to Adjusted Income Before Income Taxes and Effective Tax Rates

(in millions)	Year Ended June 30, 2012			Year Ended June 30, 2011
	(Loss) Income Before Income Taxes	Tax Expense (Benefit)	Effective Tax Rate	(Loss) Income Before Income Taxes	Tax Expense (Benefit)	Effective Tax Rate
Reported (Loss) Income Before Income Taxes	$(331.1)	$(37.8)	11.4%	$185.0	$95.1	51.4%
Share-based compensation expense adjustment(a)	109.9	12.0		64.9	14.4
Other adjustments to Operating Income(a)	635.5	152.2		86.6	26.9
Other adjustments(b)	44.4	15.4		9.1	1.9
Tax impact on foreign income inclusion(c)		(14.9)			(41.9)
Tax impact on intercompany borrowing(d)					(14.0)

Adjusted Income Before Income Taxes	$458.7	$126.9	27.7%	$345.6	$82.4	23.8%

(a)	See “Reconciliation of Operating Income (Loss) to Adjusted Operating Income.”

(b)	See “Reconciliation of Net (Loss) Income Attributable to Coty Inc. to Adjusted Net Income Attributable to Coty Inc.”

(c)

Reflects an adjustment to our tax provision equal to the tax expense associated with certain foreign income that was subject to tax in the U.S. during fiscal 2011 under the provisions of Internal Revenue Code Sections 951 through 954 (“Subpart F”), but that should no longer be subject to Subpart F as a result of structural changes in our organization. This change is reflected in the provision for income taxes in the Consolidated Statements of Operations for periods following its implementation.

(d)

Reflects tax expense associated with short-term intercompany borrowing arrangements entered into between us and certain foreign subsidiaries during fiscal 2011 in connection with unanticipated acquisition and other opportunities. These amounts are included in provision for income taxes in the Consolidated Statements of Operations.

Adjusted Net Income Attributable to Coty Inc.

We define Adjusted Net Income Attributable to Coty Inc. as net income attributable to Coty Inc. adjusted for the following:

•	adjustment made to reconcile operating income to Adjusted Operating Income, net of the income tax effect thereon (see Adjusted Operating Income);

•	certain interest and other expense (income), net of the income tax effect thereon, that we do not consider indicative of our performance; and

•	certain tax effects that are not indicative of our performance.

Reconciliation of Net (Loss) Income Attributable to Coty Inc. to Adjusted Net Income Attributable to Coty Inc.:

(in millions)	Year Ended June 30,			Change%
	2012	2011	2010	2012/2011	2011/2010
Reported Net (Loss) Income Attributable to Coty Inc.	$(324.4)	$61.7	$61.7	<(100%)	0%
% of Net revenues	(7.0%)	1.5%	1.8%
Share-based compensation expense adjustment(a)	109.9	64.9	47.3	69%	37%
Change in tax provision due to share-based compensation expense adjustment	(12.0)	(14.4)	(10.2)	17%	(41%)

Net (Loss) Income adjusted for share-based compensation expense adjustment	(226.5)	112.2	98.8	<(100%)	14%
% of Net revenues	(4.9%)	2.7%	2.8%
Other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.:
Other adjustments to Operating Income(a)	635.5	86.6	52.6	>100%	65%
Loss on foreign currency contract(b)	37.4	—	—	N/A	N/A
Acquisition-related interest expense(c)	7.0	9.1	—	(23%)	N/A

Total other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.	679.9	95.7	52.6	>100%	82%
Change in tax provision due to other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.	(167.6)	(28.8)	(18.8)	<(100%)	(54%)
Tax impact on foreign income inclusion(d)	14.9	41.9	45.3	(64%)	(8%)
Tax impact on intercompany borrowing(e)	—	14.0	(24.5)	(100%)	>100%

Adjusted Net Income Attributable to Coty Inc.	$300.7	$235.0	$153.4	28%	53%

% of Net revenues	6.5%	5.8%	4.4%

(a)	See “Reconciliation of Operating (Loss) Income to Adjusted Operating Income.”

(b)

Loss on foreign currency contract to hedge foreign currency exposure associated with a contemplated acquisition that was withdrawn. This amount is included in other expense, net in the Consolidated Statements of Operations.

(c)

Interest expense for fiscal 2012 associated with the obligations related to the purchase of TJoy. For fiscal 2011, interest expense associated with the obligations related to the purchase of TJoy and a one-time expense to secure availability of funds under a $700.0 million 90-day credit facility for the 2011 Acquisitions. These amounts are included in interest expense, net in the Consolidated Statements of Operations.

(d)

Reflects an adjustment to our tax provision equal to the tax expense associated with certain foreign income that was subject to tax in the U.S. during fiscal 2011 and 2010 under the provisions of Internal Revenue Code Sections 951 through 954 (“Subpart F”), but that should no longer be subject to Subpart F as a result of structural changes in our organization. Effective fiscal 2012, we created a fragrance “Center of Excellence” for research and development and supply chain management by relocating and centralizing selected manufacturing and product development processes to Geneva, Switzerland. As a result of these changes to our organizational and management structure, Subpart F should no longer apply to income associated with our operations in Geneva and, accordingly, tax expense associated with certain foreign-based income will be reduced in the future. This change is reflected in the provision for income taxes in the Consolidated Statements of Operations for periods following its implementation.

(e)

Reflects tax expense associated with the short-term intercompany borrowing arrangements entered into between us and certain foreign subsidiaries during fiscal 2011 and 2009 in connection with unanticipated acquisition and other opportunities. Under the provisions of Internal Revenue Code Sections 951 through 956, these short-term borrowings were considered a deemed dividend and resulted in a tax expense of $14.0 million and $35.2 million in fiscal 2011 and 2009, respectively. In fiscal 2010, a portion of the 2009 short-term borrowing was repaid, resulting in a tax benefit of $24.5 million. Both fiscal 2011 and 2009 borrowings have been repaid in full. The 2011 tax expenses and 2010 tax benefit are described in further detail in Note 14, “Income Taxes” to the Consolidated Financial Statements and are included in provision for income taxes in the Consolidated Statements of Operations.

Net Revenues at Constant Rates Excluding the Effects of Recent Acquisitions

Management further believes that presenting our average annual growth rate excluding the effects of recent acquisitions and foreign currency exchange translations enhances an investor’s understanding of our performance, and we have disclosed such measures herein. We believe this non-GAAP financial measure better enables management and investors to understand and analyze the underlying business results from period to period.

Reconciliation of Reported Net Revenues to Net Revenues excluding Acquisitions at Constant Rates:

(in millions)	Year Ended June 30			Change %		Average Annual Growth Rate
	2012	2011	2010	2012/2011	2011/2010
Reported Net revenues	$4,611.3	$4,086.1	$3,482.9	13%	17%	16%
Revenues generated from 2011 Acquisitions	600.7	339.7	—	77%	N/A	N/A

Net revenues (excluding revenues related to 2011 Acquisitions)	$4,010.6	$3,746.4	$3,482.9	7%	8%	8%
Net revenues at Constant Rates (excluding revenues related to 2011 Acquisitions)(a)	$4,030.6	$3,743.0	$3,482.9	8%	7%	8%

(a)

For all periods, results are translated at 2010 exchange rates. We calculate constant currency information by translating current and prior-period results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant foreign currency exchange rates. The constant currency calculations do not adjust for the impact of revaluing specific transactions denominated in a currency that is different to the functional currency of that entity when exchange rates fluctuate. The constant currency information we present may not be comparable to similarly titled measures reported by other companies.

RISK FACTORS

Investment in our Class A common stock involves a high degree of risk and uncertainty. You should carefully consider the following information about these risks together with the other information contained in this prospectus before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our Class A common stock could decline, and you may lose all or part of your investment. The risks described below are not the only risks facing the Company. Additional risks not currently known or deemed immaterial may also result in adverse results for the Company’s business.

Risks related to our business

The beauty business is highly competitive, and if we are unable to compete effectively our results will suffer.

We face vigorous competition from companies throughout the world, including large multinational consumer products companies. Some of our competitors have greater resources than we do and may be able to respond more effectively to changing business and economic conditions than we can. Most of our products compete with other widely advertised brands within each product segment. Competition in the beauty business is based on pricing of products, quality of products and packaging, perceived value and quality of brands, innovation, in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas or whether new competitors will emerge in the beauty business, including competitors who offer comparable products at more attractive prices. In particular, the fragrances segment in the United States is being influenced by the high volume of new product introductions by diverse companies across several different distribution channels, including private label brands and cheaper brands that have increased pricing pressure. In addition, further technological breakthroughs, new product offerings by competitors, and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy. Our ability to compete also depends on the continued strength of our products, both power brands and other brands, including our continued leadership in fragrances, growth and innovation in color cosmetics and growth in skin & body care, the success of our branding, innovation and execution strategies, our ability to acquire or enter into new licenses and to continue to act as licensee of choice for various brands, the continued diversity of our product offerings to help us compete effectively, the successful management of new product introductions and innovations, our success in entering new markets and expanding our business in existing geographies, the success of any future acquisitions and our ability to protect our intellectual property. If we are unable to continue to compete effectively on a global basis, it could have an adverse impact on our business, results of operations and financial condition.

Rapid changes in market trends and consumer preferences could adversely affect our financial results.

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to industry trends and changes in consumer preferences for fragrances, color cosmetics and skin & body care products, consumer attitudes toward our industry and brands and in where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Net revenues and margins on beauty products tend to decline as they advance in their life cycles, so our net revenues and margins could suffer if we do not successfully and continuously develop new products. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, consumer tastes cannot be predicted with certainty and can change rapidly. Additionally, due to the increasing use of social and digital media by consumers and the speed by which information and opinions are shared, trends and tastes may continue to change even more quickly. If we are unable to anticipate and respond to trends in the market for beauty and related products and changing consumer demands, our financial results may suffer.

Our success depends on our ability to achieve our global business strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our global business strategy, which is dependent upon a number of factors, including our ability to:

•	develop our global power brands portfolio through branding, innovation and execution;

•	identify and incubate new and existing brands with the potential to develop into global power brands;

•	innovate and develop new products that are appealing to the consumer;

•	extend our brands into the other segments of the beauty industry in which we compete and develop new brands;

•	acquire or enter into new licenses;

•	expand our geographic presence to take advantage of opportunities in developed and emerging markets;

•	continue to expand our distribution channels within existing geographies to increase market presence, brand recognition and sales;

•	expand our market presence through alternative distribution channels;

•	expand margins through sales growth, the development of higher margin products and supply chain integration and efficiency initiatives;

•	effectively manage capital investments and working capital to improve the generation of cash flow; and

•	execute any acquisitions quickly and efficiently and integrate businesses successfully.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net revenues and, therefore, may be dilutive to our earnings, at least in the short term. In addition, we may decide to divest or discontinue certain brands or streamline operations and incur other costs or special charges in doing so. We cannot give any assurance that we will realize, in full or in part, the anticipated strategic benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to identify suitable acquisition targets or realize the full intended benefit of acquisitions we undertake.

During the past several years, we have explored and undertaken opportunities to acquire other companies and assets as part of our growth strategy. The assets we have acquired in the past several years represent a significant portion of our net assets. In fiscal 2011 we acquired four businesses: Philosophy, OPI, Dr. Scheller and TJoy. We will continue to evaluate and anticipate engaging in additional selected acquisitions that would complement our current product offerings, expand our distribution channels, increase the size and geographic scope of our operations or otherwise offer operating efficiency opportunities and growth potential. There can be no assurance that we will be able to continue to identify suitable acquisition candidates in the future or consummate acquisitions on favorable terms or otherwise realize the full intended benefit of such transactions. For example, we recently experienced an unanticipated leadership change at TJoy after we acquired it which, combined with less favorable trade conditions in China, has resulted in TJoy performing below our expectations and impairments of trademarks. Similarly, Philosophy earned lower net revenues than expected in the first fiscal year after its acquisition primarily due to delays in planned international market product distribution expansion, which also resulted in impairments of trademarks. See “—Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future.” Our failure to achieve intended benefits from any future acquisitions could cause a material adverse effect on our results, business or financial condition.

Our acquisition activities may present managerial, integration, operational and financial risks.

Our acquisition activities expose us to certain risks, including diversion of management attention from existing core businesses and potential loss of customers or key employees of acquired businesses. If required, the financing for an acquisition could increase our indebtedness, dilute the interests of our stockholders or both. The assumptions we use to evaluate acquisition opportunities may not prove to be accurate, and intended benefits may not be realized. In addition, acquisitions of foreign businesses entail certain particular risks, including difficulties in markets and environments where we lack a significant presence, including inability to seize opportunities available in those markets in comparison to our global or local competitors. For example, our growth strategy may require us to seek market penetration through sales channels with which we are not familiar, which may be the dominant sales channels in the relevant geographies. To the extent we acquire businesses located in countries or jurisdictions with currencies other than the U.S. dollar, the U.S. dollar equivalent cost of the acquisition, as well as future profits and revenues, may be adversely impacted should exchange rates vary in unexpected ways. We may experience difficulties in integrating newly acquired businesses. For example, after our acquisition of TJoy, a significant portion of TJoy’s former management departed earlier than expected. Even if we are able to integrate our acquired businesses, such transactions involve the risk of unanticipated or unknown liabilities, including with respect to environmental matters. Our failure to successfully integrate any acquired business could have a material adverse effect on our business, financial condition and operating results.

Our operations and acquisitions in certain foreign areas expose us to political, regulatory, economic and reputational risks.

We currently have offices in more than 30 countries and market, sell and distribute our products in over 130 countries and territories. Our growth strategy depends in part on our ability to grow in emerging areas, including expanding our operations in China and Russia and building our business in Brazil. In addition, our acquisitions and operations in some developing countries may be subject to greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions than are common in established areas.

Some of our recent acquisitions have required us to integrate non-U.S. companies which had not, until our acquisition, been subject to U.S. law. In many countries outside of the United States, particularly in those with developing economies, it may be common for others to engage in business practices prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act (‘‘FCPA”) or similar local anti-bribery laws. These laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Failure to comply with these laws could subject us to civil and criminal penalties that could materially and adversely affect our business, financial condition and results of operations.

In addition, the United States has imposed trade sanctions that prohibit U.S. companies from engaging in business activities with certain persons or foreign countries or governments that it determines are adverse to U.S. foreign policy interests. At any time, the U.S. may impose additional sanctions. If so, our existing activities may be adversely affected, or we may incur costs to respond to an executive order, depending on the nature of any further sanctions that are imposed.

Although we implement policies and procedures designed to ensure compliance with these laws and trade sanctions, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. We may incur costs or other penalties in the event that any such violations have occurred, which could have an adverse effect on our business and reputation.

Our business is dependent upon certain licenses.

Products covering a significant portion of our net revenues are marketed under exclusive license agreements which grant us and/or our subsidiaries the rights to use certain intellectual property (trademarks, trade dress, names and likeness, etc.) in certain fields on a worldwide and/or regional basis. As of June 30, 2012, we maintained 48 license agreements, which collectively accounted for 60% of our net revenues in fiscal 2012. In fiscal 2012, our top six licensed brands collectively accounted for 41% of our net revenues, and each represented between 3% and 17% of net revenues. The termination of one or more of our license agreements or the renewal of a license agreement on less favorable terms could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements.

We rely on our licensors to manage and maintain their brands. Many of our licenses are with celebrities whose public personae we believe are in line with our business strategy. Since we do not maintain control over such celebrities’ brand and image, however, they are subject to change at any time without notice, and there can be no assurance that these celebrity licensors will maintain the appropriate celebrity status or positive association among the consumer public to maintain sales of products bearing their names and likeness at the projected sales levels. Similarly, since we are not responsible for the brand or image of our designer licensors, sales of related products or projected sales of related products could suffer if the designer suffers a general decline in the popularity of its brands due to mismanagement, changes in fashion or consumer preferences, or other factors beyond our control.

Our existing licenses run for varying periods with varying renewal options and may be terminated if certain conditions, such as royalty payments, are not met. These licenses impose various obligations on us which we believe are common to many licensing relationships in the beauty industry. These obligations include:

•	maintaining the quality of the licensed product and the applicable trademarks;

•	permitting the licensor’s involvement in and, in some cases, approval of advertising, packaging and marketing plans;

•	paying royalties at minimum levels and/or maintaining minimum sales levels;

•	actively promoting the sales of the licensed product;

•	spending a certain amount of net sales on marketing and advertising for the licensed product;

•	maintaining the integrity of the specified distribution channel for the licensed product;

•	expanding the sales of the product and/or the jurisdictions in which the product is sold;

•	agreeing not to enter into licensing arrangements with competitors of certain of our licensors;

•	indemnifying the licensor in the event of product liability or other claims related to our products;

•	limiting assignment and sub-licensing to third parties without the licensor’s consent; and

•	in some cases, requiring notice to the licensor or its approval of certain changes in control.

If we breach any of these obligations or any other obligations set forth in any of our license agreements, our rights under the license agreements that we have breached could be terminated, which could have a material adverse effect on our business, financial condition and results of operations.

Our success is also partially dependent on the reputation of our licensors and the goodwill associated with their intellectual property. Our licensors’ reputation or goodwill may be harmed due to factors outside our control, which could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event that any of our licensors were to enter bankruptcy proceedings, we could lose our rights to use the intellectual property that the applicable licensors license us to use.

If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks, patents and copyrights, or if our brand partners and licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted.

Our intellectual property is a valuable asset of our business. For example, the market for our products depends to a significant extent upon the value associated with our product innovations and our owned and licensed brands. Although certain of our intellectual property is registered in the United States and in several of the foreign countries in which we operate, there can be no assurances with respect to the rights associated with such intellectual property in those countries, including our ability to register, use or defend key trademarks. We rely on a combination of trademark, trade dress, patent, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters as discussed under “—The illegal distribution and sale by third parties of counterfeit versions of our products could have a negative impact on our reputation and business,” which could adversely affect our competitive position or ability to sell our products. In addition, our intellectual property portfolio in many foreign countries is less extensive than our portfolio in the United States, and the laws of foreign countries, including many emerging markets in which we operate, such as China, may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and patents may be substantial.

In addition, we may fail to apply for, or be unable to obtain, intellectual property protection for certain aspects of our business. For example, we cannot provide assurance that our applications for patents, trademarks and other intellectual property rights will be granted, or, if granted, will provide meaningful protection. In addition, third parties have in the past and could in the future bring infringement, invalidity, co-inventorship, re-examination, opposition or similar claims with respect to any of our current trademarks, patents and copyrights, or any trademarks, patents or copyrights that we may seek to obtain in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s attention and resources, damage our reputation and brands, and substantially harm our business and results of operations. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations.

In order to protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties, such as infringement suits, opposition proceedings or interference proceedings. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated or interpreted narrowly. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our products bear, and the value of our brands is affected by, the trademarks and other intellectual property rights of our brand partners and licensors. Our brand partners’ and licensors’ ability to maintain and protect their trademark and other intellectual property rights is subject to risks similar to those described above with respect to our intellectual property. We do not control the protection of the trademarks and other intellectual property rights of our brand partners and licensors and cannot ensure that our brand partners and licensors will be able to secure or protect their trademarks and other intellectual property rights. The loss of any of our significant owned or licensed trademarks, patents, copyrights or other intellectual property in any jurisdiction where we conduct a material portion of our business or where we plan geographic expansion could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of other parties.

Our commercial success depends at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation as a way to gain a competitive advantage, and to the extent we gain greater visibility and market exposure as a public company, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products, services or activities infringe, misappropriate or otherwise violate their trademark, patent, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management’s attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third party trademark, patent, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Our inability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could therefore have a material adverse effect on our business, financial condition and results of operations.

Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future.

We are required, at least annually, or as facts and circumstances warrant, to test goodwill and other assets to determine if impairment has occurred. Impairment may result from any number of factors, including adverse changes in assumptions used for valuation purposes, such as actual or projected net revenue growth rates, profitability or discount rates, or other variables. If the testing indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other assets and the implied fair value of the goodwill or the fair value of other assets in the period the determination is made. We cannot always accurately predict the amount and timing of any impairment of assets. Any acquisitions we make may, as a result of how such acquisitions are accounted for, expose us to goodwill impairment and other intangible charges. Should the value of goodwill or other assets become impaired, it would have an adverse effect on our financial condition and results of operations. For example, during fiscal 2012, the Company recorded a $188.6 million asset impairment charge on the philosophy and TJoy trademarks due to lower than expected net revenues following their acquisition, as well as a related goodwill impairment charge of $384.4 million, each as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2012 as Compared to Fiscal 2011 and Fiscal 2011 as Compared to Fiscal 2010—Net Revenues—Operating Income—Adjusted Operating Income—Asset Impairment Charges.”

A general economic downturn, the debt crisis and economic environment in Europe or a sudden disruption in business conditions may affect consumer purchases of our products, which could adversely affect our financial results.

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs and consumer confidence, each of which is beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. For example, in the

2008–09 economic downturn, our net revenues declined. Global events beyond our control may impact our business, operating results and financial condition.

The ongoing eurozone debt crisis has caused, and is likely to continue to cause, disruptions both in local economies and in global financial markets, particularly if it leads to any future sovereign debt defaults or significant bank failures or defaults in the eurozone. Market disruptions in the eurozone could intensify or spread further, particularly if ongoing stabilization efforts prove insufficient. Concerns have been raised as to the financial, political and legal ineffectiveness of measures taken to date. The effects of the eurozone debt crisis could be even more significant if they lead to a partial or complete breakup of the European Monetary Union (“EMU”). The partial or complete break-up of the EMU would be unprecedented and its impact highly uncertain. The resulting uncertainty and market stress could cause, among other things, potential failure or default of financial institutions, including those of systemic importance, a significant decrease in global liquidity, a freeze-up of global credit markets and worldwide recession.

Continuing or worsening recessionary environments in Europe and elsewhere could affect the demand for our products and may result in longer sales cycles, slower acceptance of new products and increased competition for sales. Calendar year 2012 sales in Europe in fragrances and categories of the color cosmetics industry have declined due to the economic slowdown, although our performance in the segments in which we compete have historically outperformed the industry. Deterioration of economic conditions in Europe or elsewhere could also impair collections on accounts receivable. In addition, sudden disruptions in business conditions, for example, as a consequence of events such as a pandemic, or as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, or as a result of adverse weather conditions or climate changes, can have a short- and, sometimes, long-term impact on consumer spending. Events that impact consumers’ willingness or ability to travel and/or purchase our products while traveling have impacted our travel retail business, and may continue to do so in the future. A downturn in the economies in which we sell our products or a sudden disruption of business conditions in those economies where our travel retail business is located could adversely affect our net revenues and profitability.

If consumer purchases decrease, we may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to raise necessary funds. We cannot predict whether we would be able to undertake any of these actions to raise funds on a timely basis or on satisfactory terms.

A sudden disruption in business conditions or a general economic downturn may affect the financial strength of our customers that are retailers, which could adversely affect our financial results.

A decline in consumer purchases tends to impact our retailer customers. The financial difficulties of a retailer could cause us to curtail or eliminate business with that customer. We may also decide to assume more credit risk relating to the receivables from that retailer. Our inability to collect receivables from one of our largest customers that is a retailer, or from a group of these customers, could have a material adverse effect on our business, results of operations and financial condition. If a retailer were to go into liquidation, we could incur additional costs if we choose to purchase the retailer’s inventory of our products to protect brand equity.

Volatility in the financial markets could have a material adverse effect on our business.

While we currently generate significant cash flows from our ongoing operations and have access to global credit markets through our various financing activities, credit markets may experience significant disruptions. Deterioration in global financial markets could make future financing difficult or more expensive. If any financial institutions that are parties to our senior secured credit facility or other financing arrangements, such as interest rate or foreign currency exchange hedging instruments, were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This could leave us with reduced borrowing capacity or could leave us unhedged against certain interest rate or foreign currency exposures, which could have an adverse impact on our business, financial condition and results of operations. In addition, the cost of certain items required by our operations, such as raw materials, transportation and freight, may be affected by changes in the value of the relevant currencies in which their price or cost is quoted or analyzed. We hedge certain exposures to foreign currency exchange rates arising in the ordinary course of business in order to mitigate the effect of such fluctuations.

Our debt facilities require us to comply with specified financial covenants that may restrict our current and future operations and limit our flexibility and ability to respond to changes or take certain actions.

We remain dependent upon others for our financing needs, and our debt agreements contain restrictive covenants. Our principal credit facility, which we refinanced on August 22, 2011, and the agreement governing our private placement of notes each contain covenants requiring us to maintain specific financial ratios and contain certain restrictions on us with respect to guarantees, liens, sales of certain assets, consolidations and mergers, affiliate transactions, indebtedness, dividends and other distributions and changes of control. There is a risk that these covenants could constrain execution of our business strategy and growth plans, including acquisitions. Should we decide to pursue an acquisition that requires financing that would result in a violation of our existing debt covenants, refusal of our current lenders to permit waivers or amendments to our existing covenants could delay or prevent consummation of our plans. This principal credit facility will expire in August 2015 and the notes are due in 2017, 2020 and 2022. There is no assurance that alternative financing or financing on as favorable terms will be found when these agreements expire.

We are subject to risks related to our international operations.

We operate on a global basis, and the majority of our fiscal 2012 net revenues was generated outside the United States. We maintain offices in over 30 countries and have key operational facilities located outside the United States that manufacture, warehouse or distribute goods for sale throughout the world. As of June 30, 2012, approximately 67% of our total net revenues, and approximately 25% of our long-lived assets were attributable to our foreign operations. Non-U.S. operations are subject to many risks and uncertainties, including:

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fluctuations in foreign currency exchange rates, which can affect our results of operations, reported earnings, the value of our foreign assets, the relative prices at which we and foreign competitors sell products in the same markets and the cost of certain inventory and non-inventory items required by our operations;

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changes in foreign laws, regulations and policies, including restrictions on foreign investment, trade, import and export license requirements, quotas, trade barriers and other protection measures imposed by foreign countries, and tariffs and taxes, as well as changes in U.S. laws and regulations relating to foreign trade and investment;

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difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex domestic and international laws, treaties and regulations, including the FCPA, and different regulatory structures and unexpected changes in regulatory environments;

•	failure to effectively and immediately implement processes and policies across our diverse operations and employee base; and

•	adverse weather conditions, social, economic and geopolitical conditions, such as terrorist attacks, war or other military action or violent revolution.

We intend to reinvest undistributed earnings and profits from our foreign operations indefinitely, except where we are able to repatriate these earnings to the United States without material incremental tax provision. Any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for the Company. In addition, there have been proposals to change U.S. tax laws that would significantly impact how U.S. multinational corporations are taxed on foreign earnings. We cannot predict whether or in what form this proposed legislation may pass. If enacted, such legislation could have a material adverse impact on our tax expense and cash flow.

Further, there have been expirations of certain U.S. tax provisions that, if not reinstated, could materially and adversely affect the tax positions of many U.S. multinationals, including ourselves.

Substantially all of our cash and cash equivalents that result from these earnings remain outside the United States. As of June 30, 2012, 2011 and 2010, cash and cash equivalents in foreign operations included $605.0 million, $505.0 million and $382.6 million, or 99.2%, 98.9% and 98.7% of aggregate cash and cash equivalents, respectively.

We are also subject to the interpretation and enforcement by governmental agencies of other foreign laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, import and export license requirements, privacy and data protection laws, and tariffs and taxes, which may require us to adjust our operations in certain markets where we do business. We face legal and regulatory risks in the United States and, in particular, cannot predict with certainty the outcome of various contingencies or the impact that pending or future legislative and regulatory changes may have on our business. It is not possible to gauge what any final regulation may provide, its effective date or its impact at this time. These risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed are the euro, the British pound, the Swiss franc, the Russian ruble, the Polish zloty, the Australian dollar and the Canadian dollar. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our financial condition and results of operations. The financial difficulties experienced by Greece, Italy, Spain (where we operate a manufacturing facility) and Portugal have led to speculation that these or other countries could leave the EMU, or that the EMU could break up. Greece, Italy, Spain and Portugal collectively represented 7% of our net revenues in fiscal 2012. The partial or complete break-up of the EMU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the EMU could lead to redenomination of certain of our accounts receivable. Any such exit and redenomination could cause uncertainty with respect to outstanding amounts owed to us, amplify currency risks or have an adverse impact on our business.

Our failure to protect our reputation, or the failure of our partners to protect their reputations, could have a material adverse effect on our brand images.

Our ability to maintain our reputation is critical to our various brand images. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity or if we, or the third parties with whom we do business, do not comply with regulations or accepted practices. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards, or related political considerations, such as animal testing, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. We are also dependent on the reputations of our brand partners and licensors, which can be affected by matters outside of our control. Damage to our reputation or the reputations of our brand partners or licensors or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Our business is subject to seasonal variability.

Our sales generally increase during our second fiscal quarter as a result of increased demand by retailers associated with the holiday season. Accordingly, our financial performance, sales, working capital requirements, cash flow and borrowings generally experience variability during the three to six months preceding the holiday period. Any substantial decrease in net revenues, in particular during periods of increased sales due to seasonality, could have a material adverse effect on our financial condition, results of operations and cash flows.

We sell our products in a continually changing retail environment.

The retail industry, particularly in the United States and Europe, has continued to experience consolidation and other ownership changes, and the business environment for selling fragrances, color cosmetics, and skin & body care products may change further. During the last several years, significant consolidation has occurred. The trend toward consolidation, particularly in developed markets such as the United States and Western Europe, has resulted in us becoming increasingly dependent on key retailers that control a higher percentage of retail locations, including large-format retailers and consolidated entities that own retail chains in both the mass and prestige distribution channels, who have increased their bargaining strength. Major retailers may, in the future, continue to consolidate, undergo restructuring or realign their affiliations, which could decrease the number of stores that sell our products or increase ownership concentration within the retail industry. Further business combinations among retailers may impede our growth and the implementation of our business strategy. In addition, the highly competitive U.S. discount and drug store environment has resulted in financial difficulties and store closings for a number of retailers, several of whom have liquidated or been acquired as a result. In addition, retailers, particularly in North America, have been reducing to a substantial extent their inventories of products, including our products. In fiscal 2012, no retailer accounted for more than 10% of our global net revenues; however, certain retailers accounted for more than 10% of net revenues within certain geographic markets, including the United States.

This trend towards consolidation has also resulted in an increased risk related to the concentration of our customers with respect to which we do not have long-term sales agreements or other contractual assurances as to future sales. Accordingly, these customers could reduce their purchasing levels or cease buying products from us at any time and for any reason, which, in addition to a general deterioration of our customers’ business operations, could have a corresponding material adverse effect on our business.

As the retail industry changes, consumers may prefer to purchase their fragrances and cosmetics from other distribution channels than those we use, and we may not continue to be as successful in penetrating those channels as we currently are in other channels, or as successful as our competitors are. For example, we have not sold products through the direct sales channel in the markets where it is significant, and we are less experienced in e-commerce, direct response and door-to-door than in our more traditional distribution channels. Assuming e-commerce, direct response and door-to-door sales continue to grow worldwide, we will need to continue to develop related strategies in order to remain competitive. If we are not successful in the direct sales channel, we may experience lower than expected revenues or be required to recognize goodwill impairments, as we have recently done with respect to our Philosophy acquisition. See “—Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future.”

In addition, as we expand into new markets, other distribution channels that we do not utilize may be more significant. Although we have been able to recognize and adjust to many such changes in the retail industry to date, we can make no assurance as to our ability to make such adjustments in the future or the future effect of any such changes, including any potential material adverse effect such changes could have on our business, results of operations and financial condition. This concern is also valid with respect to new markets with which we are less familiar. See “Our acquisition activities may present managerial, integration, operational and financial risks.” While many fragrance brands are distributed in either the prestige or mass-market, over the past several years “prestige” brands have become increasingly available in other outlets through unauthorized means. While we have taken actions and expended considerable resources to confront such “diversion” of our products and the unauthorized introduction of other prestige products into the mass-market sales channels, there can be no assurance that such actions will be successful or that “diversion” of our products will not have an adverse impact on our business, prospects, financial condition and results of operations.

A disruption in operations could adversely affect our business.

As a company engaged in manufacturing and distribution on a global scale, we are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics, border disputes, acts of terrorism, and other external factors over which we have no control. The loss of, or damage to, any of our manufacturing facilities or distribution centers could have a material adverse effect on our business, results of operations and financial condition.

Our decision to outsource certain functions means that we are dependent on the entities performing those functions.

As part of our long-term strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. We have outsourced significant portions of our logistics management for our European prestige and mass businesses and our U.S. mass business, as well as certain technology-related functions, to third-party service providers. The dependence on a third party could lessen our control over deliveries to our customers. While we believe we conduct appropriate due diligence before entering into agreements with outsourcing entities, the failure of one or more such entities to provide the expected services, provide them on a timely basis or provide them at the prices we expect, or the costs incurred in returning these outsourced functions to being performed under our management and direct control, may have a material adverse effect on our results of operations or financial condition.

Third-party suppliers provide, among other things, the raw materials used to manufacture our products, and the loss of these suppliers, damage to our third-party suppliers’ reputations or a disruption or interruption in the supply chain may adversely affect our business.

We manufacture and package a majority of our products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party suppliers. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products. Increases in the costs of raw materials or other commodities may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. In addition, failure by our third-party suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact their reputations. Any of these failures or behaviors could lead to various adverse consequences, including damage to our reputation, decreased sales and consumer boycotts.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities, and to comply with regulatory, legal and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. If our information technology systems suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers or suppliers. In addition, the unauthorized disclosure of non-public sensitive information could lead to the loss of intellectual property or damage our reputation and brand image or otherwise adversely affect our ability to compete.

Our success depends, in part, on our employees.

Our success depends, in part, on our ability to retain our employees, including our key personnel, such as our executive officers and senior management team and our research and development and marketing personnel. The unexpected loss of one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. Competition for these employees can be intense, and although our key personnel have signed non-compete agreements, it is possible that these agreements would be unenforceable in some jurisdictions, permitting employees in those jurisdictions to transfer their skills and knowledge to the benefit of our competitors with little or no restriction. We may not be able to attract, assimilate or retain qualified personnel in the future, and our failure to do so could adversely affect our business.

Our success depends, in part, on the quality, efficacy and safety of our products.

Product safety or quality failures, actual or perceived, or allegations of product contamination, even when false or unfounded, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us from time to time to recall a product from all of the markets in which the affected production was distributed. Such issues or recalls could negatively affect our profitability and brand image.

If our products are perceived to be defective or unsafe, or if they otherwise fail to meet our consumers’ standards, our relationships with customers or consumers could suffer, the appeal of one or more of our brands could be diminished, and we could lose sales or become subject to liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on our ability to successfully manage our inventories.

We currently engage in a program seeking to improve control over our inventories. This program has identified, and may continue to identify, inventories that are not saleable in the ordinary course, and that may have an adverse effect on our financial results. Moreover, there is no assurance that any inventory management program will be successful. If we misjudge consumer preferences or demands or future sales do not reach forecasted levels, we could have excess inventory that we may need to hold for a long period of time, write down, sell at prices lower than expected or discard. If we are not successful in managing our inventory, our business, financial condition and results of operations could be adversely affected.

Changes in laws, regulations and policies that affect our business or products could adversely affect our financial results.

Our business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, our business or products, including changes in accounting standards, tax laws and regulations, environmental or climate change laws, restrictions or requirements related to product content, labeling and packaging, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result, could adversely affect our financial results.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, financial condition and/or results of operations.

We have a rigorous process for the continuous development and evaluation of new product concepts, led by executives in marketing, sales, research and development, product development, operations, law and finance. Each new product launch, including those resulting from this new product development process, carries risks, as well as the possibility of unexpected consequences, including:

•

our advertising, promotional and marketing strategies for our new products may be less effective than planned and may fail to effectively reach the targeted consumer base or engender the desired consumption;

•	product purchases by our consumers may not be as high as we anticipate;

•

we may experience out-of-stocks and/or product returns exceeding our expectations as a result of our new product launches or retailer space reconfigurations or our net revenues may be impacted by retailer inventory management or changes in retailer pricing or promotional strategies;

•

we may incur costs exceeding our expectations as a result of the continued development and launch of new products, including, for example, advertising, promotional and marketing expenses, sales return expenses or other costs related to launching new products; and

•	our product pricing strategies for new product launches may not be accepted by our retail customers or their consumers, which may result in our sales being less than anticipated.

The illegal distribution and sale by third parties of counterfeit versions of our products could have a negative impact on our reputation and business.

Third parties may illegally distribute and sell counterfeit versions of our products, which may be inferior or pose safety risks. Consumers could confuse our products with these counterfeit products, which could cause them to refrain from purchasing our brands in the future and in turn could adversely affect our business. The presence of counterfeit versions of our products in the market could also dilute the value of our brands or otherwise have a negative impact on our reputation and business.

We believe our trademarks, copyrights, patents, and other intellectual property rights are extremely important to our success and our competitive position. While we devote significant resources to the registration and protection of our intellectual property and are aggressive in pursuing entities involved in the trafficking and sale of counterfeit products, we have not been able to prevent, and may in the future be unable to prevent, the imitation and counterfeiting of our products or the infringement of our trademarks. In particular, in recent years, there has been an increase in the availability of counterfeit goods, including fragrances, in various markets by street vendors and small retailers, as well as on the internet.

We are subject to environmental, health and safety laws and regulations that could affect our business or financial results.

We are subject to various foreign, federal, provincial, state, municipal and local environmental, health and safety laws and regulations relating to or imposing liability with respect to, among other things, the use, storage, handling, transportation and disposal of hazardous substances and wastes as well as the emission and discharge of such into the ground, air or water at our facilities or off-site. Certain environmental laws and regulations also may impose liability for the costs of cleaning up contamination, without regard to fault, on current or previous owners or operators of real property and any person who arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person. We are currently involved in investigation or removal and/or remediation activities at certain sites. While we have not had any material claims made against us with regard to these sites, third parties may also make claims for personal injuries and property damage associated with releases of hazardous substances from these or other sites in the future.

Environmental laws and regulations are also complex, change frequently and have tended to become increasingly stringent and, as a result, environmental liabilities, costs or expenditures could adversely affect our financial results or results of operations.

Risks Related to the Securities Markets and Ownership of Our Class A Common Stock

JAB and certain other stockholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including deterring a change of control.

We are controlled by, and after this offering is completed will continue to be controlled by, JAB Holdings II B.V. (“JAB”). Donata Holding SE (“Donata”) and Parentes Holding SE (“Parentes”) indirectly share voting and investment control over the shares held by JAB. After the completion of this offering, JAB will not hold any of our Class A common stock, but will hold  % of our Class B common stock and, consequently,  % of the combined voting power of our common stock (or  % if the underwriters exercise their option to purchase additional shares in full). Each share of our Class B common stock will have ten votes per share, and our Class A common stock, which is the stock the selling stockholders are selling in this offering, will have one vote per share. As a result, JAB will have control over decisions requiring stockholder approval, including the election of directors, amendments to our Certificate of Incorporation and significant corporate transactions, such as a merger or other sale of the Company or its assets, subject to JAB’s obligations under a stockholders agreement with other significant holders: affiliates of Berkshire Partners LLC (which affiliates we refer to as “Berkshire”) and affiliates of Rhône Capital L.L.C. (which affiliates we refer to as “Rhône”). See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” JAB will be able to make these decisions regardless of whether others believe that such change or transaction is in our best interests. So long as JAB, or affiliates of JAB, continue to beneficially own a sufficient number of shares of Class B common stock, even if they own significantly less than 50% of the shares of our outstanding common stock, they will continue to be able to effectively control our decisions, subject to its obligations under the stockholders agreement. In addition, pursuant to a stockholders agreement entered into among us, JAB, Berkshire and Rhône, Berkshire and Rhône each has the right to nominate a director to our board of directors, and each of the parties has agreed to vote for the other parties’ nominees. Berkshire and Rhône each hold this right so long as they continue to own at least 13,586,957 shares of either class of our common stock in the aggregate, respectively, adjusted for any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company, could deprive stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of the Company and may ultimately affect the market price of our Class A common stock. See “Description of Capital Stock—Common Stock” and “Description of Capital Stock—Voting Rights” for a more detailed discussion of the relative rights of the Class A and Class B common stock.

JAB, Berkshire and Rhône are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete indirectly with us. JAB, Berkshire and Rhône or their respective affiliates may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

An active, liquid trading market for our Class A common stock may not develop.

Prior to this offering, there has not been a public market for our Class A common stock. Although we expect to list our Class A common stock on the New York Stock Exchange, we cannot predict whether an active public market for our Class A common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell at all some or any of the shares of our Class A common stock that you purchase.

We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

The market price of our Class A common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our operating results in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	the financial projections that we may provide to the public, any changes in these projections or any failure for any reason to meet these projections;

•	the development and sustainability of an active trading market for our Class A common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the “SEC”), announcements relating to litigation, significant changes to our management or to our license or brand portfolio;

•	the effectiveness of our internal controls over financial reporting;

•	speculation about our business in the press or the investment community;

•	future sales of our common stock by our significant stockholders, officers and directors;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	regulatory and tax developments in the United States, Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

In particular, we cannot assure you that you will be able to resell any of your shares of our Class A common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering.

The price of our Class A common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our Class A common stock is influenced by the reports and research that industry or securities analysts publish about us or our business. The trading price of our stock would likely decrease if analysts stop covering us or if too few analysts cover us. If one or more of the analysts who cover us downgrade our stock, our stock price will likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our Annual Report on Form 10-K for the year ending June 30, 2013, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending June 30, 2014. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that, other than in relation to preparing this prospectus, we have not incurred as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently implemented by the SEC, the Financial Industry Regulatory Authority, the Public Company Accounting Oversight Board and the New York Stock Exchange, as applicable, impose additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

You will incur immediate and substantial dilution in your investment if you purchase in this offering.

Investors purchasing shares of Class A common stock in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that these investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, upon the completion of this offering, there will be options to purchase  shares of our common stock outstanding and restricted stock units with respect to shares of our common stock, based on the number of such awards outstanding on  . To the extent shares of common stock are issued with respect to such awards in the future, there will be further dilution to new investors.

The initial public offering price for the shares sold in this offering will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See “Underwriting” for a discussion of the determination of the initial public offering price.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our Class A common stock could decline.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the completion of this offering, we will have outstanding   shares of Class A common stock (if the underwriters exercise their option to purchase additional shares in full) and   shares of our Class B common stock that are convertible by the holders thereof at any time into an equal amount of shares of our Class A common stock. This number includes   shares being sold in this offering, which may be resold immediately in the public market. We expect that we, our directors and officers, and substantially all of our stockholders will agree not to offer, sell, dispose of or hedge, directly or indirectly, any common stock without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of the public offering, subject to certain exceptions and automatic extension in certain circumstances.

In addition, pursuant to the registration rights agreement, we have granted certain stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”) covering resales of our common stock held by them or to piggyback on a registration statement in certain circumstances. The stockholders will agree pursuant to contractual lock-ups not to exercise any of their rights under the registration rights agreement during the 180-day restricted period described above. The shares subject to the registration rights agreement will represent approximately  % of our common stock after this offering or  % if the underwriters exercise their option to purchase additional shares in full. These shares may also be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our Class A common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” “Shares Eligible for Future Sale” and “Underwriting.” As of October 22, 2012, 382,593,046 shares of our common stock were outstanding, all of which are subject to restrictions on transfer, and 51,924,720 shares were issuable upon conversion of outstanding RSUs and IPO Units and exercise of outstanding options. Subject to the lapse of applicable transfer restrictions, these shares will first become eligible for resale 180 days after the date of this prospectus. Sales of a substantial number of shares of our common stock could cause the market price of our Class A common stock to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our Certificate of Incorporation and By-laws, as amended and restated in connection with the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

We have a dual class common stock structure, which currently provides the holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, so long as they continue to beneficially own a sufficient number of shares of Class B common stock, even if they own significantly less than 50% of the shares of our outstanding common stock.

•

Special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our Board of Directors or by our Secretary upon the request of holders of not less than the majority of our issued and outstanding capital stock. This limits the ability of noncontrolling stockholders to take certain actions other than at an annual meeting of stockholders.

•

Stockholders’ right to take action by less than unanimous written consent expires when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock.

•	Our Certificate of Incorporation prohibits cumulative voting in the election of directors. This limits the ability of noncontrolling stockholders to elect director candidates.

•

Stockholders must provide timely notice to nominate individuals for election to our Board of Directors or to propose matters that can be acted upon at an annual meeting of stockholders. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

•

Our Board of Directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, JAB will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the Board of Directors consist of independent directors;

•	the company has a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to utilize certain of these exemptions following the offering, and may utilize any of these exemptions for so long as we are a “controlled company.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Payment of dividends on our Class A common stock is entirely subject to the discretion of our Board of Directors. Our debt instruments and external factors beyond our control may limit our ability to pay dividends.

Our dividend policy has certain risks and limitations, and we cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, or at all. We are not legally or contractually required to pay dividends. The declaration and payment of all future dividends, if any, will be at the sole discretion our Board of Directors, which retains the right to change our dividend policy at any time. Our Board of Directors may never declare a dividend, may decrease the level of dividends or may discontinue entirely the payment of dividends. Dividend payments are not mandatory or guaranteed.

In determining the amount of any future dividends, our Board of Directors may consider, among other factors it may deem relevant: (i) our financial condition and results of operations, (ii) our available cash and cash flows from operating activities, as well as anticipated cash requirements (including debt servicing), (iii) our capital requirements and the capital requirements of our subsidiaries, (iv) contractual, legal, tax and regulatory restrictions, including restrictions imposed by our outstanding indebtedness, if any, (v) general economic and business conditions and (vi) priority of preferred stock dividends, if any. In particular, the financial and restricted payment covenants in our credit agreement and the note purchase agreement governing our senior secured notes effectively limit our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.” Our operating cash flow and ability to pay dividends in compliance with these restricted payment covenants will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. Future agreements governing our indebtedness may also limit or eliminate or ability to pay dividends.

As a result, your decision whether to purchase shares of our Class A common stock should allow for the possibility that no dividends will be paid. Any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A common stock. There can be no assurance that shares of our Class A common stock will appreciate in value or even maintain the initial public offering price.

USE OF PROCEEDS

The selling stockholders are selling all the shares of Class A common stock being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

DIVIDEND POLICY

Subject to legally available funds, we intend to pay an annual cash dividend at a rate initially equal to $0.15 per share of our Class A common stock offered by this prospectus, as well as our Class B common stock, in the second fiscal quarter of each year, commencing in the second quarter of fiscal 2013. Our dividend policy has certain risks and limitations, and we cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, or at all. Our Board of Directors retains the right to change our dividend policy at any time.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our Board of Directors. In determining the amount of any future dividends, our Board of Directors will take into account: (i) our financial condition and results of operations, (ii) our available cash and cash flows from operating activities, as well as anticipated cash requirements (including debt servicing), (iii) our capital requirements and the capital requirements of our subsidiaries, (iv) contractual, legal, tax and regulatory restrictions, including restrictions imposed by our outstanding indebtedness, if any, (v) general economic and business conditions, (vi) priority of preferred stock dividends, if any, and (vii) any other factors that our Board of Directors may deem relevant. In particular, the restricted payment covenants in our credit agreement and the note purchase agreement governing our senior secured notes effectively limit our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.” Based on the approximately   million shares of common stock expected to be outstanding after the offering, this dividend policy would require approximately $   million in cash per year.

On June 14, 2011, our Board of Directors declared a cash dividend of €25.0 million, or approximately $35.7 million, on our common stock, of which $35.3 million was paid on June 28, 2011. The remaining $0.4 million is payable upon vesting of shares of restricted stock and settlement of restricted stock units that were not vested on June 28, 2011.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our total capitalization as of June 30, 2012:

•	on an actual basis;

•	on an as adjusted basis to give effect to:

•

a reduction in retained earnings of $  , net of tax, relating to the share-based compensation expense that we expect to record prior to the completion of our initial public offering to reflect changes in the fair value of the share-based awards as discussed in note (a) to the table below; and

•

an increase in additional paid-in capital of $  as a result of the reclassification of the share based compensation liability and redeemable common stock to equity, to reflect the transition from liability plan accounting to equity plan accounting for our share-based compensation plans upon completion of our initial public offering as discussed in note (a) to the table below.

You should read the information in this table together with our Consolidated Financial Statements and related notes and the information set forth under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2012
	Actual	As adjusted(a)(b)(c)
	(in millions, except per share data)
Cash and cash equivalents	$609.4

Debt:
Short-term debt	$56.7	—
Credit Facility	1,903.5	—
Senior Secured Notes	500.0	—
Capital Lease Obligations	0.1	—

Total Debt	2,460.3	—
Redeemable common stock	172.4	—
Redeemable noncontrolling interests	95.9	—

Equity:
Common stock, $0.01 par value, 800.0 shares authorized, 381.9 shares issued and outstanding, actual(d)	4.0	—
Class A common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual(d)	—	—
Class B common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual(d)	—	—
Preferred stock $0.01 par value; 20 shares authorized, actual; nil shares authorized, nil shares issued and outstanding	—	—
Additional paid-in capital	1,496.2	—
Accumulated deficit	(390.3)	—
Accumulated other comprehensive loss	(147.2)	—
Treasury stock	(105.5)	—

Total Coty Inc. stockholders’ equity	857.2	—
Noncontrolling interests	12.0	—

Total equity	869.2	—

Total Capitalization	$3,597.8	$—

(a)

The as adjusted data as of June 30, 2012 presents our retained earnings, additional paid-in capital, total equity and total capitalization, and gives effect to the transition from liability accounting to equity accounting for our share-based compensation plans. The effect includes the recognition of (1) a share-based compensation expense of $ , which will be recognized as an expense between June 30, 2012 and the completion of our initial public offering under liability accounting, which reflects the change in the estimated fair value of outstanding share-based awards based on the midpoint of the price range on the cover page of this prospectus and (2) an increase to additional paid-in capital of $  as a result of the reclassification of the awards from liability awards to equity awards and reclassification of redeemable common stock to equity upon completion of our initial public offering, due to changes to the right of the holders of our share-based awards that result from the initial public offering. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.”

(b)

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share would increase (decrease) each of additional paid-in capital, retained earnings, total stockholders’ equity and total capitalization by approximately $  million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions.

(c)	The as adjusted information below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(d)

Our certificate of incorporation will be amended in connection with our initial public offering to provide that shares of our common stock held immediately prior to the offering will convert automatically at closing of the initial public offering into shares of Class B common stock, in the case of shares held by JAB, Berkshire and Rhône, and into shares of Class A common stock, in the case of shares held by other stockholders, in each case on a one-for-one basis. All shares of Class B common stock sold in the offering by the selling stockholders will convert automatically into shares of Class A common stock on a one-for-one basis upon their sale in the offering.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering. Dilution occurs because the per share offering price of our Class A common stock in this offering is substantially in excess of the net tangible book value per share attributable to our existing owners. Net tangible book value represents net book equity excluding intangible assets, if any.

Our as adjusted net tangible book value as of June 30, 2012 was $  million, or $  per share, based on the total number of shares of our common stock outstanding as of June 30, 2012. As adjusted net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the adjustments referenced under “Capitalization.”

Assuming an initial public offering price of $  per share, the midpoint of the price range on the cover page of this prospectus, our as adjusted net tangible book value as of June 30, 2012 would have been $  million or $  per share. Dilution per share to new investors is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share paid by a new investor, as illustrated in the following table:

Assumed initial public offering price per share of Class A common stock	$
As adjusted net tangible book value per share of Class A common stock as of June 30, 2012	$

Dilution of net tangible book value per share to new investors	$

The following table presents, on an as adjusted basis as of June 30, 2012, as discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of Class A common stock in this offering. The table reflects an initial public offering price of $  per share (the midpoint of the price range on the cover page of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, the midpoint of the price range on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors in this offering and by all investors by $  , and would increase or decrease the average price per share paid by, and dilution to, new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, our existing stockholders will own  % and our new investors will own  % of the total number of shares of Class A common stock and Class B common stock on an as converted basis outstanding immediately after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Coty Inc. and its consolidated subsidiaries for the periods presented below. We have derived the Consolidated Statements of Operations Data and Consolidated Cash Flows Data for the years ended June 30, 2012, 2011 and 2010 and the Consolidated Balance Sheet Data as of June 30, 2012 and 2011 from our audited Consolidated Financial Statements included elsewhere in this prospectus. The Consolidated Statements of Operations Data and Consolidated Cash Flows Data for the years ended June 30, 2009 and 2008 and the Consolidated Balance Sheet Data as of June 30, 2010, 2009 and 2008 have been derived from our consolidated financial statements that are not included in this prospectus.

The selected consolidated financial data below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited Consolidated Financial Statements and the related notes included elsewhere in this prospectus. The Consolidated Selected Financial Data included in this section are not intended to act as a substitute for the Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

(in millions, except per share data)	Year Ended June 30,
	2012	2011(a)	2010	2009	2008(b)
Consolidated Statements of Operations Data:
Net revenues	$4,611.3	$4,086.1	$3,482.9	$3,379.3	$3,821.5
Gross profit	2,787.3	2,446.1	2,009.7	1,857.9	2,253.3
Asset impairment charges	575.9	—	5.3	23.6	25.5
Operating (loss) income	(209.5)	280.9	184.5	241.4	239.6
Interest expense—related party	—	5.9	31.9	22.7	16.6
Interest expense, net	89.6	85.6	41.7	35.4	61.1
Other expense (income), net	32.0	4.4	(8.8)	1.2	(16.6)
(Loss) income before income taxes	(331.1)	185.0	119.7	182.1	178.5
(Benefit) provision for income taxes	(37.8)	95.1	32.4	56.3	32.8
(Loss) income before discontinued operations and cumulative effect of change in accounting principle	(293.3)	89.9	87.3	125.8	145.7
Discontinued operations (net of $7.0 tax provision)(b)	—	—	—	—	11.9
Net (loss) income	$(293.3)	$89.9	$87.3	$125.8	$157.6
Net income attributable to noncontrolling interests	$13.7	$12.5	$11.9	$9.4	$7.8
Net income attributable to redeemable noncontrolling interests	$17.4	$15.7	$13.7	$14.7	$15.3
Net (loss) income attributable to Coty Inc.	$(324.4)	$61.7	$61.7	$101.7	$134.5
Per Share Data:
Weighted average common shares
Basic	373.0	329.4	280.2	280.2	280.2
Diluted	373.0	339.1	280.2	280.2	280.2
Cash dividends declared per common share	$—	$0.10	$—	$—	$—
Net (loss) income attributable to Coty Inc. per common share:
Basic	$(0.87)	$0.19	$0.22	$0.36	$0.48
Diluted	(0.87)	0.18	0.22	0.36	0.48
Net income from discontinued operations and cumulative effect of change in accounting principle per common share:
Basic	$—	$—	$—	$—	$0.04
Diluted	$—	$—	$—	$—	$0.04

(in millions)	Year Ended June 30,
	2012	2011(a)	2010	2009	2008(b)

Consolidated Cash Flows Data:
Net cash provided by operating activities	$589.3	$417.5	$494.0	$177.2	$191.6
Net cash (used in) provided by investing activities	(333.9)	(2,252.5)	(149.9)	200.8	(616.3)
Net cash (used in) provided by financing activities	(97.7)	1,903.8	(7.0)	(376.0)	471.3
Cash paid for income taxes(c)	67.4	60.3	55.3	33.6	34.3

(in millions)	As of June 30,
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data:
Cash and cash equivalents	$609.4	$510.8	$387.5	$91.1	$93.1
Total assets	6,183.4	6,813.9	3,781.8	3,701.9	4,573.8
Total debt	2,460.3	2,622.4	1,416.0	1,402.2	1,797.1
Total Coty Inc. stockholders’ equity	857.2	1,361.9	419.7	473.6	457.9

(a)

Fiscal 2011 data includes results from the acquisitions of TJoy, Dr. Scheller, OPI and Philosophy. See Note 4, “Acquisitions,” in the notes to Consolidated Financial Statements for additional disclosures related to the acquisitions’ results and pro forma financial data.

(b)

On December 31, 2007, we purchased DLI Holdings LLC, consisting of Del Laboratories and Del Pharmaceuticals (“Del Pharma”). On July 7, 2008, we sold certain assets of the Del Pharma business. Fiscal 2008 results are reflected as discontinued operations in accordance with U.S. GAAP.

(c)

As a result of U.S. losses that offset foreign income, we have generated a pretax loss and a net tax benefit in our provision for income taxes in 2012. Cash paid for income taxes exceeded this amount, however, primarily due to taxes paid in profitable foreign jurisdictions that could not be offset against U.S. losses. Cash paid for income taxes is less than the provision for income taxes in fiscal 2011, primarily as we obtain benefits from the amortization of goodwill and other intangible assets for tax purposes (primarily associated with the OPI and Philosophy acquisitions in fiscal 2011), from the carryforward of net operating losses in Germany and from the change in unrecognized tax benefits. In fiscal 2010, prior to those acquisitions, cash paid for income taxes exceeded the provision for income taxes due to accelerated payment of estimated taxes. In fiscal 2009, cash paid for income taxes was less than the provision for income taxes as we benefitted from the carryforward of net operating losses in the U.S. and Germany and the change in unrecognized tax benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Coty Inc. and its majority and wholly owned subsidiaries, should be read in conjunction with the information contained in the Consolidated Financial Statements and related notes included elsewhere in this prospectus. When used in this discussion, the terms “Coty,” the “Company,” “we,” “our,” or “us” mean, unless the context otherwise indicates, Coty Inc. and its majority and wholly owned subsidiaries. The following discussion contains forward-looking statements. See “Special Note Regarding Forward- Looking Statements” and “Risk Factors” for a discussion on the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements. The following discussion includes certain non-GAAP financial measures. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a discussion of non-GAAP financial measures and how they are calculated.

All dollar amounts in the following discussion are in millions of United States dollars, unless otherwise indicated.

OVERVIEW

We are the new emerging leader in beauty. Founded in Paris in 1904, Coty is a pure play beauty company with a portfolio of well-known brands that compete in the three segments in which we operate: Fragrances, Color Cosmetics and Skin & Body Care. We hold the #2 global position in fragrances, the #6 global position in color cosmetics and have a strong regional presence in skin & body care. Our top 10 brands, which we refer to as our “power brands”, generated approximately 70% of our net revenues in fiscal 2012 and comprise the following globally recognized brands: adidas, Calvin Klein, Chloé, Davidoff, Marc Jacobs, OPI, philosophy, Playboy, Rimmel and Sally Hansen. Our brands compete in all key distribution channels across both prestige and mass markets, and in over 130 countries and territories globally.

Factors Affecting Our Performance

Product Innovations

Our innovation and new product development remain essential components of maintaining and increasing our global leadership position in fragrances and to strengthening our global position in color cosmetics and skin & body care. We intend to continue to develop and bring to market unique and innovative products that we believe will be modern, appealing and accessible to the consumer. For example, our recently-launched Lady Gaga Fame fragrance is the first-ever black eau de parfum and contains a proprietary new technology that causes it to become invisible once airborne. We, therefore, need to maintain a sufficient level of research and development activities to enable the introduction of new products.

Product Promotion

We need to maintain a sufficient level of marketing activities, since we operate in highly competitive consumer markets where net revenues are sensitive to the level of promotional support. Advertising and promotion spending fluctuates based on the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized. As a result, we have experienced, and expect to continue to experience, fluctuations in selling, general and administrative expenses as a percentage of net revenues. Since certain promotional activities are a component of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales as a percentage of net revenues. In addition, future costs of sales may be impacted by the inclusion of potential new brands or channels of distribution (or a change in mix of existing products) which have margin and product cost structures different from those of our current mix of business.

Economic Environment

A significant portion of our products is significantly impacted by the general level of consumer spending, since consumer purchases of discretionary items tend to decline during recessionary periods.

Business Development and Acquisitions

We seek to accelerate our sales growth by expanding and further diversifying our geographic footprint. In addition, we will seek to continue to diversify our distribution channels within existing geographies to increase market presence, brand recognition and sales. Our acquisitions may affect our future financial results due to factors such as the amortization of acquired intangible assets or other potential charges such as restructuring costs or impairment charges and may affect comparability of results across periods on a GAAP basis.

Share-Based Compensation

We have implemented various share-based compensation plans for our employees and members of our Board of Directors. Prior to our initial public offering, our share-based compensation is highly impacted by the changes in the estimated value of our common stock. See “Critical Accounting Policies and Estimates—Share-Based Compensation” for more detail regarding share-based compensation.

Components of Results of Operations

Net Revenues

We generate revenues from the sale of our products in our Fragrances, Color Cosmetics and Skin & Body Care segments to retailers, distributors and direct sales to end users through e-commerce and other forms of direct marketing. Net revenues consist of gross revenues less customer discounts and allowances, actual and expected returns (estimated based on returns history and position in product life cycle) and various trade spending activities. Trade spending activities primarily relate to advertising, product promotions and demonstrations, some of which involve cooperative relationships with retailers and distributors.

Cost of Sales

Cost of sales includes all of the costs to manufacture our products. For products manufactured in our own facilities, such costs include raw materials and supplies, direct labor and factory overhead. For products manufactured for us by third-party contractors, such costs represent the amounts invoiced by the contractors. Cost of sales also includes royalty expense associated with license agreements. Additionally, shipping costs and depreciation expense related to manufacturing equipment and facilities are included in cost of sales.

In order to provide essential business services in a cost-effective manner, in some cases we outsource functions or parts of functions that can be performed more effectively by external service providers. For example, we have outsourced significant portions of our logistics management for our European business and for a component of our U.S. business, as well as certain technology-related functions, to third-party service providers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include advertising and consumer promotion costs, fixed costs (i.e., personnel and related expenses, research and development costs, certain warehousing fees, non-manufacturing overhead, rent on operating leases and professional fees), share-based compensation and other operating expenses.

Selling, general and administrative expenses include the expense or benefit relating to our share-based compensation plans that are accounted for as liability plans. Accordingly, share-based compensation expense is measured at the end of each reporting period based on the fair value of the award on each reporting date and is recognized as an expense to the extent vested until the award is settled. Based on the terms of the share-based compensation plans, they are accounted for as liability plans through our initial public offering and as equity plans after our initial public offering. As a result, we will record compensation expense of $  during the period from April 1, 2012 through completion of our initial public offering, reflecting the increase in the value of our vested shares during that period. After our initial public offering, share-based compensation will be based on the amortization over the vesting period of the grant date fair value of the share-based instrument at the date of our initial public offering, or grant date fair value for share-based compensation issued after our initial public offering. Based on the midpoint of the price range on the cover page of this prospectus, we will record $  of such expense over the period from  to  . See “Critical Accounting Policies and Estimates—Share-Based Compensation.”

Income Taxes

The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from quarter to quarter based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax audit settlements and the interaction of various global tax strategies. Changes in judgment from the evaluation of new information resulting in the recognition, derecognition or remeasurement of a tax position taken in a prior annual period are recognized separately in the quarter of the change.

RESULTS OF OPERATIONS

The following table is a comparative summary of operating results for fiscal 2012, 2011 and 2010, and reflects the basis of presentation described in Note 2, “Summary of Significant Accounting Policies” and Note 3, “Segment Reporting” in our notes to Consolidated Financial Statements included elsewhere in this prospectus.

(in millions)	Year Ended June 30,
	2012	2011	2010
NET REVENUES
By Segment:
Fragrances	$2,452.8	$2,325.3	$2,113.3
Color Cosmetics	1,430.6	1,143.2	891.0
Skin & Body Care	727.9	617.6	478.6

Total	$4,611.3	$4,086.1	$3,482.9

OPERATING INCOME (LOSS)
By Segment:
Fragrances	$340.5	$286.9	$192.8
Color Cosmetics	200.2	115.7	68.9
Skin & Body Care	(577.8)	30.2	17.7
Corporate	(172.4)	(151.9)	(94.9)

Total	$(209.5)	$280.9	$184.5

The following table presents our Statements of Operations, expressed as a percentage of net revenues:

	Year Ended June 30,
	2012	2011	2010
Net revenues	100.0%	100.0%	100.0%
Cost of sales	39.6	40.1	42.3

Gross Profit	60.4	59.9	57.7
Selling, general and administrative expenses	49.8	49.8	49.5
Amortization expense	2.2	1.9	1.8
Restructuring costs	0.2	0.8	0.9
Acquisition-related costs	0.2	0.5	0.1
Asset impairment charges	12.5	—	0.1

Operating (Loss) Income	(4.5)	6.9	5.3
Interest expense-related party	—	0.2	0.9
Interest expense, net	1.9	2.1	1.2
Other expense (income), net	0.8	0.1	(0.2)

(Loss) Income Before Income Taxes	(7.2)	4.5	3.4
(Benefit) provision for income taxes	(0.8)	2.3	0.9

Net (Loss) Income	(6.4)	2.2	2.5
Net income attributable to noncontrolling interests	0.2	0.3	0.3
Net income attributable to redeemable noncontrolling interests	0.4	0.4	0.4

Net (Loss) Income Attributable to Coty Inc.	(7.0%)	1.5%	1.8%

Discussed below are our consolidated results of operations and the results of operations for each reportable segment.

We made four acquisitions in fiscal 2011 (the “2011 Acquisitions”). We strengthened our position in color cosmetics through our acquisitions of OPI Products, Inc. (“OPI”) and Dr. Scheller Cosmetics AG (“Dr. Scheller”), the owner of the Manhattan brand. We increased our presence in skin & body care through our acquisitions of the Philosophy Acquisition Company, Inc. (“Philosophy”), owner of the philosophy brand, and TJOY Holdings Co., Ltd. (“TJoy”), a Chinese skin care company that has provided us with a broad distribution platform for our existing portfolio of brands in China. In order to enhance an investor’s understanding of our performance, certain fiscal 2012 and 2011 financial measures are presented excluding the impact of the consolidation of the 2011 Acquisitions: OPI and Dr. Scheller, operating in the Color Cosmetics segment, and Philosophy and TJoy, operating in the Skin & Body Care segment. See Note 3, “Segment Reporting” in our notes to the Consolidated Financial Statements. Our Consolidated Statements of Operations include the results of the 2011 Acquisitions from the date they were acquired, which was January 14, 2011 for TJoy, January 3, 2011 for Dr. Scheller, December 20, 2010 for OPI and December 17, 2010 for Philosophy. See Note 4, “Acquisitions” in our notes to Consolidated Financial Statements.

We acquired 100% of Dr. Scheller’s stock for €40.3 million ($53.9) cash, and acquired 100% of the net assets of OPI for $948.8 cash, net of a $2.3 receivable from the seller. We acquired 100% of Philosophy’s stock for $929.7 cash, net of a $4.4 receivable from the seller, and acquired TJoy via a stock purchase, for a total purchase price of RMB 2,400.0 million ($351.7 at the January 14, 2011 date of purchase) cash, subject to certain post-closing adjustments.

FISCAL 2012 AS COMPARED TO FISCAL 2011 AND FISCAL 2011 AS COMPARED TO FISCAL 2010

NET REVENUES

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Net revenues (excluding revenues related to 2011 Acquisitions)	$4,010.6	$3,746.4	$3,482.9	7%	8%
Revenues generated from 2011 Acquisitions	600.7	339.7	—	77%	N/A

Net revenues	$4,611.3	$4,086.1	$3,482.9	13%	17%

In fiscal 2012, net revenues increased 13%, or $525.2, to $4,611.3 from $4,086.1 in fiscal 2011, which includes the negative impact of foreign currency exchange translations of approximately 1%. The 2011 Acquisitions contributed $261.0 to this increase. The increase for the 2011 Acquisitions was primarily due to the inclusion of the 2011 Acquisitions for the full fiscal year 2012. In fiscal 2011, the 2011 Acquisitions were only included in net revenues from the respective dates of acquisition.

Excluding net revenues from the 2011 Acquisitions, net revenues increased 7% to $4,010.6 in fiscal 2012. Color Cosmetics drove organic growth among segments followed by Fragrances. The increase also reflects growth across all three geographic regions. New launches represented approximately 17% of our net revenues for fiscal 2012. The contribution from new launches was partially offset by an approximate 11% decline in net revenues from existing products that are later in their life cycles.

In fiscal 2011, net revenues increased 17%, or $603.2, to $4,086.1 from $3,482.9 in fiscal 2010. The 2011 Acquisitions contributed 9%, or $339.7, to the increase.

Excluding incremental net revenues from the 2011 Acquisitions, net revenues increased 8% to $3,746.4 in fiscal 2011. Fragrances drove organic growth among segments followed by Color Cosmetics reflecting new product launches in both segments. The increase also reflects growth across all three geographic regions, with the largest increase in EMEA. New launches represented approximately 18% of our net revenues for fiscal 2011. The contribution from new launches was partially offset by an approximate 12% decline in net revenues from existing products that are later in their life cycles.

Net Revenues by Segment

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
NET REVENUES
Fragrances	$2,452.8	$2,325.3	$2,113.3	5%	10%

Color Cosmetics (excluding revenues related to 2011 Acquisitions)	$1,080.2	$948.0	$891.0	14%	6%
Revenues generated from 2011 Acquisitions	350.4	195.2	—	80%	N/A

Color Cosmetics	$1,430.6	$1,143.2	$891.0	25%	28%

Skin & Body Care (excluding revenues related to 2011 Acquisitions)	$477.6	$473.1	$478.6	1%	(1%)
Revenues generated from 2011 Acquisitions	250.3	144.5	—	73%	N/A

Skin & Body Care	$727.9	$617.6	$478.6	18%	29%

Total	$4,611.3	$4,086.1	$3,482.9	13%	17%

Fragrances

In fiscal 2012, net revenues of Fragrances increased 5%, or $127.5, to $2,452.8 from $2,325.3 in fiscal 2011. The increase was primarily due to strong growth of our products in the prestige market primarily resulting from new product launches. Higher net revenues from Calvin Klein, Marc Jacobs, Chloé and new launches Roberto Cavalli, Bottega Veneta and Truth or Dare by Madonna contributed to that increase. The incremental growth in Calvin Klein was driven by the launches of CK One Shock and Forbidden Euphoria. Growth in Marc Jacobs was driven by new launch Oh Lola!, a full year of sales of Daisy Marc Jacobs Eau So Fresh, the effect of which was only partially observed in fiscal 2011 as a result of a mid-year launch, and higher net revenues in the existing brand Daisy Marc Jacobs. Higher net revenues of Chloé were driven by new launch Eau de Chloé. In the mass market, higher net revenues from Playboy, Beyoncé, Guess? and new launch Shine by Heidi Klum also contributed to segment growth. Improved results from Playboy primarily reflected the success of recent launches of Playboy London and Play it Rock. Growth in Beyoncé was primarily due to the new launch of Beyoncé Pulse, and the increase in Guess? was driven by Guess? Seductive Homme and Guess? Seductive Intense Love. These increases in net revenues were partially offset by lower net revenues from existing brands that are later in their life cycles. Net revenues growth for the segment reflects unit volume growth of 10%, partially offset by a negative price and mix impact primarily reflecting an increase in the proportion of the segment’s net revenues from lower than segment average priced Playboy products.

In fiscal 2011, net revenues of Fragrances increased 10%, or $212.0, to $2,325.3 from $2,113.3 in fiscal 2010 on unit volume growth of 11%. Increased net revenues from Calvin Klein, Chloé, Davidoff and Marc Jacobs in the prestige market contributed to the total increase in the segment, in part due to the launches of Calvin Klein Beauty, Love, Chloé, Davidoff Champion, Marc Jacobs Bang and Daisy Marc Jacobs Eau So Fresh. Products in the mass market also contributed to segment growth with higher net revenues from the Playboy, Guess? and Beyoncé brands, including recent launches of Playboy Female, Playboy New York, Guess? Seductive and Beyoncé Heat Rush. The segment also benefitted from the global roll-out of Beyoncé Heat and a full year of sales of that product, the effect of which was only partially observed in fiscal 2010 as a result of a mid-year launch. These increases in net revenues were partially offset by lower net revenues from existing brands that are later in their life cycles.

Color Cosmetics

In fiscal 2012, net revenues of Color Cosmetics increased 25%, or $287.4, to $1,430.6 from $1,143.2 in fiscal 2011, which includes the negative impact of foreign currency exchange translations of approximately 1%. The increase in this segment includes an increase in net revenues related to the acquisitions of OPI and Dr. Scheller of $155.2. The increase for the 2011 Acquisitions in Color Cosmetics was primarily due to the inclusion of OPI and Dr. Scheller in net revenues for the full fiscal year of 2012. In fiscal 2011, OPI and Dr. Scheller were only included in net revenues from the respective dates of acquisition. Fiscal 2011 net revenues attributable to the 2011 Acquisitions include $25.0 of third party product distribution by Dr. Scheller that did not reoccur in fiscal 2012. On a pro forma basis, assuming that the net revenues for the 2011 Acquisitions had been included from the beginning of fiscal 2011, net revenues for the 2011 Acquisitions in Color Cosmetics increased 18% in fiscal 2012 compared to fiscal 2011, driven by 21% growth in OPI and 4% growth in Dr. Scheller.

Excluding incremental net revenues from the 2011 Acquisitions, the Color Cosmetics segment grew 14% on unit volume growth of 14%. Sally Hansen drove growth for the segment with the U.S. generating approximately 70% of the brand’s growth. Higher net revenues in the U.S. reflect a full year of sales of Sally Hansen Salon Effects and Sally Hansen Crackle Overcoat, the effect of which was only partially observed in fiscal 2011 as a result of mid-year launches, as well as higher net revenues of Sally Hansen Xtreme Wear and new launch Sally Hansen Magnetic Nail Color. The Sally Hansen brand also benefitted from expanded distribution in Russia and Australia. Increased net revenues in Rimmel reflect the success of new launches Rimmel Kate, Rimmel Wake Me Up and Rimmel Scandal’eyes along with growth in Rimmel Volume Flash. Higher net revenues in the Rimmel brand were also due to expanded distribution in Australia and France and growth in the

U.K. as a result of strong promotional activity to keep in line with competitor activity and achieve share growth. Also contributing to segment growth were higher net revenues in Astor, following its rollout in one of our key retailers in Germany, and N.Y.C. New York Color, primarily driven by higher net revenues in the U.S.

In fiscal 2011, net revenues of Color Cosmetics increased 28%, or $252.2, to $1,143.2 from $891.0 in fiscal 2010, which includes the positive impact of foreign currency exchange translations of approximately 1%. The increase was primarily due to net revenues earned from the acquisitions of OPI and Dr. Scheller of $195.2 in fiscal 2011. Excluding these incremental net revenues, the Color Cosmetics segment grew 6% with all key brands contributing to growth. Rimmel drove growth for the segment with increased net revenues reflecting the success of the Rimmel Lash Accelerator mascara launch and higher net revenues from the continued success of Rimmel Match Perfection. Strong net revenues in the U.S. made up half of the Rimmel brand’s increase in fiscal 2011 driven by successful product launches. Also contributing to segment growth were higher net revenues of Sally Hansen, reflecting new launches and expansion into international markets, primarily Russia and Australia. N.Y.C. New York Color, Astor, Miss Sporty and Cutex brands also contributed to the segment growth. Net revenues growth for the segment reflects unit volume growth of 1% and a positive price and mix impact primarily driven by the launches of higher than segment average priced products, such as Rimmel Lash Accelerator and Sally Hansen Salon Effects.

Skin & Body Care

In fiscal 2012, net revenues of Skin & Body Care increased 18%, or $110.3, to $727.9 from $617.6 in fiscal 2011, which includes the negative impact of foreign currency exchange translations of approximately 1%. The increase in this segment includes an increase as a result of the acquisitions of Philosophy and TJoy, which contributed incremental net revenues to the segment of $105.8. The increase for the 2011 Acquisitions in Skin & Body Care was primarily due to the inclusion of TJoy and Philosophy in net revenues for the full fiscal year of 2012. In fiscal 2011, TJoy and Philosophy were only included in net revenues from the respective dates of acquisition. On a pro forma basis, assuming that the net revenues for the 2011 Acquisitions had been included from the beginning of fiscal 2011, net revenues for the 2011 Acquisitions in Skin & Body Care decreased 16% in fiscal 2012 compared to 2011, driven by a decline of 52% in TJoy, partially offset by 1% growth in Philosophy.

Excluding the impact of the 2011 Acquisitions, Skin & Body Care net revenues increased 1%, or $4.5, which includes the negative impact of foreign currency exchange translations of approximately 2%. Unit volume growth of 13% was almost entirely offset by a negative price and mix impact. This unit volume growth was driven by adidas as the brand benefitted from expansion in China through the TJoy distribution channel. Expanded distribution and an increase in media spending helped drive growth for the adidas brand in Russia and our travel retail and export business in Asia Pacific. adidas growth also reflected the launch of an exclusive program with one of our key customers in the U.S. in January 2012, the positive impact of UEFA European Football Championship promotional activities and the re-launch of shower gels in EMEA. Offsetting growth from adidas were declines in shipment volumes for the Lancaster brand primarily reflecting lower sales of European Prestige sun care products due to generally adverse weather conditions during the summer season. Difficult economic conditions in key Lancaster brand countries, such as Spain, Italy and Greece, and an inventory reduction program by one of our key customers in Russia also contributed to the decline in net revenues for the brand. A negative price and mix impact for the segment primarily reflects an increase in the proportion of the segment’s net revenues from adidas, which has a lower price point than Lancaster, and higher promotional activity for both brands compared to fiscal 2011.

In fiscal 2011, net revenues of Skin & Body Care increased 29%, or $139.0, to $617.6 from $478.6 in fiscal 2010. The acquisitions of Philosophy and TJoy contributed incremental net revenues to the segment of $144.5 in fiscal 2011. Excluding the impact of the 2011 Acquisitions, the Skin & Body Care segment experienced a decline of 1% in net revenues with no material change in unit volume. The decline in the segment was driven primarily by lower net revenues from the adidas brand, partially offset by growth of the Lancaster brand. Unfavorable trends in net revenues for adidas reflected the impact of market pressures in developed markets. In fiscal 2010, we initiated a strategically focused re-launch program in developed markets aimed at increased investment spending for the adidas brand. While the program had some success, it was not sufficient to reverse the negative trends affecting the adidas brand in fiscal 2011 in those markets. The adidas brand continued to benefit from expansion in Russia. Net revenues attributable to the Lancaster brand increased 5% reflecting solid performance of sun care products.

Net Revenues by Geographic Regions

In addition to our reporting segments, management also analyzes our net revenues by geographic region. We define our geographic regions as Americas (comprising North, Central and South America), EMEA (comprising Europe, the Middle East and Africa) and Asia Pacific (comprising Asia and Australia).

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
NET REVENUES
Americas (excluding revenues related to 2011 Acquisitions)	$1,403.9	$1,288.9	$1,244.3	9%	4%
Revenues generated from 2011 Acquisitions	470.6	233.0	—	>100%	N/A

Americas	$1,874.5	$1,521.9	$1,244.3	23%	22%

EMEA (excluding revenues related to 2011 Acquisitions)	$2,143.8	$2,069.1	$1,917.3	4%	8%
Revenues generated from 2011 Acquisitions	74.2	59.9	—	24%	N/A

EMEA	$2,218.0	$2,129.0	$1,917.3	4%	11%

Asia Pacific (excluding revenues related to 2011 Acquisitions)	$462.9	$388.4	$321.3	19%	21%
Revenues generated from 2011 Acquisitions	55.9	46.8	—	19%	N/A

Asia Pacific	$518.8	$435.2	$321.3	19%	35%

Total	$4,611.3	$4,086.1	$3,482.9	13%	17%

Americas

In fiscal 2012, net revenues in the Americas increased 23%, or $352.6, to $1,874.5 from $1,521.9 in fiscal 2011. OPI and Philosophy contributed $237.6 to the increase. The increase for OPI and Philosophy was primarily due to the inclusion of these acquisitions in net revenues for the full fiscal year of 2012. In fiscal 2011, these acquisitions were only included in net revenues from the respective dates of acquisition.

Excluding incremental revenues from OPI and Philosophy, net revenues increased 9% primarily driven by higher net revenues in our U.S. operating subsidiary. Canada and our travel retail and export business in the region also contributed to growth in the Americas. In the U.S., net revenues were up 9%, or $84.5, to $1,041.8 from $957.3 in fiscal 2011. This improvement reflects growth in each product segment with the strongest net revenues growth generated in Color Cosmetics, primarily due to new launch activity in Sally Hansen brand nail products. Increased net revenues in Fragrances in the U.S. were due to strong growth in the prestige market primarily driven by the Calvin Klein brand, while in the mass market, incremental revenues from the Playboy brand and new launch Shine by Heidi Klum could not offset lower net revenues from existing brands that are later in their life cycles. Higher net revenues in Skin & Body Care in the U.S. from adidas reflect the successful launch of an exclusive program with one of our key customers in January 2012. Growth in Canada primarily reflects higher net revenues in the Color Cosmetics segment, driven by Sally Hansen and Rimmel, followed by higher net revenues in Fragrances, led by brands in our prestige market. Net revenues in our travel retail and export business in the region also increased, primarily reflecting increased net revenues in Marc Jacobs and recent Calvin Klein fragrance launches.

In fiscal 2011, net revenues in the Americas increased 22%, or $277.6, to $1,521.9 from $1,244.3 in fiscal 2010, which includes the positive impact of foreign currency exchange translations of approximately 1%. OPI and Philosophy contributed $233.0 to this increase compared to fiscal 2010. Excluding incremental net revenues from OPI and Philosophy, growth in the region of 4% was driven by higher net revenues in our travel retail and export business in the region and our U.S. operating subsidiaries, reflecting an improved retail environment and successful launches in the Fragrances and Color Cosmetics segments. Net revenues in travel retail and export in the Americas grew approximately 24% compared to the prior fiscal year, as the business benefitted from increased airport passenger traffic and strong growth from Calvin Klein. Higher net revenues of recent fragrance launches in the prestige market also contributed to the growth in travel retail and export in the Americas. In the U.S., net revenues were up 2%, or $23.2, to $957.3 from $934.1 in fiscal 2010, driven primarily by growth of our mass market products. Full-year sales of Guess? and Beyoncé brand products, the effect of which was only partially observed in fiscal 2010 as a result of a mid-year launch, combined with new launches for these brands in fiscal 2011, contributed to growth in the U.S., along with incremental net revenues of Rimmel driven by new product launches. These increases were partially offset by lower net revenues of existing brands Beckham, Stetson, Jovan and adidas. Higher fragrances net revenues in the prestige market reflected an improved retail environment in U.S. department stores compared to prior year. Contributing to the increase were incremental net revenues from the launches of Calvin Klein Beauty and Love, Chloé along with higher net revenues from existing brands Vera Wang and Davidoff Cool Water. These increased net revenues in the U.S. were partially offset by declining net revenues of Harajuku Lovers by Gwen Stefani.

EMEA

In fiscal 2012, net revenues in EMEA increased 4%, or $89.0, to $2,218.0 from $2,129.0 in fiscal 2011, which includes the negative impact of foreign currency exchange translations of approximately 2%. Dr. Scheller, Philosophy and OPI contributed $14.3 to the increase. The increase for Dr. Scheller, Philosophy and OPI was primarily due to the inclusion of these acquisitions in net revenues for the full fiscal year of 2012. In fiscal 2011, these acquisitions were only included in net revenues from the respective dates of acquisition. Fiscal 2011 net revenues attributable to the applicable 2011 Acquisitions include $25.0 of third party product distribution by Dr. Scheller that did not reoccur in fiscal 2012.

Excluding incremental net revenues related to the applicable 2011 Acquisitions, net revenues increased 4% reflecting growth in most key markets in the region, with the largest increases in the U.K. and Germany. Net revenues growth in the U.K. reflected growth in each of our segments with the largest increases primarily driven by the Calvin Klein and Rimmel brands. Improvement in Germany reflected higher net revenues in the Fragrances and Color Cosmetics segments, partially offset by the negative impact of foreign currency exchange translations. Higher net revenues in the Fragrances segment in Germany were primarily driven by recent launches in Heidi Klum, Playboy, Chloé, and Marc Jacobs, as well as the reintegration of the Jovan brand in the portfolio as a result of the termination of a third party distributor, which caused us to produce and distribute brand products directly. Higher net revenues in the Color Cosmetics segment in Germany were largely attributable to the successful rollout of Astor in one of our key retailers.

In fiscal 2011, net revenues in EMEA increased 11%, or $211.7, to $2,129.0 from $1,917.3 in fiscal 2010, which includes the negative impact of foreign currency exchange translations of 1%. Excluding incremental net revenues from the acquisition of Dr. Scheller of $59.9, net revenues increased 8%, driven by travel retail and export in the region and Russia. Higher net revenues in our travel retail and export business in EMEA reflected continued net revenues growth in upscale designer fragrances and increased airport travel. The opening of our Russian subsidiary in fiscal 2010 contributed to our results driven by the launch of the Sally Hansen brand and net revenues growth in adidas, Rimmel, Calvin Klein and Chloé. Strong growth in the U.K., the Middle East, Spain, Italy and the Netherlands also generated incremental net revenues for the region. These increases were partially offset by declines in Greece and Portugal where the economic conditions remained difficult, as well as lower net revenues in Romania and Hungary. Despite the unfavorable impact of foreign currency exchange translations resulting from the decline of the euro exchange rate, eurozone countries still contributed strong growth to the region.

Asia Pacific

In fiscal 2012, net revenues in Asia Pacific increased 19%, or $83.6, to $518.8 from $435.2 in fiscal 2011, which includes the positive impact of foreign currency exchange translations of approximately 3%. The increase reflects the implementation of our strategy to strengthen existing distribution channels and expand our geographic presence in Asia, particularly in China. The increase for TJoy and OPI by $9.1 was primarily due to the inclusion of these acquisitions in net revenues for the full fiscal year of 2012. In fiscal 2011, these acquisitions were only included in net revenues from the respective dates of acquisition.

Excluding incremental net revenues related to the applicable 2011 Acquisitions, net revenues in the region increased 19%, reflecting growth in virtually all countries and in each product segment. Higher net revenues in our travel retail and export business in the region reflected strong growth in the Fragrances segment primarily due to Marc Jacobs and Calvin Klein, and higher net revenues in the adidas brand primarily resulting from growth in Southeast Asia and India. Higher net revenues in Australia reflected expanded distribution of Rimmel, Sally Hansen and Playboy, growth in Calvin Klein and Marc Jacobs, and the favorable impact from foreign currency exchange translations. Net revenues in China continue to grow, primarily due to the expansion of the adidas brand through the TJoy distribution channel. Higher net revenues from Marc Jacobs and Calvin Klein also contributed to growth in China.

In fiscal 2011, net revenues in Asia Pacific increased 35%, or $113.9, to $435.2 from $321.3 in fiscal 2010, which includes the positive impact of foreign currency exchange translations of approximately 6%. The increase reflected our strategy to strengthen and expand our geographical presence in Asia. TJoy and OPI contributed $46.8 to the increase. Excluding incremental net revenues related to the applicable 2011 Acquisitions, growth in the region was driven by strong performance in travel retail and export in the region and in Australia. Our travel retail and export business in Asia Pacific contributed to the increase, driven by continued demand for upscale designer fragrances. Strong performance in travel retail and export in Korea, Taiwan and China outpaced declining net revenues in Japan after the March 2011 earthquake. Net revenues growth in Australia reflected strong performance of Rimmel, Sally Hansen, Calvin Klein and Marc Jacobs as well as a significant benefit from foreign currency exchange translations.

COST OF SALES

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Cost of sales (excluding 2011 Acquisitions)	$1,579.4	$1,480.1	$1,473.2	7%	0%
% of Net revenues	39.4%	39.5%	42.3%
2011 Acquisitions	244.6	159.9	—	53%	N/A

Reported Cost of sales	$1,824.0	$1,640.0	$1,473.2	11%	11%

% of Net revenues	39.6%	40.1%	42.3%

In fiscal 2012, cost of sales increased 11%, or $184.0, to $1,824.0 from $1,640.0 in fiscal 2011. Cost of sales as a percentage of total net revenues decreased to 39.6% in fiscal 2012 from 40.1% in fiscal 2011, resulting in a gross margin improvement of 0.5 percentage points as a percentage of net revenues. The increase in cost of sales relating to the 2011 Acquisitions was primarily due to the inclusion of these acquisitions in cost of sales for the full fiscal year 2012. In fiscal 2011, these acquisitions were only included in cost of sales from the respective dates of acquisition. Excluding the 2011 Acquisitions, gross margin improved 0.1 percentage points, primarily reflecting lower obsolescence and freight expense as a percentage of net revenues along with savings due to the continued implementation of our supply chain savings program. These improvements were partially offset by a negative mix impact due to higher growth in products with lower than average gross margins, such as Playboy, adidas and Color Cosmetics. Since its implementation in fiscal 2010, the supply chain savings program has contributed to significant improvements in manufacturing costs resulting from more streamlined manufacturing processes, procurement savings programs with suppliers, and supply chain redesign, including improved management of third-party contractors.

In fiscal 2011, cost of sales as a percentage of total net revenues decreased to 40.1% from 42.3% in fiscal 2010, resulting in a gross profit improvement of 2.2 points as a percentage of net revenues. Excluding the 2011 Acquisitions, cost of sales remained flat despite an 8% increase in net revenues which resulted in gross margin improving by 2.8 percentage points. This improvement reflected continued success of our supply chain savings program. The supply chain savings program contributed to significant improvements in manufacturing costs resulting from more streamlined manufacturing processes, procurement savings programs with suppliers, and supply chain redesign, including improved management of third-party contractors.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Selling, general and administrative expenses (excluding 2011 Acquisitions)	$2,088.9	$1,928.6	$1,723.0	8%	12%
% of Net revenues	52.1%	51.5%	49.5%
2011 Acquisitions	210.5	105.6	—	99%	N/A

Reported Selling, general and administrative expenses(a)	$2,299.4	$2,034.2	$1,723.0	13%	18%

% of Net revenues	49.8%	49.8%	49.5%

(a)

Selling, general and administrative expenses and operating income for the 2011 Acquisitions do not include any allocation of our central overhead costs, which are instead reflected on an aggregate and segment basis in our selling, general and administrative expenses and operating income excluding the impact of the 2011 Acquisitions.

In fiscal 2012, selling, general and administrative expenses as a percentage of net revenues were flat compared to fiscal 2011. The increase in selling, general and administrative expenses for the 2011 Acquisitions was primarily due to the inclusion of these acquisitions in the full fiscal year 2012. In fiscal 2011, these acquisitions were only included in selling, general and administrative expenses from the respective dates of acquisition. Excluding the 2011 Acquisitions, selling, general and administrative expenses increased 0.6 points as a percentage of net revenues, primarily reflecting higher share-based compensation expense as a percentage of net revenues partially offset by lower fixed costs and advertising and consumer promotion spend as percentages of net revenues. The increase in share-based compensation expense primarily reflects the impact of an increase in the estimated value of our common stock, with most of the change attributable to the fair value adjustment on common stock purchased by directors as part of a share purchase program introduced in September 2011. See “Critical Accounting Policies and Estimates—Common Stock Valuations” for a description of the factors that impact the valuation of our common stock. The reduction in fixed costs as a percentage of net revenues reflects lower accruals related to the management incentive programs and our focus on cost containment. The reduction in advertising and consumer promotion spend as a percentage of net revenues primarily reflects a shift in promotional spend between spending recorded in selling, general and administrative expense and spending recorded as a reduction to net revenues. In total, promotional spend increased 0.5 points as a percentage of net revenues, reflecting our commitment to invest behind our brands.

In fiscal 2011, selling, general and administrative expenses as a percentage of net revenues increased to 49.8% as compared with 49.5% in fiscal 2010. Excluding the 2011 Acquisitions, selling,

general and administrative expenses increased 2.0 points as a percentage of net revenues primarily reflecting higher advertising and consumer promotion spending and share-based compensation expense. The increase in advertising and consumer promotion spending of 1.6 percentage points reflects our strategy to support our brands by investing in media spending as well as other advertising and promotional activities. Share-based compensation expense increased 0.5 points as a percentage of net revenues compared to fiscal 2010 reflecting the impact of a higher value of common stock primarily resulting from strong operating results. See “Critical Accounting Policies and Estimates—Common Stock Valuations” for a description of the factors that impact the valuation of our common stock. Fixed costs and other operating expenses did not have a material impact on the increase in selling, general and administrative expenses in fiscal 2011.

OPERATING INCOME

In fiscal 2012, operating income (loss) decreased $490.4, to $(209.5) from $280.9 in fiscal 2011. Operating margin, or operating income as a percentage of net revenues, decreased by 11.4 percentage points to (4.5%) of net revenues in fiscal 2012 as compared to 6.9% in fiscal 2011. This margin decline primarily reflects the impact of fiscal 2012 asset impairment charges, which contributed 12.5 percentage points to the decrease. Also contributing to margin decline were higher selling, general and administrative expenses and amortization expense as percentages of net revenues, which together contributed an additional 0.3 percentage points to lower margin. Partially offsetting this decline was 1.4 percentage points of margin improvement driven by lower cost of sales, restructuring expenses and acquisition-related costs as percentages of net revenues.

In fiscal 2011, operating income increased 52%, or $96.4, to $280.9, from $184.5 in fiscal 2010. Operating margin, or operating income as a percentage of net revenues, increased to 6.9% compared to 5.3% in fiscal 2010, reflecting strong savings in cost of sales, partially offset by an increase in selling, general and administrative expenses discussed above.

Operating Income by Segment

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
OPERATING INCOME (LOSS)
Fragrances	$340.5	$286.9	$192.8	19%	49%
Color Cosmetics	200.2	115.7	68.9	73%	68%
Skin & Body Care	(577.8)	30.2	17.7	<(100%)	71%
Corporate	(172.4)	(151.9)	(94.9)	13%	60%

Total	$(209.5)	$280.9	$184.5	<(100%)	52%

Fragrances

In fiscal 2012, operating income for Fragrances increased 19%, or $53.6, to $340.5 from $286.9 in fiscal 2011. The increase in operating income reflects higher net revenues and improved operating margin. Operating margin increased by 1.6 percentage points to 13.9% of net revenues in fiscal 2012 as compared to 12.3% in fiscal 2011, primarily driven by improvements in selling, general and administrative expenses as a percentage of net revenues.

In fiscal 2011, operating income for Fragrances increased 49%, or $94.1, to $286.9, from $192.8 in fiscal 2010. The increase in operating income reflects higher net revenues and improved operating margin. Operating margin excluding acquisitions increased by 3.2 percentage points to 12.3% of net revenues in fiscal 2011 as compared to 9.1% in fiscal 2010, primarily driven by improved cost of sales as a percentage of net revenues.

Color Cosmetics

In fiscal 2012, operating income for Color Cosmetics increased 73%, or $84.5, to $200.2 from $115.7 in fiscal 2011. Operating margin increased by 3.9 percentage points to 14.0% of net revenues in fiscal 2012 as compared to 10.1% in fiscal 2011. Excluding results from OPI and Dr. Scheller, operating income for the segment increased 46%. The increase in operating income reflects higher net revenues and improved operating margin. Operating margin excluding acquisitions increased by 1.7 percentage points to 7.9% of net revenues in fiscal 2012 as compared to 6.2% in fiscal 2011, primarily driven by improvement in cost of sales as a percentage of net revenues.

In fiscal 2011, Color Cosmetics’ operating income increased 68%, or $46.8, to $115.7 from $68.9 in fiscal 2010. Operating margin increased by 2.4 percentage points to 10.1% of net revenues in fiscal 2011 as compared to 7.7% in fiscal 2010. Excluding results from OPI and Dr. Scheller of $57.0, operating income for the segment decreased 15% compared to fiscal 2010. Despite higher net revenues, there was a decrease in operating income primarily driven by a decline in operating margin. Operating margin excluding acquisitions decreased by 1.5 percentage points to 6.2% of net revenues in fiscal 2011 as compared to 7.7% in fiscal 2010, primarily due to higher selling, general and administrative expenses as a percentage of net revenues more than offsetting improvement in cost of sales as a percentage of net revenues. Higher selling, general and administrative expenses as a percentage of net revenues primarily reflects increased investment in Sally Hansen and Rimmel through advertising and consumer promotion spending.

Skin & Body Care

In fiscal 2012, operating income for Skin & Body Care decreased $608.0, to $(577.8) from $30.2 in fiscal 2011, primarily reflecting current year asset impairment charges. The impairment in the Skin & Body Care segment represents a reduction in the carrying value of certain trademarks with indefinite lives for the TJoy and Philosophy acquisitions of $58.0 and $130.6, respectively, and goodwill of $384.4. These impairments were primarily attributable to reductions in both actual and projected cash flows of selected Skin & Body Care products related to the TJoy and Philosophy acquisitions. See “Asset Impairment Charges.” Excluding asset impairment charges, operating income decreased $35.0 to $(4.8) from $30.2, primarily reflecting a decline in TJoy’s operating income. Excluding results from Philosophy and TJoy, operating income for the segment decreased $8.6, or 96%. Despite higher net revenues, there was a decrease in operating income primarily driven by a decline in operating margin. Operating margin excluding acquisitions decreased by 1.8 percentage points to 0.1% of net revenues in fiscal 2012 as compared to 1.9% in fiscal 2011, primarily due to higher cost of sales as a percentage of net revenues more than offsetting improvement in selling, general and administrative expenses as a percentage of net revenues.

In fiscal 2011, operating income for Skin & Body Care increased 71%, or $12.5, to $30.2 from $17.7 in fiscal 2010. Operating margin increased by 1.2 percentage points to 4.9% of net revenues in fiscal 2011 as compared to 3.7% in fiscal 2010. Excluding results from Philosophy and TJoy of $21.2, operating income for the segment decreased 49% compared to fiscal 2010. The decrease in operating income reflects lower net revenues and a decline in operating margin. Operating margin excluding acquisitions decreased by 1.8 percentage points to 1.9% of net revenues in fiscal 2011 as compared to 3.7% in fiscal 2010, primarily driven by higher selling, general and administrative expenses as a percentage of net revenues, partially offset by improvement in cost of sales and asset impairment charges as percentages of net revenues.

Corporate

Corporate primarily includes share-based compensation expense adjustment and other corporate expenses not directly relating to our operating activities. These items are included in Corporate since we consider them to be Corporate responsibilities, and these items are not used by our management to measure the underlying performance of the segments.

Corporate includes share-based compensation expense adjustment included in the calculation of Adjusted Operating Income of $109.9, $64.9 and $47.3 in fiscal 2012, 2011 and 2010, respectively, relating to (i) the difference between share-based compensation expense accounted for under equity plan accounting, and under liability plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares and restricted stock units and (ii) all costs associated with the special incentive award granted in fiscal 2011, vesting of which is contingent upon completion of our initial public offering.

Adjusted Operating Income

We believe that Adjusted Operating Income further enhances the investor’s understanding of our performance. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures.”

Reconciliation of reported operating income to Adjusted Operating Income:

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Reported Operating (Loss) Income	$(209.5)	$280.9	$184.5	<(100%)	52%
% of Net revenues	(4.5%)	6.9%	5.3%
Share-based compensation expense adjustment	109.9	64.9	47.3	69%	37%

Reported Operating (Loss) Income adjusted for share-based compensation adjustment	$(99.6)	$345.8	$231.8	<(100%)	49%
% of Net revenues	(2.2%)	8.5%	6.7%
Other adjustments:
Asset impairment charges	575.9	—	5.3	N/A	N/A
Acquisition-related costs(a)	18.7	46.8	5.2	(60%)	>100%
Business structure realignment programs	12.9	7.2	11.5	79%	(37%)
Real estate consolidation program	12.4	—	—	N/A	N/A
Restructuring costs	11.1	30.5	30.6	(64%)	0%
Public entity preparedness costs	4.5	2.1	—	>100%	N/A

Total other adjustments to Reported Operating (Loss) Income	635.5	86.6	52.6	>100%	65%

Adjusted Operating Income	$535.9	$432.4	$284.4	24%	52%

% of Net revenues	11.6%	10.6%	8.2%

(a)

Acquisition-related costs include items in addition to what is recorded in acquisition-related costs of $10.3, $20.9 and $5.2 for fiscal 2012, 2011 and 2010, respectively, in the Consolidated Statements of Operations. Additional items include internal integration costs and acquisition accounting impacts. See “Acquisition-Related Costs.”

In fiscal 2012, Adjusted Operating Income increased 24%, or $103.5, to $535.9 from $432.4 in fiscal 2011. Adjusted operating margin improved 1.0 point as a percentage of net revenues to 11.6% of net revenues in fiscal 2012 as compared to 10.6% in fiscal 2011. Excluding operating income attributable to the 2011 Acquisitions, Adjusted Operating Income increased 20%, or $72.4, to $426.6 in fiscal 2012 from $354.2 in fiscal 2011. This increase reflects strong net revenues growth and improvement in operating margin of 1.1 points as a percentage of net revenues primarily reflecting lower selling, general and administrative expenses as a percentage of net revenues.

In fiscal 2011, Adjusted Operating Income increased 52%, or $148.0, to $432.4, from $284.4 in fiscal 2010. Adjusted operating margin improved 2.4 points as a percentage of net revenues to 10.6% of net revenues as compared to 8.2% in fiscal 2010. Excluding the $78.2 of operating income attributable to the 2011 Acquisitions, Adjusted Operating Income increased 25%, or $69.8, to $354.2. This increase reflects strong net revenues growth and 1.3 points as a percentage of net revenues of operating margin improvement. Savings in cost of sales as a percentage of net revenues partially offset by higher advertising and consumer promotion spending as discussed above, contributed to the improvement.

Share-Based Compensation Adjustment

Share-based compensation expense, as currently calculated under liability plan accounting, was $142.6, $88.5 and $65.9 in fiscal 2012, 2011 and 2010, respectively, and was included in selling, general and administrative expenses in the Consolidated Statements of Operations. The increase in the share- based compensation expense in fiscal 2012 compared to fiscal 2011 primarily reflects the impact of an increase in the underlying value of common stock on the share-based awards, with most of the change attributable to the fair value adjustment on common stock purchased by the members of the Board of Directors as part of a share purchase program introduced in September 2011. The increase in the share-based compensation expense in fiscal 2011 compared to fiscal 2010 primarily reflects an increase in our share price. See “Critical Accounting Policies and Estimates—Common Stock Valuations” for a description of the factors that impact the valuation of our common stock.

Share-based compensation expense adjustment included in the calculation of the Adjusted Operating Income was $109.9, $64.9 and $47.3 in fiscal 2012, 2011 and 2010, respectively. Share-based compensation expense adjustment consists of (i) the difference between share-based compensation expense accounted for under equity plan accounting and under liability plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares and restricted stock units and (ii) all costs associated with the special incentive award granted in fiscal 2011, vesting of which is contingent upon completion of our initial public offering. See “Critical Accounting Policies and Estimates—Share-Based Compensation.” Senior management evaluates operating performance of our segments based on the share-based expense calculated under equity plan accounting for the recurring stock option awards, share-based awards, and director-owned and employee-owned shares, and we follow the same treatment of the share-based compensation for the financial covenant compliance calculations under our debt agreements. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures.” Share-based compensation expense calculated under equity plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares, and restricted stock units is reflected in the operating results of the segments. Share-based compensation adjustment is included in Corporate. See Note 3, “Segment Reporting” in our notes to Consolidated Financial Statements.

Upon completion of our initial public offering, we will account for share-based compensation under equity plan accounting. See “Critical Accounting Policies and Estimates—Share-Based Compensation.” To improve consistency of results before and after our initial public offering, as well as to improve comparability with other publicly traded companies, we only include share-based compensation under equity plan accounting on the recurring awards in Adjusted Operating Income.

Asset Impairment Charges

In fiscal 2012, asset impairment charges of $575.9 were reported in the Consolidated Statements of Operations, $573.0 of which were included in the Skin & Body Care segment and $2.9 of which were included in Corporate. The impairment in the Skin & Body Care segment represents a reduction in the carrying value of certain trademarks with indefinite lives of $188.6 and goodwill of $384.4. These impairments were primarily attributable to reductions in both actual and projected cash flows of selected Skin & Body Care products related to the TJoy and Philosophy acquisitions as explained in more detail below.

For TJoy, where the trademark impairment charge was $58.0, our business performance was impacted by the retirement of the TJoy CEO, announced in August 2011 and effective as of December 31, 2011, and the related transition to new leadership during our third quarter of fiscal 2012. In addition, during the second and third quarters of fiscal 2012, certain key sales representatives departed with the former TJoy CEO.

For Philosophy, where the trademark impairment charge was $130.6, reductions in our projections were caused by lower than projected net revenues in the U.S. market, due to an innovation plan that was smaller in scope and less successful than expected, and a slowdown of brand sales momentum in retailers such as Sephora and QVC. Furthermore, the expansion of the Philosophy business into certain international markets anticipated in fiscal 2012 was delayed due to a longer than expected product registration process in certain countries, contributing significantly to a reduction in current and long- term projected net revenues of the business and its resultant fair value. In spite of the above issues, Philosophy sales in fiscal 2012 were marginally ahead of the prior year. We are working intensely to address the above issues by focusing on product innovation and expansion into new geographies.

The Prestige—Skin & Body Care reporting unit also incurred a goodwill impairment charge of $384.4, resulting from the events described above impacting Philosophy projections, coupled with a delay in anticipated cost savings associated with consolidating our worldwide research and development, manufacturing, distribution and marketing operations for the Philosophy business into our existing operations. We still anticipate completing the costs savings initiatives associated with the Philosophy business integration; however, the initiatives have been delayed while we focus resources on global technology initiatives that are required before completing this integration.

In fiscal 2010, asset impairment charges of $5.3 were reported in the Consolidated Statements of Operations, $5.0 of which were included in the Skin & Body Care segment and $0.3 of which were included in the Color Cosmetics segment. The impairment charges were recorded as a result of management’s decision to discontinue the use of certain machinery based on economic conditions.

Acquisition-Related Costs

In fiscal 2012, we incurred acquisition-related costs of $18.7 in connection with the 2011 Acquisitions as well as certain due diligence and acquisition-related costs incurred in connection with certain contemplated acquisitions that were withdrawn. These costs include internal integration costs of $7.9, transaction-related costs of $10.3, and $0.5 related to acquisition accounting impacts of revaluation of acquired inventory. The internal integration costs include $6.8 of expense related to amortization of a deferred brand growth charge in connection with the TJoy acquisition that was included in amortization expense in the Consolidated Statements of Operations and $1.1 of costs related to consulting, legal services and travel included in selling, general and administrative expenses in the Consolidated Statements of Operations. Transaction-related costs represent external costs directly related to acquiring a company, for both completed and contemplated business combinations and can include expenditures for finder’s fees, legal, accounting, valuation and other professional or consulting fees which are included in acquisition-related costs in the Consolidated Statements of Operations. In connection with the acquisitions, we recorded acquired net assets at fair value, including a fair value increase of inventories acquired of $0.5. This fair value increase of inventory resulted in an increase in cost of sales in the Consolidated Statements of Operations as the inventory was sold following the acquisition.

In fiscal 2011, we incurred acquisition related costs of $46.8 in connection with the 2011 Acquisitions. These costs include $20.3 related to acquisition accounting impacts of revaluation of acquired inventory, transaction-related costs of $18.4 and integration costs of $8.1. In connection with the 2011 Acquisitions, we recorded acquired net assets at fair value, including a fair value increase of inventories acquired of $20.3. This fair value increase of inventory resulted in an increase in cost of sales in the Consolidated Statements of Operations as the inventory was sold following the acquisition. Transaction-related costs represent external costs directly related to the acquisitions and primarily include expenditures for banking, legal, accounting and other similar services which are included in acquisition-related costs in the Consolidated Statements of Operations. The integration costs include $2.5 of external costs related to consulting, system integrations and other professional services that are included in acquisition-related costs in the Consolidated Statements of Operations, $2.2 of costs related to travel and consulting included in selling, general and administrative expenses in the Consolidated Statements of Operations, and $3.4 of expense related to amortization of a deferred brand growth charge in connection with the TJoy acquisition which is included in amortization expense in the Consolidated Statements of Operations.

In fiscal 2010, we incurred professional fees and expenses associated with the acquisitions of TJoy and the Russian distribution business of $4.9 and $0.3, respectively, which were recorded in acquisition-related costs in the Consolidated Statements of Operations.

In all reported periods, all acquisition-related costs were reported in Corporate.

Business Structure Realignment Programs

In fiscal 2012, we incurred business structure realignment program costs of $12.9 which consist of costs related to structural reorganization in Geneva related to the creation of a fragrance “Center of Excellence” for research and development and supply chain management in Geneva of $7.0, costs incurred in connection with the buy-back of distribution rights for a brand in selected EMEA markets of $4.5 and costs related to certain other programs in North America of $1.4.

In fiscal 2011, we incurred business structure realignment program costs of $7.2 which consist of accelerated asset depreciation resulting from a change in the estimated useful life of a manufacturing facility of $5.6 and costs related to structural reorganization in Geneva, as discussed above, of $1.6.

In fiscal 2010, we incurred business structure realignment program costs of $11.5 which consist of accelerated asset depreciation resulting from a change in the estimated useful life of a manufacturing facility of $10.5 and costs related to structural reorganization in Geneva, as discussed above, of $1.0.

In all reported periods, all business structure realignment program costs were recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and were included in Corporate.

Real Estate Consolidation Program

In fiscal 2012, we incurred $12.4 of costs in connection with the consolidation of real estate in New York. The real estate consolidation program costs primarily consist of $6.1 of accelerated depreciation and $5.0 of lease loss expenses. These costs were recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and were included in Corporate. We expect to incur additional costs associated with the consolidation of real estate in New York in fiscal 2013 and 2014 and we anticipate these costs to be larger than those expensed in the current fiscal year. We expect the real estate consolidation program to be completed in fiscal 2014.

Restructuring Costs

Restructuring costs for fiscal 2012, 2011 and 2010 are presented below:

	2012	2011	2010
Acquisition Integration Programs	$3.8	$18.5	$—
2009 Cost Savings Program	7.3	12.0	30.6

	$11.1	$30.5	$30.6

Acquisition Integration Programs

In connection with the acquisition of Dr. Scheller, we initiated an Acquisition Integration Program in fiscal 2011. Actions and cash payments associated with the program were initiated after the acquisition of Dr. Scheller and were completed in fiscal 2012 with cash payments expected to continue through 2013. The program aggregated restructuring charges of $13.5 before taxes. Charges of $0.4 and $8.2, relating to the elimination of approximately 90 positions, were incurred in fiscal 2012 and 2011, respectively. Charges of $1.1 and $3.8, relating to the termination of third-party contracts and other exit costs, were incurred in fiscal 2012 and 2011, respectively.

In connection with the TJoy, OPI and Philosophy acquisitions, we terminated manufacturing and distribution agreements with several third parties. These terminations resulted in $2.3 and $6.5 in third-party contract termination fees incurred in fiscal 2012 and 2011, respectively.

Total charges of $3.8 and $18.5 were recorded in restructuring costs in fiscal 2012 and 2011, respectively, in the Consolidated Statements of Operations. These charges were included in Corporate. The aggregate restructuring charges for the program are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
2011	$8.2	$10.0	$0.3	$18.5
2012	0.4	3.5	(0.1)	3.8

Charges recorded through June 30, 2012	$8.6	$13.5	$0.2	$22.3

2009 Cost Savings Program

During fiscal 2009, our Board of Directors approved the 2009 Cost Savings Program (the “Program”), designed to reduce ongoing costs and improve our operating profit margins. The Program aggregated restructuring charges of $89.0 before taxes. The Program includes organizational headcount reductions, workforce realignments and outsourcing of certain North American manufacturing and distribution operations. The Program, which reflects a workforce reduction of approximately 900 employees, commenced in fiscal 2009. The Program was completed in fiscal 2012 with cash payments expected to continue through fiscal 2015.

Total charges of $7.3, $12.0 and $30.6 were recorded in restructuring costs in fiscal 2012, 2011 and 2010, respectively, in the Consolidated Statements of Operations. These charges were included in Corporate. The aggregate restructuring charges for the Program are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
2009	$35.3	$2.4	$1.4	$39.1
2010	26.5	1.6	2.5	30.6
2011	5.8	0.6	5.6	12.0
2012	6.4	0.5	0.4	7.3

Charges recorded through June 30, 2012	$74.0	$5.1	$9.9	$89.0

In addition to the Program charges reflected above, we recorded accelerated depreciation of $5.6 and $10.5 in fiscal 2011 and 2010, respectively, resulting from a change in the estimated useful life of a manufacturing facility.

Public Entity Preparedness Costs

In fiscal 2012, we incurred public entity preparedness costs of $4.5 primarily consisting of consulting, audit, legal, filing and printing costs associated with preparation and filing of the registration statement and consulting costs related to Sarbanes-Oxley compliance.

In fiscal 2011, we incurred public entity preparedness costs of $2.1 primarily consisting of consulting fees associated with preparation for public entity reporting requirements and Sarbanes-Oxley compliance.

In all reported periods, all public entity preparedness costs were recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and were included in Corporate.

INTEREST EXPENSE

Interest expense includes interest expense-related party and interest expense, net.

In fiscal 2012, net interest expense was $89.6 as compared with $91.5 in fiscal 2011. Interest expense decreased primarily due to lower debt balances and higher interest income on higher cash and cash equivalents. Interest expense in fiscal 2012 includes $7.0 primarily related to the accretion of the obligations related to the purchase of TJoy that we do not expect to reoccur in the future.

In fiscal 2011, net interest expense was $91.5 as compared with $73.6 in fiscal 2010. Interest expense increased primarily due to the increase of debt balances related to the funding of acquisitions and nonrecurring acquisition-related activities, including $3.6 related to securing the availability of funds and $5.5 primarily related to the accretion of the obligations related to the purchase of TJoy.

OTHER EXPENSE, NET

In fiscal 2012, other expense (income), net was $32.0 as compared with $4.4 in fiscal 2011. The increase in expense primarily reflects a loss in fiscal 2012 of $37.4 on a foreign currency contract to hedge foreign currency exposure associated with an acquisition opportunity that was withdrawn.

Partially offsetting this loss was a $7.6 change, from a loss of $3.8 in fiscal 2011 to a gain of $3.8 in fiscal 2012 related to other foreign currency exchange contracts.

In fiscal 2011, other expense (income), net was $4.4 as compared with $(8.8) in fiscal 2010. The change primarily reflects foreign currency exchange transaction losses in fiscal 2011 compared to foreign currency exchange transaction gains in fiscal 2010.

INCOME TAXES

The following table presents our provision for income taxes, and effective tax rates for the periods presented:

	2012	2011	2010
(Benefit) provision for income taxes	$(37.8)	$95.1	$32.4
Effective income tax rate	11.4%	51.4%	27.1%

The effective income tax rate for fiscal 2012 was 11.4% as compared with 51.4% in fiscal 2011 and 27.1% in fiscal 2010. The effective income tax rate in fiscal 2012 reflects tax expense of $14.9 associated with the inclusion in U.S. income of the activities of certain foreign subsidiaries, $80.1 associated with asset impairment charges and $27.9 associated with the non-deductibility of certain share-based compensation. The effective income tax rate in fiscal 2011 reflects tax expense of $14.0 associated with the movement of cash from certain international subsidiaries and $41.9 associated with the inclusion in U.S. income of the activities of certain foreign subsidiaries. The effective income tax rate in fiscal 2010 reflects benefits of $24.5 related to the reversal of tax expense recorded in the prior period associated with the movement of cash from certain international subsidiaries and tax expense of $45.3 associated with the inclusion in U.S. of the activities of certain foreign subsidiaries.

The effective rates vary from the U.S. federal statutory rate of 35% due to the effect of (1) jurisdictions with different statutory rates, (2) adjustments to our unrecognized tax benefits and accrued interest, (3) non-deductible expenses and (4) valuation allowance changes. Our effective tax rate could fluctuate significantly and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

NET INCOME ATTRIBUTABLE TO COTY INC.

In fiscal 2012, net income attributable to Coty Inc. decreased $386.1, to $(324.4), from $61.7 in fiscal 2011. This decrease primarily reflects lower operating income partially offset by lower income tax expense (as discussed above).

In fiscal 2011, net income attributable to Coty Inc. remained flat compared to fiscal 2010, primarily reflecting increased interest expense, other expense, net, and tax expense (as discussed above), offset by the improvement in operating income.

We believe that Adjusted Net Income Attributable to Coty Inc. provides an enhanced understanding of our performance. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures.”

(in millions)	Year Ended June 30,			Change %
	2012	2011	2010	2012/2011	2011/2010
Reported Net (Loss) Income Attributable to Coty Inc.	$(324.4)	$61.7	$61.7	<(100%)	0%
% of Net revenues	(7.0%)	1.5%	1.8%
Share-based compensation expense adjustment(a)	109.9	64.9	47.3	69%	37%
Change in tax provision due to share-based compensation expense adjustment	(12.0)	(14.4)	(10.2)	17%	(41%)

Net (Loss) Income adjusted for share-based compensation expense adjustment	(226.5)	112.2	98.8	<(100%)	14%
% of Net revenues	(4.9%)	2.7%	2.8%
Other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.:
Other adjustments to Operating (Loss) Income(a)	635.5	86.6	52.6	>100%	65%
Loss on foreign currency contract(b)	37.4	—	—	N/A	N/A
Acquisition-related interest expense(c)	7.0	9.1	—	(23%)	N/A

Total other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.	679.9	95.7	52.6	>100%	82%
Change in tax provision due to other adjustments to Reported Net (Loss) Income Attributable to Coty Inc.	(167.6)	(28.8)	(18.8)	<(100%)	(54%)
Tax impact on foreign income inclusion(d)	14.9	41.9	45.3	(64%)	(8%)
Tax impact on intercompany borrowing(e)	—	14.0	(24.5)	(100%)	>100%

Adjusted Net Income Attributable to Coty Inc.	$300.7	$235.0	$153.4	28%	53%

% of Net revenues	6.5%	5.8%	4.4%

(a)	See “Reconciliation of Operating Income to Adjusted Operating Income.”

(b)

Loss on foreign currency contract to hedge foreign currency exposure associated with a contemplated acquisition opportunity that was withdrawn. This amount is included in other expense, net in the Consolidated Statements of Operations.

(c)

Interest expense for fiscal 2012 associated with the obligations related to the purchase of TJoy. For fiscal 2011, interest expense associated with the obligations related to the purchase of TJoy and a one-time expense to secure availability of funds under a $700.0 90-day credit facility for the 2011 Acquisitions. These amounts are included in interest expense, net in the Consolidated Statements of Operations.

(d)

Reflects an adjustment to our tax provision equal to the tax expense associated with certain foreign income that was subject to tax in the U.S. during fiscal 2011 and 2010 under the provisions of Internal Revenue Code Sections 951 through 954 (“Subpart F”), but that should no longer be subject to Subpart F as a result of structural changes in our organization. Effective fiscal 2012, we created a fragrance “Center of Excellence” for research and development and supply chain management by relocating and centralizing selected manufacturing and product development processes to Geneva, Switzerland. As a result of these changes to our organizational and management structure, Subpart F should no longer apply to income associated with our operations in Geneva and, accordingly, tax expense associated with certain foreign-based income will be reduced in the future. This change is reflected in the provision for income taxes in the Consolidated Statements of Operations for periods following its implementation.

(e)

Reflects tax expense associated with the short-term intercompany borrowing arrangements entered into between us and certain foreign subsidiaries during fiscal 2011 and 2009 in connection with unanticipated acquisition and other opportunities. Under the provisions of Internal Revenue Code Sections 951 through 956, these short-term borrowings were considered a deemed dividend and resulted in a tax expense of $14.0 and $35.2 in fiscal 2011 and 2009, respectively. In fiscal 2010, a portion of the 2009 short-term borrowing was repaid, resulting in a tax benefit of $24.5. Both fiscal 2011 and 2009 borrowings have been repaid in full. The 2011 tax expenses and 2010 tax benefit are described in further detail in Note 14, “Income Taxes” to the Consolidated Financial Statements and are included in provision for income taxes in the Consolidated Statements of Operations.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of funds are cash generated from operations, borrowings from issuance of debt and committed and uncommitted lines of credit provided by banks and lenders in the U.S. and abroad. As of June 30, 2012, we had cash and cash equivalents of $609.4 compared with $510.8 at June 30, 2011. It is our intention to permanently reinvest undistributed earnings and profits from our foreign operations that have been generated through June 30, 2012, and our future plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations. Our cash and cash equivalents balance at June 30, 2012 includes approximately $605.0 of cash in foreign operations compared with $505.0 as of June 30, 2011, associated with our permanent reinvestment strategy. We do not believe the reinvestment of these funds impairs our ability to meet our domestic debt or working capital obligations. All foreign cash is readily convertible into other foreign currencies, including U.S. dollars. If the foreign cash is needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds.

Our cash flows are subject to seasonal variation throughout the year, including demands on cash made during our first fiscal quarter in anticipation of higher global sales during the second quarter and strong cash generation in the second fiscal quarter as a result of increased demand by retailers associated with the holiday season. Our principal uses of cash are to fund planned operating expenditures, capital expenditures, interest payments, acquisitions and any principal payments on debt. The working capital movements are based on the sourcing of materials related to the production of our Fragrances, Color Cosmetics, and Skin & Body Care products.

As a result of the cash on our Consolidated Balance Sheets, our ability to generate cash from operations and through access to our revolving credit facility and other lending sources, we believe we have sufficient liquidity to meet our ongoing needs on both a near term and long-term basis. Our principal stockholders have also been available as an additional source of capital in support of our liquidity needs, but they are under no obligation to provide any additional capital.

Debt

	2012	2011
Short-term debt	$56.7	$32.2
Coty Inc. Credit Facility due August 2015
Term Loan	1,250.0	1,150.0
Revolving Loan Facility	653.5	—
Global Revolving Loan Facility	—	680.0
Domestic Revolving Loan Facility	—	260.0
Senior Secured Notes
5.12% Series A notes due June 2017	100.0	100.0
5.67% Series B notes due June 2020	225.0	225.0
5.82% Series C notes due June 2022	175.0	175.0
Capital lease obligations	0.1	0.2

Total debt	2,460.3	2,622.4
Less: Short-term debt and current portion of long-term debt	(190.1)	(47.3)

Total Long-term debt	$2,270.2	$2,575.1

Short-Term Debt

As of June 30, 2012, we had short-term lines of credit available of $178.0 of which $56.7 was outstanding. As of June 30, 2011, we had short-term lines of credit available of $203.7 of which $32.2 was outstanding. Interest rates on amounts borrowed under these short-term lines varied between 0.7% and 9.3% during fiscal 2012 and between 1.0% and 7.1% for fiscal 2011. In addition, we had undrawn letters of credit of $3.0 and $2.8 as of June 30, 2012 and 2011, respectively.

Long-Term Debt

On August 22, 2011, we refinanced our credit facility, entering into our current credit agreement with JP Morgan Chase Bank, N.A. as administrative agent and Bank of America, N.A. and Wells Fargo Securities, LLC as co-syndication agents (which we refer to as the “Credit Agreement”). The Credit Agreement expires on August 22, 2015. The Credit Agreement provides a term loan of $1,250.0 (the “Term Loan”) and a revolving loan facility of $1,250.0. Rates of interest on amounts borrowed under the Credit Agreement are based on either the London Interbank Offer Rate (“LIBOR”), a qualified Eurocurrency LIBOR, an alternative base rate, or a qualified local currency rate, as applicable to the borrowing, plus applicable spreads determined by our consolidated leverage ratio or, if applicable, our credit rating by Moody’s or S&P. Applicable spreads on our borrowings under the Credit Agreement may range from 0.05% to 2.5%. In addition to interest on amounts borrowed under the Credit Agreement, we pay a quarterly commitment fee, as defined in the Credit Agreement, on the revolving loan facility that can range from 0.2% to 0.4%. The weighted-average effective interest rate for our borrowings under the Credit Agreement was 1.9% as of June 30, 2012. Under the terms of the Credit Agreement, we must repay the Term Loan in quarterly installments beginning on September 30, 2012. These quarterly installments are equivalent to 10.0% of the Term Loan in fiscal 2013, 20.0% in fiscal 2014, 52.5% in fiscal 2015 and 17.5% in the fiscal 2016. The revolving loan facility is payable in full in fiscal 2016. As of June 30, 2012, we had $1,250.0 outstanding on the Term Loan and $653.5 outstanding on the revolving loan facility from this Credit Agreement. The proceeds from the Credit Agreement were used to repay existing debt and for general corporate purposes. In August 2011, we wrote-off $1.4 of deferred financing fees associated with the refinancing, which was included in interest expense, net in the Consolidated Statements of Operations for fiscal 2012. As of June 30, 2012, we had $596.5 available for borrowings.

On June 16, 2010, we issued $500.0 of Senior Secured Notes in three series in a private placement transaction pursuant to a Note Purchase Agreement (the “NPA”): (i) $100.0 in aggregate principal amount of 5.12% Series A Senior Secured Notes due June 16, 2017, (ii) $225.0 in aggregate principal amount of 5.67% Series B Senior Secured Notes due June 16, 2020 and (iii) $175.0 in aggregate principal amount of 5.82% Series C Senior Secured Notes due June 16, 2022. Interest payments are payable semi-annually in December and June.

Both the Credit Agreement and the NPA contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on incurrence of additional debt, liens, dividends and other restricted payments, asset sales, investments, mergers, acquisitions and affiliate transactions. Events of default permitting acceleration under the Credit Agreement and NPA include, among others, nonpayment of principal or interest, covenant defaults, material breaches of representations and warranties, bankruptcy and insolvency events and certain cross defaults. In addition, a change of control is a default under the Credit Agreement and requires a prepayment offer under the NPA. Financial covenants in the Credit Agreement and the NPA require us to maintain, at the end of each fiscal quarter, a consolidated leverage ratio of consolidated total debt to consolidated earnings before income taxes, depreciation and amortization (“EBITDA”) for the previous 12-month period, as these terms are defined in the Credit Agreement and NPA, equal to or less than 3.5 to 1.0 and a consolidated interest coverage ratio equal to or greater than 3.0 to 1.0.

We obtained an amendment to our then-existing credit facility in December 2010, and a waiver to our NPA in March 2011, for the four quarterly periods through December 30, 2011. These modifications excluded certain charges related to the 2011 Acquisitions from the financial covenants.

Subsequent to this amendment, as discussed above, we refinanced our Credit Agreement such that these modifications are substantially reflected in the agreement as currently in effect.

We were in compliance with all Credit Agreement and NPA financial covenants as of June 30, 2012 and all Credit Agreement and NPA financial covenants, as they had been amended, as of June 30, 2011. Our consolidated leverage ratio was 2.7 and 3.3 as of June 30, 2012 and 2011, respectively. Our consolidated interest coverage ratio was 8.5 and 8.1 as of June 30, 2012 and 2011, respectively. For a more detailed description of the covenants contained in our debt agreements, see Note 12, “Debt” in our notes to Consolidated Financial Statements.

Failure to comply with the financial and other covenants under the Credit Agreement and NPA may constitute a default and may allow the lenders to accelerate the maturity of all indebtedness under these agreements, in certain instances after an applicable cure period. If such acceleration were to occur, we may not have sufficient liquidity available to repay the indebtedness. We would likely have to seek amendments under these agreements for relief from the financial covenants or repay the debt with proceeds from the issuance of new debt or equity, and/or asset sales, if necessary.

We do not believe that our current debt covenants will have an impact on our ability to undertake additional debt or equity financing.

For additional details, see “Description of Indebtedness.”

Notes Payable—Related Party JAB Holdings B.V. (“JAB BV”)

As of June 30, 2010, we had $455.5 in notes outstanding from JAB BV, a related party, comprising €160.0 million ($195.5) and $260.0. In July and September 2010, we repaid €160.0 million in the amounts of $100.5 and $104.5, respectively. Additionally, in September 2010, we repaid the remaining balance of $260.0 of JAB BV notes outstanding. There were no JAB BV notes outstanding as of June 30, 2012 and 2011. The notes payable had variable interest rates ranging from 4.64% to 6.50%, during fiscal 2011. See Note 2, “Summary of Significant Accounting Policies” in our notes to Consolidated Financial Statements for related party disclosure.

Cash Flows

Consolidated Statements of Cash Flows Data:	Year Ended June 30,
	2012	2011	2010
(in millions)
Net cash provided by operating activities	$589.3	$417.5	$494.0
Net cash used in investing activities	(333.9)	(2,252.5)	(149.9)
Net cash (used in) provided by financing activities	(97.7)	1,903.8	(7.0)

Net cash provided by operating activities

Net cash provided by operating activities was $589.3, $417.5 and $494.0 for fiscal 2012, 2011 and 2010, respectively. The increase in operating cash inflows in fiscal 2012 compared with fiscal 2011 was a result of an increase in net revenue and net income adjusted for non-cash items, primarily asset impairment charges and share-based compensation, in addition to working capital improvement. The improvement in working capital was driven primarily by cash inflows due to the increase in accounts payable, tax accruals, and accrued expenses and other liabilities. The overall increase in cash inflows was partially offset by cash outflows caused by the increase in trade receivables, inventories, and prepaid expenses and other assets.

The decrease in operating cash inflows in fiscal 2011 compared with fiscal 2010 was a result of an increase in net revenue and net income adjusted for non-cash items (primarily depreciation and amortization, deferred income taxes, share-based compensation and foreign currency exchange mark to market changes), which were more than offset by an increase in working capital. The increase in working capital was mainly driven by an increase in inventories reflecting 2011 Acquisitions and the buildup of safety stock in preparation for the transition of the logistics management from our facilities in North Carolina to a third-party provider. Working capital deterioration compared to prior period also reflected an increase in prepaid expenses due to higher prepaid advertising and marketing expenses.

Net cash used in investing activities

Net cash used in investing activities was $333.9, $2,252.5 and $149.9 for fiscal 2012, 2011 and 2010, respectively. The decrease in investing cash outflows in fiscal 2012 compared with fiscal 2011 was primarily due to due to lower payments for acquisitions offset by an increase in cash used for capital expenditures. Net cash used in investing activities for fiscal 2012 includes a payment of RMB 816 million ($129.1) for 32% of TJoy shares, pursuant to the terms of the TJoy acquisition.

The increase in investing cash outflows in fiscal 2011 compared to the prior year period was primarily due to the acquisitions of Philosophy, OPI, Dr. Scheller and TJoy.

Net cash (used in) provided by financing activities

Net cash (used in) provided by financing activities was $(97.7), $1,903.8 and $(7.0) for fiscal 2012, 2011 and 2010, respectively. The increase in financing cash outflow in fiscal 2012 as compared with fiscal 2011 was primarily due to current year increase in net repayments of the global and domestic revolvers and term loans, payment of deferred financing fees, acquisition of noncontrolling interest, and the equity infusion from the parent company received in fiscal 2011. Cash outflows were partially offset by cash received from the issuance of common stock in the current year and debt repayment to JAB BV in the prior year.

The increase in financing cash inflows in fiscal 2011 as compared with fiscal 2010 was primarily due to the increase in debt and equity financing for the acquisitions of Philosophy, OPI, Dr. Scheller and TJoy partially offset by repayments of debt to JAB BV. Cash used in financing activities in fiscal 2010 primarily reflected the scheduled debt repayments to JAB BV, repayments of the loans under the credit facility offset by the issuance of senior secured notes.

Pension and Post-Employment Plan Funding

Our investment policies and strategies for plan assets are to achieve the greatest return consistent with the fiduciary character of the plan and to maintain a level of liquidity that is sufficient to meet the need for timely payment of benefits. The goals of the investment managers include minimizing risk and achieving growth in principal value so that the purchasing power of such value is maintained with respect to the rate of inflation.

The pension plan’s return on assets is based on management’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the assets in which the plan is invested, as well as current economic and market conditions.

The asset allocation decision includes consideration of future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These actual characteristics of the plan place certain demands upon the level, risk and required growth of trust assets. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate.

We expect to contribute approximately $4.1 and $9.1 to our U.S. and international pension plans, respectively, and $2.0 to our other post-employment benefit plans in 2013.

Dividends

There were no dividends paid or declared in fiscal 2012. On June 14, 2011, the Board of Directors declared a cash dividend of €25.0 million, or approximately $35.7 in aggregate or 10 cents per share. $35.3 of the dividend was paid on outstanding common stock on June 28, 2011. The remaining $0.4 is payable upon vesting of shares of restricted stock and restricted stock units (“RSUs”) that were not vested as of June 30, 2012.

Contractual Obligations and Commitments

Our principal contractual obligations and commitments as of June 30, 2012 are presented below:

(in millions)	Total	Payments Due in Fiscal					Thereafter
		2013	2014	2015	2016	2017
Long-term debt obligations	$2,403.5	$133.5	$250.0	$656.2	$863.8	$100.0	$400.0
Interest on long-term debt obligations	360.0	86.0	77.0	48.0	32.0	28.0	89.0
Operating lease obligations(a)	484.5	64.9	59.0	53.5	35.5	31.5	240.1
License agreements:(b)
Royalty payments	292.9	33.3	29.0	26.5	20.0	18.7	165.4
Advertising and promotional spend obligations	304.3	83.1	63.8	46.9	27.6	19.4	63.5
Other contractual obligations(c)	171.2	86.2	11.6	9.4	9.2	9.1	45.7
TJoy acquisition-related liability(d)	38.8	—	38.8	—	—	—	—
Other long-term obligations:
Pension obligations (mandated)(e)	5.6	5.6	—	—	—	—	—
Restructuring costs	12.0	11.5	0.4	0.1	—	—	—

Total	$4,072.8	$504.1	$529.6	$840.6	$988.1	$206.7	$1,003.7

(a)

In fiscal 2012, we incurred $12.4 of costs in connection with the consolidation of real estate in New York. The real estate consolidation program costs primarily consist of $6.1 of accelerated depreciation and $5.0 of lease loss expenses.

(b)

Obligations under license agreements relate to royalty payments and required advertising and promotional spending levels for our products bearing the licensed trademark. Royalty payments are typically made based on contractually defined net sales. However, certain licenses require minimum guaranteed royalty payments regardless of sales levels. Minimum guaranteed royalty payments and required minimums for advertising and promotional spending have been included in the table above. Actual royalty payments and advertising and promotional spending could be higher. Furthermore, early termination of any of these license agreements could result in potential cash outflows that have not been reflected above.

(c)

Other contractual obligations primarily represent advertising/marketing, logistics and capital improvements commitments. We also maintain several distribution agreements for which early termination could result in potential future cash outflows that have not been reflected above.

(d)

TJoy acquisition-related liability represents amounts that are subject to arbitration proceedings as described in Note 4, “Acquisitions” in our notes to the Consolidated Financial Statements. These reserved amounts primarily include RMB 204.0 million ($32.1) in respect of the remaining 8% of the TJoy shares to be purchased by us under the Share Purchase Agreement and RMB 33.4 million ($5.3) of deferred brand growth liability.

(e)

Represents future contributions to our pension plans mandated by local regulations or statutes. See Note 17, “Employee Benefit Plans” in our notes to Consolidated Financial Statements for additional information on our benefit plans’ investment strategies and expected contributions and for information regarding our total underfunded pension and post-employment benefit plans of $253.8 at June 30, 2012.

The table above excludes obligations for uncertain tax benefits as we are unable to predict when, or if, any payments would be made.

Under the agreement relating to our fiscal 2006 acquisition of Unilever Cosmetics International, we are subject to contingent purchase price consideration payments of up to $30.0 per year through 2014, depending on contractually agreed upon sales targets, and currently expect to pay the full $30.0 for each calendar year through 2014.

We have a 40% and 45% redeemable noncontrolling interest in our consolidated subsidiaries in the United Arab Emirates and Hong Kong, respectively. We have the right to purchase the noncontrolling interests in these subsidiaries from the noncontrolling interest holders (“call right”) and the noncontrolling interest holders have the right to sell their noncontrolling interests (“put right”) to us at certain points in time. Given the provisions of the put and call rights, the entire noncontrolling interests are redeemable outside of our control and is recorded in temporary equity at the estimated redemption value of $95.9 and $86.6 as of June 30, 2012 and 2011, respectively. See Note 20, “Noncontrolling Interests and Redeemable Noncontrolling Interests” in our notes to Consolidated Financial Statements for further discussion related to the calculation of the redemption value for each of these noncontrolling interests.

Prior to the completion of our initial public offering, we will have certain share-based compensation plans that allow participants to sell their nonqualified stock options, restricted shares, special incentive awards and restricted stock units to us at any time. The total value of these awards at June 30, 2012 was $255.2. The timing and amount of the exercises is outside of our control. See “Critical Accounting Policies and Estimates—Share-Based Compensation” for further discussion of our share-based compensation.

Derivative Financial Instruments and Hedging Activities

We are exposed to foreign currency exchange fluctuations and interest rate volatility through our global operations. We utilize natural offsets to the fullest extent possible in order to identify net exposures. In the normal course of business, established policies and procedures are employed to manage these net exposures using a variety of financial instruments. We do not enter into derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Risk Management

We operate in multiple functional currencies and are exposed to the impact of foreign currency fluctuations. For foreign currency exposures, primarily relating to receivables, inventories, payables and intercompany loans, derivatives are used to better manage the earnings and cash flow volatility arising from foreign currency exchange rate fluctuations. We recorded foreign currency (losses) gains of $(1.9) and $15.9 in fiscal 2012 and 2011, respectively, resulting from non-financing foreign currency exchange transactions which are included in their associated expense type and reflected within operating income. In addition, we recorded foreign currency losses of $39.7 and $12.4 in fiscal 2012 and 2011, respectively, resulting from financing foreign currency exchange transactions that have been included within interest expense, net and other expense (income), net.

We may also enter into foreign currency option contracts to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. We do not use hedge accounting for these contracts. As of June 30, 2012, we had foreign currency forward contracts of $40.7, which mature at various dates through June 2013. As of June 30, 2011, we had foreign currency forward contracts of $140.5, which included contracts with notional amounts of €83.1 million ($120.6) and other forward contracts for lesser amounts relating to other currencies. These contracts mature at various dates through June 2012.

We also utilize derivative contracts to hedge exposures relating to foreign currency denominated debt to align with the functional currency of the borrowing entity. As of June 30, 2010, we had a foreign currency forward contract for €109.0 million ($133.2), which matured on July 9, 2010, to hedge the net exposure related to the principal repayment of the JAB BV loan of €160.0 million ($195.5).

We have experienced and will continue to experience fluctuations in our net income as a result of balance sheet transactional exposures. As of June 30, 2012, a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures are estimated to result in a pretax loss of less than $2.0. In the view of management, these hypothetical losses resulting from an assumed change in foreign currency exchange rates are not material to our consolidated financial statement position or results of operations.

Interest Rate Risk Management

We are exposed to interest rate risk that relates primarily to our indebtedness, which is affected by changes in the general level of the interest rates in the United States. We periodically enter into interest rate swap agreements to facilitate our interest rate management activities. In some instances, we have designated some of these agreements as cash flow hedges and, accordingly, applied hedge accounting. The effective changes in fair value of these agreements are recorded in accumulated other comprehensive income (loss) (“AOCI/(L)”), net of tax, and ineffective portions are recorded in current- period earnings. Amounts in AOCI/(L) are subsequently reclassified to earnings as interest expense when the hedged transactions are settled. For interest rate swap agreements not designated as hedge accounting instruments, the changes in fair value from period to period are recorded in current-period earnings in the Consolidated Statements of Operations.

As of June 30, 2012, there were no interest rate swap agreements outstanding. On June 16, 2010, we entered into a pay-floating interest rate swap agreement for the notional amount of $250.0 which matured on October 16, 2011. The swap agreement required us to pay the floating rate interest of three month USD LIBOR and receive the fixed rate of 0.95%. We did not use hedge accounting for this interest rate swap agreement. The amount of gain or loss is recorded in current-period earnings in the Consolidated Statements of Operations.

On October 16, 2008, we entered into pay-fixed interest rate swap agreements having total notional amounts of $283.3, which matured on October 16, 2011. The swap agreements effectively fixed the interest rate exposure on a portion of our outstanding borrowings under the Credit Agreement at approximately 3.7% plus applicable borrowing margins. We used hedge accounting for this pay-fixed interest rate swap. The hedged instrument is designated as a cash flow hedge. The agreements were not held for trading purposes.

We expect that both at the inception and on an ongoing basis, the hedging relationship between any designated interest rate hedges and underlying variable rate debt will be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, we will be required to discontinue hedge accounting with respect to that derivative prospectively. The corresponding gain or loss position of the ineffective hedge recorded to AOCI/(L) will be reclassified to current-period earnings.

If interest rates had been 10% higher/lower and all other variables were held constant, gross profit for fiscal 2012 and 2011 would decrease/increase by $3.9 and $3.8, respectively.

Credit Risk Management

We attempt to minimize credit exposure to counterparties by generally entering into derivative contracts with counterparties that have an “A” (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $0.2 and $2.8 as of June 30, 2012 and 2011, respectively. Accordingly, management believes risk of loss under these hedging contracts is remote.

Inflation Risk

To date, we do not believe inflation has had a material effect on our business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures in the future, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

We had undrawn letters of credit of $3.0 and $2.8 as of June 30, 2012 and 2011, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles. The preparation of these Consolidated Financial Statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses related disclosures. These estimates and assumptions can be subjective and complex and, consequently, actual results may differ from those estimates that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our most critical accounting policies relate to revenue recognition, goodwill, other intangible and long-lived assets, pension and other post-employment benefit costs, share-based compensation, common stock valuations and income taxes.

Our management has discussed the selection of significant accounting policies and the effect of estimates with the Audit and Finance Committee of our Board of Directors.

Revenue Recognition

Revenue is recognized when realized or realizable and earned. Our policy is to recognize revenue when risk of loss and title to the product transfers to the customer, which usually occurs upon delivery. Net revenues comprise gross revenues less customer discounts and allowances, actual and expected returns (estimated based on returns history and position in product life cycle) and various trade spending activities. Trade spending activities relate to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. Reflected in net revenues are returns and trade spending activities of $706.5, $590.4 and $521.0 for fiscal 2012, 2011 and 2010, respectively. Returns represent 3.5%, 3.6% and 4.0% of gross revenue after customer discounts and allowances for fiscal 2012, 2011 and 2010, respectively. Trade spending activities recorded as a reduction to gross revenue after customer discounts and allowances represent 9.8%, 9.0% and 9.0% for fiscal 2012, 2011 and 2010, respectively.

Our sales return accrual, which primarily relates to our Fragrances and Skin & Body Care segments, reflects seasonal fluctuations, including those related to the holiday season in our second quarter. This accrual is a subjective critical estimate that has a direct impact on reported net revenues, and is calculated based on history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment, and our decision to continue to support new and existing brands.

Goodwill, Other Intangible Assets and Long-Lived Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

Goodwill

We assess goodwill at least annually for impairment, or more frequently, if certain events or circumstances warrant. Effective for fiscal 2012, we changed our annual impairment testing date for goodwill from January 1 to May 1. We test goodwill for impairment at the reporting unit level, which is one level below our reportable segments. We identify our reporting units by assessing whether the components of our reportable segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. We have identified five reporting units. Color Cosmetics is considered an operating segment and a reporting unit and our Fragrance and Skin & Body Care operating segments each include two reporting units.

Impairment testing for goodwill is performed in two steps: (i) the determination of possible impairment, based upon the fair value of a reporting unit as compared to its carrying value; and (ii) if there is a possible impairment indicated, this step measures the amount of impairment loss, if any, by comparing the implied fair value of goodwill with the carrying amount of that goodwill. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage independent third-party valuation specialists for advice. To determine fair value of the reporting unit, we use the income approach.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on our internal forecasts, our specific weighted-average cost of capital used to discount future cash flows, and a review with comparable market multiples for the industry segment as well as our historical operating trends.

Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demands, could result in changes to these assumptions and judgments. A downward revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values. We would then perform the second step of the goodwill impairment test to determine the amount of any non-cash impairment charge. Such charge could have a material effect on the Consolidated Statements of Operations and Balance Sheets.

Based on the May 1, 2012 and January 1, 2012 annual impairment tests, the fair value of each of our reporting units significantly exceeded their respective carrying values at those dates. After the completion of the May 1, 2012 impairment test, management reconsidered the projected cash flows within the Prestige—Skin & Body Care reporting unit due to lower than expected actual net revenues in the last two months of fiscal 2012 and the beginning of fiscal 2013, as well as a delay in anticipated cost savings programs associated with integrating Philosophy’s business operations into our existing business structure. Consequently, we performed another impairment test for the Prestige—Skin & Body Care reporting unit as of June 30, 2012 that identified an excess of the carrying value over the fair value of this reporting unit. As a result, we performed the second step of the goodwill impairment test to calculate the implied fair value of goodwill, by allocating the calculated fair value to the assets and liabilities (other than goodwill) of the Prestige—Skin & Body Care reporting unit. Based on this impairment test, we recorded a pre-tax non-cash impairment of goodwill at the Prestige—Skin & Body Care reporting unit of $384.4 in asset impairment charges in the Consolidated Statements of Operations, reducing goodwill at this reporting unit from $437.1 to $52.7.

The impairment charge was primarily the result of lower than expected actual and projected future cash flows, resulting from a reduction in current and long-term projected net revenues of the Philosophy business and a delay in anticipated cost savings programs associated with integrating Philosophy’s business operations into our existing business structure. We delayed implementing these cost savings programs after identifying additional innovations in other reporting units which are required before we can complete the initiatives in the Prestige—Skin & Body Care reporting unit. We still anticipate completing the costs savings initiatives associated with the Philosophy business integration; however, the timing of these initiatives has been delayed while we focus resources on global technology initiatives. We also realized lower than projected net revenues in the Prestige—Skin & Body Care reporting unit, primarily caused by a more modest contribution from new product launches in fiscal 2012 and a delay in anticipated international expansion due to product registration requirements in certain countries. We have and will continue to invest in the improvement of the development pipeline of anticipated new products under these brands and accelerate the international expansion where feasible. However, the lower current projections contributed to a reduction in projected net revenues. The delay in cost savings at the Prestige—Skin & Body Care reporting unit combined with actual and projected net revenues that were lower than previously anticipated, resulted in a reduction in calculated fair value of the reporting unit below the carrying value during the current fiscal year.

There were no impairments of goodwill at other reporting units during fiscal 2012. Based on the impairment tests performed as of January 1, 2012 and May 1, 2012, we determined that the fair values of our other reporting units significantly exceeded their respective carrying values. Thus, a significant decrease in fair value would be required before the goodwill balance at other reporting units would have a carrying value in excess of the fair value. None of our reporting units were impaired or at high risk of failing step one of the impairment tests during fiscal 2011 and 2010.

We believe the assumptions used in calculating the estimated fair value of the reporting units are reasonable and attainable. However, we can provide no assurances that we will achieve such projected results. Further, we can provide no assurances that we will not have to recognize additional impairment of goodwill in the future due to other market conditions or changes in our interest rates. Recognition of additional impairment of a significant portion of our goodwill would negatively affect our reported results of operations and total capitalization.

Other Intangible Assets

We assess other indefinite-lived intangible assets at least annually for impairment, or more frequently if certain events occur or circumstances change that would more likely than not reduce the fair value of an indefinite-lived intangible asset below its carrying value. Effective for fiscal 2012, we changed our annual impairment testing date for other indefinite-lived intangible assets from January 1 to May 1. Trademarks are tested for impairment on a brand level basis.

The trademarks’ fair values are based upon the income approach, primarily utilizing the relief from royalty methodology. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. An impairment loss is recognized when the estimated fair value of the intangible asset is less than the carrying value. Fair value calculation requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Variations in the economic conditions or a change in general consumer demands, operating results estimates or the application of alternative assumptions could produce significantly different results.

Based on the January 1, 2012 annual impairment test, except for certain trademarks in our Skin & Body Care segment, fair values of our other trademarks significantly exceeded their respective carrying values. As a result of the January 1, 2012 impairment test and ongoing monitoring of the business performance during the third quarter, we recorded a pre-tax non-cash impairment charge for trademarks of $99.5 in our third quarter of fiscal 2012 in asset impairment charges in the Consolidated Statements of Operations, relating to trademarks in the Skin & Body Care segment. During fiscal 2012, we changed our impairment testing date for indefinite-lived intangible assets to May 1. We performed another impairment test as of that date and did not record an additional impairment based on the estimated fair values as of that date. However, due to an ongoing assessment of business performance during the remainder of the fiscal year, we updated our impairment test as of June 30, 2012 for trademarks in the Skin & Body Care segment and recorded an additional impairment charge of $89.1.

As a result of the aforementioned impairment tests during fiscal 2012, we recorded a total pre-tax non-cash impairment charge of $188.6 in asset impairment charges in the Consolidated Statements of Operations to reduce the carrying value of the TJoy and Philosophy trademarks as discussed in more detail below.

The trademark impairment charge recorded in the third quarter with respect to TJoy was $58.0, reducing the trademark’s remaining carrying value to $27.4 as of March 31, 2012. The impairment charge was primarily the result of a reduction in sales volume and net revenues that were lower than projected at the time of acquisition of the TJoy business principally attributable to the early retirement of the TJoy CEO announced in August 2011 and effective at December 31, 2011, and the related transition to new leadership during our third quarter of fiscal 2012. The reductions in our net revenues during the quarter ended March 31, 2012 had an impact on the actual and projected cash flows of TJoy and the resultant impact on fair value and impairment charge. In addition, during the second and third quarters of fiscal 2012, certain key sales representatives departed with the former TJoy CEO. Subsequent to the impairment of the TJoy trademark in our third quarter, we revised our assessment of the estimated useful life of the TJoy trademark. We have begun amortizing the trademark over eight years, resulting in annual amortization expense of approximately $3.5 per year. This estimate is based on the estimated remaining life of the customer relationships, since we believe that sales through existing customer relationships are the main drivers for the value of the TJoy brand. This trademark is recorded in the Beauty—Skin & Body Care reporting unit.

Despite the impairment of these trademarks, the reporting unit fair value significantly exceeded its carrying value, since the reporting unit also generates net revenues from certain other trademarks that have significantly exceeded expectations.

The trademarks impairment charge recorded in the third quarter with respect to Philosophy was $41.5, reducing the carrying value to $354.4 as of March 31, 2012. This impairment charge was the result of lower than projected sales growth in the U.S. market, due to an innovation plan that was smaller in scope and less successful than expected, and a slowdown of brand sales momentum in retailers such as Sephora and QVC. Furthermore, the expansion of the Philosophy business into certain international markets anticipated in fiscal 2012 was delayed due to a longer than expected product registration process in certain countries, compounded by the adverse impact of foreign currency fluctuations, which contributed significantly to a delay in current and long-term projected net revenues of Philosophy and the resultant impact on fair value.

After the completion of the May 1, 2012 impairment test that did not result in an impairment, management reconsidered the projected cash flows within the Prestige—Skin & Body Care reporting unit due to lower than expected actual net revenues in the last two months of fiscal 2012 and the beginning of fiscal 2013, as well as a delay in anticipated cost savings programs associated with integrating Philosophy’s business operations into our existing business structure. Consequently, we performed another impairment test of the Philosophy trademarks as of June 30, 2012 that identified an excess of the carrying values over the fair values of these trademarks. As a result, in the fourth quarter, we recorded an additional pre-tax non-cash impairment of trademarks at the Prestige—Skin & Body Care reporting unit of $89.1 in asset impairment charges in the Consolidated Statements of Operations, further reducing the carrying value of trademarks in this reporting unit from $354.4 to $265.3. In spite of the above issues, Philosophy sales in fiscal 2012 were marginally ahead of the prior year. We are working intensely to address the above issues by focusing on product innovation and expansion into new geographies. Therefore, we anticipate that the Philosophy trademarks will continue to provide value for an indefinite period of time. These trademarks are recorded in the Prestige—Skin & Body Care reporting unit.

We believe the assumptions used in calculating the estimated fair value of the trademarks are reasonable and attainable. However, we can provide no assurances that we will achieve such projected results. Further, we can provide no assurances that we will not have to recognize additional impairment of indefinite-lived intangible assets in the future due to other market conditions or changes in our interest rates. Recognition of additional impairment of a significant portion of our indefinite-lived intangible assets would negatively affect our reported results of operations and total capitalization.

The carrying value of our other indefinite-lived trademarks was $904.3 as of June 30, 2012, which includes the carrying value of OPI of $660.0 and Sally Hansen of $182.2.

In fiscal 2011 and 2010, we performed our annual impairment testing of indefinite-lived intangible assets and no adjustments to carrying values were needed.

Long-Lived Assets

Long-lived assets, including tangible and intangible assets with finite lives, are amortized over their respective lives to their estimated residual values and are also reviewed for impairment whenever certain triggering events may indicate impairment. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

During fiscal 2012, we recorded an asset impairment charge for a manufacturing facility totaling $2.9, which was included in Corporate. There were no impairments of long-lived assets in fiscal 2011. In fiscal 2010, we recorded impairment charges of $5.3, related to certain property and equipment, included in the Skin & Body Care segment.

Pension and Other Post-Employment Benefit Costs

We sponsor both funded and unfunded pension and other post-employment plans in various forms covering employees who meet the applicable eligibility requirements. We use several statistical and other factors in an attempt to estimate future events in calculating the liability and expense related to these plans. Certain significant variables require us to make assumptions that are within our control such as anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and select assumptions that we believe reflect the economics underlying our pension and post-employment obligations. While we believe these assumptions are within accepted industry ranges, an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net income.

The discount rates used to measure the benefit obligations at the measurement date and the net periodic benefit cost for the subsequent fiscal year are reset annually using data available at the measurement date.

The long-term rates of return on our pension plan assets are based on management’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the assets in which the plan is invested, as well as current economic and market conditions. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains or losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2012 our pension plans had actual returns on assets of $2.4 as compared with expected return on assets of $3.2, which resulted in a net deferred loss of $0.8, substantially all of which is currently subject to be amortized over periods ranging from approximately eight to 36 years. The actual return on assets was primarily related to the performance of equity markets during the past fiscal year.

The rate of future compensation increases is another assumption used by our third-party actuarial consultants for pension accounting.

The weighted-average assumptions used to determine our projected benefit obligation above were as follows:

	Pension Plans				Other Post-Employment Benefits
	U.S.		International
	2012	2011	2012	2011	2012	2011
Discount rates	3.4%–4.6%	4.3%–5.6%	2.2%–4.4%	2.7%–6.1%	4.9%	5.9%
Future compensation growth rates	N/A	N/A	2.5%–3.0%	2.0%–3.0%	N/A	N/A

The weighted-average assumptions used to determine our net periodic benefit cost during the fiscal year were as follows:

	Pension Plans				Other Post-Employment Benefits
	U.S.		International
	2012	2011	2012	2011	2012	2011
Discount rates	4.3%–5.6%	4.4%–5.4%	2.7%–6.1%	1.8%–5.2%	5.9%	5.6%
Future compensation growth rates	N/A	N/A	2.0%–3.0%	2.0%–3.0%	N/A	N/A
Expected long-term rates of return on plan assets	6.5%	6.5%	3.3%–5.5%	3.2%–4.5%	N/A	N/A

Our post-employment plans comprise health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service cost and interest cost	$1.5	$(1.2)
Effect on post-employment benefit obligation	16.9	(13.3)

In addition, our actuarial consultants use other factors such as withdrawal and mortality rates. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions could significantly impact the actual amount of net periodic benefit cost and liability recorded by us.

Share-Based Compensation

Our share-based compensation plans are accounted for as liability plans as they allow for cash settlement or contain put features to sell shares back to us for cash. Accordingly, share-based compensation expense is measured at the end of each reporting period based on the fair value of the award on each reporting date and is recognized as an expense to the extent vested until the award is settled.

The fair value of stock options and special incentive awards is determined using the Black-Scholes or Monte Carlo valuation model and using the following weighted-average assumptions, in addition to the estimated value of our common stock at each reporting date, as discussed in “Common Stock Valuations”:

	Year Ended June 30,
	2012	2011	2010
Expected life of option	4.32 yrs	6.38 yrs	5.89 yrs
Expected life of awards	5.00 yrs	5.00 yrs	N/A
Risk-free interest rate	0.72%–1.77%	2.26%–2.99%	2.00%
Expected volatility	32.80%	29.98%	30.30%
Expected dividend yield	0.00%	0.00%	0.00%

Share-based compensation expense totaled $142.6, $88.5 and $65.9 in fiscal 2012, 2011 and 2010, respectively. Share-based compensation expense is recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Management evaluates the impact of share-based compensation on operating income by comparing the expense that is recorded under liability plan accounting to the expense that would have been recorded if the plans had been accounted for as equity plans. This evaluation is relevant to management for the following reasons:

•	several of our main competitors account for their share-based compensation plans as equity plans;

•	our share-based compensation plans will be accounted for as equity plans upon the completion of this initial public offering, because the participants will no longer be able to settle the awards under the plan in cash or sell the shares back to us for cash. See the table below for additional disclosures; and

•	certain financial covenant calculations for our debt agreements are derived from calculations including share-based compensation expenses based on the equity method of accounting.

If the share-based compensation plans are accounted for as equity plans, the share-based payments to employees are measured based on the grant-date fair value of the awards and amortized over the requisite service periods for the individual awards, which generally equal the vesting periods. The share-based compensation expense is recorded net of estimated forfeitures and as such is recorded for only those share-based awards that are expected to vest.

The following table compares the impact on share-based compensation expense between liability and equity plan accounting:

	Year Ended June 30,
	2012	2011	2010
Share-based compensation expense:
Expense under liability plan accounting currently applied by the Company(a)	$142.6	$88.5	$65.9
Expense under equity plan accounting(b)	32.7	23.6	18.6

Share-based compensation expense adjustment(c)	$109.9	$64.9	$47.3

(a)	Refer to Note 22, “Share-Based Compensation Plans,” in our notes to the Consolidated Financial Statements.

(b)

Share-based compensation expense calculated as if we had applied equity accounting since the grant date of the award for our recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares, and restricted stock units.

(c)

Share-based compensation expense adjustment consists of (i) the difference between share-based compensation expense accounted for under the equity plan accounting and under liability plan accounting for the recurring nonqualified stock option awards and director-owned and employee-owned shares, restricted shares and restricted stock units and (ii) all costs associated with the special incentive award granted in fiscal 2011, vesting of which is contingent upon completion of our initial public offering. We currently use liability plan accounting to measure share-based compensation expense in the Consolidated Statements of Operations to the extent the holders have not retained the risks and rewards of share ownership for a reasonable period of time, as determined under applicable accounting guidance. Once the holders have retained these risks and rewards for a reasonable period of time, generally deemed to be a period of six months from vesting and issuance, the liability recorded in our Consolidated Balance Sheets is reclassified as redeemable common stock at fair value. Subsequent changes in fair value of the shares classified as redeemable common stock are recognized in retained earnings or, in the absence of retained earnings, in additional paid-in capital. We currently use equity plan accounting to measure the performance of the segments and will be used by us to measure share-based compensation expense following completion of our initial public offering.

Our share-based compensation plans are accounted for as liability plans as they allow for cash settlement or contain put features to sell shares back to us for cash to the extent the holders have not retained the risks and rewards of share ownership for a reasonable period of time, as determined under applicable accounting guidance. The terms of the plans provide that upon completion of an initial public offering the ability to settle the awards for cash and the put features to sell the shares back to us for cash will no longer be available. The share-based compensation plans will provide only a share settlement option, as such the plans will be accounted for as equity plans.

As a result of the transition from liability accounting to equity accounting for our share-based awards, a final “mark to market” of the liability related to such awards will be required, which will be based on our initial public offering price. Assuming an initial public offering price equal to the midpoint of the price range on the cover page of this prospectus, we would record a charge of approximately $  for the increase in the fair value of the liability awards prior to the completion of our initial public offering. This charge will be recorded as an increase in compensation expense and included in selling, general and administrative expenses in the Consolidated Statements of Operations. Upon completion of the initial public offering, the liability recorded for share based payments in an amount of $  will be reclassified to equity. Additionally, the shares under redeemable common stock will be reclassified to equity. The tabular disclosure included in the section “Capitalization” elsewhere herein illustrates the pro forma impacts of this expense and subsequent reclassification of the liability and redeemable common stock to equity.

Common Stock Valuations

We have performed a valuation of our common stock at the end of each quarter. As of June 30, 2012, March 31, 2012, December 31, 2011 and September 30, 2011 we estimated that the value of our common stock was $14.25, $14.00, $11.25, and $10.50, respectively. As of June 30, 2012, 2011 and 2010, we estimated the fair value to be $14.25, $11.60 and $9.20, respectively.

The valuation methodology that we utilized was based on a number of assumptions, including expectations of our future performance and industry, general economic, market and other conditions that could be reasonably evaluated at the time of the valuations. Our Board of Directors has historically determined an estimated fair value range for the outstanding shares of our common stock using a selected public companies market trading valuation prepared with the assistance of a third-party investment bank on a quarterly basis. The estimated fair value range intended all common stock issued and options granted to be issued or exercisable at a price per share not less than the per share fair value of our common stock. This method is known as the Guideline Public Company Method (“GPCM”) in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The GPCM or market approach is based on the average of certain trading multiple benchmarks for a specified group of selected public companies whose primary business activities are similar in certain material respects to those of ours, which is then applied to our financial forecasts. The assumptions we used in the market valuation model were based on future expectations combined with management judgment. As there has been no public market for our common stock, our Board of Directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock as of the date of each option grant, including, but not limited to, the following factors:

•	the prices of our common stock sold to outside investors in arms’ length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the history of the Company and the introduction of new products and services;

•	the likelihood of achieving a liquidity event for the common stock underlying these stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustments necessary to recognize a lack of marketability and liquidity for our common stock;

•	the average of certain benchmarks for a specified group of selected public companies whose primary business activities are similar in certain material respects to ours;

•	the U.S. and global capital market conditions;

•	the economic and competitive environment, including the industry in which we operate;

•	independent third-party valuations completed as of the end of each quarter; and

•	discussions with underwriters relating to our contemplated initial public offering.

Management and the Board of Directors have assumed that the fair value of our common stock remained stable during a quarter, unless significant events during such quarter occurred that would have caused a material change in fair value.

No single event caused the fair value of our common stock to increase or decrease. A combination of the following changes in our business and external market environment have contributed to the changes in the fair values of our common stock during the last 12 months:

Fiscal 2012 year-end valuation

We determined the fair value of our common stock to be $14.25 per share. We used a combination of the market and income approaches, giving a heavier weighting to the market approach. The slight increase in the fair value of our common stock relative to the prior quarter is primarily due to additional consideration of the income approach offset by a decrease in the performance of a group of peer companies selected for comparison purposes leading to a decrease in the market multiples used in our valuation model.

Third quarter—fiscal 2012 valuation

We determined the fair value of our common stock to be $14.00 per share. We used a combination of the market and income approaches, and given prevailing market conditions and the nature and history of our business we believed a heavier weighting to the market approach was appropriate. The income approach or discounted cash flow approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on our forecasted revenues and costs. Significant factors influencing the increase in the fair value of our common stock relative to the prior quarter include the consideration of the income approach in our valuation, the strong performance of the group of peer companies leading to an increase in the market multiples used in our valuation model and updating the valuation with our performance projections for calendar years ending December 31, 2012 and 2013 as compared to calendar years ending December 31, 2011 and 2012 used in the previous valuation. These improvements in the share value were partially offset by a reduction in performance projections due to the weaker than anticipated performance of TJoy and Philosophy.

Second quarter—fiscal 2012 valuation

We determined the fair value of our common stock to be $11.25 per share. A significant factor influencing the increase in the fair value of our common stock relative to the prior quarter included an increase in the market multiples of the group of peer companies used in the valuation model. In addition, based on our performance in first and second quarters of fiscal 2012, we slightly increased our performance projections.

First quarter—fiscal 2012 valuation

We determined the fair value of our common stock to be $10.50 per share. Our performance projections used in the valuation were relatively consistent with those used in the fiscal 2011 year-end valuation. However, due to the contraction in the market, the valuation multiples of the group of peer companies used in the valuation model decreased relative to those used in fiscal 2011 year-end valuation.

Fiscal 2011 year-end valuation

We determined the fair value of our common stock to be $11.60 per share. The valuation was based on our performance projections for calendar years ending December 31, 2011 and 2012 using the market approach as described above. Our projections reflected the increase in our operating results due to our acquisitions of TJoy, Dr. Scheller, OPI and Philosophy during fiscal 2011.

We have granted the following share-based payment awards during the twelve-month period preceding the most recent balance sheet date of June 30, 2012:

Grant Date	Shares underlying awards	Exercise price per Share of Common Stock	Fair Value of Underlying Share of Common Stock	Grant Date Fair Value per Award
09/22/2011	9,561,000	$10.50	$10.50	$3.93
11/15/2011	95,000	$10.50	$10.50	$10.50	(a)
1/10/2012	3,584,258	$10.50	$11.25	$4.60
1/10/2012	1,123,320	$10.50	$11.25	$11.25	(a)
2/1/2012	70,000	$11.25	$11.25	$9.37
2/1/2012	30,000	$11.25	$11.25	$11.25	(a)

(a)

The awards granted on 11/15/2011, 1/10/2012 and 2/1/2012 of $10.50, $11.25 and $11.25, respectively, above were restricted share and restricted stock unit awards which the grant date fair value of the awards are equivalent to the fair value of the Common Stock on the grant date.

There have been no issuances of Coty Inc. share-based awards subsequent to February 1, 2012.

Income Taxes

We are subject to income taxes in the United States and various foreign jurisdictions. We account for income taxes under the asset and liability method. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. Deferred taxes are recorded at currently enacted statutory tax rates and are adjusted as enacted tax rates change.

Classification of deferred tax assets and liabilities corresponds with the classification of the underlying assets and liabilities, giving rise to the temporary differences or the period of expected reversal, as applicable. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on currently available evidence. We consider how to recognize, measure, present and disclose in financial statements uncertain tax positions taken or expected to be taken on a tax return.

We are subject to tax audits in various jurisdictions. We regularly assess the likely outcomes of such audits in order to determine the appropriateness of liabilities for unrecognized tax benefits. We classify interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes.

For unrecognized tax benefits, we first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to unrecognized tax benefits, associated interest and penalties requires significant estimates to be made by us, there can be no assurance that we will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on our operating results or financial condition.

Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of examinations by tax authorities, developments in case law and closing of statute of limitations. Such adjustments are reflected in the provision for income taxes as appropriate. In addition, we are present in over 35 tax jurisdictions and we are subject to the continuous examination of our income tax returns by the Internal Revenue Service (IRS) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

It is our intention to permanently reinvest undistributed earnings and profits from our foreign operations that have been generated through June 30, 2012 and future plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations. Accordingly, no provision has been made for U.S. income taxes on undistributed earnings of foreign subsidiaries as of June 30, 2012. It is not possible for us to determine the amount of additional income and withholding taxes that may be payable in the event the remaining undistributed earnings are repatriated.

Earnings and profits of $40.0 were deemed repatriated from current year earnings during fiscal 2011. These amounts represent that portion of short-term intercompany loans made to us by certain foreign subsidiaries in connection with unanticipated acquisition and other opportunities that were deemed a dividend and therefore subject to tax under the provisions of Internal Revenue Code Sections 951 through 956. These borrowings have been repaid in full. Because the borrowings had become subject to tax as a deemed dividend, we decided to repatriate an amount equal to the net deemed dividend to the U.S. These distributions were from current earnings and not determined to be essentially permanent in duration.

The balance of cumulative undistributed earnings of non-U.S. subsidiaries was $1,283.6 and $1,296.1 as of June 30, 2012 and 2011, respectively. Our cash and cash equivalents balance at June 30, 2012 includes approximately $605.0 of cash in foreign operations compared with $505.0 as of June 30, 2011, associated with our permanent reinvestment strategy.

Recently Adopted and Recently Issued Accounting Standards

See Note 2, “Summary of Significant Accounting Policies” in our notes to Consolidated Financial Statements for discussion regarding the impact of recently adopted accounting standards, as well as the impact of accounting standards that were recently issued but not yet effective, on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effect of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth in under the captions “Foreign Currency Exchange Risk Management,” “Interest Rate Risk Management” and “Credit Risk” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included elsewhere in this prospectus.

BUSINESS

Our Company

We are the new emerging leader in beauty. Founded in Paris in 1904, Coty is a pure play beauty company with a portfolio of well-known brands that compete in the three segments in which we operate: Fragrances, Color Cosmetics and Skin & Body Care. We hold the #2 global position in fragrances, the #6 global position in color cosmetics and have a strong regional presence in skin & body care. Our top 10 brands, which we refer to as our “power brands”, generated approximately 70% of our net revenues in fiscal 2012 and comprise the following globally recognized brands: adidas, Calvin Klein, Chloé, Davidoff, Marc Jacobs, OPI, philosophy, Playboy, Rimmel and Sally Hansen. Our brands compete in all key distribution channels across both prestige and mass markets, and in over 130 countries and territories.

Coty has transformed itself into a multi-segment beauty company with market leading positions in both North America and Europe through new product offerings, diversified sales channels and its global growth strategy. Our entrepreneurial culture, driven by our “Faster. Further. Freer.” credo, has enabled us to gain market share in the beauty industry and provided us with the agility to deliver superior innovation, brand building and execution. Our strong organic growth has been complemented and enabled by strategic acquisitions, such as the Calvin Klein fragrance business and Sally Hansen brand, and which most recently include Dr. Scheller and TJoy, as well as power brands OPI and philosophy. Today, our business has a diversified revenue base that generated net revenues for fiscal 2012 of 53%, 31% and 16% from Fragrances, Color Cosmetics and Skin & Body Care, respectively. In fiscal 2012, 2011 and 2010, our net revenues in the Americas totaled $1.9 billion, $1.5 billion and $1.2 billion, respectively, our net revenues in EMEA totaled $2.2 billion, $2.1 billion and $1.9 billion, respectively, and our net revenues in Asia Pacific totaled $519 million, $435 million and $321 million, respectively, and in each case including revenues related to the 2011 Acquisitions.

In fiscal 2012, we achieved net revenues of $4.6 billion, which represents an average annual growth rate of 16% from our fiscal 2010 net revenues of $3.5 billion, or 8% excluding the effects of recent acquisitions and foreign currency exchange translations. In fiscal 2012, we experienced $210 million of operating loss and $536 million of Adjusted Operating Income. For the same period, we experienced $324 million of net loss and $301 million of Adjusted Net Income. Adjusted Operating Income, Adjusted Net Income and our average annual growth rate excluding the effects of recent acquisitions and foreign currency exchange translations are non-GAAP financial measures. See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a discussion of such measures.

Our Market Opportunity

According to Euromonitor, the three segments of the beauty industry in which Coty competes generated worldwide retail sales of approximately $259 billion in calendar year 2011. In calendar 2011, Coty generated 77% of its net sales in developed markets and 23% of its net sales in emerging markets, which are faster-growing. The industry growth rates of the fragrances, color cosmetics and skin & body care segments in the geographic markets where Coty competes was 4.8% from 2010 to 2011, based on Euromonitor data.

The growth rate in the areas in which Coty competes is expected to be 3.9% between 2011 and 2016, based on Euromonitor data. On a segment basis, the growth rate is expected to be 3.7%, 3.9% and 4.8% in fragrances, color cosmetics and skin & body care, respectively, over the same period, based on data from the same source. We believe this growth will be driven primarily by innovation, changes in demographics, consumer preferences and fashion trends in developed markets, and by a larger middle class and increased accessibility of beauty products in emerging markets.

Products in the beauty industry are sold through multiple and diverse distribution channels. These channels complement the images and goodwill associated with any given brand. Brands in the prestige market have traditionally been sold through upscale department stores, specialty retailers, upscale perfumeries, pharmacies, beauty salons and duty-free shops. Brands in the mass market have traditionally been sold through mass retail stores, independent or chain grocery stores, drug stores and supermarkets. The direct sales distribution channel consists of house-to-house, catalog, direct response television sales, social media and the internet, including e-commerce. Consumer preferences are driving the trend towards multi-channel distribution for beauty products, and we intend to continue to develop and expand our multi-channel distribution strategies in response to and in anticipation of consumer demand trends.

Fragrances, color cosmetics and skin & body care are complementary product segments. Quality, performance and price have a significant influence on consumers’ choices between competing brands. Advertising, promotion, merchandising, the timing of new product introductions and the quality of in-store sales staff also have a significant impact on consumer buying decisions.

Our History

We were founded in 1904 by François Coty. He revolutionized the fragrance market with new ingredients and mass appeal. Over the years, we experienced a number of ownership changes. In 1992, we were purchased by Benckiser, a former affiliate of our controlling stockholder, who had entered the beauty industry two years earlier with its acquisition of the European cosmetics interests of Beecham Plc. These interests included the adidas and Davidoff brands and included fragrances, color cosmetics and skin treatment products in both the mass and prestige markets. Benckiser combined these interests with the Coty assets it purchased from Pfizer. In 1996, we were incorporated as a stand-alone company and entered into the mass color market with our acquisition of the Rimmel brand.

In fiscal 2001, following the appointment of our former chief executive officer, we began implementing a new strategic vision to transform the Company through product offering diversification and a new global-branding strategy. We have more than tripled our net revenues from approximately $1.5 billion in fiscal 2002 to $4.6 billion in fiscal 2012. We have grown through a combination of organic growth, acquisitions and development of new brands.

In fiscal 2003, we launched our first celebrity fragrance, Glow by JLo, which generated $87 million in net revenues in its first year and helped to establish us as a leader in celebrity beauty products. We built on that success over the years to launch fragrances linked to other celebrities, such as Sarah Jessica Parker, Beyoncé Knowles, Halle Berry, David and Victoria Beckham and Celine Dion. Also in fiscal 2003, we acquired the Kenneth Cole and Marc Jacobs fragrance licenses from a division of LVMH Moët Hennessy Louis Vuitton, enabling us to become a key competitor in the prestige fragrance market in U.S. department stores. In fiscal 2006, we acquired Unilever Cosmetics International (“UCI”), whose prestige fragrance portfolio included the Calvin Klein and Chloé fragrance licenses. The acquisition transformed us into one of the largest fragrance companies in the world. We extended our presence in the Color Cosmetics segment in fiscal 2008 with our acquisition of Sally Hansen and N.Y.C. New York Color. In fiscal 2009 and 2010, we extended our fragrance sales by launching Balenciaga, Beyoncé, Guess?, Halle Berry and Playboy.

We made four acquisitions in fiscal 2011. We strengthened our position in color cosmetics through our acquisitions of Dr. Scheller, the owner of the Manhattan brand, and OPI. Manhattan is one of the leading brands in the German and Eastern European mass color cosmetics markets as measured by unit volume of sales, and the OPI acquisition provided us with a leading professional nail care brand. In skin & body care, the Philosophy acquisition enabled us to increase scale and enter new channels of distribution, like QVC and e-commerce. Additionally, TJoy has provided us with a broad distribution platform for our existing portfolio of brands in China. We are applying our past experience and practices as we integrate our recent OPI, Philosophy and TJoy acquisitions.

We launched the following six fragrance brands in fiscal 2011 and 2012: Heidi Klum, Bottega Veneta, Elite Models, Roberto Cavalli, Soul 2 Soul and Truth or Dare by Madonna. In fiscal 2012, we also launched CKOne Color under our Calvin Klein brand. We launched our new fragrance Lady Gaga Fame in fiscal 2013.

Our Competitive Strengths

A portfolio of strong, well recognized beauty brands anchored by our “power brands” across three key beauty segments. The strength of our brand portfolio provides the foundation of our success. We believe our brands are valued by consumers across geographies and distribution channels. We believe consumers appreciate the quality and innovation of our products across various price points and our ability to quickly and cost-effectively innovate and draw excitement to our products. Our power brands, adidas, Calvin Klein, Chloé, Davidoff, Marc Jacobs, OPI, philosophy, Playboy, Rimmel and Sally Hansen, are at the core of our accomplishments. We invest aggressively behind current and prospective power brands, which are our largest brands and those that we believe to have the greatest potential, to enhance our scale in the three beauty segments in which we compete. We have grown our power brands from three brands in fiscal 2002 to 10 brands in fiscal 2012, with the net revenue contribution from these brands increasing from 40% of $1.5 billion to approximately 70% of $4.6 billion during the same time period.

Global powerhouse in fragrances. Our #2 global position in fragrances is a result of the strength, scale and balance of our brands across all three key categories in the fragrances segment: Designer (Calvin Klein, Marc Jacobs, Chloé, Roberto Cavalli, Balenciaga, Bottega Veneta, Guess?), Lifestyle (Playboy, Davidoff) and Celebrity (Jennifer Lopez, Beyoncé Knowles). Our fragrance segment has been consistently profitable, with operating margins expanding in each of the last three fiscal years. We have been a key innovator in fragrances across prestige and mass markets. Our recent successful launches include Roberto Cavalli and launches within the Chloé, Marc Jacobs and Playboy brands. With the launch of Glow by JLo in 2002, we reinvigorated the modern celebrity fragrances segment and built on that success to launch many other celebrity fragrances, including the recent Beyoncé Pulse and Lady Gaga Fame launches.

One of the fastest growing innovators in color cosmetics. We have achieved our #6 ranking globally in color cosmetics, as well as a #2 position in Europe, by transforming Rimmel from a regional player into a global power brand and by identifying and investing in the high growth potential of the nail care category. We continue to build on these foundations organically through new product innovations and strategically through acquisitions such as OPI. In nail care, we maintain a #1 market share in the combined North American and European markets and a #2 market share position globally with Sally Hansen and OPI. We have also held the #1 spot for new initiatives in nail care in the U.S. mass market from 2009 to 2011.

Licensee of choice. We believe our success in partnering with Designer, Lifestyle, and Celebrity brands is due to our track record as brand architects who capture and translate each brand’s essence into successful products while respecting and preserving each licensor’s brand identity. In addition, our global scale allows us to offer our licensed products in multiple points of distribution and in multiple geographies. Marc Jacobs and Chloé are examples of designer brands that have organically grown from low revenue bases to be two of our most highly valued and fastest growing licenses. Similarly, we grew Playboy from a low revenue base and expanded it globally. We will seek to replicate this success with high potential brands such as Roberto Cavalli. We also launched Glow by JLo, one of the first modern celebrity fragrances, and built on that success to launch many other fragrances linked to celebrities. We believe our success and scale make us a preferred licensee for potential partners and creates even greater opportunities for us to further develop existing brand licenses.

Entrepreneurial culture drives superior innovation. Our entrepreneurial culture is driven by our “Faster. Further. Freer.” credo that allows us to act faster and push marketing and creative boundaries further. Our past success demonstrates that we are poised to turn innovative ideas into realities with agility, decisiveness and calculated risk taking, all at a high level of execution. Over the last three years, sales from our new products accounted for approximately 17% of our total net revenues, on average. Historically, our strong track record with new products has been a key driver of our organic net revenue growth in excess of industry growth.

Product, channel and geographic diversity. We have breadth across beauty segments with product offerings in fragrances, color cosmetics and skin & body care. We have a balanced multi-channel distribution strategy and market products across price points in prestige and mass channels of distribution, including department stores, specialty retailers, traditional food, drug and mass retailers, salons, e-commerce and television sales, among others. We believe our commercial expertise enhances our capabilities when we enter new markets where products must suit local consumer preferences, incomes and demographics. Our beauty products are marketed, sold and distributed to consumers in over 130 countries and territories. We believe our diverse, globally recognized product portfolio positions us well to expand our leadership broadly into new geographies, in both developed and emerging markets.

Compelling financial profile. Our portfolio and superior execution have enabled us to achieve superior growth, profitability and cash flow generation. We have an exceptional track record of delivering strong and consistent net revenue growth ahead of average industry rates for the geographies in which we compete. From fiscal 2010 through fiscal 2012 we grew our net revenues by an average annual growth rate of 16%, or approximately 8% excluding the effects of acquisitions and foreign currency exchange translations. Due to our sales growth as well as optimization of our logistics infrastructure and global procurement systems our gross profit grew from fiscal 2010 through fiscal 2012 by an average annual growth rate of 19%, while gross margin improved by 2.7 percentage points in the same period. For the three years ending fiscal 2012, our adjusted operating income margin as a percentage of net revenues expanded by 3.4 percentage points, from 8.2% to 11.6%. During the same period, our operating income margin declined by 9.8 percentage points, from 5.3% to (4.5%). See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a discussion of the differences between operating income and Adjusted Operating Income.

Our ability to generate organic revenue growth, deliver continued margin expansion and manage working capital effectively has resulted in a strong cash flow profile that allows us to invest in marketing, research & development and other growth opportunities while also successfully reducing debt levels incurred to finance acquisitions. In fiscal 2012, we generated cash flow from operating activities of $589 million and from fiscal 2010 through fiscal 2012 we maintained an average operating income cash conversion ratio of over 100% of both operating income and Adjusted Operating Income.

Successful integration of acquired brands and companies. Since 2001, we have successfully completed a number of acquisitions to drive segment, geographic and distribution platform growth. In each acquisition we make, we seek to employ best practices and talent from both our organization and the acquired business to efficiently integrate these businesses to implement our strategy and maximize growth. Our track record of successful acquisitions reflects the strength of our entrepreneurial culture, our ability to attract and retain top management talent, our innovative approach to marketing and our focus on achieving operational efficiencies.

We believe we are adept at identifying growth opportunities that complement our portfolio strategies and allow us to build on our core competencies. Following the acquisitions of the Marc Jacobs fragrance license and the Calvin Klein fragrance business, we developed these brands into power brands that expanded our global presence in fragrances. Under our ownership, the Sally Hansen brand has expanded our Color Cosmetics segment and developed a global reach. The OPI acquisition provided us with a leading professional nail care brand. The Philosophy acquisition enabled us to increase scale in skin & body care and enter new channels of distribution, like QVC and e-commerce. Additionally, we have selectively acquired businesses that bring us new platforms, such as TJoy, which provided us with a broad distribution platform for our existing portfolio of brands in China. We are applying our past experience and practices as we integrate our recent OPI, Philosophy and TJoy acquisitions.

Experienced management team with proven industry track record. The majority of our Executive Committee has worked together for almost a decade and has an average of almost two decades of industry experience. This team has been pivotal in institutionalizing our entrepreneurial culture and global strategic vision.

Our Strategy

Coty targets net revenue growth that outperforms the industry average, and we believe our organic growth has in fact outpaced the industry over the past two years based on Euromonitor data. At the same time, Coty strives to expand margins and improve cash flow generation. Our continued net revenue growth is centered on improving our competitive position in all our segments, including through further developing power brands and diversifying our geographic presence and distribution channels.

Continue to develop our global power brands portfolio. We will seek to capitalize on our existing power brands through continued excellence in branding, innovation and execution. Over the past three fiscal years, we have added power brands in each of our segments. Net revenues from our power brands grew 18% in fiscal year 2012 compared to the prior year, or 10% assuming the acquisitions of Philosophy and OPI had occurred on July 1, 2010.

Additionally, we seek to identify and incubate new and existing brands that we believe have the potential to develop into power brands. For example, we launched Playboy in fiscal 2009 and have since built it into a power brand by identifying a unique brand positioning and leveraging our strengths. Playboy is now the #3 brand in the combined North American and European mass markets. Similarly, we acquired Chloé in fiscal 2006 and converted it into one of the fastest growing prestige fragrance brands for women over the past four years. Since its relaunch in fiscal 2008, Chloé has grown 1,184% as measured by net revenues. In the Color Cosmetics segment, we have grown the Sally Hansen brand 53% as measured by net revenues since our acquisition of the brand in fiscal 2008.

Broaden our segments through innovation, brand extension and new licenses. Innovation and new product development is essential to extending our global leadership position in fragrances, and to strengthening our global position in color cosmetics and skin & body care. Over the past three years, new product innovations represented approximately 17% of our annual net revenues, on average. We intend to continue to develop and bring to market unique and innovative products that we believe will be modern, appealing and accessible to the consumer. For example, our recently launched Lady Gaga Fame fragrance is the first-ever black eau de parfum and contains a proprietary new technology that causes it to become invisible once airborne. Further, we will continue to develop new brands, leveraging our track record of successful licensing relationships.

Expand and strengthen our position in skin & body care. Our skin & body care presence has been anchored by adidas, a brand we have grown organically, and Lancaster, a brand with technically advanced products that reflect our strong research and development capabilities. We continue to expand our presence in skin & body care through acquisitions. Through Philosophy, we have increased scale in skin & body care and entered new channels of distribution like direct television sales through QVC and e-commerce. Furthermore, sales of the adidas brand are growing in China as a result of the expanded distribution platform acquired with the TJoy business in fiscal 2011.

Diversify our geographic presence. We seek to accelerate our sales growth by expanding and further diversifying our geographic footprint. We are focused on the development of branding and market execution strategies with our top global customers, such as Sephora and AS Watson, that enable us to enter and gain share in new markets. We also intend to leverage our current distribution to build our business in existing geographies with our full product line. For example, we will seek to, among other initiatives, expand distribution of Rimmel in China by leveraging TJoy’s distribution network and increase the presence of adidas body care, philosophy and Sally Hansen products in new international markets.

Leveraging our multi-channel distribution capabilities. We seek to continue to increase market presence, brand recognition and net revenues by offering certain products through multiple distribution channels to reach a broader range of customers. For example, we are expanding the OPI brand globally by offering OPI in travel retail, Nicole by OPI through our mass distribution channels and Sephora by OPI through Sephora’s U.S. and Canadian stores, while simultaneously maintaining the brand’s leadership in salons. We have also recently appointed Sephora as privileged retail partner for OPI in certain European and Middle Eastern countries and Russia. The development of branding and market execution strategies with our top global customers is an important component of our strategy to ensure our brands receive appropriate pricing and placement as we expand our distribution.

In addition, we are seeking to expand our presence through alternative distribution channels, including by leveraging the expertise of our philosophy brand (which sells products through its U.S. and U.K. websites, among other channels) in e-commerce, and direct television sales by expanding the distribution of appropriate brands into these channels.

Increase margins and continue to improve cash flow generation. We will remain focused on converting earnings into cash flow through effective working capital management. We seek continued margin expansion through strong net revenue growth, development of higher margin products, cost control, and supply chain integration and efficiency initiatives, such as optimization of our manufacturing footprint. In fiscal 2012, our adjusted operating margin improved as discussed above, and we generated cash flow from operating activities of $589 million, compared to $418 million in the prior year.

While acquisitions are not essential to achieve our growth objectives, we will continue to evaluate targets that fit with our strategy and add stockholder value. Our approach to acquisitions has resulted in a successful track record of identifying targets aligned with our strategic objectives, executing acquisitions quickly and efficiently, and integrating the businesses successfully to both accelerate top line growth and improve the financial performance of the overall business.

Our Brands

The following chart displays some of our key brands by segment.

Fragrances			Color Cosmetics	Skin & Body Care
Designer	Celebrity	Lifestyle

We grow organically through our focus on supporting and expanding global brands while consistently developing and seeking to acquire new brands and licenses. Brand innovation and new product development are critical components of our success.

Our “power brands”, each of which we describe in further detail below, are at the core of our accomplishments. We invest aggressively behind current and prospective power brands, which are our largest brands and those that we believe to have the greatest global potential, to enhance our scale in the three beauty segments in which we compete. We have grown our power brands from three brands in fiscal 2002 to 10 brands in fiscal 2012, with the net revenue contribution from these brands increasing from 40% of $1.5 billion to approximately 70% of $4.6 billion during the same time period.

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adidas. We acquired the adidas license as part of a combination of assets prior to the incorporation of Coty Inc. adidas has since become the biggest licensed brand in the global mass skin & body care market, including its significant presence in deodorants and shower gels, and also enjoys leading positions in the mass fragrances market. The brand has grown 73% as measured by net revenues since fiscal 2002. Our adidas products for both men and women blend distinctive brand identity (through the fragrance and product design) and aspirations of performance (epitomized by the “developed with athletes” signature) to appeal to a broad range of consumers. The brand is present and has enjoyed years of successful revenue generation in developed markets, such as Western Europe and North America, and emerging markets, such as Brazil, China, India and Russia.

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Calvin Klein. We acquired the Calvin Klein fragrance business, including the Calvin Klein fragrance license, as part of the acquisition of UCI in fiscal 2006. From the acquisition through fiscal 2012, we grew the brand 57% as measured by net revenues. Calvin Klein is our largest brand by net revenues and one of the largest fragrance brands by net revenues in the world. It has strong positions in most developed markets, including the United States, the United Kingdom, Germany and Spain, and in emerging markets, such as China, the Middle East and Russia. The brand also sells in travel retail, including duty-free shops. The brand reaches a diverse consumer base through several strong product lines, including CK One, Eternity and Euphoria. In fiscal 2012, we launched CK One Color, a new line of color cosmetics under the CK One product line sold in prestige distribution channels. We intend to increase the consumer reach and market share of our Calvin Klein brand, particularly in Asian markets.

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Chloé. We also acquired our Chloé license in the fiscal 2006 acquisition of UCI. After a storied past in fragrances, Chloé had almost disappeared from the prestige market at the time of our acquisition. In fiscal 2008, we successfully relaunched the brand, growing it 1,184%, as measured by net revenues and converting Chloé into one of the fastest growing prestige fragrance brands for women over the past four years. Chloé’s sales results are particularly strong in the United States, China, France, Germany, Italy, Japan and Spain.

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Davidoff. We acquired the Davidoff license, including the Cool Water line, as part of a combination of assets prior to the incorporation of Coty Inc. Cool Water has since proven to be Davidoff’s most successful line. In 1996, we launched our Cool Water women’s fragrance, which has enjoyed similar success. The #2 men’s fragrance brand in the German prestige market, Cool Water remains one of the leading men’s prestige fragrances worldwide. Our more recent launches under the Davidoff brand were Adventure in fiscal 2008 and Davidoff Champion in fiscal 2011.

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Marc Jacobs. We acquired our Marc Jacobs license from a division of LVMH Moët Hennessy Louis Vuitton in fiscal 2003. From the acquisition through the end of fiscal 2012, we have grown the brand approximately 979% as measured by net revenues. Since our acquisition, we have grown Marc Jacobs into an iconic fragrance brand through our launch of Daisy Marc Jacobs in fiscal 2008 and Marc Jacobs Lola in fiscal 2009. In calendar year 2011, Marc Jacobs was the #6 women’s fragrance brand in the U.S. prestige market and the #5 women’s fragrance brand in the U.K. prestige market. The brand has been particularly successful in certain Asian markets, including China, and has sold well in duty free shops.

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OPI. We have owned the OPI brand since acquiring OPI in fiscal 2011. Founded in 1981, OPI is a leader in professional nail care. With its portfolio of over 400 creatively named unique shades, OPI is a leading professional nail care brand that links fashion and entertainment with color cosmetics. OPI regularly creates limited-edition collections with celebrities and entertainment franchises and works with fashion houses and fashion publications to promote the brand. Our OPI brand has three separate product lines: OPI, Nicole by OPI (which is sold through mass retailers) and Sephora by OPI (which is sold exclusively in Sephora’s U.S. and Canadian stores). OPI also markets nail gels, nail care products and nail accessories through salons. OPI is sold in over 100 countries and territories.

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philosophy. We have owned the philosophy brand since acquiring Philosophy in fiscal 2011. The brand enjoys strong market position in skin & body care in the U.S. prestige market and leverages multiple distribution channels, including direct television sales, such as QVC, and e-commerce. philosophy’s miracle worker line, launched in calendar year 2010, was reported to be one of the most successful skin care launches in the U.S. prestige market in the past few years. We began distributing philosophy in certain international markets, including Canada, the Netherlands, the United Kingdom and Singapore in fiscal 2012 and South Korea in the first quarter of fiscal 2013.

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Playboy. We entered into our license with Playboy in fiscal 2007. In fiscal 2009, we launched a line of men’s fragrances and body sprays under the Playboy brand. The line quickly became one of the top-ranked brands in the European mass market, and Playboy is now the #3 fragrance brand in the combined North American and European mass markets. From 2008 through fiscal 2012, Playboy has grown 2,071%, as measured by net revenues. In fiscal 2011, we launched a women’s Playboy fragrance line. The line enjoyed similarly strong success as our men’s line. As of January 2012, Playboy was one of the top fragrance brands in the global mass market.

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Rimmel. We acquired the Rimmel brand in 1996. The brand comprises a broad line of color cosmetics products covering the entire range of women’s color cosmetics needs, including eye, face, lip and nail products. Rimmel is sold in drugstores and other mass distribution channels. Rimmel is the #3 color cosmetics brand in the European mass market and is rapidly increasing net sales in the Americas and Asia. The brand has grown approximately 168%, as measured by net revenues, since fiscal 2002. Rimmel has been represented for more than ten years by Kate Moss, who has also developed and promoted her own signature line of Rimmel lipsticks.

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Sally Hansen. We have owned the Sally Hansen brand since acquiring Del Laboratories in fiscal 2008. Sally Hansen is the #1 nail care product brand in North America. We believe that Sally Hansen has the most diversified and successful line of nail products in the U.S. Products in our Sally Hansen line include nail care products, nail color lacquers and nail and beauty implements. We also sell lip plumping glosses and a broad range of depilatory and wax products through our Sally Hansen brand. Sally Hansen is sold in drugstores and other mass retailers. Although Sally Hansen is currently primarily a North American brand, we have begun successfully expanding its presence in Europe, Asia and South America by focusing on nail care and color.

In addition to our power brands, we have a broad and deep portfolio of over 50 other brands, which accounted for approximately 30% of our net revenues in fiscal 2012. These include regional brands such as Joop! and Jil Sander, celebrity brands such as Beyoncé and Jennifer Lopez and emerging brands such as Roberto Cavalli.

Fragrances

Our Fragrances segment net revenues represented 53%, 57%, and 61% of our net revenues in fiscal 2012, 2011 and 2010, respectively. In fiscal 2012, 2011 and 2010, our Fragrances segment generated $2.453 billion, $2.325 billion and $2.113 billion in net revenues, respectively, and $340.5 million, $286.9 million and $192.8 million in operating income, respectively.

We hold the #2 global position in fragrances. We believe that our success in fragrances results from a combination of strong executive leadership, global expansion, innovation, organic internal growth, acquisitions, product line extensions and new licenses.

Our fragrance products include a variety of men’s and women’s products. The brands in our Fragrances segment include Lifestyle brands and brands associated with fashion designers and entertainment personalities. We sell our fragrance products in all distribution channels, from mass to prestige, including travel and retail, to target consumers across all incomes, ages and geographies that we consider important to our business, though the distribution of certain of our prestige brands is limited to a select number of distribution outlets.

We own certain of the trademarks associated with our fragrance products and license other trademarks from celebrities, fashion houses and other Lifestyle brands. In fiscal 2012, we manufactured 70% of our fragrance products at our manufacturing facilities, and we market and distribute our fragrance products globally through local affiliates and third-party distributors. In fiscal 2012, 2011 and 2010, the Americas represented 32%, 32% and 34%, respectively, EMEA represented 54%, 55% and 54%, respectively, and Asia Pacific represented 14%, 13% and 12%, respectively, of our net revenues from our Fragrances segment.

Our top fragrance brands by percentage of net revenues are Calvin Klein, Davidoff, Marc Jacobs, Chloé and Playboy. We have launched the following ten new fragrance brands since 2010: Balenciaga, Beyoncé, Bottega Veneta, Elite Models, Guess?, Heidi Klum, Lady Gaga Fame, Roberto Cavalli, Tonino Lamborghini and Truth or Dare by Madonna. Our JLo fragrance brand revitalized celebrity fragrances. Our Beyoncé fragrance launch set new mass sales records in the U.S., and our Playboy fragrance became one of the top-five mass fragrances in Europe and the United States within four years of its launch.

Additionally, we launched several new fragrances in fiscal 2011 and 2012 for existing brands such as Beyoncé Pulse, ck One Shock, David Beckham Homme, Davidoff Champion, Daisy Marc Jacobs Eau So Fresh, Eau de Chloé, Guess? Homme and Dot Marc Jacobs.

Color Cosmetics

Net revenues from our Color Cosmetics segment represented 31%, 28% and 25% of our net revenues in fiscal 2012, 2011 and 2010, respectively. In fiscal 2012, 2011 and 2010, our Color Cosmetics segment generated $1.431 billion, $1.143 billion and $891.0 million in net revenues, respectively, and $200.2 million, $115.7 million and $68.9 million in operating income, respectively.

We are an emerging leader in color cosmetics. We are ranked sixth globally and #2 in Europe, and we are growing our presence in North America. Our color cosmetics products include lip, eye, nail and facial color products. We demonstrated our commitment to expanding our color cosmetics offerings with our acquisition of Sally Hansen and N.Y.C. New York Color in fiscal 2008. In fiscal 2011, we acquired OPI, a leader in professional nail care, and also acquired the owner of the Manhattan brand, which is the #5 color cosmetics brand in the German mass market. As a result, we maintain a #1 position in nail care products in the combined North American and European markets and a #2 position globally.

We have eleven brands in our Color Cosmetics segment. Our top color cosmetics brands by percentage of net revenues are Rimmel, Sally Hansen and OPI. Most of our color cosmetics products are sold within mass distribution channels, with OPI mostly sold in professional distribution channels.

Our strength in color cosmetics is driven by the success and expansion of our OPI, Rimmel and Sally Hansen brands, which have each launched several new products. Under our Sally Hansen brand, these include Complete Salon Manicure and Salon Effects, each of which was among the most successful new product launches in the U.S. color market in the year each was launched. Our OPI brand has recently launched the successful OPI Shatter and OPI Gelcolor. We also launched a collection of lipstick designed by Kate Moss under our Rimmel brand. We will seek to expand distribution of Rimmel in China by leveraging TJoy’s distribution network and increase the presence of Sally Hansen products in new international markets.

We own all our color cosmetics brands and their associated trademarks, except for Cutex, which we license. We associate celebrities’ images in the advertising of some of our color cosmetics brands such as Kate Moss for Rimmel, Heidi Klum for Astor and Katy Perry, Nicki Minaj and others for OPI color collections. In fiscal 2012, we manufactured 53% of our color cosmetics products at our manufacturing facilities. We market and distribute our color cosmetics products globally through our subsidiaries and our third-party distributors. In fiscal 2012, 2011 and 2010, the Americas represented 58%, 53% and 51%, respectively, EMEA represented 38%, 43% and 46%, respectively, and Asia Pacific represented 5%, 4% and 3%, respectively, of our net revenues from our Color Cosmetics segment.

Skin & Body Care

Our Skin & Body Care segment net revenues represented 16%, 15% and 14% of our net revenues in fiscal 2012, 2011 and 2010, respectively. In fiscal 2012, 2011 and 2010, our Skin & Body Care segment generated $727.9 million, $617.6 million and $478.6 million in net revenues, respectively and $(577.8) million, $30.2 million and $17.7 million in operating income (loss), respectively.

In our Skin & Body Care segment, we are continuing to develop our brands and product lines, and expanding our product offerings. Our skin & body care products include shower gels, deodorants, skin care and sun treatment products. Our skin & body care brands are adidas, Lancaster, philosophy and TJoy. Lancaster and philosophy are sold in prestige distribution channels, and adidas and TJoy mass distribution channels.

We acquired Philosophy in fiscal 2011 to further develop our Skin & Body Care segment and to access nontraditional sales channels like QVC televised home shopping and e-commerce. We believe our recent acquisition of TJoy will provide us with the necessary distribution infrastructure to become a competitor in the mass beauty market in China.

We own Lancaster, Philosophy and TJoy and their trademarks, and we license the trademarks associated with adidas. In fiscal 2012, we manufactured 86% of our skin & body care products at our manufacturing facilities. We market and distribute our skin & body care products globally through our subsidiaries and our third-party distributors. In fiscal 2012, 2011 and 2010, the Americas represented 37%, 28% and 16%, respectively, EMEA represented 49%, 61% and 76%, respectively, and Asia Pacific represented 14%, 11% and 8%, respectively, of our net revenues from our Skin & Body Care segment.

Research and Development

Research and development is a pillar of our innovation. It combines cutting-edge research and technology, new ingredients and precise market testing, enabling us to develop and support the development of new products while continuing to improve our existing products. Past innovations have included the first use of vanilla as a stand-alone fragrance, development of Lancaster Retinology, a breakthrough anti-aging product, the first ever deodorant with a patented moisture absorbing complex and the first oxygen-based product with a patented system for molecular oxygen delivery to the skin. Our key new product developments with significant product innovation components in fiscal 2011 and 2012 included the introduction of Sally Hansen Salon Effects, which are self-adhesive nail polish strips; Salon Manicure, a set of salon-style manicure tools and products designed for in-home use; Rimmel Lash Accelerator Mascara, which contains an ingredient that helps support natural lash growth; Lancaster 365 Cellular Elixir, which contains patented technology that helps support cellular DNA repair; and Lady Gaga Fame, which is the first-ever black eau de parfum and contains a proprietary new technology that causes it to become invisible once airborne. The Consumer Goods Technology Group recently recognized our excellence in innovation with its 2011 “Most Innovative Company” award. In addition, our products have received seven FiFi® Awards from The Fragrance Foundation in the past three years: three in 2010, three in 2011 and one in 2012.

We continuously seek to improve our products through research and development, and strive to provide the consumer with the best possible products. Our research and development teams work with our marketing and operations teams to identify recent trends and consumer needs and to bring products quickly to market. Additionally, our basic and applied research groups, which conduct longer-term research such as “blue sky” research, seek to develop proprietary new technologies for first-to-market products and for improving existing products. This research and development is done both internally and through affiliations with various universities, technical centers, supply partners, industry associations and technical associations. As of October 2012, we owned approximately 750 U.S. and foreign patents and patent applications.

We perform extensive testing on our products, including testing for safety, packaging, toxicology, in vitro eye irritation, microbiology, quality and stability. We also have a robust internal and external testing program that includes sensory, consumer and clinical testing. We do not conduct animal testing on our products or ingredients, nor do we engage others to undertake such testing on our behalf, except when required by local country laws.

As of October 2012, we had approximately 250 employees engaged in research and development. Research and development expenditures totaled 0.9% of net revenues in each of fiscal

2012, 2011 and 2010, respectively. We maintain six research and development centers, which are located in the United States, Monaco, Switzerland and China.

Suppliers, Manufacturing and Related Operations

We manufacture approximately 66% of our products in eight facilities around the world. These facilities are located in the United States, Spain, France, Monaco, the United Kingdom and China. Several of these locations provide multi-segment manufacturing. Approximately 34% of our finished products are manufactured to our specifications by third parties.

We continue to streamline our manufacturing processes and identify sourcing opportunities to improve innovation, increase efficiencies and reduce costs. We have a dedicated worldwide procurement team that we believe follows industry best practices and that is making a concentrated effort to reduce costs associated with our third-party suppliers. While we believe that our manufacturing facilities are sufficient to meet current and reasonably anticipated manufacturing requirements, we continue to identify opportunities to make improvements in capacity and productivity. For example, we are streamlining our manufacturing facilities to make distribution more efficient. To capitalize on supply chain benefits, we will continue to utilize third parties on a global basis for finished goods production.

The principal raw materials used in the manufacture of our products are essential oils, alcohol and specialty chemicals. The essential oils in our fragrance products are sourced from fragrance houses. We source approximately 90% of our essential oils requirements under multi-year agreements with four preferred fragrance houses. As a result, we realize material cost savings and benefits from the technology, innovation and resources provided by these fragrance houses.

We purchase the raw materials for all our products from various third parties. We also purchase packaging components that are manufactured to our design specifications. We work in collaboration with our suppliers to meet our stringent design and creative criteria. In fiscal 2012, no single supplier accounted for more than 7% of the materials used in the manufacture of our products.

We regularly benchmark the performance of our supply chain and change suppliers and adjust our distribution networks and manufacturing footprint based upon the changing needs of our business. We are always considering new ways to improve our overall supply chain performance through better use of our production and sourcing capabilities. We believe that we currently have adequate sources of supply for all our products. We have not experienced disruptions in our supply chain in the past, and we believe we have robust practices in place to respond to any potential disruptions in our supply chain.

We have established a global distribution network designed to meet the changing demands of our customers while maintaining service levels. In calendar years 2010 and 2011, we received recognition from two of our largest retail customers for our superior performance, including a Wal-Mart Supplier of the Year Award. We are continuing to evaluate and restructure our physical distribution network to increase efficiency and reduce our order lead times.

We also recognize the importance of our employees and have programs in place designed to ensure operating safety. We also have in place programs designed to ensure that our manufacturing and distribution facilities comply with applicable environmental rules and regulations.

Marketing and Sales

We have dedicated marketing and sales forces (including ancillary support services) in most of our significant markets. We believe that local teams dedicated to the commercialization of our brands give us the greatest opportunity to execute our business strategy. We are also developing branding and marketing execution strategies with our top customers. Within each significant market, we have separate commercial teams serving prestige and mass customers in order to effectively fulfill the needs of each.

Our marketing strategy creates a distinct image and personality for each brand. Many of our products are linked to recognized designers and design houses such as Bottega Veneta, Calvin Klein, Chloé, Guess? and Marc Jacobs, celebrities, such as Beyoncé Knowles, Lady Gaga, David and

Victoria Beckham, Heidi Klum, Jennifer Lopez and Madonna, and Lifestyle brands, such as adidas, Davidoff and Playboy. Each of our brands is promoted with consistent logos, packaging and advertising designed to enhance its image and the uniqueness of each brand. Our strategy is to promote these brands sites and social networks and mostly in television, print, outdoor ads, in-store displays and online on brand. We also leverage our relationships with celebrities to endorse certain of our products. Recent campaigns include Heidi Klum for Astor, Kate Moss and Georgia May Jagger for Rimmel, Katy Perry and Nicki Minaj for OPI, Charlotte Gainsbourg for Balenciaga and Diane Kruger for Calvin Klein.

Our marketing efforts also benefit from cooperative advertising programs with retailers, often in connection with in-store marketing activities. Such activities are designed to attract consumers to our counters, displays and walls and make them try, or purchase, our products. We also engage in sampling and “gift-with-purchase” programs designed to stimulate product trials. We have more recently been expanding our digital marketing efforts, including through websites we do not control or operate, with a multi-pronged strategy that ranges from brand sites, social networking campaigns and blogs, to e- commerce. Forty-five of our brands currently have marketing sites, 46 have social networking activities and the philosophy brand website, which we own and operate, has e-commerce capabilities. We also partner with key “brick and mortar” retailers in their expansion into e-commerce.

Our in-house creative teams perform and oversee most of our creative marketing work. Together with our brand partners and renowned advertising agencies, our creative staff designs packaging and develops advertising and in-store displays for all our brands.

Our consolidated expenses for advertising and promotional costs were $1.086 billion, $974.7 million and $806.4 million in fiscal 2012, 2011 and 2010, respectively.

Distribution Channels and Retail Sales

We currently have offices in more than 30 countries and market, sell and distribute our products in over 130 countries and territories.

We have a balanced multi-channel distribution strategy and market products across price points in prestige and mass channels of distribution. We offer certain products through multiple distribution channels to reach a broader range of customers. We sell products in each of our segments through retailers, including hypermarkets, supermarkets, independent and chain drug stores and pharmacies, upscale perfumeries, upscale and mid-tier department stores, nail salons, specialty retailers, duty-free shops and traditional food, drug and mass retailers. Our principal retailers in the mass distribution channel include CVS, Kmart, Target, Walgreens and Wal-Mart in the United States and Boots, DM, Carrefour and Watson’s in Europe. Our principal retailers in the prestige distribution channel include Macy’s, Neiman Marcus, Nordstrom and Saks Fifth Avenue in the United States, AS Watson and Douglas in Europe and Sephora in multiple geographic regions. In fiscal 2012, no retailer accounted for more than 10% of our global net revenues; however, certain retailers accounted for more than 10% of net revenues within certain geographic markets. We are pursuing our strategy of geographic expansion by selling through retailers, our subsidiaries or third-party distributors and our strategy of increasing our presence in e-commerce by selling through websites that support an e-commerce-only product distribution business, including our own branded websites. We believe our commercial expertise enhances our capabilities when we enter new markets where products must suit local consumer preferences, incomes and demographics.

We also sell a broad range of our products through travel retail sales channels, including duty-free shops, airlines, sea lines and other tax-free zones. In addition, we sell our products through the internet over our retail partners’ e-commerce sites and through online retailers, and we sell our philosophy products through philosophy-branded websites and through direct marketing via television, such as QVC. We are seeking to expand our presence through alternative distribution channels, including by leveraging the expertise of philosophy (which sells products through its U.S. and U.K. websites, among other channels) in e-commerce, and direct television sales by expanding the distribution of appropriate brands into these channels.

In countries in which we sell our products but where we do not have a subsidiary, our products are sold through third-party distributors. In some cases, we also outsource functions or parts of functions that can be performed more effectively by external service providers. For example, we have outsourced significant portions of our logistics management for our European prestige and mass distribution and our U.S. mass distribution, as well as certain technology-related functions, to third-party service providers. We direct our third-party service providers and distributors in the marketing, advertising and promotion of our products. Our third-party distributors contribute knowledge of the local market and dedicated sales personnel.

In accordance with GAAP, we report revenues on a net basis, which reflects the amount of actual returns received and the amount established for anticipated returns. As a percentage of gross sales, returns accounted for approximately 3.5%, 3.6% and 4.0% in fiscal 2012, 2011 and 2010, respectively.

Competition

We compete against a number of manufacturers and marketers of fragrances, color cosmetics and personal care products. Our principal global competitors include L’Oréal S.A., Avon Products, Inc., Beiersdorf AG, The Estée Lauder Companies Inc., Elizabeth Arden, Inc., Kosé Corporation, Revlon Consumer Products Corporation and Shiseido Co., Ltd. and the beauty divisions of Unilever, LVMH Moët Hennessy Louis Vuitton and The Procter & Gamble Company. In addition to the established multinational brands against which we compete, small targeted niche brands continue to enter the market. Competition is also increasing from private label products sold by apparel retailers and mass distribution channel discounters.

We believe that we compete primarily on the basis of perceived value, including pricing and innovation, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce and mobile-commerce initiatives, direct sales and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas. In particular, the fragrances segment in the United States has in the past been influenced by the high volume of new product introductions by diverse companies across several different distribution channels.

Refining product portfolios with more enhanced, newer and redesigned products has become a priority as competitors have emerged from the most recent economic decline looking to respond to changing consumer needs. Increased focus on research and development has led to several product enhancements, especially those related to the anti-aging products targeted at the baby boomers. Additionally, the industry’s introduction of organic and eco-friendly products has resonated with its increasingly environmentally aware customer base.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing the proprietary rights of others. We rely on a combination of trademarks, patents, copyrights, trade secrets and know-how, intellectual property licenses and other contractual rights (including confidentiality and invention assignment agreements) to establish and protect our proprietary rights.

We own the trademark rights in key sales countries in international Class 3 trademark class (cosmetics and cleaning preparations) for use in connection with the distribution of the following brands: Astor, Coty, Jovan, Joop!, Lancaster, Manhattan, N.Y.C. New York Color, OPI, philosophy, Rimmel, Sally Hansen and TJoy. We license the trademarks for the balance of our material products, and we are generally the exclusive trademark licensee for all Class 3 trademarks used in connection with our products in certain fields. We or our licensors, as the case may be, actively protect the trademarks used in our principal products in the United States and significant markets worldwide. We consider the protection of our trademarks to be essential to our business.

A number of our products also incorporate patented, patent-pending or proprietary technology in their respective formulations and/or packaging, and in some cases our product packaging is subject to copyright, trade dress or community design protection. While we consider our patents and copyrights, and the protection thereof, to be important, no single patent or copyright, or group of patents or copyrights, is material to the conduct of our business. As of October 2012, we owned approximately 750 U.S. and foreign patents and patent applications.

Products representing a significant portion of our net revenues are manufactured and marketed under exclusive license agreements granted to us for use on a worldwide and/or regional basis. As of June 30, 2012, the Company maintained 48 licenses, six of which were entered into during fiscal 2011 and one during fiscal 2012. In fiscal 2012, 60% of our net revenues were generated from licensed brands, with our licensed power brands (our top six licenses) representing between 3% and 17% each of total net revenues. In fiscal 2011 and 2010, 62% and 67%, respectively, of our net revenues were generated from licensed brands.

Our existing licenses, including those for our power brands, impose obligations on us that we believe are common to many licensing relationships in the beauty industry. These obligations include:

•	paying annual royalties on net sales of the licensed products;

•	maintaining the quality of the licensed products and the applicable trademarks;

•	permitting the licensor’s involvement in and, in some cases, approval of advertising, packaging and marketing plans relating to the licensed products;

•	maintaining minimum royalty payments and/or minimum sales levels for the licensed products;

•	actively promoting the sales of the licensed products;

•	spending a certain amount of net sales on marketing and advertising for the licensed products;

•	maintaining the integrity of the specified distribution channel for the licensed products;

•	expanding the sales of the licensed products and/or the markets in which it is sold;

•	agreeing not to enter into licensing arrangements with competitors of certain of our licensors;

•	indemnifying the licensor in the event of product liability or other claims related to our products;

•	limiting assignment and sub-licensing to third parties without the licensor’s consent; and

•	in some cases, requiring notice to, or approval by, the licensor of certain changes in control as a condition to continuation of the license.

We are currently in compliance with all material terms of our license agreements.

Most licenses have renewal options for one or more terms, which can range from two to 20 years. Certain licenses provide for automatic extensions, so long as minimum annual royalty payments are made, while renewal of others is contingent upon attaining of specified sales levels. The next power brand license scheduled to expire that does not provide for automatic renewal or renewal at our option expires in fiscal 2022. Seven of our licenses expire during fiscal 2013. We expect to renew three of these licenses, all of which provide for automatic renewal or renewal at our option upon achieving agreed upon sales levels. For additional risks associated with our licensing arrangements, see “Risk Factors—Our business is dependent upon certain licenses.”

We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see “Risk Factors—Our business is dependent upon certain licenses,” “Risk Factors—If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks, patents and copyrights, or if our brand partners and licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted,” “Risk Factors—Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of other parties” and “Risk Factors—The illegal distribution and sale by third parties of counterfeit versions of our products could have a negative impact on our reputation and business.”

Employees

As of October 2012, we had approximately 12,000 full-time employees in over 30 countries. In addition, we employ a large number of seasonal contractors during our peak manufacturing and promotional season primarily at our manufacturing facility in Sanford, North Carolina. We recognize the importance of our employees to our business and believe our relationship with our employees is satisfactory.

Our employees in the United States are not covered by collective bargaining agreements. Our employees in certain countries in Europe are subject to works council arrangements. We have not experienced a material strike or work stoppage in the United States or any other country where we have a significant number of employees.

Government Regulation

We and our products are subject to regulation by various U.S. federal regulatory agencies as well as by various state and local regulatory authorities and by the applicable regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the ingredients, labeling, packaging, advertising and marketing of our products. Because we have commercial operations overseas, we are subject to the FCPA and other countries’ anti-corruption and anti-bribery regimes, such as the U.K. Bribery Act.

Environmental, Health and Safety

We are subject to numerous foreign, federal, provincial, state, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of waste materials, and the registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements. Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to the Company. For example, certain states such as California and the U.S. Congress have proposed legislation relating to chemical disclosure and other requirements related to the content of our products. For more information, see “Risk Factors—We are subject to environmental, health and safety laws and regulations that could affect our business or financial results.”

Seasonality

Our sales generally increase during our second fiscal quarter as a result of increased demand by retailers associated with the holiday season. Working capital requirements, sales, and cash flows generally experience variability during the three to six months preceding the holiday period due in part to product innovations and new product launches and the size and timing of certain orders from our customers. While we continue to attempt to reduce this seasonality, sales volume of holiday gift items is, by its nature, difficult to forecast.

We generally experience peak inventory levels from July to October and peak receivable balances from September to December. During the months of November, December and January of each year, cash is normally generated as customer payments for holiday season orders are received.

In response to this seasonality and other factors, management has implemented various working capital programs aimed at optimizing the effectiveness of our inventories, customer receivables and accounts payable. For example, to improve inventory productivity, we have enhanced our sales and operational planning forecasting processes. To improve accounts payable efficiency, we have commenced a harmonization of our vendor management practices across geographies to optimize our payments to vendors.

Description of Property

We occupy numerous offices, manufacturing and distribution facilities in the United States and abroad. Our principal executive office in the United States is located in New York, New York and our principal non-U.S. executive office is located in Paris, France. We have six research and development facilities worldwide, located in the United States, Europe and China. We also operate manufacturing facilities in the United States, England, France, Spain and China. Effective fiscal 2012, we created a fragrance “Center of Excellence” for research and development and supply chain management by relocating and centralizing selected manufacturing and product development processes to Geneva, Switzerland.

We consider our properties to be generally in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet anticipated requirements. The following table sets forth our principal owned and leased corporate, manufacturing and research and development facilities as of October 22, 2012. The leases expire at various times subject to certain renewal options at our option.

Location/Facility	Owned/Leased	Use
New York, New York (3 locations)	Leased	Corporate/Commercial
Phoenix, Arizona (multiple locations)	Leased	Manufacturing/Commercial/R&D
North Hollywood, California (multiple locations)	Leased	Manufacturing/Commercial/R&D
Morris Plains, New Jersey (3 locations)	Leased	R&D
Sanford, North Carolina	Owned	Manufacturing
Ashford, England	Land Leased, Building Owned	Manufacturing
Chartres, France	Owned	Manufacturing
Paris, France (2 locations)	Leased	Corporate/Commercial
Versoix, Switzerland	Leased	Corporate/Commercial/R&D
Monaco (2 locations)	Leased	Manufacturing/R&D
Granollers, Spain	Owned	Manufacturing
Jiangsu Province, China (multiple locations)	Land Leased, Building Owned	Manufacturing/Commercial/R&D

We are consolidating our New York operations into one location. We are also in the process of combining our three locations in Morris Plains, New Jersey into one location.

Legal Proceedings

We are involved, from time to time, in litigation, regulatory actions and other legal proceedings incidental to our business. Management believes that the outcome of current litigation, regulatory actions and legal proceedings will not have a material effect upon our business, results of operations, financial condition or cash flows. However, management’s assessment of our current litigation, regulatory actions and other legal proceedings could change in light of the discovery of facts with respect to litigation, regulatory actions or other proceedings pending against us not presently known to us or determinations by judges, juries or other finders of fact which are not in accord with management’s evaluation of the possible liability or outcome of such litigation, regulatory actions and legal proceedings.

MANAGEMENT

Set forth below are the names, ages as of the date of this prospectus and positions with the Company of the persons who will serve as our directors and executive officers upon the consummation of the offering.

Our Executive Officers

The following table sets forth certain information concerning our executive officers.

Name	Age	Position(s) Held
Michele Scannavini	53	Chief Executive Officer
Sérgio Pedreiro	47	Chief Financial Officer
Jules Kaufman	54	Senior Vice President, General Counsel and Secretary
Géraud-Marie Lacassagne	48	Senior Vice President of Human Resources
Ralph Macchio	55	Senior Vice President of Global Research and Development, Chief Scientific Officer
Darryl McCall	57	Executive Vice President, Global Operations
Jean Mortier	52	President of Coty Prestige
Renato Semerari	51	President of Coty Beauty
Peter Shaefer	50	Senior Vice President, Strategic Business Development
Kevin Monaco	49	Senior Vice President, Treasurer and Investor Relations
James E. Shiah	52	Senior Vice President, Chief Accounting and Compliance Officer

Michele Scannavini is our Chief Executive Officer, a member of the Executive Committee and a member of the Board of Directors of Coty Inc. Prior to becoming CEO on August 1, 2012, Mr. Scannavini was President of Coty Prestige. As part of that role, he led the expansion and global business activities of Coty’s designer brand licenses and the growth of our fragrance business. Mr. Scannavini oversaw the growth of our skin & body care segment, successfully led the integration of several acquired businesses and completed the creation of a comprehensive fragrance portfolio through the launch of exclusive luxury licenses. Prior to joining Coty as President of Coty Prestige in 2002, Mr. Scannavini served as the Chief Executive Officer of Fila Holding S.p.A., the sports apparel and footwear company. Prior to joining Fila, he served as the Head of Sales and Marketing for Ferrari S.p.A. and Maserati. He began his career at The Procter & Gamble Company, where he developed his knowledge of the cosmetics industry and the consumer products marketplace. Mr. Scannavini holds a degree in economics from Bocconi University in Milan.

Sérgio Pedreiro is Chief Financial Officer and a member of the Executive Committee of Coty Inc. Mr. Pedreiro oversees strategic leadership for corporate finance, planning and budgeting, treasury, tax and fiscal management and information technologies. He has more than 15 years of comprehensive global financial experience. Prior to joining Coty Inc. as Chief Financial Officer in 2009, Mr. Pedreiro served as Chief Financial Officer and Investor Relations Officer at ALL—América Latina Logística S.A. from 2002 to 2008. Prior to working at ALL, he was an Investment Officer with GP Investment, the leading private equity firm in Brazil. Mr. Pedreiro is a director of DKMS Americas. He graduated with honors in Aeronautical Engineering from Instituto Tecnológico de Aeronáutica—ITA and has a Master of Business Administration degree from Stanford University Graduate School of Business.

Jules Kaufman is Senior Vice President, General Counsel and Secretary of Coty Inc. and is a member of the Executive Committee of Coty Inc. In his role as General Counsel, he is responsible for overseeing Coty’s legal affairs worldwide, including, among other things, acquisitions and divestitures, governance, compliance, licenses and patents and regulatory issues. Mr. Kaufman has more than 28 years of legal experience. Prior to joining Coty Inc. as General Counsel in 2008, he served in Paris and Geneva as Vice President and Division General Counsel for Colgate-Palmolive Company’s Europe/South Pacific division. Prior to that, Mr. Kaufman held positions of increasing responsibility with the Colgate legal function. Mr. Kaufman began his career in private practice in New York City. He received his Bachelor of Arts degree from Harvard University and his Juris Doctor from the University of Virginia School of Law.

Géraud-Marie Lacassagne is Senior Vice President of Human Resources at Coty Inc. and is a member of the Executive Committee of Coty Inc. Mr. Lacassagne leads Coty’s worldwide human resources department and oversees all global employee communication initiatives. Prior to becoming Senior Vice President of Human Resources in 2005, Mr. Lacassagne joined the company as an International Human Resources Manager in 1998. Prior to joining Coty Inc., Mr. Lacassagne was the Director of Human Resources at Nestlé Coffee Specialties France S.A. and also spent eight years at The Dow Chemical Company in various roles. Mr. Lacassagne holds a Master of Science degree in business management from École des Haute Études Commerciales in Paris.

Ralph Macchio is Chief Scientific Officer and Senior Vice President of Global Research & Development at Coty Inc. and is a member of Coty Inc.’s Executive Committee. He is responsible for all Scientific Affairs and Global Regulatory Affairs at the Company and the Global Consumer Affairs Team. Mr. Macchio has 30 years of cosmetic research and development experience. Since joining the Company in 1992, Mr. Macchio has held various positions of increasing responsibility at Coty Inc. Prior to becoming Chief Scientific Officer and Senior Vice President of Global Research and Development in 2007, Mr. Macchio served as Vice President of Global Research and Development. Prior to joining Coty Inc., Mr. Macchio held several positions at Revlon Inc., including Departmental Manager, Color Cosmetics. He received degrees in Biochemistry and Chemistry from the State University of New York at Albany.

Darryl McCall is Executive Vice President, Global Supply Chain and a member of the Executive Committee of Coty Inc. In this position, Mr. McCall oversees Coty Inc.’s supply chain operations worldwide. Among his responsibilities, Mr. McCall ensures optimal service, maintains inventory levels and is responsible for cooperation between our operations and commercial functions. Mr. McCall brings comprehensive and global expertise to the Company with over 25 years of experience in the beauty industry. Prior to joining the Company as Executive Vice President, Global Operations in 2008, Mr. McCall held numerous positions at The Procter & Gamble Company in Engineering, Manufacturing, Supply Chain, including General Manager Global Personal Cleansing Care and, from April 2007 to March 2008, Product Supply Vice President—Global Fabric Care. Mr. McCall is a graduate of the University of California, Santa Barbara where he earned a Bachelor of Science degree in Chemical Engineering.

Jean Mortier is President of Coty Prestige and a member of the Executive Committee of Coty Inc. As part of his role, he oversees the continued development and expansion of our worldwide prestige distribution portfolio, and also seeks new business ventures and collaborations. From 2005 until he was appointed President of Coty Prestige in 2012, Mr. Mortier was Senior Vice President, Commercial for Coty Prestige. Prior to that, he held various positions at Unilever in finance, internal audit, human resources, sales and trade marketing, key account management and supply chain, including Senior Vice President, International at Unilever Cosmetics International. Mr. Mortier holds a degree in business administration from École Supérieure des Sciences Économiques et Commerciales in Cergy, France.

Renato Semerari is President of Coty Beauty and a member of the Executive Committee of Coty Inc. As part of his role, he oversees the continued development and expansion of our worldwide mass distribution portfolio, and also seeks new business ventures and collaborations. From October 2007 until he joined the Company as President of Coty Beauty in 2009, Mr. Semerari was President and Chief Executive Officer of Sephora Europe. From 2002 to 2007, he was President and Chief Executive Officer of Guerlain. Prior to that, Mr. Semerari held the position of International Marketing Director of Parfums Christian Dior and held a series of positions at The Procter & Gamble Company. Mr. Semerari holds a degree in Business Administration from the University of Rome.

Peter Shaefer is Senior Vice President, Strategic Business Development and a member of the Executive Committee of Coty Inc. In this position, Mr. Shaefer identifies and executes new business strategies and opportunities for the Company and leads acquisitions of new entities and the integration thereof. Since joining the Company in 2000, Mr. Shaefer has held various positions at Coty Inc., including Chief Financial Officer for Europe and Asia from 2000 to 2005, and has served as Senior Vice President, Strategic Business Development since 2005. Prior to joining Coty Inc., Mr.

Shaefer was the general auditor at RJRI/Japan Tobacco, International. Prior to that, he spent eight years in the oil industry in various financial and audit positions. Mr. Shaefer graduated with combined honors in Industrial Management and Geology from the University of Liverpool and is a graduate of The Chartered Institute of Public Finance and Accountancy in London, England.

Kevin Monaco is Senior Vice President, Treasurer and Investor Relations of Coty Inc. In this position, Mr. Monaco oversees the Company’s global treasury and tax functions and represents the Company to the investment community. His responsibilities include capital structure management, liquidity, risk management, the global tax function, and communication of the Company’s business strategy to investors and analysts. From 2006 until joining the Company as Senior Vice President, Treasurer and Investor Relations in 2009, Mr. Monaco was Senior Vice President, Treasurer at Travelport Limited. Mr. Monaco has more than 20 years of global finance experience, including positions at Cendant Corporation, Avon Products, Inc. and at JPMorgan Chase and Co. Mr. Monaco holds an MBA with Honors from the University of Notre Dame Mendoza School of Business and a Bachelor of Science degree in Business Administration from the University of Delaware.

James E. Shiah is Senior Vice President, Chief Accounting and Compliance Officer of Coty Inc. In this position, Mr. Shiah is the Company’s principal accounting officer responsible for overseeing various activities including financial reporting, systems of internal control and other compliance programs. He has 30 years of diversified global financial experience, including public accounting, operating finance and various corporate staff positions. Prior to becoming Senior Vice President, Chief Accounting and Compliance Officer, Mr. Shiah was Senior Vice President Finance and Global Controller from 2006 to 2011 and Vice President and Corporate Controller from 2001 to 2006. Prior to joining the Company in 2001, Mr. Shiah has held financial leadership positions at various multinational companies, including, Nabisco, where he was the CFO for Northern Latin American region subsequent to being Chief Internal Auditor; and Bristol-Myers Squibb, in that company’s internal audit department. Mr. Shiah began his career at Deloitte & Touche in 1982. Mr. Shiah graduated with honors from the State University of New York at Buffalo (Jacobs School of Management), where he received a MBA in accounting and finance. He received a Bachelor of Science degree from the State University of New York at Buffalo, and is a Certified Public Accountant in New York State.

Our Board of Directors

The following table sets forth information with respect to our Board of Directors:

Name	Age	Director Since
Lambertus J.H. Becht	56	2011
Bernd Beetz	62	2001
Bradley M. Bloom	59	2011
Joachim Faber	62	2010
Peter Harf	66	1996
M. Steven Langman	50	2011
Michele Scannavini	53	2012
Erhard Schoewel	63	2006
Robert Singer	60	2010
Jack Stahl	59	2011

Lambertus J.H. Becht joined the Board of Directors of Coty Inc. as Chairman in October 2011. From 1999 to 2011, Mr. Becht was Chief Executive Officer of Reckitt Benckiser plc, a leading global consumer goods company in the field of Household Cleaning and Health & Personal Care. Prior to that, Mr. Becht was Chief Executive Officer of privately held Benckiser Detergents, which in 1997 became Benckiser N.V. and listed on the Amsterdam and New York Stock Exchanges, and in 1999 merged with Reckitt & Colman plc and listed on the London Stock Exchange with Mr. Becht as chief Executive Officer. Under Mr. Becht’s leadership, Reckitt Benckiser’s market capitalization increased from $7 billion at the time of the merger in 1999 to $41 billion when he retired. Before becoming CEO of Benckiser Detergents in 1995, Mr. Becht held a variety of marketing, sales and finance positions at The Procter & Gamble Company in the USA and

Germany and served within Benckiser Detergents as General Manager in Canada, the U.K., France and Italy. Mr. Becht holds an MBA from the University of Chicago Booth School of Business (1982) and a BA in Economics from the University of Groningen in the Netherlands.

We believe Mr. Becht is well qualified to serve as a member of our Board. Mr. Becht has many years of experience in our industry, including executive, operating and international business experience, and we believe these experiences will be critical to his ability to identify, understand and address challenges and opportunities that we will face. Further, we believe that Mr. Becht’s experiences as Chief Executive Officer of Reckitt Benckiser will be advantageous as we become a newly public company.

Bernd Beetz joined the Board of Directors of Coty Inc. in 2001. Mr. Beetz was Chief Executive Officer of Coty Inc. from 2001 to July 2012. Since Mr. Beetz joined Coty in 2001 as CEO, Coty’s net revenues have grown from $1.5 billion in fiscal 2002 to $4.6 billion in fiscal 2012. Under Mr. Beetz’s leadership, Coty developed into a leading fragrance company and multi-segment beauty company with market leading positions in both North America and Europe. Before joining Coty, Mr. Beetz oversaw the Perfume and Cosmetics division at LVMH, including as President and Chief Executive Officer of Parfums Christian Dior. Prior to that, he held several senior management positions at The Procter & Gamble Company, including European President of its Health & Beauty businesses. Mr. Beetz graduated from the University of Mannheim in Germany, with a degree in Economics and Marketing.

We believe Mr. Beetz is well qualified to serve as a member of our Board. As our most recent former Chief Executive Officer, Mr. Beetz has intimate knowledge of our business and operations, and will bring a valuable perspective to the Board. Mr. Beetz is familiar with the intricacies of the industry, with many years of executive, operating and international business experience, which will be critical to his ability to identify, understand and address challenges and opportunities.

Bradley M. Bloom joined the Board of Directors of Coty Inc. in January 2011. Mr. Bloom is a Managing Director of Berkshire Partners LLC, a private equity firm that he co-founded in 1986. Prior to Berkshire Partners LLC, Mr. Bloom was a partner at Thomas H. Lee Company. Mr. Bloom received a Bachelor of Arts degree from Harvard College with a Masters of Business Administration from Harvard Business School. Mr. Bloom is or has been a director of several of Berkshire Partners LLC’s consumer and retailing companies including Bare Escentuals, Inc., Carters, Inc., Grocery Outlet, Inc., Citizens of Humanity, Inc., and Gordon Brothers Group, LLC.

We believe Mr. Bloom is well qualified to serve as a member of our Board. Mr. Bloom’s more than 35 years of experience in the investment and finance industries will be critical to his ability to identify, understand and address challenges and opportunities that we will face as a newly public company.

Joachim Faber joined the Board of Directors of Coty Inc. in December 2010. Mr. Faber is also the Chairman of the Supervisory Board of Deutsche Börse AG, Frankfurt, a member of the board of HSBC Holdings Plc, London, Chairman of the Shareholder Committee of Joh. A. Benckiser S.à r.l., Luxembourg and a member of the board of Allianz S.A., Paris. Until 2010, Mr. Faber served as the Chief Executive Officer of Allianz Global Investors, a global asset management company, and a member of the management board of Allianz SE in Munich. Prior to joining Allianz in 1997, he worked for 14 years in various positions for Citicorp in Frankfurt and London. He serves on the board of German Cancer Aid in Bonn, the European School for Management and Technology in Berlin and is Chairman of the Investment Board of the Stifterverband für die Deutsche Wissenschaft. Mr. Faber graduated from the University of Bonn with a law degree. He received his PhD degree from the Postgraduate National School of Public Administration Speyer, Germany after completing his research at the Sorbonne University in Paris, France.

We believe Mr. Faber is well qualified to serve as a member of our Board. As Chief Executive Officer of Allianz, Mr. Faber’s experience in running a large corporation with multinational operations will be critical to his ability to assess and address operational challenges and opportunities we face. Additionally, Mr. Faber’s more than 25 years of experience in the banking and finance industries, will be critical to his ability to identify, understand and address challenges and opportunities that we will face as a newly public company.

Peter Harf joined the Board of Coty Inc. in 1996 and serves as Chair of Remuneration and Nomination Committee. Mr. Harf was Chairman of the Board of Coty Inc. from 2001 until 2011 and Chief Executive Officer of Coty Inc. from 1993 to 2001. He is Chief Executive Officer of Donata S.E. and Parentes S.E., which indirectly share voting and investment control over the shares held by JAB. Mr. Harf joined Joh. A. Benckiser SE in 1981, serving the company in a variety of capacities, including Chairman and Chief Executive Officer since 1988. Prior to joining Benckiser, Mr. Harf was Senior Vice President of Corporate Planning at AEG—Telefunken, Frankfurt, Germany. He began his career at the Boston Consulting Group. Mr. Harf is Deputy Chairman of the board of directors of Reckitt Benckiser Group plc and Vice Chairman of the Supervisory Board of DKMS German Bone Marrow Donor Center. He is co-founder of DKMS and he is on the board of directors of DKMS Americas. Mr. Harf holds a Master of Business Administration degree from Harvard Business School and a diploma and a Doctorate in economics from the University of Cologne in Germany.

We believe Mr. Harf is well qualified to serve as a member of our Board. As our former Chief Executive Officer, Mr. Harf has intimate knowledge of our business and operations, and will bring a valuable perspective to the Board. Mr. Harf’s more than 30 years of experience in our industry, including executive, operating and international business experience, will be critical to his ability to identify, understand and address challenges and opportunities that we will face.

M. Steven Langman joined the Board of Directors of Coty Inc. in January 2011. He co-founded the Rhône Group L.L.C. in 1996, a private equity firm, where he currently serves as Managing Director. Prior to that, he was Managing Director at Lazard Freres & Co. LLC, which he joined in 1987. Before that he was with Goldman, Sachs & Co. in New York and London. Mr. Langman is also a director of Quiksilver, Inc., which is listed on the New York Stock Exchange, as well as several private companies in which investment funds affiliated with Rhône have a controlling interest. He received a Bachelor of Arts degree from the University of North Carolina and a Master of Science from the London School of Economics.

We believe Mr. Langman is well qualified to serve as a member of our Board. Mr. Langman’s professional experience and his tenure as a director of other public companies, will be critical to his ability to identify, understand and address challenges and opportunities that we will face as a newly public company.

Erhard Schoewel joined the Board of Directors of Coty Inc. in 2006. From 1999 to 2006 he was Executive Vice President responsible for Europe at Reckitt Benckiser plc. From 1979 to 1999 he held positions of increasing responsibilities at Benckiser. Prior to that, he worked for PWA Waldhof. He is a director of Birdseye Iglo Ltd London and Phorms SE Berlin. Mr. Schoewel received a Diplom-Kaufmann from University of Pforzheim.

We believe Mr. Schoewel is well qualified to serve as a member of our Board. Mr. Schoewel has many years of experience in our industry, including executive, operating and international business experience, and we believe these experiences will be critical to his ability to identify, understand and address challenges and opportunities that we will face. Further, we believe that Mr. Schoewel’s experience as a member of the board of directors of other companies will be advantageous as we become a newly public company.

Robert Singer joined the Board of Directors of Coty Inc. in 2010, and serves as Chair of the Audit and Finance Committee. From 2006 to 2009 he served as Chief Executive Officer of Barilla Holding S.p.A., an Italian food company, and before that he served as the President and Chief Operating Officer of Abercrombie and Fitch from May 2004 until August 2005. He worked as Chief Financial Officer and Executive Vice President for Gucci Group N.V. from 1995 to 2004. Mr. Singer started his career at Coopers & Lybrand in 1977. Mr. Singer also serves as a director of Gianni Versace S.p.A. and Cris Conf SpA and a director and chair of the Audit Committees of Mead Johnson Nutrition and Tiffany & Co. Mr. Singer has served as a senior advisor to CCMP Capital Advisors, LLC since 2011. He received a Bachelor of Arts Humanities degree from John Hopkins University, a Master of Arts in Comparative Literature from University of California, Irvine and graduated from New York University with a Master of Science in Accounting.

We believe Mr. Singer is well qualified to serve as a member of our Board. Mr. Singer has many years of operating, financial and executive experience, and we believe these experiences will be critical to his ability to identify, understand and address challenges and opportunities that we will face. Mr. Singer has significant public company board experience and extensive risk management experience from his time at Gucci Group and Coopers & Lybrand. Mr. Singer’s experience as Chief Executive Officer of Barilla and President and Chief Operating Officer of Abercrombie & Fitch will be advantageous as we become a newly public company.

Jack Stahl joined the Board of Directors of Coty Inc. in July 2011. From 2002 to 2006 he served as President and Chief Executive Officer of Revlon Inc. Prior to joining Revlon, Mr. Stahl worked for 22 years with The Coca-Cola Company, culminating in the role of President and Chief Operating Officer. He started his career as an auditor at Arthur Andersen & Co. He serves on the board of directors of Dr Pepper Snapple Group, Delhaize Group, Saks Incorporated and the U.S. Board of Advisors of CVC Capital. Mr. Stahl is a member of the board of governors of The Boys and Girls Clubs of America. Mr. Stahl received a Bachelor of Arts degree in Economics from Emory University and a Master of Business Administration from the Wharton Business School of the University of Pennsylvania. His book “Lessons on Leadership: The 7 Fundamental Management Skills for Leaders at All Levels” was published in 2007.

We believe Mr. Stahl is well qualified to serve as a member of our Board. Mr. Stahl has significant public company experience, including many years of operating, financial and executive experience, and we believe these experiences will be critical to his ability to identify, understand and address challenges and opportunities that we will face. Mr. Stahl’s experience as President and Chief Executive Officer of Revlon and President and Chief Operating Officer of The Coca-Cola Company will be advantageous as we become a newly public company.

Controlled Company Exemption

After completion of this offering, JAB will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance standards, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to utilize certain of these exemptions following the offering, and may utilize any of these exemptions for so long as we are a “controlled company.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Structure of our Board of Directors

Our Certificate of Incorporation provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors, but must not consist of less than five or more than 13 directors. Our Board of Directors is presently composed of ten directors. Directors are elected by the stockholders at the annual meeting of stockholders by a plurality of the shares present and entitled to vote. Unless his or her office is earlier vacated in accordance with our By-laws, each director holds office until his or her successor is duly elected and qualified.

Pursuant to a stockholders agreement entered into among the Company, JAB, Berkshire and Rhône, Berkshire and Rhône each has the right to nominate a director and each of the parties has agreed to vote for Berkshire and Rhône’s nominees. Berkshire and Rhône each hold this right so long as they continue to own at least 13,586,957 shares of either class of our common stock in the aggregate, respectively, adjusted for any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization. Mr. Bloom is the nominee of Berkshire, and Mr. Langman is the nominee of Rhône.

Director Independence

Since we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards, we are not required to, and have chosen not to, comply with certain independence requirements for directors on our Board of Directors.

Following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, no member of the audit committee may, other than in his capacity as a member of the audit committee, the Board of Directors, or any other committee of the Board of Directors: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; or (2) directly, or indirectly through one or more intermediaries, control, or be controlled by, or be under common control with, the Company or any of its subsidiaries.

Committees of the Board of Directors

The standing committees of our Board of Directors are the Audit and Finance Committee and the Remuneration and Nomination Committee. Both of the committees are independent of management and, with the exception of Mr. Harf, the members of the committees satisfy the independence standards of the New York Stock Exchange, and report directly to our Board of Directors. In addition, we believe that the members of our Audit and Finance Committee meet the additional independence requirements for audit committee members under Rule 10A-3 of the Exchange Act. From time to time, when appropriate, ad hoc committees may be formed by our Board of Directors.

Our Audit and Finance Committee’s members are Mr. Singer, Mr. Bloom and Mr. Stahl. Mr. Singer is the Chairman of our Audit and Finance Committee and our audit committee financial expert, as that term is defined under SEC rules. The Audit and Finance Committee’s primary duties and responsibilities include:

(1)

to monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and compliance with the Company’s Code of Conduct and laws and regulations;

(2)	to monitor the independence and performance of the Company’s independent auditors and internal audit department; and

(3)	to provide an objective, direct communication between the Board of Directors, independent auditors, management and the internal audit department.

The Remuneration and Nomination Committee’s members are Mr. Harf (Chair), Mr. Faber, Mr. Langman and Mr. Schoewel. The committee’s primary duties and responsibilities include:

(1)	to assist the Board of Directors in positioning the Company as a sustainable high performance organization through a very robust director succession and qualification process;

(2)	to recommend to the Board of Directors nominees for each board committee;

(3)	to review and make recommendations to the Board of Directors concerning board committee structure, operations and Board reporting;

(4)	to discharge the Board of Directors’ responsibilities relating to the remuneration of the Company’s senior executives;

(5)

to approve and evaluate the executive remuneration plans, policies and programs of the Company and ensure that these plans, policies and programs enable the Company to attract and retain exceptional talents and incentivize them to achieve exceptional performance;

(6)

to provide overall governance and review of the corporate succession plan and conduct succession planning for the Chief Executive Officer, and to guide the Board in appointing and retaining key talents that will nurture the Company’s values and culture and strive for constantly improving results;

(7)	to recommend to the Board of Directors the corporate governance principles applicable to the operation of the Remuneration and Nominating Committee; and

(8)	to oversee the evaluation of the performance of the Board of Directors and management.

Communications with our Board of Directors

Stockholders, employees and other interested parties may communicate with any of our directors by writing to such director(s) at c/o Board of Directors, Coty Inc., 2 Park Avenue, New York, NY 10016, Attention: Corporate Secretary. All communications with stockholders, employees and other interested parties addressed in this manner will be forwarded to the appropriate director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Philosophy & Objectives

The overriding objective of our compensation programs for our named executive officers (“NEOs”) is to encourage, reinforce and reward delivery of stockholder value.

NEO compensation consists of base salaries, annual cash awards under our Annual Performance Plan (“APP”) and equity awards under our Long-Term Incentive Plan (“LTIP”). We also provide certain benefits and perquisites in line with general practice in the country in which the NEO resides and certain payments in lieu of pensions. Variable pay under our APP and LTIP has and will continue to be the most significant element of our NEO compensation program.

Competitive Compensation. We compensate our NEOs competitively to ensure that we attract and retain the right talent to deliver stockholder value. We benchmark our compensation against a peer group of companies that includes companies against whom we compete for key talent (the “Compensation Peer Group”). We target total direct NEO compensation towards the 75th percentile of the Compensation Peer Group.

Variable, performance-based pay. We closely align the interests of our NEOs with those of our stockholders through a variable, performance-based compensation program in which a significant portion of total compensation is paid through equity-based long-term incentives.

Our APP is designed to stimulate achievement of outstanding business results by linking highly leveraged annual cash incentives to the achievement of performance targets. We link achievement to compensation by basing NEOs’ APP awards on performance against collective and individual targets. Individual targets are derived from our collective targets and tailored to the areas in which an NEO can most effectively grow stockholder value.

To balance incentives to achieve short-term and long-term success, NEOs’ compensation also includes annual grants of long-term equity-based compensation under our LTIP. Long-term equity-based compensation further aligns NEOs’ and stockholders’ interests. All annual equity-based awards have five-year cliff vesting tied to continued employment with the Company.

Stock Ownership. We strongly believe in encouraging stock ownership by our NEOs. In addition to stock ownership guidelines, we encourage stock ownership through our Executive Ownership Program (“EOP”), through which certain key executives are invited to purchase restricted stock and receive additional stock options to match investments in restricted stock. All matching stock options granted under the EOP have five-year cliff vesting tied to continued employment with the Company and continued ownership of shares purchased under the EOP. We believe our EOP closely aligns key executives and stockholders, reduces the likelihood of excessive risk taking and eliminates the need for annual performance-based equity incentives.

Executive Summary

Our Named Executive Officers

Our NEOs for fiscal 2012 are:

•	Michele Scannavini, our current Chief Executive Officer (“CEO”),

•	Bernd Beetz, our former Chief Executive Officer,

•	Sérgio Pedreiro, Chief Financial Officer (“CFO”),

•	Renato Semerari, President of Coty Beauty, and

•	Darryl McCall, Executive Vice President, Global Operations.

Mr. Beetz retired as our CEO on July 31, 2012. Mr. Scannavini became our CEO on August 1, 2012. During fiscal 2012, Mr. Scannavini was President of Coty Prestige. On September 19, 2012, Jean Mortier became President of Coty Prestige.

Pay for Performance Overview

Fiscal 2012 Annual Incentive Compensation. Our collective performance targets for Coty Inc. under the APP and performance relative to these targets in fiscal 2012 are set forth below:

	Target (thousands of $)	Actual Performance (% of Target)
Adjusted EBITDA	761,000	100.3
Net Sales	4,453,200	102.8
Free Cash Flow	360,000	116.9

The Company met or exceeded each of its APP performance targets for fiscal 2012, resulting in a collective performance factor of 2.31. The collective performance factor is the factor by which the collective portion of NEO’s APP award is multiplied (see “—Annual Incentive Compensation under the APP”). We measure Coty Inc.’s financial performance based on targets for adjusted EBITDA, net revenues and free cash flow because we believe these performance measures most accurately measure our performance in executing our business plan, with a focus on top line growth, margin expansion and cash flow generation. The Company’s fiscal 2012 performance targets for adjusted EBITDA and net revenues were set to reflect the execution of the annual business plan of Coty Inc. While each target is considered achievable, a superior level of performance was required to receive an award above the target level. NEO individual performance factors ranged from to 1.8 to 2.4, and total APP factors for APP awards paid to NEOs ranged from 2.01 to 2.26.

Fiscal 2012 long-term equity compensation. Annual long-term equity awards granted under the LTIP in fiscal 2012 were based on fiscal 2011 collective performance of Coty Inc. and individual performance. In fiscal 2011, Coty Inc. exceeded the “maximum” award level for each of its collective performance targets. As a result, all NEOs received between 150% and 152% of their target LTIP awards in fiscal 2012. All fiscal 2012 annual long-term equity awards were paid in the form of stock options with five-year cliff vesting tied to continued employment with the Company.

Other Highlights

We believe our compensation program follows best practices. The following principles are incorporated:

Stock ownership encouraged. We strongly believe in encouraging stock ownership by our NEOs. All of our NEOs have participated in the EOP. In fiscal 2012, to further encourage stock ownership, we adopted stock ownership guidelines requiring our CEO to own shares of our common stock equal to five times his base salary and each other NEO to own shares of our common stock equal to three times his base salary.

No tax gross-ups. Any personal income taxes due as a result of compensation and/or perquisites, other than international assignment benefits, are the responsibility of the NEOs. We do not provide tax gross-ups for golden parachute excise taxes.

Incentives do not encourage excessive risk taking. Our compensation program does not contain features that could potentially encourage excessive risk taking, such as multi-year guaranteed bonuses, high pay opportunities relative to peer companies or mega annual equity grants. In addition, we utilize multiple performance measures for performance-based compensation. Our options have five-year cliff vesting tied to continued employment with the Company and management has sizable stock positions relative to their income, which together encourages focus on the long-term value of our stock, aligns management’s and stockholders’ interests and discourages excessive risk taking to optimize short-term and non-sustainable performance.

No backdating or repricing of stock options. We generally make annual equity awards at the same predetermined times each year. Equity awards, including stock options, are never backdated or issued at below-market prices. Repricing of stock options is expressly prohibited.

Independent external companies engaged for executive compensation information. Each year since fiscal 2010, the Remuneration and Nomination Committee has engaged an independent external company to provide information with respect to executive compensation.

Perquisites. NEO perquisites are reasonable and generally represent less than 1% of total NEO compensation.

Double-trigger equity vesting upon a change in control. In March 2011, we amended our LTIP and EOP to require a “double-trigger” for accelerated vesting upon a change in control of the Company. This amendment applies to all equity granted after March 2011.

Competitive Compensation and Peer Group Rationale

In establishing compensation for our NEOs, we consider the compensation practices of the Compensation Peer Group. We consider these practices to determine the competitiveness of individual compensation elements and total compensation of our NEOs. We target total direct NEO compensation towards the 75th percentile of the Compensation Peer Group. Individual pay to NEOs varies in accordance with experience, individual and collective performance and other factors determined by the Remuneration and Nomination Committee. Actual total direct compensation reported may vary due to currency fluctuations.

The Compensation Peer Group consists of companies that compete directly with us for executive talent and compete with us in the marketplace for business and investment opportunities.

The Remuneration and Nomination Committee periodically reviews the companies included in the Compensation Peer Group. For fiscal 2012, the Compensation Peer Group included the following companies:

Inter Parfums, Inc.	Avon Products, Inc.
The Estée Lauder Companies, Inc.	Elizabeth Arden, Inc.
Colgate-Palmolive Company	L’Oréal S.A.
Kimberly-Clark Corporation	Ralph Lauren Corporation
The Clorox Company	Revlon, Inc.
The Procter & Gamble Company	Unilever PLC/Unilever NV
Nike, Inc.	Limited Brands, Inc.
Guess?, Inc.	The Gap, Inc.

The last reported annual revenues of Compensation Peer Group companies ranged from $615 million to $28.33 billion, with a median of $6.89 billion. Benchmarking of compensation was size adjusted to reflect our annual net revenues of approximately $4.1 billion in fiscal 2011.

Elements of Compensation

Our NEO compensation programs consist of three key elements: base pay, annual cash incentive awards under the APP, and equity-based compensation under the LTIP. We also provide certain benefits and perquisites to assist NEOs in the performance of their duties.

We pay for performance and target our total direct compensation towards the 75th percentile compared to the Compensation Peer Group. For fiscal 2012, target total direct compensation of NEOs was near the 75th percentile compared to the Compensation Peer Group.

Base Salary

We pay base salaries to provide executives with a secure, fixed base of cash compensation in recognition of individual responsibilities and job performance. Consistent with our pay-for-performance philosophy, base salary did not account for more than 20% of any NEO’s fiscal 2012 actual total direct compensation.

Salary levels are typically set and annually reviewed by the Remuneration and Nomination Committee. Any salary increases are approved by the Remuneration and Nomination Committee after a comparative analysis of base salaries for similar positions among the Compensation Peer Group (as described in “—Competitive Compensation and Peer Group Rationale”). When determining base salaries, the Remuneration and Nomination Committee considers external market conditions in addition to total direct compensation targets.

Annual Incentive Compensation under the APP

We pay incentive cash compensation awards annually under the APP. The APP is a key component of our compensation program for NEOs. It is designed to stimulate achievement of outstanding business results by linking highly leveraged annual cash awards with the achievement of quantifiable performance measures.

Target APP awards for each NEO are calculated as a percentage of such NEO’s base salary and may be multiplied by a factor ranging from zero to 3.6. Fifty percent of the factor is based on collective financial performance, and the other fifty percent is based on achievement of individual goals derived from our collective financial targets and tailored to the areas in which an NEO can most effectively grow stockholder value.

APP award targets ranged from 60% to 120% of NEO base salary in fiscal 2012.

Collective Performance. Collective performance is based on the financial performance of Coty Inc. and, for certain NEOs, the operations for which they are directly responsible. The Remuneration and Nomination Committee sets these collective performance targets across several performance measures based on our internal planning and forecasting processes. Each performance measure is weighted, and targets for each performance measure are set at “minimum”, “below”, “target”, “exceeds” and “maximum” award levels.

In fiscal 2012, collective targets were established for Coty Inc. and for the operations for which Mr. Scannavini and Mr. Semerari were directly responsible. The collective portions of Mr. Scannavini’s and Mr. Semerari’s awards were based partially on Coty Inc.’s performance and partially on the performance of the operations for which each was respectively responsible during fiscal 2012. Collective performance was measured by net revenues, adjusted EBITDA (defined as adjusted operating profit before depreciation and amortization) and free cash flow. While targets are considered achievable, a superior level of performance is required to receive an award above the target level.

For fiscal 2013, we have established collective targets for Coty Inc. and the operations for which each of Mr. McCall, Mr. Pedreiro, Mr. Mortier and Mr. Semerari are respectively responsible. The collective factor of Mr. Scannavini’s APP award will be based only on Coty’s Inc.’s performance against these targets, and the collective factor of each of the other NEOs will be based partially on Coty Inc.’s performance and partially on the performance of the operations for which such NEO is directly responsible.

In fiscal 2013, Coty Inc.’s collective performance will be measured by net revenue growth, adjusted EBT growth (defined as adjusted net income before taxes) and the reduction of net working capital as a percentage of net revenues.

The collective performance for the operations for which the NEOs are directly responsible will be measured as follows:

•	Operations for which Mr. Mortier and Mr. Semerari are each directly responsible:

•	net revenue growth,

•	reduction of average net working capital as a percentage of net revenues and

•	adjusted EBIT growth (defined as adjusted earnings before interest and taxes).

•	Operations for which Mr. Pedreiro is directly responsible:

•	adjusted net earnings growth,

•	compliance with Sarbanes-Oxley requirements and

•	reduction of average net working capital as a percentage of net sales.

•	Operations for which Mr. McCall is directly responsible:

•	evolution of total supply chain cost,

•	evolution of service level calculated based on missed orders and

•	reduction of supply chain net working capital as a percentage of net sales.

We believe these changes to our collective performance measures will further balance management’s focus between growth and cash earnings.

Individual Performance. The Remuneration and Nomination Committee also establishes weighted, individual targets for each NEO. Individual targets are derived from our collective targets and tailored to the areas in which an NEO can most effectively grow stockholder value. Examples of individual targets include net revenue growth in emerging markets, market share gains in specific market segments or improvements in customer service. Individual targets are measurable and serve to focus each NEO on the area of our business in which he can add the most stockholder value.

Evaluation and Payment. Each fiscal year, the Remuneration and Nomination Committee measures collective financial performance and individual performance to determine APP awards for that fiscal year. The Remuneration and Nomination Committee also sets an aggregate amount available for payment of APP awards based on collective financial performance.

In its review of collective performance, the Remuneration and Nomination Committee determines whether collective performance meets targets set at “minimum”, “below”, “target”, “exceeds” and “maximum” award levels. If actual performance is between two award levels, the factor is calculated pro rata between the two award levels based on actual performance.

Measurement of performance against the established collective targets is subject to certain automatic adjustments, such as changes in accounting principles, impairment of intangibles, the impact of discontinued operations, acquisition expenses, nonrecurring income/expenses, the impact on net revenues of foreign currency rate fluctuations and other factors that the Remuneration and Nomination Committee may deem outside of management’s control. Such adjustments are intended to be used only in extraordinary circumstances, and infrequently, and should any take place in a given fiscal year the basis for their use would be detailed in the Company’s proxy statement.

We condition APP awards on meeting EBITDA minimum targets so that no awards will be paid if the minimum profits target is not met. We believe this directly ties receiving awards under our APP to delivering stockholder value.

In its review of individual performance, the Remuneration and Nomination Committee rates each NEO’s performance against each of his individual goals. The CEO participates in each performance review, except for his own. Based on the aggregate amount available for payment of APP awards, a corresponding individual factor is prescribed to each NEO’s rating.

APP awards are calculated after the end of the fiscal year and paid in a single payment (adjusted for taxes as applicable) around the beginning of the second quarter of the following fiscal year.

Illustrative Example. As an example, assume an NEO has an annual base salary of $500,000 and an annual APP target set at 50% of his base salary and that his APP award is based 50% on Coty Inc.’s collective performance and 50% on his individual performance. Also assume that Coty Inc.’s collective performance factor is 1.30 and the NEO’s individual performance factor is 1.00.

Based on these facts, the NEO’s target APP award is $250,000 and his total APP factor is 1.15, resulting in an APP award of $287,500. His APP award could have ranged from $0 if his total APP factor was 0 to $900,000 if his total APP factor was 3.6.

The formulas below illustrate the calculation:

Target APP Award:	$500,000 times 50%	=	$250,000
APP total factor:	(1.30 times 50%) + (1.00 times 50%)	=	1.15
Actual APP Award:	$250,000 times 1.15	=	$287,500

Please see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed discussion of the mechanics of the APP program, including detail regarding the financial performance targets for fiscal 2012.

Long-Term Incentive Compensation Awards

We pay long-term incentive compensation in the form of equity under our LTIP and EOP. Historically, annual awards under the LTIP and equity received to match investments made under the EOP have been in the form of non-qualified stock options. In fiscal 2013, the annual grant under the LTIP was in the form of restricted stock units. We believe these awards will further focus our executives on increasing stockholder value. All annual equity awards under the LTIP and stock options (“Matching Options”) under the EOP have five-year cliff vesting tied to continued employment with the Company.

Our equity compensation program encourages retention of and long-term focus by our NEOs by giving them an ownership stake in our future growth and financial success. The program also provides a direct link between the interests of our stockholders and our NEOs and other eligible leadership employees.

We use the Black-Scholes methodology and, when applicable, the Monte Carlo methodology to value equity awards (both ours and those of companies in the Compensation Peer Group) to enable meaningful comparisons across companies and across time. Shares purchased under the EOP are not considered compensation because executives purchase the shares at their fair market value. Shares purchased under the EOP and Matching Options granted under the EOP are not taken into account in determining target compensation levels for the NEOs.

Annual Awards under the LTIP. Awards under the LTIP recognize strong collective financial performance and individual achievement and align each NEO’s interests with our organizational goals and our stockholders’ long-term financial interests. The number of total available awards may be increased or decreased each year based on the Company’s financial performance.

The Remuneration and Nomination Committee considers several factors when determining long-term incentive awards for each NEO. First, notional grants or target awards are established. As total target direct compensation is benchmarked against the 75th percentile of the Compensation Peer Group, the Remuneration and Nomination Committee deducts the NEO’s base salary and target APP award from the total target direct compensation when determining the NEO’s target annual award under the LTIP. Then, these target awards are adjusted based on the Remuneration and Nomination Committee’s determination of the total pool size and the NEO’s individual performance during the fiscal year.

Award determinations are typically made in September of each year. There is no relationship between the timing of the granting of awards and our release of material non-public information.

Special Grant of IPO Units. In exceptional cases, the Remuneration and Nomination Committee may grant additional awards as it deems appropriate. In fiscal 2011, the Remuneration and Nomination Committee determined to grant a special incentive grant of IPO Units. The grant was designed to motivate, retain and engage key executives to prepare the Company for a successful initial public offering. The Remuneration and Nomination Committee determined the grant amount and recipients of the grant based on information about grants made by companies considered comparable to us prior to such companies’ initial public offerings provided by an independent external company. Since the IPO Units were an extraordinary, non-recurring grant, they were not taken into account in setting each NEO’s target total compensation in fiscal 2011 or 2012.

Executive Stock Ownership

We strongly believe in encouraging stock ownership by our NEOs. We encourage NEOs to own stock in the Company in two ways: through our EOP and by our stock ownership guidelines.

EOP. The primary way we encourage stock ownership by our NEOs is through our EOP. Under our EOP, key executives are invited to purchase restricted stock, and any executive who purchases shares of restricted stock will receive additional matching options. All of our NEOs have participated in the EOP.

The maximum amount a participant can purchase in any fiscal year is equal to the participant’s APP award for the prior fiscal year. If an invitee purchases restricted stock under the EOP, he will receive an award of Matching Options. The number of Matching Options is based on the total value of the shares of restricted stock purchased. For each share of restricted stock purchased up to a value equal to 25% of the invitee’s APP award for the prior fiscal year, the invitee will receive two Matching Options. Once the 25% threshold has been reached, any additional shares purchased will be matched on a four-to-one basis. For example, if an NEO received an APP award of $500,000 and purchased 20,000 shares of restricted stock under the EOP at a value of $14.25 per share, the NEO will receive 62,458 Matching Options. In this example, 8,771 shares of restricted stock purchased would be matched on a two-to-one basis and the remaining 11,229 shares of restricted stock purchased would be matched on a four-to-one basis.

All Matching Options have five-year cliff vesting terms tied to continued employment and ownership of restricted stock purchased under the EOP.

Stock Ownership Guidelines. In February 2012, we adopted stock ownership guidelines that apply to our NEOs. Our CEO’s target is five times his annual base salary. Targets for all other NEOs are three times the NEO’s annual base salary. Each NEO has seven years to meet his target.

Please see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed discussion of the mechanics of our long-term equity program and the actual awards granted in fiscal 2012.

Other Benefits and Perquisites

General. In general, our NEOs participate in the same benefit plans generally available to our employees in the home country in which the NEO resides. These benefit plans include health insurance, life insurance and disability coverage. NEOs receive the same coverage as the rest of our employees.

Perquisites. We provide NEOs with reasonable perquisites on an individual basis. The perquisites include housing allowances and car allowances to the extent deemed necessary for business purposes. Except for one-time relocation expenses paid to Mr. McCall, perquisites represented less than 1% of each NEO’s total direct compensation in fiscal 2012. All perquisites with an aggregate value of at least $10,000 received by an NEO are reported in the Summary Compensation Table.

Retirement Plans and Payments in Lieu of Retirement Plans. We provide retirement benefits to our NEOs in the United States and certain other employees in the United States under our Coty Inc. Retirement Savings Plan.

In addition, under Mr. Beetz’s employment agreement entered into in 2002, we began making certain payments to Mr. Beetz at age 60 due to the absence of a Company defined benefit retirement plan. These payments are made under Mr. Beetz’s employment agreement entered into in 2002 and are to match payments he was entitled to at that time through his previous employer.

Until February 2012, we also made certain payments to Mr. Scannavini in lieu of his participation in a social retirement plan in Italy for his own retirement investment plans. In February 2012, Mr. Scannavini agreed to revoke his right to receive these payments. As consideration for revoking these rights, Mr. Scannavini received a special grant in February 2012 of IPO Units and shares of restricted stock under the LTIP.

Potential Payments upon Termination of Employment. The employment agreements with our NEOs and our compensation plans provide for certain payments and incremental benefits if an NEO’s employment is terminated under certain circumstances. There are no tax gross-ups provided in connection with these payments or incremental benefits. These payments and incremental benefits are discussed in “—Potential Payments upon Termination or Change in Control.”

Employment Agreements

We have also entered into employment agreements with each of our NEOs. The employment agreements are described in “—Employment Agreements.”

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code (Section 162(m)) limits the Company’s deductions for compensation paid to the chief executive officer and three other most highly compensated executive officers (other than the chief financial officer) to $1,000,000 per year, but contains an exception for certain performance-based compensation. However, there is transitional relief from

Section 162(m) for compensation paid pursuant to certain plans or agreements of corporations which are privately held and which become publicly held in an initial public offering.

Our compensation programs are intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests and to further advance organizational growth while providing competitive base salaries.

While the Remuneration and Nomination Committee is mindful of the benefit to the Company of the full deductibility of compensation, the committee believes that the requirements of Section 162(m) should not impair its flexibility in compensating our NEOs in a manner that can best promote the Company’s objectives. Therefore, the Remuneration and Nomination Committee has not adopted a policy that requires that all compensation be deductible. The Remuneration and Nomination Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and our stockholders.

The Remuneration and Nomination Committee

The Remuneration and Nomination Committee’s primary duty is to assist the Board of Directors in making sure that management is properly incentivized to drive stockholder value. To help achieve this objective, the Remuneration and Nomination Committee assists the Board of Directors by:

•	Designing and implementing appropriate compensation plans, policies and programs for the CEO and senior executives, including:

•

conducting an annual review of our overall compensation philosophy and all executive compensation policies and programs to ensure coordination and achievement of intended objectives, including ensuring that the compensation philosophy, policies and programs reflect pay-for-performance principles, align interests of our executives and stockholders and enable us to attract and retain exceptional talent, nurture our culture and values and encourage focus for constantly improving results;

•

reviewing and approving annual corporate goals and objectives and individual performance and goals relevant to compensation of our Executive Committee and setting targeted compensation levels based on this assessment;

•	reviewing and approving the criteria and sources by which we benchmark our executive compensation programs;

•

reviewing and amending executive benefit plans, short- and long-term incentive and other compensation arrangements as required by law or as necessary or advisable from tax, administrative or regulatory perspectives;

•	reviewing, considering and approving management’s proposals for all grants of equity-based incentives to executives, employees and directors; and

•	considering and discussing with management risks, if any, inherent to the design of our compensation plans, policies and practices.

•	Approving remuneration and coordinating performance evaluation reviews of all members of the Board of Directors and recommending nominees for committees of the Board of Directors.

•	Engaging in succession planning to ensure that the Company has an effective plan to replace key leaders in the organization if needed.

The Remuneration and Nomination Committee generally seeks input from our CEO, our Senior Vice President of Human Resources and an independent external company when discussing the performance and compensation of our executive officers, as well as during the process of negotiating compensation packages of new executives. No NEO participates in deliberations of the Remuneration and Nomination Committee related to his own compensation.

Independent External Companies Engaged by the Remuneration and Nomination Committee

The Remuneration and Nomination Committee has engaged an independent external company to provide information with respect to our executive compensation each year since fiscal 2010.

The independent external company reports directly to the Remuneration and Nomination Committee, with input from certain members of senior management. All decisions with respect to the amount and form of NEO compensation under our executive compensation programs are made solely by the Remuneration and Nomination Committee and may reflect factors and considerations other than the information provided by the independent external company.

The Remuneration and Nomination Committee engaged Towers Watson as its executive compensation consultant in fiscal 2011 and for part of fiscal 2012. In fiscal 2011 and 2012, Towers Watson performed a thorough review of the APP. As part of this assessment, Towers Watson reviewed market practices with regard to incentive plan design, performed a quantitative analysis of goals and the pay for performance relationship and a qualitative assessment of key design features and reviewed the overall cost of the program. The APP was compared against market practices within the general industry, the Compensation Peer Group and the broader comparable industry group. Both the qualitative and quantitative assessments demonstrated that the APP supports and drives our performance-oriented culture while being aligned with competitive market practices and cost efficiency. After this review, the Remuneration and Nomination Committee decided to maintain the current APP design and endorse the plan as a strong component of the employees’ value proposition.

During fiscal 2012, the Remuneration and Nomination Committee engaged Deloitte LLP to provide information regarding competitive compensation practices of the Compensation Peer Group and other publicly available benchmarking data, as well as information about advantages and disadvantages of alternative compensation approaches.

Summary Compensation Table

The following table sets forth information regarding fiscal 2011 and fiscal 2012 compensation for our NEOs. Columns otherwise required by SEC rules are omitted where there is no amount to report.

Name & Title	Year	Salary ($)(1)	Stock Awards ($)(2)		Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	All other Compensation ($)(1)		Total Compensation ($)(1)
Michele Scannavini	2012	1,100,616	993,400	(5)	3,697,350	1,479,409	409,574	(5)	7,680,349
CEO	2011	1,099,411	2,696,000		2,962,559	2,259,279	610,129	(5)	9,627,378
Bernd Beetz	2012	1,681,600	—		18,032,585	4,550,410	690,000	(6)	24,954,595
	2011	1,632,600	10,110,000		12,735,142	6,954,900	664,617	(6)	32,097,259
Sérgio Pedreiro	2012	515,000	—		1,493,400	681,300	—		2,689,700
CFO	2011	500,000	2,696,000		1,332,214	1,012,500	—		5,540,714
Renato Semerari	2012	927,159	—		2,634,000	1,117,225	18,931	(7)	4,697,315
President, Coty Beauty	2011	899,617	2,696,000		2,007,500	1,862,148	—		7,465,265
Darryl McCall	2012	642,023	—		1,627,960	792,982	151,001	(8)	3,213,966
EVP, Global Operations	2011	491,978	1,348,000		952,285	687,904	—		3,480,167

(1)

Mr. Scannavini and Mr. Semerari are paid in Euros. All of Mr. McCall’s payments were made in Swiss Francs except for his fiscal 2011 salary and his relocation assistance payment. Exchange rates for fiscal 2011 and fiscal 2012 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

(2)

Amounts represent the grant date fair value of the IPO Units granted on September 14, 2010 and February 1, 2012 calculated in accordance with FASB ASC Topic 718. These IPO Units were a special incentive grant designed to motivate, retain and engage key executives to prepare the Company for a successful initial public offering. The IPO Units are described above in “—IPO Units.”

(3)

Amounts represent the grant date fair value of Stock Options granted to each NEO for fiscal 2010 and fiscal 2011 performance and are calculated in accordance with FASB ASC Topic 718. All amounts represent Stock Options granted under the LTIP or Matching Options granted under the EOP. See note 22 to our consolidated financial statements for information concerning the calculation of the value of Stock Option and Matching Option awards.

(4)	Amounts represent cash awards paid under the APP in October 2011 with respect to fiscal 2011 performance and in October 2012 with respect to fiscal 2012 performance.

(5)

Mr. Scannavini received $62,411 in fiscal 2011 and $45,941 in fiscal 2012 as a housing allowance, and we provided him with a lease valued at $16,049 in fiscal 2011 and $15,752 in fiscal 2012 for a dual-purpose company car. Mr. Scannavini also received a cash payment of $531,669 in fiscal 2011 and a pro-rated cash payment of $347,881 in fiscal 2012 in lieu of his participation in a social retirement program in Italy for his own retirement investment plans. In February 2012, Mr. Scannavini received a grant of 70,000 IPO Units and 30,000 shares of Restricted Stock as consideration for foregoing his right to any future cash payments in lieu of his participation in a social retirement program.

(6)

In each of fiscal 2011 and fiscal 2012, Mr. Beetz’s housing allowance was $90,000 annually, and we provided him with a lease valued at $50,000 annually for a dual-purpose company car. Mr. Beetz also received payments in lieu of pension payments equal to $504,617 in fiscal 2011 and $550,000 in fiscal 2012.

(7)	We provided Mr. Semerari with a lease valued at $18,931 in fiscal 2012 for a dual-purpose company car.

(8)

We provided Mr. McCall with a lease valued at $20,499 in fiscal 2012 for a dual-purpose company car. In fiscal 2012, Mr. McCall received $30,011 for relocation assistance services, $53,595 as a cost of living adjustment and a one-time payment of $46,896, each in connection with Mr. McCall’s relocation from Paris, France to Geneva, Switzerland.

Grants of Plan-Based Awards

The following table and footnotes provide information on all grants of plan-based compensation under Coty’s plans made to NEOs during fiscal 2012.

Name	Grant Date	Estimated Future Payments under Non-Equity Incentive Plan Awards ($)(1)			Estimated Future Payouts under Equity Incentive Plan Awards (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Minimum	Target	Maximum
Michele Scannavini	9/22/2011	—	660,370	2,377,331		600,000		10.50	2,358,000
	1/10/2012					291,163		10.50	1,339,350
	2/1/2012				70,000		30,000		993,400
Bernd Beetz	9/22/2011	—	2,017,920	7,264,512		1,875,000		10.50	7,368,750
	1/10/2012					2,318,225		10.50	10,663,835
Sérgio Pedreiro	9/22/2011	—	309,000	1,112,400		380,000		10.50	1,493,400
Renato Semerari	9/22/2011	—	556,295	2,002,663		600,000		10.50	2,358,000
	1/10/2012					60,000		10.50	276,000
Darryl McCall	9/22/2011	—	385,214	1,386,769		300,000		10.50	1,179,000
	1/10/2012					97,600		10.50	448,960

(1)

Represents the range of possible payments under the APP. Mr. Scannavini and Mr. Semerari will be paid in euros. Mr. McCall will be paid in Swiss francs. Exchange rates for fiscal 2012 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

(2)	Represents IPO Units granted to Mr. Scannavini on February 1, 2012 as described in “—IPO Units.”

(3)

Awards issued on September 22, 2011 represent Stock Options granted under the LTIP based on performance in fiscal 2011. Awards issued on January 10, 2012 represent the Matching Options granted under the EOP.

(4)	Represents shares of restricted stock granted under the LTIP.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

The material terms of each NEO’s current employment agreement are described below:

Michele Scannavini. Under his employment agreement, Mr. Scannavini is an at-will employee and our CEO. The agreement provides that Mr. Scannavini is eligible to participate in our benefit plans and retirement plan generally available to our local executives and is entitled to the use of a company car in accordance with our local policy.

Sérgio Pedreiro. Under his employment agreement, Mr. Pedreiro is an at-will employee and our CFO. The agreement provides that Mr. Pedreiro is eligible to participate in our benefit plans and retirement plans generally available to local executives.

Renato Semerari. Under his employment agreement, Mr. Semerari is an at-will employee and President of Coty Beauty. The agreement provides that Mr. Semerari is entitled to use of a company car or a car allowance in accordance with our local policy and to participate in our benefit plans and retirement plans generally available to our local executives.

Darryl McCall. Under his employment agreement, Mr. McCall is an at-will employee and our Executive Vice President, Global Operations. The agreement provides that Mr. McCall is entitled to use of a company car or a car allowance in accordance with our local policy, a cost of living allowance through July 2014 equal to 48,000 CHF and to participate in our benefit plans and retirement plans generally available to our local executives.

Mr. Beetz’ Retirement Agreement

Effective July 31, 2012, Mr. Beetz retired as Chief Executive Officer of Coty Inc. Following his retirement, Mr. Beetz will continue to receive payments in lieu of pension of $550,000 per year, which he is entitled to receive under his employment agreement.

Annual Incentive Compensation Awards under our APP

APP awards are calculated as set forth above in “—Annual Incentive Compensation.”

Collective Factor. The collective factor for fiscal 2012 APP awards was based on collective performance for adjusted EBITDA (defined as adjusted operating profit before depreciation and amortization), net revenues and free cash flow. The table below sets forth each of the collective targets of Coty Inc. for purposes of incentive payout under this APP component:

Coty Inc. Fiscal 2012 Targets

	Target	Minimum		Below		Target		Exceeds		Maximum		Actual
	(thousands of $)	% of Target	Payout (Factor)	% of Target	Payout (Factor)	% of Target	Payout (Factor)	% of Target	Payout (Factor)	% of Target	Payout (Factor)	% of Target	Payout (Factor)
Adjusted EBITDA	$761,000	91.5	0	95.0	.20	100.0	.40	104.2	.80	110.1	1.44	100.3	0.43
Net Revenues	$4,453,200	96.0	0	98.0	.15	100.0	.30	102.0	.60	104.0	1.08	102.8	0.80
Free Cash Flow	$360,000	88.9	0	94.4	.15	100.0	.30	104.2	.60	111.1	1.08	116.9	1.08
TOTAL	—	—	0	—	.50	—	1.00	—	2.00	—	3.60		2.31

The collective factor of Coty Inc. for fiscal 2012 was 2.31. The collective factor for fiscal 2012 of the operations for which Mr. Scannavini and Mr. Semerari were directly responsible in fiscal 2012 were 1.97 and 1.88, respectively. In fiscal 2012, adjustments were made to take into account cost related to certain of our 2011 Acquisitions and costs related to the proposed initial public offering.

The following example illustrates the calculation of the collective portion of an NEO’s APP award. Based on the actual performance of Coty Inc., if an NEO had a target APP award of $500,000 and his collective component was based solely on the financial performance of Coty Inc., his collective factor for fiscal 2012 is 2.31 and he would receive $577,500 for the collective component of his APP award. The remaining 50% of his APP award would be determined by his individual factor.

Individual Factor. As in “—Annual Incentive Awards, Individual Factor”, the remaining 50% of each NEO’s APP award is based on achievement of individual goals set by the Remuneration and Nomination Committee. Once achievement levels are determined, individual factors are adjusted based on collective performance.

The individual goals of each NEO for fiscal 2012 were:

Michele Scannavini. Mr. Scannavini’s individual goals, all of which relate to the commercial operations for which he was directly responsible during fiscal 2012, were to build brand equity in fragrances, execute the acquisition business plans for Philosophy, launch a color cosmetics brand in the prestige distribution channel, increase sales in certain geographic areas, increase gross margin and enhance the internal talent pool.

Bernd Beetz. Mr. Beetz’s individual goals were to build brand equity of our products, execute business plans of the four acquisitions completed in fiscal 2011, improve financial oversight and tax effectiveness, increase sales in certain geographic areas, improve gross margin and enhance the internal talent pool.

Sérgio Pedreiro. Mr. Pedreiro’s individual goals were to manage our initial public offering and transition to becoming a publicly-traded entity, ensure appropriate funding and support for new business opportunities, improve working capital, increase gross margin and enhance the internal talent pool.

Renato Semerari. Mr. Semerari’s individual goals, all of which relate to the commercial operations for which he is directly responsible, were to increase market share of our products, develop products in certain distribution channels, execute acquisition business plans for Dr. Scheller, OPI and TJoy, improve gross margin, increase sales in certain geographic areas and transition the organization to a new trade marketing structure.

Darryl McCall. Mr. McCall’s individual goals were to execute business plans of the four acquisitions completed in fiscal 2011 and certain other projects, improve tax effectiveness of operations, improve working capital and reduce inventory, improve technical capability in certain geographic markets, improve service levels in certain geographic areas and distribution channels and increase gross margin.

APP Awards by NEO. The following table shows the minimum, target and maximum amounts each NEO could have been awarded in fiscal 2012.

Name	Salary ($)(1)	Award Target Relative to Salary (%)	Award Minimum ($)	Award Maximum ($)	Award Target ($)	Actual APP Factor	Actual Award ($)
Michele Scannavini	1,100,616	60	0	2,377,331	660,370	2.24	1,479,409
Bernd Beetz	1,681,600	120	0	7,264,512	2,017,920	2.26	4,550,410
Sérgio Pedreiro	515,000	60	0	1,112,400	309,000	2.21	681,300
Renato Semerari	927,159	60	0	2,002,663	556,295	2.01	1,117,225
Darryl McCall	642,022	60	0	1,386,769	385,214	2.06	792,982

(1)

In fiscal 2012, Mr. Scannavini and Mr. Semerari were paid in euros and Mr. McCall was paid in Swiss francs. Exchange rates for fiscal 2012 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

Long-Term Incentive Compensation Awards

Annual Grant under the LTIP. Through the process described in “—Long-Term Incentive Compensation, Annual Awards under the LTIP”, the Remuneration and Nomination Committee determined that the total number of awards available for the annual grant in fiscal 2012 was 150% of the target size. After assessing the individual performance of each NEO, the Remuneration and Nomination Committee awarded each of Mr. Scannavini, Mr. Beetz, Mr. Semerari and Mr. McCall 150% of their respective target awards and Mr. Pedreiro 152% of his target award.

Matching Options under the EOP. In fiscal 2012, Mr. Scannavini, Mr. Beetz, Mr. Semerari and Mr. McCall received Matching Options under the EOP.

IPO Units. In fiscal 2011, the Remuneration and Nomination Committee granted a special incentive grant of IPO Units. The grant was designed to motivate, retain and engage key executives to prepare the Company for a successful initial public offering. The IPO Units vest in two tranches if our capital stock is publicly traded by September 14, 2015: 50% vest on the first day our capital stock is publicly traded on a national exchange and the remaining 50% vest on the first anniversary of that date.

Each NEO received IPO Units in the fiscal 2011 grant. The IPO Units granted to Mr. Beetz were forfeited pursuant to his retirement. Mr. Scannavini received an additional grant of 70,000 IPO Units in fiscal 2012 as consideration for no longer receiving certain payments in lieu of participation in a social retirement program.

Outstanding Equity Awards at June 30, 2012

The following table shows outstanding equity awards held by the NEOs on June 30, 2012. The market value of the shares of unvested restricted stock is determined by multiplying the number of outstanding awards by $14.25, which was the value of our common stock on June 30, 2012. The market value does not reflect, nor in any way assures, that the amounts will correspond to the actual value that will be recognized by the NEOs.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Michele Scannavini	142,580		5.10	10/18/2015
		300,000	10.20	9/10/2017
		404,700	10.20	11/1/2017
		300,000	6.40	1/7/2019
		200,000	8.25	9/8/2019
		520,000	9.20	9/14/2020
		291,660	9.20	12/3/2020
		600,000	10.50	9/22/2021
		291,163	10.50	1/10/2022
							470,000	6,697,500
					30,000	427,500

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Bernd Beetz	1,000,000		4.65	9/30/2014
	1,250,000		5.10	9/30/2015
	2,500,000		5.10	10/18/2015
		1,265,000	10.20	9/10/2017
		4,435,500	10.20	11/1/2017
		1,250,000	6.40	1/7/2019
		1,381,150	6.40	3/2/2019
		625,000	8.25	9/8/2019
		1,650,000	9.20	9/14/2020
		1,839,080	9.20	12/3/2020
		1,875,000	10.50	9/22/2021
		2,318,225	10.50	1/10/2022
							1,500,000	21,375,000
Darryl McCall	100,000		10.70	6/6/2018
		200,000	6.40	1/7/2019
		15,750	6.40	3/2/2019
		100,000	8.25	9/8/2019
		250,000	9.20	9/14/2020
		10,900	9.20	12/3/2020
		300,000	10.50	9/22/2021
		97,600	10.50	1/10/2022
							200,000	2,850,000
Sérgio Pedreiro		35,250	6.40	3/2/2019
		250,000	6.40	3/9/2019
		100,000	8.25	9/8/2019
		330,000	9.20	9/14/2020
		34,990	9.20	12/3/2020
		380,000	10.50	9/22/2021
							400,000	5,700,000
Renato Semerari	250,000		4.45	4/29/2019
		60,000	6.50	6/12/2019
		125,000	8.25	9/8/2019
		520,000	9.20	9/14/2020
		30,000	9.20	12/3/2020
		600,000	10.50	9/22/2021
		60,000	10.50	1/10/2022
							400,000	5,700,000

(1)

Each of the Stock Options and Matching Options described in this table expires ten years after the grant date. Except for the Stock Options granted to Mr. McCall on June 6, 2008 and to Mr. Semerari on April 29, 2009, Stock Options and Matching Options vest on the fifth anniversary of the grant date, subject to certain vesting conditions. The Stock Options granted to Mr. McCall on June 6, 2008 vested on June 6, 2011. The Stock Options granted to Mr. Semerari on April 29, 2009 vested on April 29, 2012.

(2)	Represents shares of restricted stock granted under the LTIP on February 1, 2012.

(3)	Represents IPO Units granted to each of our NEOs on September 14, 2010 and to Mr. Scannavini on February 1, 2012.

Option Exercises and Stock Vested

No NEO exercised options during fiscal 2012. No shares of restricted stock or restricted stock units beneficially owned by NEOs vested in fiscal 2012.

Pension Benefits

We do not administer any pension programs that provide our NEOs with additional benefits from those offered to our other employees.

Non-Qualified Deferred Compensation

We allowed Mr. Beetz to defer all or part of his base salary and APP award. Mr. Beetz only deferred his salary and APP award for fiscal 2001 and his salary for fiscal 2002. The following table reflects his aggregate earnings during fiscal 2012 on such deferred amount and the aggregate balance of his deferred amounts as of June 30, 2012.

Name	Aggregate Earnings during Fiscal 2012	Aggregate Balance as of June 30, 2012
Bernd Beetz	$30,848	$1,369,410

Potential Payments upon Termination or Change-in-Control

As described in the preceding sections of this Compensation Discussion and Analysis, we have entered into employment agreements with each of our NEOs and maintain certain incentive, equity and benefit plans in which our NEOs participate. These employment agreements and plans provide for certain payments and incremental benefits if an NEO’s employment is terminated under certain circumstances. These payments and benefits are described below.

Payments under the APP

A pro-rated award for the fiscal year in which an NEO’s employment is terminated may be paid under the APP if his employment if terminated by reason of retirement, disability or death. No awards for the fiscal year in which an NEO’s employment is terminated are paid under the APP if an NEO’s employment is terminated for any reason other than retirement, disability or death.

In the event of a change in control, each NEO will be paid an award equal to the “exceeds” target award for the fiscal year in which the change in control occurs.

Matching Options under the EOP and Stock Options under the LTIP

Treatment upon termination due to death, disability or retirement. All unvested Matching Options and unvested Stock Options will accelerate on a pro rata basis. The pro rata amount is based on the number of months that have passed since the Matching Options or Stock Options were granted.

Treatment upon termination for any reason other than retirement, death or disability. All unvested Matching Options and unvested Stock Options will be forfeited and canceled.

Treatment upon a change in control. In March 2011, we amended the EOP and the LTIP to require “double-trigger” vesting upon a change in control. The amendments applied to all Matching Options and Stock Options granted after March 2011. All unvested Matching Options and unvested Stock Options granted prior to March 2011 will automatically vest upon a change in control. All unvested Matching Options and unvested Stock Options granted after March 2011 will vest if an NEO’s employment is terminated without cause or he resigns for Good Reason within twelve months following a change in control.

IPO Units

All unvested IPO Units are forfeited if an NEO’s employment is terminated for any reason. No IPO Units accelerate upon a change in control of the Company.

Certain Additional Payments

Unless specified below, each NEO other than Mr. Beetz would not have any additional payments upon termination of his employment for any reason or a change in control, except for payments provided for under the APP and accelerated vesting under the EOP and LTIP.

•

Under his employment agreement effective on June 30, 2012, Mr. Scannavini was entitled to receive an amount equal to eighteen months of his base salary plus his average APP payments for the two most recently completed fiscal years if we had terminated his employment without cause. In addition, the shares of restricted stock Mr. Scannavini was granted under the LTIP in February 2012 are forfeited if his employment is terminated for any reason prior to a change in control. Those shares of restricted stock will automatically vest if his employment is terminated without cause or he resigns for good reason within twelve months following a change in control and will be forfeited if his employment is terminated for any other reason after a change in control.

•

Mr. Pedreiro is entitled to receive an amount equal to six months of his base salary if his employment is terminated without cause and an amount equal to one month of his base salary if his employment is terminated due to death.

•	Mr. Semerari is entitled to an amount equal to twelve months of his base salary if we terminate his employment without cause.

•	Mr. McCall is entitled to nine months of his base salary if his employment is terminated for any reason other than for cause.

Payments under Mr. Beetz’ Employment Agreement

In addition to the payments described in “—Payments under the APP” and “—Matching Options under the EOP and Stock Options under the LTIP”, Mr. Beetz was entitled to receive the payments and benefits outlined below if his employment was terminated for the reasons set forth below.

Termination for cause or voluntary resignation. Mr. Beetz was entitled to receive (1) his base salary through the date of termination, (2) any awards under the APP earned, but not yet paid, for the prior fiscal year and (3) any unreimbursed business expenses if we terminated his employment for cause or he had voluntarily resigned. Mr. Beetz was entitled to receive a pro-rated award under the APP for the fiscal year in which his employment was terminated if he voluntarily resigned.

Termination due to death, disability, termination without cause or resignation for Good Reason. Mr. Beetz was entitled to receive his base salary through the second anniversary of the date his employment was terminated and any unreimbursed business expenses if his employment was terminated without cause or due to death or disability or he had resigned for good reason. Mr. Beetz was also entitled to receive any APP payment earned, but not yet paid, for the prior fiscal year and an amount in cash equal to the sum of his annual APP payments for the two most recently completed fiscal years prior to the date of termination of his employment. Mr. Beetz was also entitled to continued coverage under our benefit plans until the earlier of (1) the second anniversary of the date his employment was terminated or (2) he was eligible to receive comparable welfare benefits from a subsequent employer.

Retirement. Mr. Beetz was not entitled to receive any payments or benefits for termination of his employment due to retirement.

Termination after a change in control. Mr. Beetz was entitled to receive his base salary through the third anniversary of the date his employment was terminated and any unreimbursed business expenses if his employment was terminated without cause or due to resignation with good reason within two years of a change in control. He was also entitled to receive any APP payment earned, but not yet paid, for the prior fiscal year and an amount in cash equal to three times his average annual APP payment for the two most recently completed fiscal years prior to the date of termination of his employment. Mr. Beetz was also entitled to continued coverage under our welfare benefit plans until the earlier of (1) the third anniversary of the date of termination of his employment or (2) he would have been eligible to receive comparable welfare benefits from a subsequent employer.

If a change in control had occurred that is not considered a ‘‘change in control” under Section 409A of the Internal Revenue Code (“Section 409A”), Mr. Beetz was only entitled to receive the payments outlined in “—Termination due to death, disability, termination without cause or resignation for good reason.”

Effect of Section 409A on Timing of Payments and Equity Awards

Any amounts that are not exempt from Section 409A are subject to the required six-month delay in payment after termination of service if the NEO is a “specified employee” for purposes of Section 409A at the time of termination of employment. Amounts that otherwise would have been paid during the six-month delay will be paid in a lump sum on the first day after the delay period expires.

Potential Payments upon Termination or Change in Control Table

The following table sets forth the estimated incremental payments and benefits that would be payable to each NEO upon termination of employment or a change in control, assuming that the triggering event occurred on June 30, 2012. Amounts received due to accelerated vesting of equity were calculated using the value of our common stock as of June 30, 2012, which was $14.25. The value of accelerated vesting of Stock Options was calculated by subtracting the exercise price of the Stock Option from $14.25.

Exchange rates are calculated using the weighted average monthly exchange rate during the fiscal year.

Name	Resignation with Good Reason	Termination without cause	Termination for cause	Resignation without Good Reason	Disability, Retirement or death		Change in Control	Resignation with Good Reason or Termination without Cause after a Change in Control(1)
Michele Scannavini	—	3,800,449	—	—	6,715,402		11,828,657	3,769,361	(2)
Bernd Beetz	15,166,012	15,177,271	—	—	44,630,621	(3)	69,147,247	38,490,501	(4)
Sérgio Pedreiro	—	257,500	—	—	2,635,523	(5)	5,300,412	1,425,000	(6)
Renato Semerari	—	927,159	—	—	2,012,300		5,105,091	2,475,000	(7)
Darryl McCall	481,517	481,517	—	481,517	2,622,353		4,381,610	1,972,517

(1)

Incremental payments represented in this column do not include any incremental payments reported in the column labeled “Change in Control” that the NEO is entitled to receive pursuant to such change in control.

(2)

Represents incremental payment Mr. Scannavini is entitled to receive if he had resigned for good reason after a change in control. Mr. Scannavini is entitled to receive an additional $3,800,449 if his employment had been terminated without cause after a change in control.

(3)

Represents incremental payment Mr. Beetz was entitled to receive upon retirement. Mr. Beetz was entitled to receive an additional $15,177,271 upon termination of his employment due to death or disability.

(4)

Represents incremental payments Mr. Beetz was entitled to receive if his employment was terminated without cause or he had resigned for good reason after a change in control considered a change in control under both Mr. Beetz employment agreement and Section 409A. Mr. Beetz was only entitled to receive an incremental payment of $30,901,865 if his employment is terminated without cause or if he resigns for good reason after a change in control considered a change in control under his employment agreement but not under Section 409A.

(5)

Represents incremental payments Mr. Pedreiro is entitled to receive upon his retirement or termination of his employment due to disability. Mr. Pedreiro is entitled to receive an additional $42,917 if his employment is terminated due to his death.

(6)

Represents incremental payments Mr. Pedreiro is entitled to receive if he resigns for good reason after a change in control. Mr. Pedreiro is entitled to receive an additional $257,500 if his employment is terminated without cause after a change in control.

(7)

Represents incremental payments Mr. Semerari is entitled to receive if he resigns for good reason after a change in control. Mr. Semerari is entitled to receive an additional $927,159 if his employment is terminated without cause after a change in control.

Assessment of Risks Arising from Compensation Policies and Practices

The Remuneration and Nomination Committee, with the support of an independent external company and our Senior Vice President of Human Resources, has considered whether our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us. In its assessment, the Remuneration and Nomination Committee reviews the risk and reward structure of our executive compensations policies and practices and considers the attributes in the program deemed to mitigate risk, including:

•	The use of multiple performance measures, balanced between short-term and long-term objectives and qualitative and quantitative measures of performance;

•	The Remuneration and Nomination Committee’s application of judgment when determining individual awards;

•

Paying a significant portion of compensation is in the form of long-term equity awards that align the interests of our executives and our stockholders and focus executives on the long-term value of our stock; and

•	Awarding long-term equity with five-year cliff vesting tied to continued employment with the Company so that the awards do not encourage unnecessary or excessive short-term risk taking.

In light of these factors, we do not believe that any risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on us.

DIRECTOR COMPENSATION

The following summary describes compensation paid to directors in fiscal 2012.

Annual Cash Compensation for Board Service

Each non-employee director except the Chairman of the Board of Directors (“Chairman”) and the Chair of the Audit and Finance Committee (“AFC Chair”) receives $100,000, payable annually in November. The AFC Chair receives $130,000 annually. Mr. Singer served as AFC Chair in fiscal 2012.

As Chairman, Mr. Becht is entitled to receive $400,000 annually. He received $300,000 in fiscal 2012 for the nine months he served as Chairman. Mr. Harf was entitled to an annual cash payment of $300,000 for his service as Executive Chairman. He received $75,000 in fiscal 2012 for the three months he served as Executive Chairman.

Annual Restricted Stock Unit Grant

Each non-employee director except the Chairman receives an annual grant of 10,000 RSUs under the 2007 Stock Plan for Directors. Each RSU vests on the fifth anniversary of the grant date, subject to acceleration upon termination of service due to retirement, death or disability or upon a change in control.

As Chairman, Mr. Becht is entitled to receive 30,000 RSUs annually. He received 22,500 RSUs for his service as Chairman for nine months of fiscal 2012. Mr. Harf was entitled to receive 20,000 RSUs annually for his service as Executive Chairman. He received 5,000 RSUs for his service as Executive Chairman for three months of fiscal 2012.

Management Directors

Directors who are currently employees of the Company receive no additional compensation for service on our Board of Directors. The only director who is currently also an employee of the Company is Mr. Scannavini. During fiscal 2012, Mr. Beetz was a both a director and an employee of the Company. Mr. Harf was also the Company’s Executive Chairman for the first three months of fiscal 2012.

Reimbursement of Expenses

Directors are reimbursed for reasonable expenses (including costs of travel, food and lodging) incurred when attending meetings of our Board of Directors, meeting of the committees of our Board of Directors and meetings of our stockholders. Directors are also reimbursed for other reasonable expenses relating to their service on our Board of Directors, such as visits to our offices and facilities.

Non-Employee Directors

The following table sets forth compensation information for our non-employee directors in fiscal 2012. Mr. Beetz did not receive any compensation for his service as a director in fiscal 2012 because he was an employee of the Company. Mr. Le Goff and Mr. Pohle are no longer directors on our Board of Directors, and Mr. Scannavini became a director after June 30, 2012.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards ($)(2)	Total ($)
Lambertus J.H. Becht	300,000	236,250	536,250
Bradley M. Bloom	100,000	105,000	205,000
Joachim Faber	100,000	105,000	205,000
Peter Harf	150,000	131,250	281,250
M. Steven Langman	100,000	105,000	205,000
Alain Le Goff(3)	100,000	—	100,000
Klaus Pohle(4)	60,000	—	60,000
Erhard Schoewel	100,000	105,000	205,000
Robert Singer	130,000	105,000	235,000
Jack Stahl	100,000	105,000	205,000

(1)	The amount represents annual cash compensation for service as a director, Chairman or AFC Chair, as applicable.

(2)

Amount represents the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for restricted stock units issued to non-employee directors on November 15, 2011. The grant date fair value is equivalent to the fair value of the common stock of Coty Inc. on the grant date.

(3)	Mr. Le Goff resigned as a director in December 2011. Pursuant to an agreement with the Company, Mr. Le Goff received $100,000 for his service as a director during fiscal 2012.

(4)	Mr. Pohle retired as a director in September 2011. Pursuant to an agreement with the Company, Mr. Pohle received $60,000 for his service as a director during fiscal 2012.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the amount of our common stock beneficially owned as of October 22, 2012, and as adjusted to reflect conversion of Class B common stock held by the selling stockholders and offered hereby into shares of our Class A common in connection with this offering (assuming the underwriters do not exercise their option to purchase additional shares), by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each selling stockholder, (iii) each member of our Board of Directors, (iv) each NEO and (v) all current members of our Board of Directors and executive officers, as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if that person has the right to acquire sole or shared voting or investment power over the security within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed.

Applicable percentage ownership is based on 382,593,046 shares of common stock, all of which are shares of the same class, as of October 22, 2012. In connection with the closing of this offering, we will amend and restate provisions of our Certificate of Incorporation to create a dual class common stock structure consisting of our Class B common stock and Class A common stock. As a result of that amendment and restatement, our stockholders will receive   shares of Class A common stock, except that affiliates of JAB Holdings II B.V., Berkshire Partners LLC and Rhone Capital L.L.C., which include the selling stockholders, will receive   shares of Class B common stock, in each case in exchange for their current common stock holdings. When the selling stockholders consummate sales of Class B common stock in this offering, their shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis. As a result, purchasers of our common stock in this offering will only receive Class A common stock, and only Class A common stock is being offered hereby. Shares of Class B common stock that are not sold by the selling stockholders will remain Class B common stock unless otherwise converted into shares of Class A common stock as described under “Description of Capital Stock.”

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus is as of  , 2012, and reflects or assumes:

•

the conversion of the common stock owned by our existing stockholders, all of which shares are of the same class, into   shares of Class A common stock and   shares of Class B common stock immediately upon effectiveness of our restated certificate of incorporation filed in connection with our initial public offering;

•	the immediate conversion of shares of our Class B common stock owned by the selling stockholders into shares of Class A common stock upon their sale in this offering; and

•	the underwriters’ option to purchase up to an additional shares of Class A common stock from the selling stockholders is not exercised.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 22, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*”.

Name of beneficial owner	Common Stock Beneficially Owned Prior to Offering			% of Total Voting Power Prior to Offering	Number of Shares Being Offered	Common Stock Beneficially Owned After Offering(1)				% of Total Voting power After Offering
						Class A		Class B
	Shares		%			Shares	%	Shares	%
JAB Holdings II B.V.	307,377,463	(2)	80.3%
Berkshire Partners LLC	27,173,913	(3)	7.1%
Rhône Capital L.L.C.	27,173,913		7.1%
Lambertus J.H. Becht	4,668,810		1.2%
Bernd Beetz	18,821,827	(4)	4.7%
Bradley M. Bloom	—	(5)	—
Joachim Faber	*		*
Peter Harf	8,522,800		2.2%
M. Steven Langman	—	(6)	—
Darryl McCall	*	(7)	*
Sérgio Pedreiro	*		*
Michele Scannavini	*	(8)	*
Erhard Schoewel	*	(9)	*
Renato Semerari	*	(10)	*
Robert Singer	*		*
Jack Stahl	*		*
All Directors and Management as a Group	36,060,017	(11)	9.0%

(1)	Figures include common stock underlying IPO Units that will vest upon completion of our initial public offering.

(2)

Donata Holding SE (“Donata”) and Parentes Holding SE (“Parentes”), each of which is a company with its registered seat in Austria, indirectly share voting and investment control over the shares held by JAB Holdings II B.V., a Netherlands corporation. Donata and Parentes are each controlled by Renate Reimann-Haas, Wolfgang Reimann, Matthias Reimann Andersen and Stefan Reimann Andersen, who with Joachim Faber, Peter Harf, Bart Becht and Olivier Goudet exercise voting and investment authority over the shares held by JAB Holdings II B.V. Each of the foregoing individuals disclaims the existence of a “group” with respect to and beneficial ownership of these securities for purposes of Section 13D of the Exchange Act. Each of the foregoing individuals disclaims beneficial ownership of these securities for purposes of Section 16 of the Exchange Act except to the extent of their pecuniary interest therein. The address of Donata and Parentes is Rooseveltplatz 4-5/Top 10, 1090 Vienna and the address of JAB Holdings II B.V. is Oudeweg 147, 2031 CC Haarlem, The Netherlands.

(3)

Represents (i) 22,323,076 shares of common stock owned by Berkshire Fund VII, L.P. (“Berkshire Fund VII”), (ii) 4,173,364 shares of common stock owned by Berkshire Fund VII-A, L.P. (“Berkshire Fund VII-A”), (iii) 203,342 shares of common stock owned by Berkshire Investors III LLC (“Berkshire Investors III”), and (iv) 474,131 shares of common stock owned by Berkshire Investors IV LLC (“Berkshire Investors IV”). Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Berkshire Fund VII and Berkshire Fund VII-A. The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Ross M. Jones, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler, Robert J. Small and Edward J. Whelan, Jr. (the “Berkshire Principals”). Mr. Bloom is a director of the Company. The Berkshire Principals are also the managing members of Berkshire Investors III and Berkshire Investors IV. Berkshire Fund VII, Berkshire Fund VII-A, Berkshire Investors III and Berkshire Investors IV often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Berkshire Partners LLC, a Massachusetts limited liability company (“Berkshire Partners”), is the investment advisor to Berkshire Fund VII and Berkshire Fund VII-A (collectively, the “Funds”). Berkshire Partners, the Funds, Berkshire Investors III, Berkshire Investors IV and 7BA may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, although they do not admit to being part of a group, nor have they agreed to act as part of a group. The address of all the entities and the managing members mentioned above is 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116-5021.

(4)	Includes 14,209,437 shares of common stock issuable upon exercise of vested options.

(5)

Mr. Bloom is a managing member of Berkshire Investors III, Berkshire Investors IV and 7BA. Mr. Bloom disclaims beneficial ownership of the shares held by these entities, except to the extent of any pecuniary interest therein. Mr. Bloom’s address is 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116-5021.

(6)

Mr. Langman disclaims beneficial ownership of the shares held by certain entities affiliated with Rhône for purposes of Section 16 and Section 13D of the Exchange Act. Mr. Langman, as a Managing Director of Rhône Group L.L.C., has an understanding with certain entities that are affiliated with Rhône pursuant to which he holds certain securities subject to vesting conditions not expected to occur within 60 days of October 22, 2012 for the benefit of such entities.

(7)	Includes 100,000 shares of common stock issuable upon exercise of vested options.

(8)

Includes 442,580 shares of common stock issuable upon exercise of vested options, 404,700 shares of common stock issuable upon exercise of options that are expected to vest within 60 days of October 22, 2012 and 147,000 shares of restricted stock that are expected to vest within 60 days of October 22, 2012.

(9)	Includes 45,000 shares of common stock issuable upon exercise of vested options.

(10)	Includes 250,000 shares of common stock issuable upon exercise of vested options.

(11)

Includes 16,272,017 shares of common stock issuable upon exercise of vested options, 945,650 shares of common stock issuable upon exercise of options expected to vest within 60 days of October 22, 2012 and 344,625 shares of restricted stock expected to vest within 60 days of October 22, 2012.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There were no transactions with related persons since the beginning of fiscal 2010 other than transactions described below.

Stockholders Agreement

This summary does not purport to be complete and is qualified in its entirety by the provisions of the stockholders agreement, a copy of which has been or will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

We are party to a stockholders agreement with JAB, Berkshire and Rhône. Pursuant to the stockholders agreement:

•

Berkshire and Rhône each has the right to nominate a director and each of the parties has agreed to vote for the other parties’ nominees as described in “Management—Structure of our Board of Directors”;

•

until we engage in a primary public offering of our common stock with net proceeds to us of at least $100 million, the stockholders agreement provides Berkshire and Rhône with tag-along rights in connection with sales by JAB to non-affiliates, provides JAB with drag-along rights with respect to Berkshire and Rhône and provides JAB, Berkshire and Rhône each with preemptive rights as to new equity issuances other than equity issuances as incentive compensation, or in connection with compensation;

•

in the event that Berkshire or Rhône propose to sell our common stock prior to such a primary public offering, the stockholders agreement provides us with a right of first offer, and, if we do not exercise the right, provides JAB, Berkshire and Rhône with a right to purchase the stock prior to other purchasers;

•

until such a primary public offering occurs, the stockholders agreement also requires the consent of both Berkshire and Rhône prior to certain material board decisions, such as material changes to the company’s business, certain stock repurchases or certain charter or bylaw amendments;

•

Berkshire and Rhône are generally prohibited from seeking to change or influence our management or board of directors, or to acquire more than 3% of our then-outstanding voting securities, for four years after we engage in a primary public offering of our common stock with net proceeds to us of at least $100 million; and

•

until we engage in a primary public offering of our common stock with net proceeds to us of at least $100 million, each of JAB, Berkshire and Rhône and certain of their respective affiliates is required to present to us certain corporate opportunities offered to any of them before pursuing the opportunity.

Registration Rights Agreement

We are party to a registration rights agreement that grants certain registration rights to JAB, Berkshire and Rhône, as described in “Description of Capital Stock—Registration Rights.”

Notes Payable

We had a number of notes outstanding from JAB BV throughout fiscal 2009 and 2010 and paid variable interest rates on these notes, as more fully described in Note 12, “Debt,” in our Notes to Consolidated Financial Statements.

Financing Commitment

We were party to an October 29, 2010 agreement whereby JAB BV had committed itself to providing to us up to $700 million in a facility to support certain acquisitions. We have paid JAB BV a non-refundable commitment fee of $3.6 million as compensation for its or its affiliates’ costs to finance the commitment of the facility. This agreement was terminated on February 7, 2011.

Third Party Expenses

We have also agreed to reimburse approximately $2 million in third party expenses charged to Donata Holdings BV in connection with our nonbinding offer to purchase 100% of Avon Products, Inc.

Review, Approval or Ratification of Transactions with Related Persons

Our Board of Directors has adopted a written policy regarding the approval or ratification of “related person transactions.” A related person transaction is one in which we or any of our subsidiaries participate, in which the amount involved since the beginning of our last completed fiscal year exceeds $120,000 and in which a “related person” has or will have a direct or indirect interest, other than solely as a result of being a director of, or, together with all other related persons, a less than 10% beneficial owner of an equity interest in, another entity, or both. “Related persons” are the following persons and their immediate family members: our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock. Under this policy, the Audit and Finance Committee reviews and approves, disapproves or ratifies related person transactions. In determining whether or not to approve a related person transaction, the Audit and Finance Committee takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If advance approval by the Audit and Finance Committee is not possible, then a related person transaction may be considered and ratified, if appropriate, at the Audit and Finance Committee’s next regularly scheduled meeting. The chair of the Audit and Finance Committee may pre-approve or ratify related person transactions in which the aggregate amount involved is expected to be less than $1 million. The chair reports to the Audit and Finance Committee each transaction so approved or ratified. If a related person transaction will be ongoing, the committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the related person, after which such related person transaction will be reviewed on an annual basis for guideline compliance and ongoing appropriateness.

The Audit and Finance Committee has reviewed and pre-approved the following types of related person transactions:

•	certain types of executive officer compensation;

•	compensation paid to a director if required to be reported in the Company’s proxy statement;

•

any transaction with another company to which a related person’s only relationship is as an employee (other than an executive officer), or as a director or beneficial owner of a less than 10% (together with all other related persons) equity interest in that company, or both, if the amount involved does not exceed the greater of $1 million or 2% of that company’s total annual revenue;

•

any charitable contribution, grant, or endowment by the Company to a charitable organization, foundation, or university to which a related person’s only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization’s total annual receipts;

•

any charitable contribution, grant or endowment by the Company to DKMS Americas and its affiliated charitable organizations, if the amount involved does not exceed $1 million, in aggregate, during a single fiscal year;

•	any related person transaction where the related person’s interest arises solely from the ownership of the Company’s common stock and in which all stockholders receive proportional benefits; and

•	any related person transaction in which the rates or charges involved are determined by competitive bids.

A director who is a related person with respect to a transaction may not participate in the discussion or approval of the transaction, except that the director will provide all material information concerning the related person transaction to the Audit and Finance Committee. The transactions described above were entered into prior to the adoption of our related person transaction policy and therefore were not approved under the related person transaction policy.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our indebtedness.

Short-term Debt

We maintain short-term lines of credit of $178.0 million, of which $56.7 million were outstanding as of June 30, 2012. Interest rates on amounts borrowed under these short-term lines varied between 0.7% and 9.3% during fiscal 2012.

In addition, we had undrawn letters of credit of $3.0 million as of June 30, 2012.

Credit Agreement

On August 22, 2011, we refinanced our credit facility, entering into our current Credit Agreement with JP Morgan Chase Bank, N.A. as administrative agent and Bank of America, N.A. and Wells Fargo Securities, LLC as co-syndication agents. The Credit Agreement expires on August 22, 2015. The Credit Agreement superseded prior credit agreements and provides a term loan facility of $1.25 billion (the “Term Loan”) and a revolving loan facility of $1.25 billion. Rates of interest on amounts borrowed under the Credit Agreement are based on either the USD London Interbank Offer Rate (“LIBOR”), a qualified Eurocurrency LIBOR, an alternate base rate, or a qualified local currency rate, as applicable to the borrowing, plus a margin based on our consolidated leverage ratio, or, if applicable, our credit rating by Moody’s or S&P. Interest is payable quarterly or on the last day of the interest period applicable to the borrowing under the credit facility. The weighted average effective interest rate for our borrowings under the Credit Agreement was 1.9% during fiscal 2012. Under the terms of the Credit Agreement, the Term Loan matures in 16 consecutive quarterly installments, beginning on September 30, 2012 and ending on August 22, 2015.

On June 30, 2012, we had $596.5 million available for borrowings under the Credit Agreement. The Credit Agreement contains restrictive covenants, which require us to maintain specific financial ratios, and contains certain restrictions on us with respect to guarantees, liens, sales of certain assets, acquisitions, consolidations and mergers, loans and advances, affiliate transactions, indebtedness, dividends and other distributions and changes of control. The financial covenants in the Credit Agreement require us to maintain, at the end of each fiscal quarter, a consolidated leverage ratio of consolidated total debt to consolidated EBITDA for the previous 12-month period, as each such term is defined by the Credit Agreement, equal to or less than 3.5 to 1.0 and a consolidated interest coverage ratio equal to or greater than 3.0 to 1.0.

We were in compliance with all Credit Agreement financial covenants as of June 30, 2012.

Our payment obligations under the Credit Agreement are guaranteed by five of our subsidiaries, Coty US LLC, Calvin Klein Cosmetic Corporation, Philosophy Acquisition Company, Inc., Philosophy, Inc. and OPI Products Inc.

Senior Secured Notes

On June 16, 2010, we issued $500.0 million of Senior Secured Notes in three series in a private placement transaction pursuant to the NPA: (i) $100.0 million in aggregate principal amount of 5.12% Series A Senior Secured Notes due June 16, 2017, (ii) $225.0 million in aggregate principal amount of 5.67% Series B Senior Secured Notes due June 16, 2020 and (iii) $175.0 million in aggregate principal amount of 5.82% Series C Senior Secured Notes due June 16, 2022. Interest payments are payable semi-annually in December and June. Proceeds of the offering were primarily used to pay down amounts outstanding under the Credit Agreement.

The NPA contains restrictive covenants, which require us to maintain specific financial ratios, and contains certain restrictions on us with respect to guarantees, sales of certain assets, consolidations and mergers, loans and advances, indebtedness, dividends and other distributions and changes of control. The financial covenants in the NPA require us to maintain, at the end of each fiscal quarter, a consolidated leverage ratio (as such term is defined in the NPA) equal to or less than 3.5 to 1.0 and a consolidated interest coverage ratio equal to or greater than 3.0 to 1.0.

We were in compliance with all of the NPA financial covenants as of June 30, 2012.

Our payment obligations under the NPA are guaranteed by five of our subsidiaries: Coty US LLC, Calvin Klein Cosmetics Corporation, Philosophy Acquisition Company, Inc., Philosophy, Inc. and OPI Products Inc.

DESCRIPTION OF CAPITAL STOCK

We plan to amend and restate our Certificate of Incorporation and our By-laws in connection with the completion of our initial public offering. Below is a description of the material terms and provisions of our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated By-laws (our “By-laws”) as expected to be in effect and affecting the rights of our stockholders upon the completion of our initial public offering, as well as relevant terms and provisions of the registration rights agreement, the stockholders agreement, our indemnification agreements with directors and officers and Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, By-laws, registration rights agreement and stockholders agreement, such indemnification agreements and the Delaware General Corporation Law (“DGCL”). Copies of our Certificate of Incorporation, By-laws, registration rights agreement and stockholders agreement have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to Coty Inc. and not to any of its subsidiaries.

Authorized Capital

Upon the completion of our initial public offering, our authorized capital stock will consist of:

•	shares of Class A common stock, par value $0.01 per share;

•	shares of Class B common stock, par value $0.01 per share; and

•	20,000,000 shares of preferred stock, par value $0.01 per share.

As of  , 2012, there were   shares of Class A common stock outstanding, held by approximately   stockholders, and   shares of Class B common stock outstanding, held by approximately   stockholders. At that date, there were no shares of preferred stock outstanding. Assuming that shares of Class B common stock were converted into   shares of Class A common stock as is contemplated in connection with this offering, there would have been   shares of Class A common stock outstanding, held by approximately   stockholders, and   shares of Class B common stock outstanding, held by approximately   stockholders.

Common Stock

The shares of Class A common stock and Class B common stock will be identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of Class B common stock, as described below.

Voting Rights. The holders of our Class A common stock will be entitled to one vote per share, and the holders of our Class B common stock will be entitled to ten votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require holders of either our Class A common stock or Class B common stock, as the case may be, to vote separately as a single class if we were to seek to amend our Certificate of Incorporation:

•	to increase the authorized number of shares of that class, or to increase or decrease the par value of that class; or

•	in a manner that alters or changes the powers, preferences or special rights of that class of stock in a manner that would affect its holders adversely.

Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors. Pursuant to the stockholders agreement, Berkshire and Rhône each has the right to nominate a director and each of JAB, Berkshire and Rhône has agreed to vote for Berkshire’s and Rhône’s nominees as described in “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Stockholder Action by Written Consent. Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of the Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent will expire when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock. At that time our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders.

Dividend Rights. Holders of Class A common stock and Class B common stock will be entitled to receive dividends at the same rate if, as and when declared by our Board of Directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

If we pay a dividend or distribution on the Class A common stock, payable in shares of Class A common stock, we also will be required to pay a pro rata and simultaneous dividend or distribution on the Class B common stock, payable in shares of Class B common stock. Similarly, if we pay a dividend or distribution on the Class B common stock, payable in shares of Class B common stock, we also will be required to make a pro rata and simultaneous dividend or distribution on the Class A common stock, payable in shares of Class A common stock.

Our credit facility and the indentures governing our notes impose restrictions on our ability to declare dividends on our common stock. See “Description of Indebtedness.”

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger or consolidation, holders of each class of common stock will be entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent that the voting rights of the Class A common stock and Class B common stock differ at that time.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the Class A common stock and Class B common stock treated as a single class, subject to prior satisfaction of all outstanding debts and other liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding preferred stock.

Conversion and Restrictions on Transfer. The Class A common stock will not be convertible into any other shares of our capital stock. The outstanding shares of Class B common stock will be convertible at any time as follows: (1) at the option of the holder, a share of Class B common stock may be converted into one share of Class A common stock or (2) upon the election of the holders of a majority of the then-outstanding shares of Class B common stock, all outstanding shares of Class B common stock may be converted into shares of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our Certificate of Incorporation to JAB, Berkshire, Rhône and the affiliates of each of them. Each share of Class B common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding. Once converted into Class A common stock, Class B common stock will not be reissued.

Stockholders Agreement. The stockholders agreement among the Company, JAB, Berkshire and Rhône provides JAB, Berkshire and Rhône with certain rights until we engage in a primary public offering of our common stock with net proceeds to us of at least $100 million. Until we engage in such a primary offering, the stockholders agreement provides Berkshire and Rhône with tag-along rights in connection with sales by JAB to non-affiliates, provides JAB with a drag-along right over

Berkshire and Rhône and provides JAB, Berkshire and Rhône each with preemptive rights as to certain new equity issuances. In the event that Berkshire or Rhône propose to sell our common stock prior to such a primary offering, the stockholders agreement provides us with a right of first offer, and, if we do not exercise the right, provides JAB, Berkshire and Rhône with a right to purchase the stock prior to other purchasers. Until such a primary offering occurs, the stockholders agreement also requires the consent of both Berkshire and Rhône prior to certain material board decisions (such as material changes to the company’s business, certain stock repurchases or certain charter or bylaw amendments).

Other Matters. Our Certificate of Incorporation will not entitle holders of our common stock to preemptive rights. No redemption or sinking fund provisions will be applicable to our common stock. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Capital Stock; Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply as long as our Class A common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our Certificate of Incorporation authorizes our Board of Directors to determine the preferences, limitations and relative rights of any shares of preferred stock that we choose to issue.

The existence of unissued and unreserved common stock or preferred stock may enable our Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Registration Rights

Pursuant to the terms of the registration rights agreement between us, JAB, Berkshire and Rhône, each of JAB, Berkshire and Rhône is entitled to demand and piggyback registration rights. The stockholders who are parties to the registration rights agreement will hold an aggregate of   shares of our Class B common stock and no shares of our Class A common stock, or approximately  % of the combined voting power of our common stock outstanding upon the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares). The registration rights described below will expire on the earlier of the tenth anniversary of the IPO or the date on which the securities subject to the registration rights agreement may be sold by the holder in a single transaction pursuant to Rule 144 promulgated under the Securities Act.

Demand Registration Rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, JAB, Berkshire or Rhône may request that we register all or a portion of their shares. Any such request must cover a quantity of shares with an anticipated aggregate offering price of at least $100 million. Berkshire and Rhône may request up to two such demands each. Depending on certain conditions, we may defer a demand registration for up to 90 days. The stockholders will agree pursuant to contractual lock-ups not to exercise any of their rights under the registration rights agreement during the 180-day restricted period described above.

Piggyback Registration Rights. In the event that we propose to register any of our securities under the Securities Act, either for our account or for the account of our other security holders, any of JAB, Berkshire or Rhône will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration.

Form S-3 Registration Rights. Any of JAB, Berkshire or Rhône may make a request that we register their shares on Form S-3 if we are then qualified to file a registration statement on Form S-3 and the anticipated aggregate price to the public is equal to or would exceed $25.0 million.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Our By-laws indemnify our directors and officers to the full extent permitted by the DGCL and also allow our Board of Directors to indemnify other employees. This indemnification extends to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification also extends to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

In January 2011, we entered into indemnification agreements with our directors and certain of our officers providing for certain advancement and indemnification rights. In each indemnification agreement, we agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the DGCL or by any amendment(s) thereto. In addition, in January 2011, we entered into subrogation agreements with each of Berkshire and Rhône to clarify the priority of advancement and indemnification obligations among us and each of Berkshire or Rhône with respect to advancement and indemnification of the directors nominated by Berkshire and Rhône.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, By-laws, indemnification agreements and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Venue

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company is deemed to have received notice of and consented to the foregoing provision. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our By-laws

Dual Class Structure. As described above in “—Common Stock—Voting Rights,” our Certificate of Incorporation will provide for a dual class common stock structure, under which each share of our Class A common stock will have one vote per share while each share of our Class B common stock will have ten votes per share. Because of this dual class structure, certain of our stockholders will be able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our By-laws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received at our principal executive offices no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the tenth day following the date on which a public announcement of the date of the annual meeting was made. Our By-laws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Special Meetings of Stockholders. Our By-laws will provide that special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our Board of Directors or our Secretary at the request of holders of not less than a majority of the combined voting power of our common stock.

Amendments; Vote Requirements. Our By-laws will provide that the affirmative vote of a majority of the combined voting power of the shares present in person or represented by proxy and entitled to vote on any matter is required for stockholders to amend our By-laws, including those provisions relating to the ability of stockholders to call special meetings. Under the DGCL, the affirmative vote of a majority of the combined voting power of the outstanding stock entitled to vote on the matter is required for stockholders to amend our Certificate of Incorporation, including those provisions relating to the ability of stockholders to act by written consent.

Cumulative Voting. Our Certificate of Incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL, which provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. JAB is not an “interested stockholder” as defined in Section 203 of the DGCL.

Stockholders Agreement. Pursuant to a stockholders agreement, Berkshire and Rhône each has the right to nominate a director, and each of JAB, Berkshire and Rhône has agreed to vote for

Berkshire’s and Rhône’s nominees. JAB, Berkshire and Rhône currently hold Class B common stock which carries the majority of the combined voting power of our common shares.

These provisions may make a change in control of our business more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our Board of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be .

Listing

We propose to list our Class A common stock on the New York Stock Exchange under the symbol “COTY.” Our Class B common stock is not anticipated to be listed on any stock market or exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and vesting of restricted stock units, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Based on the number of shares outstanding as of  , upon the completion of this offering, shares of our Class A common stock and  shares of our Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no vesting of outstanding restricted stock units. Of the outstanding shares,   shares sold in this offering will be freely tradable, except that any shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, in this offering may only be sold in compliance with the limitations described below.

The remaining  shares of common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or substantially similar contractual agreements, as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together hold substantially all of our outstanding shares of common stock, stock options and restricted stock units other than the shares offered hereby, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 18 days, in each case without the prior written consent of the representatives of the underwriters, or are otherwise subject to substantially similar contractual restrictions with us. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates (who will collectively hold   shares of our common stock upon completion of the offering) are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased or received shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

Upon completion of this offering, the holders of   shares, or approximately  %, of our Class A common stock (including holders of such shares of Class A common stock issuable upon conversion of our Class B common stock), or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. These shares would become fully tradable without restriction under the Securities Act immediately after they are sold under an effective registration statement, except for shares held by affiliates of the Company which may be subject to resale under Rule 144. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the investor rights agreement or the lock-up agreements, as applicable.

Form S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act in connection with this offering to register all of the shares of common stock issued or reserved for issuance following this offering under our Long-Term Incentive Plan, Executive Ownership Plan, Stock Plan for Non- Employee Directors, 2007 Stock Plan for Directors and Director Stock Purchase Plan. We expect to file this registration statement as soon as practicable after this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements or other substantially similar contractual restrictions, as applicable, and subject to vesting of such shares, as applicable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations with respect to your purchase, ownership and disposition of shares of our common stock issued pursuant to this offering and applies if you are a non-U.S. holder that purchases our common stock in this offering. You should consult your own tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of the purchase, ownership and disposition of our common stock.

In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences described in this prospectus.

We assume in this discussion that you hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not address the special tax rules applicable to particular non-U.S. holders, such as tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, persons that hold our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, and certain U.S. expatriates.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner or partnership holding our common stock, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as reducing your adjusted basis in your shares of common stock, and, to the extent it exceeds such adjusted basis, as capital gain from the sale or exchange of such common stock.

Dividends paid to you will generally be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence.

Dividends that are treated as effectively connected with your conduct of a trade or business within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by you within the United States, are generally exempt from the 30% withholding tax if you satisfy applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. If you are a corporation, U.S. effectively connected income may also be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence.

If you claim the benefit of an applicable income tax treaty between the United States and your country of residence, you will generally be required to provide a properly executed IRS Form W-8BEN (or successor form). You are urged to consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

You will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon your sale, exchange or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by you, in which case, you will generally be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons and, if you are a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•

you are an individual that is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case, you will generally be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses realized during the same taxable year, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or your holding period, if shorter) a “U.S. real property holding corporation” for U.S. federal income tax purposes, unless (1) our common stock is regularly traded on an established securities market and (2) you hold no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively. Although there can be no assurance, we do not believe that we currently are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future.

New Legislation Relating to Foreign Accounts

Legislation enacted in 2010 imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, you may be eligible for refunds or credits of such taxes. The legislation applies to payments of dividends made after December 31, 2013 (or, in the case of gross proceeds from a sale or other disposition of property, December 31, 2014). You should consult your tax advisor regarding this legislation.

Backup Withholding and Information Reporting

We must report annually to the IRS and to you the gross amount of the dividends on our common stock paid to you and the tax withheld, if any, with respect to such dividends. You will have to comply with specific certification procedures to establish that you are not a U.S. person, as defined for U.S. federal income tax purposes, in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock and certain other types of payments. The certification procedure required to claim a reduced rate of withholding under an income tax treaty will satisfy the certification requirements necessary to avoid backup withholding as well.

Information reporting and backup withholding will generally apply to the proceeds of your disposition of our common stock effected by or through the U.S. office of any broker, U.S. or foreign, unless you certify your status as a non-U.S. holder and satisfy certain other requirements, or otherwise establish an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to you where the transaction is effected outside the United States through a non-U.S. office of a broker. However, dispositions effected through a non-U.S. office of a broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States will generally be subject to information reporting, unless you certify your status as a non-U.S. holder and satisfy certain other requirements, or otherwise establish an exemption. You should consult your own tax advisors regarding the application of the information reporting and backup withholding rules to you.

Copies of information returns may be made available to the tax authorities of the country in which you reside or are incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you may be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC

Total

Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $  per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $   and are payable by us and the selling stockholders.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to   additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders, if any, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, subject to customary exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event unless the Company becomes aware that the potential material news or material event referenced in clause (y) will not occur during such 16-day period, in which case the lock-up provision shall terminate on the earliest of (A) the later of (i) the date that the Company becomes so aware and (ii) the expiration of the 180-day lock-up period, and (B) the expiration of the 18-day period beginning on the last day of the 180-day lock-up period.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “COTY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, the Company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and/or their affiliates are lenders under our existing Credit Agreement. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel to the underwriters. Davis Polk & Wardwell LLP has in the past provided, and may continue to provide, legal services to the Company.

EXPERTS

The consolidated financial statements of Coty Inc. and its subsidiaries as of June 30, 2012 and June 30, 2011, and for each of the three years ended in the period ended June 30, 2012 and the related financial statement schedule, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information, including the registration statement, the related exhibits and other material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. You may also request a copy of any of the materials mentioned above, at no cost, by writing us at 2 Park Avenue, New York, NY 10016 or telephoning us at (212) 479-4300.

Coty Inc. & Subsidiaries
Consolidated Financial Statements
As of June 30, 2012 and 2011 and for Years Ended June 30, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Coty Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Coty Inc. and its subsidiaries (the “Company”) as of June 30, 2012 and 2011, and the related consolidated statements of operations, equity, redeemable common stock and redeemable noncontrolling interests, and cash flows for each of the three years in the period ended June 30, 2012 (the “Consolidated Financial Statements”). Our audits also included the financial statement schedule listed in Part II, Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of June 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
October 22, 2012

COTY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED JUNE 30
	2012	2011	2010
	(in millions, except per share data)
Net revenues	$4,611.3	$4,086.1	$3,482.9
Cost of sales	1,824.0	1,640.0	1,473.2

Gross profit	2,787.3	2,446.1	2,009.7
Selling, general and administrative expenses	2,299.4	2,034.2	1,723.0
Amortization expense	100.1	79.6	61.1
Restructuring costs	11.1	30.5	30.6
Acquisition-related costs	10.3	20.9	5.2
Asset impairment charges	575.9	—	5.3

Operating (loss) income	(209.5)	280.9	184.5
Interest expense-related party	—	5.9	31.9
Interest expense, net	89.6	85.6	41.7
Other expense (income), net	32.0	4.4	(8.8)

(Loss) income before income taxes	(331.1)	185.0	119.7
(Benefit) provision for income taxes	(37.8)	95.1	32.4

Net (loss) income	(293.3)	89.9	87.3
Net income attributable to noncontrolling interests	13.7	12.5	11.9
Net income attributable to redeemable noncontrolling interests	17.4	15.7	13.7

Net (loss) income attributable to Coty Inc.	$(324.4)	$61.7	$61.7

Net (loss) income attributable to Coty Inc. per common share:
Basic	$(0.87)	$0.19	$0.22
Diluted	(0.87)	0.18	0.22
Weighted-average common shares outstanding:
Basic	373.0	329.4	280.2
Diluted	373.0	339.1	280.2

See notes to Consolidated Financial Statements.

COTY INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	AS OF JUNE 30
	2012	2011
	(in millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$609.4	$510.8
Trade receivables—less allowance of $19.6 and $19.2, respectively	580.5	597.9
Inventories	648.3	677.3
Prepaid expenses and other current assets	220.3	219.1
Deferred income taxes	80.0	82.0

Total current assets	2,138.5	2,087.1
Property and equipment, net	465.8	463.0
Goodwill	1,490.5	1,877.1
Other intangible assets, net	2,033.9	2,345.7
Other noncurrent assets	47.0	30.7
Deferred income taxes	7.7	10.3

TOTAL ASSETS	$6,183.4	$6,813.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$694.6	$676.9
Accrued expenses and other current liabilities	982.0	1,068.6
Short-term debt and current portion of long-term debt	190.1	47.3
Income and other taxes payable	41.5	36.9
Deferred income taxes	4.8	1.8

Total current liabilities	1,913.0	1,831.5
Long-term debt	2,270.2	2,575.1
Pension and other post-employment benefits	245.9	207.1
Deferred income taxes	287.7	442.0
Other noncurrent liabilities	329.1	298.2

Total liabilities	5,045.9	5,353.9

COMMITMENTS AND CONTINGENCIES (Note 24)
REDEEMABLE COMMON STOCK	172.4	—
REDEEMABLE NONCONTROLLING INTERESTS	95.9	86.6

EQUITY:
Common stock, $0.01 par value; 800.0 shares authorized at June 30, 2012 and 2011; 399.4 and 387.5 shares issued at June 30, 2012 and 2011, respectively; 381.9 and 370.0 shares outstanding at June 30, 2012 and 2011, respectively	4.0	3.9
Preferred stock, $0.01 par value; 20.0 shares authorized at June 30, 2012 and 2011	—	—
Additional paid-in capital	1,496.2	1,529.2
Accumulated deficit	(390.3)	(65.9)
Accumulated other comprehensive (loss) income	(147.2)	0.2
Treasury stock—at cost, shares: 17.5 at June 30, 2012 and 2011	(105.5)	(105.5)

Total Coty Inc. stockholders’ equity	857.2	1,361.9
Noncontrolling interests	12.0	11.5

Total equity	869.2	1,373.4

TOTAL LIABILITIES AND EQUITY	$6,183.4	$6,813.9

See notes to Consolidated Financial Statements.

COTY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY, REDEEMABLE COMMON STOCK
AND REDEEMABLE NONCONTROLLING INTERESTS
For the Years Ended June 30, 2012, 2011 and 2010 (in millions)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Coty Inc. Stockholders’ Equity	Noncontrolling Interests	Total Equity	Redeemable Common Stock	Redeemable Noncontrolling Interests
	Shares	Amount				Shares	Amount
BALANCE—July 1, 2009	306.2	$3.1	$818.5	$(148.7)	$(53.2)	26.0	$(146.1)	$473.6	$11.6	$485.2	$—	$82.3

Comprehensive income:
Net income				61.7				61.7	11.9	73.6		13.7
Foreign currency translation adjustment					(95.1)			(95.1)		(95.1)		0.5
Change in fair value of derivative agreements—net of $1.1 tax expense					1.8			1.8		1.8
Pension and other post-employment benefits—net of $4.8 tax benefit					(18.1)			(18.1)		(18.1)

Total comprehensive income								(49.7)	11.9	(37.8)		14.2
Distribution to noncontrolling interests									(10.7)	(10.7)		(15.0)
Adjustment of redeemable noncontrolling interests to redemption value			(4.2)					(4.2)		(4.2)		4.2

BALANCE—June 30, 2010	306.2	3.1	814.3	(87.0)	(164.6)	26.0	(146.1)	419.7	12.8	432.5	—	85.7

Retirement of Class A treasury shares	(8.5)			(40.6)		(8.5)	40.6	—
Issuance of common stock	81.5	0.8	748.7					749.5		749.5
Issuance of common stock to employees	8.3		59.2					59.2		59.2
Reclassification of employee-held common stock to liability			(59.2)					(59.2)		(59.2)
Dividend distribution			(35.7)					(35.7)		(35.7)
Comprehensive income:
Net income				61.7				61.7	12.5	74.2		15.7
Foreign currency translation adjustment					150.3			150.3	0.9	151.2		0.7
Change in fair value of derivative agreements—net of $3.0 tax expense					4.7			4.7		4.7
Pension and other post-employment benefits—net of $4.9 tax expense					9.8			9.8		9.8

Total comprehensive income								226.5	13.4	239.9		16.4
Distribution to noncontrolling interests									(14.7)	(14.7)		(13.6)
Adjustment of redeemable noncontrolling interests to redemption value			1.9					1.9		1.9		(1.9)

BALANCE—June 30, 2011	387.5	3.9	1,529.2	(65.9)	0.2	17.5	(105.5)	1,361.9	11.5	1,373.4	—	86.6

COTY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY, REDEEMABLE COMMON STOCK
AND REDEEMABLE NONCONTROLLING INTERESTS
For the Years Ended June 30, 2012, 2011 and 2010 (in millions)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Coty Inc. Stockholders’ Equity	Noncontrolling Interests	Total Equity	Redeemable Common Stock	Redeemable Noncontrolling Interests
	Shares	Amount				Shares	Amount
Issuance of common stock	11.9	0.1	128.7					128.8		128.8	$—
Reclassification of common stock to liability			(128.7)					(128.7)		(128.7)
Reclassification of liability to redeemable common stock											156.4
Fair value adjustment of redeemable common stock			(16.0)					(16.0)		(16.0)	16.0
Acquisition of noncontrolling interest			(6.6)					(6.6)	(1.4)	(8.0)
Comprehensive income:
Net (loss) income				(324.4)				(324.4)	13.7	(310.7)		17.4
Foreign currency translation adjustment					(119.3)			(119.3)	(0.5)	(119.8)
Change in fair value of derivative agreements—net of $2.7 tax expense expense					2.2			2.2		2.2
Pension and other post-employment benefits—net of $16.1 tax benefit					(30.3)			(30.3)		(30.3)

Total comprehensive (loss) income								(471.8)	13.2	(458.6)		17.4
Distribution to noncontrolling interests									(11.3)	(11.3)		(18.5)
Adjustment of redeemable noncontrolling interests to redemption value			(10.4)					(10.4)		(10.4)		10.4

BALANCE—June 30, 2012	399.4	$4.0	$1,496.2	$(390.3)	$(147.2)	17.5	$(105.5)	$857.2	$12.0	$869.2	$172.4	$95.9

See notes to Consolidated Financial Statements.

COTY INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED JUNE 30
	2012	2011	2010
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(293.3)	$89.9	$87.3
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	246.0	213.4	199.2
Asset impairment charges	575.9	—	5.3
Deferred income taxes	(153.6)	(40.9)	(94.1)
Provision for bad debts	5.5	0.3	3.1
Provision for pension and other post-employment benefits	14.2	13.6	12.1
Provision for share-based compensation	142.6	88.5	65.9
Other	18.8	16.3	(3.5)
Change in operating assets and liabilities, net of effects from purchase of acquired companies:
Trade receivables	(42.9)	15.7	(10.4)
Inventories	(15.7)	(60.9)	59.0
Prepaid expenses and other assets	(25.6)	(46.1)	8.4
Accounts payable	63.6	54.7	53.6
Accrued expenses and other liabilities	23.3	(16.6)	63.1
Tax accruals	30.5	89.6	45.0

Net cash provided by operating activities	589.3	417.5	494.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of acquired companies, net of cash acquired	(129.1)	(2,140.5)	(34.4)
Capital expenditures	(177.4)	(82.9)	(87.5)
Additions of goodwill and other intangible assets	(30.0)	(30.0)	(28.8)
Proceeds from disposals of property and equipment	2.6	0.9	0.8

Net cash used in investing activities	(333.9)	(2,252.5)	(149.9)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds of short-term debt	24.7	16.9	5.3
Proceeds from revolving loan facilities	1,554.5	1,314.9	360.0
Repayments of revolving loan facilities	(1,841.0)	(469.9)	(610.0)
Proceeds from issuance of term loans	1,250.0	800.0	—
Repayments of term loans	(1,150.0)	—	(48.3)
Proceeds from issuance of Senior Secured Notes	—	—	500.0
Repayment of related party debt—JAB BV	—	(465.0)	(165.2)
Proceeds from issuance of related party debt—DH BV	—	100.0	—
Repayment of related party debt—DH BV	—	(100.0)	—
Proceeds from sale of common stock	—	750.0	—
Dividend payment	—	(35.3)	—
Net proceeds from issuance of common stock	127.0	28.5	—
Net (payments) proceeds from foreign currency contracts	(4.8)	1.0	(0.9)
Net payments of interest rate swaps	(4.0)	—	—
Acquisition of noncontrolling interest	(8.0)	—	—
Distributions to noncontrolling interests	(11.3)	(14.7)	(10.7)
Distributions to redeemable noncontrolling interests	(18.5)	(13.6)	(15.0)
Repayment of capital lease obligations	—	—	(0.2)
Payment of deferred financing fees	(16.3)	(9.0)	(22.0)

Net cash (used in) provided by financing activities	(97.7)	1,903.8	(7.0)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(59.1)	54.5	(40.7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	98.6	123.3	296.4
CASH AND CASH EQUIVALENTS—Beginning of year	510.8	387.5	91.1

CASH AND CASH EQUIVALENTS—End of year	$609.4	$510.8	$387.5

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$76.4	$76.9	$58.4
Income taxes	67.4	60.3	55.3
Non-cash transactions:
Accrued capital expenditure additions	$44.6	$39.9	$26.3

See notes to Consolidated Financial Statements.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

1. DESCRIPTION OF BUSINESS

Coty Inc. and subsidiaries (collectively, the “Company” or “Coty”) engage in the manufacturing, marketing and distribution of women’s and men’s fragrances, color cosmetics and skin & body care related products in numerous countries throughout the world.

The Company operates on a fiscal year basis with a year-end of June 30. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended June 30 of that year. For example, references to “fiscal 2012” refer to the fiscal year ended June 30, 2012.

The Company’s revenues generally increase during the second fiscal quarter as a result of increased demand associated with the holiday season. Accordingly, the Company’s financial performance, working capital requirements, cash flow and borrowings experience seasonal variability during the three to six months preceding this season.

During fiscal 2011, the Company completed the acquisitions of TJOY Holdings Co., Ltd. (“TJoy”), Dr. Scheller Cosmetics AG and its subsidiaries (“Dr. Scheller”), OPI Products, Inc. (“OPI”) and Philosophy Acquisition Company, Inc. & Subsidiaries (“Philosophy”), which are further discussed in Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying financial statements of the Company are presented on a consolidated basis. All intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, this information contains all adjustments necessary for a fair presentation of the results for the periods presented.

The Company also consolidates majority owned entities in the United Arab Emirates, Malaysia, Singapore, Hong Kong, China, Japan and South Korea, where the Company has the ability to exercise controlling influence. Ownership interests of noncontrolling parties are recorded as noncontrolling interests or redeemable noncontrolling interests, as applicable.

Related Parties

As of June 30, 2012, the Company is a majority-owned subsidiary of JAB Holdings II B.V. (‘‘JAB”). Donata Holding SE (“DH SE”) and Parentes Holding SE (“Parentes”) indirectly control JAB and the shares of the Company held by JAB. Donata Holdings B.V. (“DH BV”) and JAB Holdings B.V. (“JAB BV”) are also controlled by DH SE and Parentes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, acquisitions, share-based compensation, pension and other post-employment benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives. Management evaluates its

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the Consolidated Financial Statements in future periods.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Restricted Cash

The Company has no restricted cash balances as of June 30, 2012. As of June 30, 2011, the Company had RMB 18.8 million ($2.9) of notes payable outstanding. Notes were payable to China Merchants Bank, China Citic Bank, and Industrial and Commercial Bank of China (“the banks”) that issue bank notes to creditors of the Company’s Chinese subsidiary. Notes payable are interest free and usually mature after a three- to six-month period. In order to issue notes payable on behalf of the Company, the banks require collateral, such as cash deposits which are approximately 50%–100% of notes issued. Restricted cash pledged as collateral for the balance of notes payable as of June 30, 2011, amounted to RMB 18.8 million ($2.9), which were included in Prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2011. Changes in restricted cash balances are recorded in Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows. These notes were repaid during fiscal 2012.

Trade Receivables

Trade receivables are stated net of the allowance for doubtful accounts, which is based on the evaluation of the accounts receivable aging, specific exposures, and historical trends.

Inventories

Inventories include items which are considered salable or usable in future periods, and are stated at the lower of cost or market value, with cost being based on standard cost which approximates actual cost on a first-in, first-out basis. Costs include direct materials, direct labor and overhead (e.g., indirect labor, rent and utilities, depreciation, purchasing, receiving, inspection and quality control) and in-bound freight costs. The Company classifies inventories into various categories based upon their stage in the product life cycle, future marketing sales plans and the disposition process.

The Company also records an inventory obsolescence reserve, which represents the excess of the cost of the inventory over its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, and requirements to support forecasted sales. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation or amortization. The cost of renewals and betterments is capitalized and depreciated. Expenditures for maintenance and repairs are expensed as incurred. Depreciation and amortization are computed principally using the straight- line method over the following estimated useful lives:

Description	Estimated Useful Lives
Buildings	20–40 years
Marketing furniture and fixtures	2–4 years
Machinery and equipment	2–15 years
Computer equipment and software	2–5 years
Property and equipment under capital leases and leasehold improvements	Lesser of lease term or economic life

Goodwill and Other Intangible Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill is allocated and evaluated at the reporting unit level which is at, or one level below, the Company’s operating segments. The Company identifies its operating segments, which are also its reportable segments, by assessing whether the components of the Company’s reportable segments constitute businesses for which discrete financial information is available and management of each operating segment regularly reviews the operating results of those components. The Company has identified five reporting units. Color Cosmetics is considered an operating segment and a reporting unit and the Fragrances and Skin & Body Care operating segments each include two reporting units. The Company assigns goodwill to one or more reporting units that are expected to benefit from synergies of the business combination.

Goodwill and other intangible assets with indefinite lives are not amortized, but rather are evaluated for impairment annually as of May 1 or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Impairment testing for goodwill is performed in two steps: (i) the determination of possible impairment, based upon the fair value of a reporting unit as compared to its carrying value; and (ii) if there is a possible impairment indicated, this step measures the amount of impairment loss, if any, by comparing the implied fair value of goodwill with the carrying amount of that goodwill.

The fair values of indefinite-lived intangible assets are estimated and compared to their respective carrying values. The trademarks’ fair values are based upon the income approach, utilizing the relief from royalty or excess earnings methodology. An impairment loss is recognized when the estimated fair value of the intangible asset is less than its carrying value.

During fiscal 2012, the Company changed its annual impairment testing date for goodwill and indefinite-lived intangible assets from January 1 to May 1. The Company considers the change in the annual impairment testing date to be preferable because it aligns the impairment test date with: (i) the Company’s fiscal year-end and (ii) the Company’s business planning and forecasting process. During fiscal 2012, the Company performed its impairment testing on January 1 and May 1.

This change is considered a change in accounting principle under GAAP. As such, the Company is required to report a change in accounting principle through retrospective application to all periods, unless it is impractical to do so. Due to the significant judgments and estimates that are utilized in goodwill and indefinite-lived intangible assets impairment analyses, the Company determined it was impracticable to objectively determine projected cash flows and related valuation estimates as of each May 1 for periods prior to May 1, 2012. As such, the Company has prospectively applied the change in the annual goodwill and indefinite-lived intangible assets

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

impairment testing date from May 1, 2012. The Company does not believe this change would have delayed, accelerated or avoided the impairment charges recorded in prior periods.

Intangible assets with finite lives are amortized principally using the straight-line method over the following estimated useful lives:

Description	Estimated Useful Lives
License agreements	Lesser of agreement term or economic life
Customer relationships	5–20 years
Trademarks	5–20 years
Product formulations	3–7 years

Impairment of Long-Lived Assets

Long-lived assets, including tangible and intangible assets with finite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. The Company estimates fair value based on the best information available, brand profitability, other factors such as image, market share and business plans, making necessary estimates, judgments and projections. If the projected undiscounted cash flows are less than the carrying value, an impairment charge would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

Deferred Financing Fees

The Company capitalizes costs related to the issuance of debt instruments, as applicable. Such costs are amortized over the contractual term of the related debt instrument in interest expense, net in the Consolidated Statements of Operations.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Interests held by partners in consolidated majority-owned subsidiaries are reflected in noncontrolling interest, which represents the noncontrolling stockholders’ interests in the underlying net assets of the Company’s consolidated majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the Consolidated Balance Sheets.

Noncontrolling interests, where the Company may be required to repurchase the noncontrolling interest at fair value under a put option or other contractual redemption requirement are reported in the Consolidated Balance Sheets between liabilities and equity, as redeemable noncontrolling interest. The Company adjusts the redeemable noncontrolling interests to the redemption values on each balance sheet date with changes recognized as an adjustment to retained earnings, or in the absence of retained earnings, as an adjustment to additional paid-in capital.

Revenue Recognition

Revenue is recognized when realized or realizable and earned. The Company’s policy is to recognize revenue when risk of loss and title to the product transfers to the customer, which usually occurs upon delivery. Net revenues comprise gross revenues less customer discounts and allowances, actual and expected returns (estimated based on returns history and position in product life cycle) and various trade spending activities. Trade spending activities primarily relate to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. Reflected in Net revenues are returns and trade spending activities of $706.5, $590.4 and $521.0 for fiscal 2012, 2011 and 2010, respectively. Returns represent 3.5%, 3.6% and 4.0% of gross

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

revenue after customer discounts and allowances for fiscal 2012, 2011 and 2010, respectively. Trade spending activities recorded as a reduction to gross revenue after customer discounts and allowances represent 9.8%, 9.0% and 9.0% for fiscal 2012, 2011 and 2010, respectively.

Cost of Sales

Cost of sales includes all of the costs to manufacture the Company’s products. For products manufactured in the Company’s own facilities, such costs include raw materials and supplies, direct labor and factory overhead. For products manufactured for the Company by third-party contractors, such costs represent the amounts invoiced by the contractors. Cost of sales also includes royalty expense associated with license agreements as discussed in Note 10. Additionally, shipping costs and depreciation and amortization expenses related to manufacturing equipment and facilities are included in Cost of sales in the Consolidated Statements of Operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include advertising costs, promotional costs, and research and development costs. Also included in selling, general and administrative expenses are share-based compensation, certain warehousing fees, non-manufacturing overhead, personnel and related expenses, rent on operating leases, and professional fees.

Advertising and promotional costs are expensed as incurred and totaled $1,085.8, $974.7 and $806.4 in fiscal 2012, 2011 and 2010, respectively. Included in advertising and promotional costs are $57.8, $49.3, and $46.1 of depreciation of marketing furniture and fixtures, such as product displays, in fiscal 2012, 2011 and 2010, respectively. Research and development costs are expensed as incurred and totaled $40.3, $36.7 and $32.4 in fiscal 2012, 2011 and 2010, respectively.

Share-Based Compensation

The Company’s share-based compensation plans are accounted for as liability plans as they allow for cash settlement or contain put features to sell shares back to the Company for cash. Accordingly, share-based compensation expense is measured at the end of each reporting period based on the fair value of the award on each reporting date and is recognized as an expense to the extent vested until the award is settled. Once the holders have retained the risks and rewards of share ownership by holding the shares for a reasonable period of time after they are vested and issued, generally deemed to be a period of six months from vesting and issuance, the liability is reclassified, in the Consolidated Balance Sheets, between liabilities and equity as Redeemable common stock at fair value. Subsequent changes in fair value of the shares classified as Redeemable common stock are recognized in retained earnings or, in the absence of retained earnings, in additional paid-in capital.

Shares are available to be awarded for nonqualified stock options, restricted shares and restricted stock units (“RSUs”) and special incentive awards. The fair value of nonqualified stock options and special incentive awards is determined using the Black-Scholes and Monte Carlo valuation models, respectively, and using the weighted-average assumptions as discussed in Note 22. The fair value of restricted shares and RSUs and common shares outstanding under liability plan accounting is based on the current share value on the reporting date.

Share-based compensation expense totaled $142.6, $88.5 and $65.9 in fiscal 2012, 2011 and 2010, respectively, and is recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations.

The terms of the plans provide that upon completion of an initial public offering, the ability to settle the awards for cash and the put features to sell the shares back to the Company for cash will no longer be available. The share-based compensation plans will provide only a share settlement option.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The Company accounts for income taxes under the asset and liability method. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company is subject to tax audits in various jurisdictions. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of liabilities for unrecognized tax benefits (“UTBs”). The Company classifies interest and penalties related to UTBs as a component of the provision for income taxes.

For UTBs, the Company first determines whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to UTBs and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company’s operating results or financial condition and cash flows.

It is the Company’s intention to permanently reinvest undistributed earnings and profits from the Company’s foreign operations that have been generated through June 30, 2012, and future plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations. Accordingly, no provision has been made for U.S. income taxes on undistributed earnings of foreign subsidiaries as of June 30, 2012. It is not possible for the Company to determine the amount of additional income and withholding taxes that may be payable in the event the remaining undistributed earnings are repatriated.

Restructuring Costs

The Company may incur restructuring charges in connection with plans to restructure and integrate acquired businesses or in connection with cost-reduction initiatives that are initiated from time to time. Included in restructuring costs are all restructuring charges directly associated with the exit or disposal activity and certain costs associated with integrating an acquired business.

Business Combinations

The Company records business combinations under the acquisition method of accounting. All acquired assets, liabilities assumed, and any noncontrolling interest in the acquiree are recorded at the acquisition date fair value. Acquisition-related costs, such as banking, legal, accounting and other costs incurred in connection with an acquisition are expensed as incurred.

Fair Value Measurements

The following fair value hierarchy is used in selecting inputs for those assets and liabilities measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The Company evaluates these inputs and recognizes transfers between levels, if any, at the end of each reporting period. The hierarchy consists of three levels:

Level 1—Valuation based on quoted market prices in active markets for identical assets or liabilities;

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Level 2—Valuation based on inputs other than Level 1 inputs that are observable for the assets or liabilities either directly or indirectly;

Level 3—Valuation based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and supported by little or no observable market activity.

The Company has chosen not to elect the fair value measurement option for any instruments not required to be measured at fair value on a recurring basis. During fiscal 2011, the Company elected to measure the deferred brand growth liability at fair value. As of June 30, 2012, the deferred brand growth liability is no longer measured at fair value as it became a fixed amount (see Notes 4 and 18).

Derivative Instruments and Hedging Activities

As described in Note 19, the Company utilizes derivative instruments to manage certain foreign currency and interest rate exposures. The Company may also utilize derivative instruments to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. Derivative financial instruments are recorded as either assets or liabilities on the balance sheet and are measured at fair value. For derivatives not designated as hedging instruments, changes in fair value are recorded in Other expense (income), net or Interest expense, net in the Consolidated Statements of Operations. For derivatives designated as hedging instruments, changes in the fair value are recorded in Accumulated other comprehensive income (loss) (“AOCI/(L)”). Gains and losses deferred in AOCI/(L) are then recognized in net (loss) income if it is determined that the derivatives are not highly effective or have ceased to be highly effective, and are recorded in the line item in the Consolidated Statements of Operations to which the derivative relates.

Accumulated Other Comprehensive Income (Loss)

Components of AOCI/(L) are presented below:

	July 1, 2009	2010 Activity	June 30, 2010	2011 Activity	June 30, 2011	2012 Activity	June 30, 2012
Foreign currency translation adjustment	$(42.2)	$(95.1)	$(137.3)	$150.3	$13.0	$(119.3)	$(106.3)
Fair value of derivatives—net of tax	(8.7)	1.8	(6.9)	4.7	(2.2)	2.2	—
Actuarial (loss) gain on post-employment benefits—net of tax	(3.3)	(17.4)	(20.7)	10.0	(10.7)	(30.2)	(40.9)
Prior service credit (cost) on post-employment benefits—net of tax	1.0	(0.7)	0.3	(0.2)	0.1	(0.1)	—

Accumulated other comprehensive (loss) income	$(53.2)	$(111.4)	$(164.6)	$164.8	$0.2	$(147.4)	$(147.2)

Foreign Currency

Assets and liabilities of foreign operations are translated into United States dollars at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted-average exchange rates prevailing during each period presented. Translation gains or losses are reported as cumulative adjustments through AOCI/(L).

Exchange gains or losses incurred on transactions conducted by one of the Company’s operations in a currency other than the operation’s functional currency are primarily reflected in cost of sales or operating expenses.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Net (losses) gains of $(1.9), $15.9 and $17.8 in fiscal 2012, 2011 and 2010, respectively resulting from non-financing foreign exchange currency transactions are included in their associated expense type and are reflected in Operating income in the Consolidated Statements of Operations.

Net losses of $39.7, $12.4 and $4.1 in fiscal 2012, 2011 and 2010, respectively resulting from financing foreign exchange currency transactions are included in Interest expense, net and Other expense (income), net in the Consolidated Statements of Operations.

Recent Accounting Pronouncements

Other than described below, no new accounting pronouncements adopted or issued by the Financial Accounting Standards Board (“FASB”) during fiscal 2012 had or are expected to have a material impact on the Company’s Consolidated Financial Statements.

In July 2012, the FASB amended its authoritative guidance in order to simplify how entities test indefinite-lived intangible assets for impairment. Under the new amendment, an entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then performing the quantitative impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform quantitative impairment test by calculating the fair value of the indefinite-lived intangible asset and comparing the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, then the entity recognize an impairment loss equal to that excess. This amendment becomes effective for impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012, with early adoption permitted. This amendment will be effective for the Company’s interim and annual consolidated financial statements for fiscal 2014 and the Company has not yet determined what impact, if any, the adoption will have on the Company’s Consolidated Financial Statements.

In December 2011, the FASB enhanced its disclosure requirements regarding offsetting assets and liabilities as a joint effort with the International Accounting Standards Board. This amendment increases the comparability of the balance sheet prepared under GAAP and International Financial Reporting Standards (“IFRS”). This amendment enhances disclosures and provides converged disclosures about financial instruments and derivative instruments that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the balance sheet. Entities are required to provide both net and gross information for these assets and liabilities in order to enhance comparability between GAAP financial statements and IFRS financial statements. This amendment will be effective for the Company’s interim and annual consolidated financial statements for fiscal 2014 and is not expected to have a material impact on the Company’s Consolidated Financial Statements upon implementation.

In September 2011, the FASB amended its authoritative guidance in order to simplify how entities test goodwill for impairment. Under the new amendment, an entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity must perform the second step of the goodwill impairment test to measure the amount of the impairment loss. This amendment becomes effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. This amendment will be effective

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

for the Company’s interim and annual consolidated financial statements for fiscal 2013 and the Company has not yet determined what impact, if any, the adoption will have on the Company’s Consolidated Financial Statements.

In June 2011, the FASB amended its authoritative guidance related to the presentation of comprehensive income, requiring entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the current income statement format, and the second statement would include components of other comprehensive income (“OCI”). Regardless of which option an entity chooses to present comprehensive income, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement where the components of net income and OCI are presented. In December 2011, the FASB decided to evaluate alternative presentation formats regarding the reclassification adjustments from items that are reclassified from OCI to net income and reinstated requirements regarding reclassifications out of OCI that were in place before the June 2011 amendment. All other requirements, including the requirement to report comprehensive income either in a continuous statement of comprehensive income or two separate but consecutive statements, remain in effect. This amendment will be effective for the Company’s interim and annual Consolidated Financial Statements for fiscal 2013 and is not expected to have a material impact on the Company’s Consolidated Financial Statements upon implementation, other than its presentation.

In May 2011, the FASB amended its authoritative guidance related to fair value measurements to provide a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). This guidance clarifies the application of existing fair value measurement and expands the existing disclosure requirements. This guidance became effective for the Company during fiscal 2012 and was applied prospectively. This guidance did not have an impact on the Company’s Consolidated Financial Statements. As a result of the adoption of this guidance, the Company did not change its valuation techniques but made additional disclosures. See Note 18 for new disclosure pursuant to this guidance.

In January 2010, the FASB amended its authoritative guidance related to fair value measurement requiring entities to make new disclosures about recurring or nonrecurring fair-value measurements of assets and liabilities, including (i) the amounts of significant transfers between Level 1 and Level 2 fair-value measurements and the reasons for the transfers, (ii) the reasons for any transfers in or out of Level 3, and (iii) information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation of assets and liabilities, and information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair-value measurements. The Company adopted the new guidance during fiscal 2011, except for certain detailed recurring Level 3 disclosures, which became effective for the Company during fiscal 2012. See Note 18 for new disclosure requirements.

3. SEGMENT REPORTING

Operating segments include components of the enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as its Executive Committee (“EC”), which includes the Chief Executive Officer, Chief Financial Officer and other key members of management.

The Company has determined that its operating and reportable segments are Fragrances, Color Cosmetics and Skin & Body Care (also referred to as “segments”). The reportable segments also represent the Company’s product groupings. In addition to reflecting the Company’s business model,

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

these segments also reflect how the EC reviews operating results when making decisions about resources to be allocated to the segments and when assessing their performance. Fragrance products include a variety of men’s and women’s products, with brands associated with fashion designers, entertainment personalities and lifestyle brands. Color Cosmetics products include lip, eye, nail and facial color products. Skin & Body Care products include shower gels, deodorants, skin care and sun treatment products.

The Company evaluates segment performance based on several factors, including Operating income (loss). The Company uses Operating income (loss) as a measure of the segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

Corporate primarily includes a component of share-based compensation expense, restructuring charges and certain other expense items not attributable to ongoing operating activities of the segments. The component of share-based compensation expense included in Corporate represents the difference between share-based compensation expense accounted for under equity plan accounting which the Company uses to measure the performance of the Company’s segments, and under liability plan accounting, which the Company uses to measure the share-based compensation in the Consolidated Financial Statements. The items within Corporate relate to corporate-based responsibilities and decisions and are not used by the EC to measure the underlying performance of the segments.

With the exception of goodwill and acquired intangible assets, the Company does not identify or monitor assets by segment. The Company does not present assets by reportable segment since various assets are shared between reportable segments. The allocation of goodwill and acquired intangible assets by segment appears in Note 10.

SEGMENT DATA	Year Ended June 30
	2012	2011	2010
Net revenues:
Fragrances	$2,452.8	$2,325.3	$2,113.3
Color Cosmetics	1,430.6	1,143.2	891.0
Skin & Body Care	727.9	617.6	478.6

Total	$4,611.3	$4,086.1	$3,482.9

Depreciation and amortization:
Fragrances	$82.5	$82.3	$97.2
Color Cosmetics	79.3	60.8	52.6
Skin & Body Care	43.2	34.5	10.7
Corporate	41.0	35.8	38.7

Total	$246.0	$213.4	$199.2

Operating income (loss):
Fragrances	$340.5	$286.9	$192.8
Color Cosmetics	200.2	115.7	68.9
Skin & Body Care	(577.8)	30.2	17.7
Corporate	(172.4)	(151.9)	(94.9)

Total	$(209.5)	$280.9	$184.5

Reconciliation:
Operating (loss) income	$(209.5)	$280.9	$184.5
Interest expense—related party	—	5.9	31.9
Interest expense, net	89.6	85.6	41.7
Other expense (income), net	32.0	4.4	(8.8)

Income Before Income Taxes	$(331.1)	$185.0	$119.7

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

GEOGRAPHIC DATA	Year Ended June 30
	2012	2011	2010
Net revenues:
Americas(a)	$1,874.5	$1,521.9	$1,244.3
EMEA(b)	2,218.0	2,129.0	1,917.3
Asia Pacific(c)	518.8	435.2	321.3

Total	$4,611.3	$4,086.1	$3,482.9

(a)	includes North & South America

(b)	includes Europe, Middle East and Africa

(c)	includes Asia and Australia

	Year Ended June 30
	2012	2011	2010
Net revenues:
U.S.	$1,510.9	$1,190.3	$934.1
Switzerland(a):
Travel Retail and Export	491.6	446.3	369.2
U.K.	373.3	352.2	339.2
Netherlands	102.1	93.0	84.2
Domestic	38.3	33.7	28.1

Total Switzerland	1,005.3	925.2	820.7
Germany	442.7	423.8	365.2
All other	1,652.4	1,546.8	1,362.9

Total	$4,611.3	$4,086.1	$3,482.9

Long-lived assets:
U.S.	$2,926.8	$3,482.5	$1,569.7
All other	1,063.4	1,203.3	664.9

Total	$3,990.2	$4,685.8	$2,234.6

(a)

The Company’s subsidiaries in Switzerland generate revenues from sales in the U.K., and the Netherlands, domestic sales in Switzerland as well as the Travel Retail and Export business (which sells to a large number of travel outlets, including duty free shops, airlines and other tax-free zones in several countries), as specified separately in the table above.

For Net revenues, a major country is defined as a group of subsidiaries in a country with combined revenues greater than 10% of consolidated net revenues or as otherwise deemed significant.

For Long-lived assets, a major country is defined as a group of subsidiaries within a country with combined long-lived assets greater than 10% of consolidated long-lived assets or as otherwise deemed significant. Long-lived assets include property and equipment, goodwill and other intangible assets.

No customer or group of affiliated customers accounted for more than 10% of the Company’s Net revenues in fiscal 2012, 2011 or 2010 or are deemed significant.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

4. ACQUISITIONS

During fiscal 2011, the Company completed four acquisitions which further enhanced its Color Cosmetics and Skin & Body Care segments.

Acquired entity	Date acquired	Purchase price	Segment
TJoy	January 14, 2011	$346.2	Skin & Body Care
Dr. Scheller	January 3, 2011	53.9	Color Cosmetics
OPI	December 20, 2010	948.8	Color Cosmetics
Philosophy	December 17, 2010	929.7	Skin & Body Care

Acquisition of TJoy

On January 14, 2011, to extend its skin care business and provide a solid foothold in China, the Company acquired TJoy, via a stock purchase, for a total purchase price of RMB 2,400.0 million ($351.7 as of January 14, 2011), subject to certain post-closing adjustments estimated at RMB 102.2 million ($16.1, $15.8 and $15.5 as of June 30, 2012, 2011 and January 14, 2011, respectively). The Company made a first payment of RMB 1,380.0 million ($208.1) for 60% of TJoy shares on January 14, 2011. From that date, the Company is entitled to 100% of TJoy results of operations, which is consolidated into the Company’s financial results. On January 19, 2012, the Company paid RMB 816.0 million ($129.1) for 32% of TJoy shares.

On June 25, 2012, the Company commenced arbitration proceedings in Hong Kong to resolve claims between the parties with respect to the final amounts due under the Share Purchase Agreement. The Company has accrued RMB 204.0 million ($32.1) for the remaining 8% of the TJoy shares in Accrued expenses and other current liabilities in the Consolidated Balance Sheets as of June 30, 2012. As part of the Share Purchase Agreement, the Company has also accrued payments in connection with sales growth targets for certain of the Company’s existing brands that are distributed through the TJoy subsidiary (“deferred brand growth liability”) that were estimated to be RMB 66.0 million ($10.0) as of January 14, 2011 and RMB 54.0 million ($8.5) as of June 30, 2011. As of June 30, 2012, the deferred brand growth liability is RMB 33.4 million ($5.3). Any amounts payable for the remaining 8% of the TJoy shares and the outstanding deferred brand growth liability described above will be determined upon the conclusion of the arbitration.

Transaction-related costs of $7.7 were expensed as incurred in connection with the acquisition, of which $0.5, $2.3 and $4.9 were expensed during fiscal 2012, 2011 and 2010, respectively, and were included in Acquisition-related costs in the Consolidated Statements of Operations. The Company terminated other existing manufacturing and distribution agreements in connection with the acquisition, which resulted in $0.3 and $5.7 in termination fees, which were included in Restructuring costs in the Consolidated Statements of Operations in fiscal 2012 and 2011, respectively. Additional integration costs of $0.8 were recorded in fiscal 2011 and were included in Acquisition-related costs in the Consolidated Statements of Operations in fiscal 2011.

Goodwill is not deductible for tax purposes and is attributable to expected synergies resulting from research and development integration, leveraging the operations and distribution of the existing business and its assembled work force in this key geography. Goodwill has been allocated to the Skin & Body Care segment.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The consideration paid to the seller and the final amounts of the assets acquired and liabilities assumed in the TJoy acquisition are presented below:

Consideration:
Cash paid at acquisition	$208.1
Payable to seller	143.6
Deferred brand growth liability	10.0
Receivable from seller—post-closing adjustments	(15.5)

Purchase price	$346.2

Recognized amounts of identifiable assets and liabilities assumed:

	Estimated fair value	Estimated useful life (in years)
Accounts receivable	$12.0
Inventories	18.9
Prepaid expenses and other assets	2.4
Property and equipment	19.1
Deferred brand growth charge	10.0
Other current assets	0.9
Goodwill	224.8
Trademarks	81.8	Indefinite
Customer relationships	45.5	9–13
Product formulations	6.9	3
Other long-term assets	3.5
Accounts payable and accrued liabilities	(44.8)
Deferred taxes, net	(34.8)

Total identifiable net assets:	$346.2

For fiscal 2011, Net revenues and Net losses included in the Company’s Consolidated Statements of Operations from the date of acquisition were $41.9 and $(8.0), respectively.

The Company recorded $0.5 and $1.4 in Cost of sales in fiscal 2012 and 2011, respectively, for the fair value adjustment made to inventory as part of the purchase price allocation.

Acquisition of Dr. Scheller

On January 3, 2011, the Company acquired 100% of Dr. Scheller’s stock for €40.3 million ($53.9). The acquisition further enhances Coty’s Color Cosmetics segment through the addition of Dr. Scheller’s German makeup brand Manhattan and its anti-acne cosmetic brand Manhattan Clearface to its brand portfolio.

Transaction-related costs of $0.6 were expensed as incurred in connection with the acquisition and were included in Acquisition-related costs in the Consolidated Statements of Operations in fiscal 2011.

The Company initiated Acquisition Integration Program activities related to the Dr. Scheller acquisition in fiscal 2011 immediately after the purchase. Actions associated with the program aggregated $13.5 before taxes were completed in fiscal 2012 with cash payments expected to continue through fiscal 2013. Such costs were included in Restructuring costs in the Consolidated Statements of Operations. See Note 5 for further information. Additional integration costs of $1.2 were recorded in fiscal 2011 and were included in Acquisition-related costs in the Consolidated Statements of Operations.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Goodwill is not deductible for tax purposes and is attributable to expected synergies resulting from integrating research and development, operations, distribution and marketing with the existing business. Goodwill has been allocated to the Color Cosmetics segment.

The following table summarizes the consideration paid to the seller and the final amounts of the assets acquired and liabilities assumed in the Dr. Scheller acquisition:

Consideration—Cash paid:	$53.9

Recognized amounts of identifiable assets and liabilities assumed:
	Estimated fair value	Estimated useful life (in years)
Accounts receivable	$10.0
Inventories	15.1
Prepaid expenses and other assets	0.4
Property and equipment	6.6
Goodwill	33.8
Trademarks—indefinite	20.7	Indefinite(a)
Trademarks—finite	1.5	10
Customer relationship	3.9	5
Other long-term assets	1.1
Accounts payable and accrued liabilities	(27.4)
Deferred tax liability	(7.1)
Other long-term liability	(4.7)

Total identifiable net assets:	$53.9

(a)

As discussed in Note 10, the Company determined in fiscal 2012 that the estimated useful life of the TJoy trademark is no longer indefinite and is amortizing over eight years effective with the fourth quarter of fiscal 2012.

For fiscal 2011, Net revenues and Net income included in the Company’s Consolidated Statements of Operations from the date of acquisition were $59.9 and $3.2, respectively.

The Company recorded $0.7 in Cost of sales in fiscal 2011 for the fair value adjustment made to inventory as part of the purchase price allocation.

Acquisition of OPI

On December 20, 2010, the Company acquired 100% of the net assets of salon nail care specialist OPI for $948.8. The assets acquired included a wide spectrum of nail care products, including OPI’s nail lacquers, nail treatments, and hand care products. Adding OPI’s complete spectrum of nail care products has allowed the Company to enhance its Color Cosmetics segment.

Transaction-related costs of $8.0 and integration costs of $0.1 were expensed as incurred and were included in Acquisition-related costs in the Consolidated Statements of Operations in fiscal 2011. The Company also terminated distribution agreements in connection with the acquisition, which resulted in $2.0 and $0.5 in termination fees and were included in Restructuring costs in the Consolidated Statements of Operations in fiscal 2012 and 2011, respectively.

Goodwill is not deductible for tax purposes and is attributable to expected synergies resulting from integration of procurement, as well as research and development, and leveraging the salon distribution channel with the existing business and its assembled work force. Goodwill has been allocated to the Color Cosmetics segment.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The following table summarizes the consideration paid to the sellers and the final amounts of the assets acquired and liabilities assumed in the OPI acquisition:

Consideration:
Cash paid	$951.1
Receivable from seller	(2.3)

Purchase price	$948.8

Recognized amounts of identifiable assets and liabilities assumed:

	Estimated fair value	Estimated useful life (in years)
Accounts receivable	$29.0
Inventories	33.1
Prepaid expenses and other assets	1.5
Deferred tax asset	2.1
Property and equipment	10.2
Goodwill	138.2
Trademarks	660.0	Indefinite
Customer relationships	79.0	11
Intellectual property	5.0	7
Product formulations	4.0	3
Accounts payable and accrued liabilities	(11.7)
Unfavorable leases	(1.6)

Total identifiable net assets:	$948.8

For fiscal 2011, Net revenues and Net income included in the Company’s Consolidated Statements of Operations from the date of acquisition were $135.3 and $38.6, respectively.

The Company recorded $7.8 in Cost of sales in fiscal 2011 for the fair value adjustment made to inventory as part of the purchase price allocation.

Acquisition of Philosophy

On December 17, 2010, the Company acquired 100% of Philosophy stock for $929.7. The acquisition strengthens the Company’s position in the prestige skin care category. Transaction-related costs of $7.5 and integration costs of $0.4 were expensed as incurred and were included in Acquisition-related costs in the Consolidated Statements of Operations in fiscal 2011. The Company terminated distribution agreements in connection with the acquisition, which resulted in $0.3 in termination fees and were included in Restructuring costs in the Consolidated Statements of Operations in fiscal 2011.

The step up goodwill is not deductible for tax purposes and is attributable to expected synergies associated with integrating research and development capabilities, operations and distribution with the existing business. Goodwill was allocated 95.9% and 4.1% to the Skin & Body Care and Fragrance segments, respectively.

The following table summarizes the consideration paid to the seller and the final amounts of the assets acquired and liabilities assumed in the Philosophy acquisition:

Consideration:
Cash	$934.1
Receivable from seller	(4.4)

Purchase price	$929.7

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Recognized amounts of identifiable assets and liabilities assumed:

	Estimated fair value	Estimated useful life (in years)
Accounts receivable	$33.6
Inventories	32.9
Prepaid expenses and other assets	1.3
Property and equipment	20.8
Goodwill	454.6
Trademarks—indefinite	395.9	Indefinite
Trademarks—finite	3.1	5
Customer relationship	167.1	7–10
Product formulations	3.5	3
Deferred tax liability, net	(145.7)
Accounts payable and accrued liabilities	(35.5)
Other long-term liability	(1.9)

Total identifiable net assets:	$929.7

For fiscal 2011, Net revenues and Net income included in the Company’s Consolidated Statements of Operations from the date of acquisition were $102.6 and $13.5, respectively.

The Company recorded $10.4 in Cost of sales in fiscal 2011 for the fair value adjustment made to inventory as part of the purchase price allocation.

Russian Acquisition

On July 1, 2009, the Company acquired 100% of the assets of a Russian distribution business, for €24.2 million ($34.4) in cash, which allowed the Company to establish its own subsidiary in Russia and distribution rights in certain surrounding territories. The Company recognized $0.3 of transaction- related costs in fiscal 2010 that were recorded in Acquisition-related costs in the Consolidated Statements of Operations.

The purchase resulted in goodwill of $24.2, which is deductible for tax purposes and represents expected synergies associated with integrating the Company’s operating model with the existing business, and the long-term value that the Company expects to obtain from expanding the existing workforce and distribution capabilities. Goodwill has been allocated to the Fragrance, Color Cosmetics, and Skin & Body Care segments for 47.1%, 16.5% and 36.4%, respectively. The estimated useful life of other intangible assets acquired, which represent customer relationships, is 10 years.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Unaudited Pro Forma Information

The unaudited Consolidated Statements of Operations in the table below summarize the combined results of operations of TJoy, Dr. Scheller, OPI, Philosophy and the Company, on a pro forma basis, as though the companies had been combined on July 1, 2009. The pro forma Consolidated Statements of Operations are presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place on July 1, 2009. The pro forma Consolidated Statements of Operations for fiscal 2011 and 2010 are presented below:

	2011	2010
Pro forma Net revenues	$4,342.7	$4,030.3
Pro forma Operating income	377.9	302.7
Pro forma Net income	147.0	148.8
Pro forma Net income attributable to Coty Inc.	118.8	123.3
Pro forma Earnings per share
Basic	$0.36	$0.44
Diluted	0.35	0.44

5. RESTRUCTURING COSTS

Restructuring costs for fiscal 2012, 2011 and 2010 are presented below:

	2012	2011	2010
Acquisition Integration Programs	$3.8	$18.5	$—
2009 Cost Savings Program	7.3	12.0	30.6

	$11.1	$30.5	$30.6

Acquisition Integration Programs

In connection with the acquisition of Dr. Scheller, the Company initiated an Acquisition Integration Program in fiscal 2011. Actions and cash payments associated with the program were initiated immediately after the acquisition and were completed in fiscal 2012 with cash payments expected to continue through fiscal 2013. The program aggregated restructuring charges of $13.5 before taxes. Charges of $0.4 and $8.2, relating to the elimination of approximately 90 positions, were incurred in fiscal 2012 and 2011, respectively. Charges of $1.1 and $3.8, relating to third-party contract terminations and other exit costs, were incurred in fiscal 2012 and 2011, respectively.

In connection with the TJoy, OPI and Philosophy acquisitions, the Company terminated manufacturing and distribution agreements, which resulted in $2.3 and $6.5 in third-party contract termination fees incurred in fiscal 2012 and 2011, respectively.

Total charges of $3.8 and $18.5 were recorded in Restructuring costs in fiscal 2012 and 2011, respectively, in the Consolidated Statements of Operations. These charges were included in Corporate (see Note 3). The aggregate restructuring charges for the program are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
2011	$8.2	$10.0	$0.3	$18.5
2012	0.4	3.5	(0.1)	3.8

Charges recorded through June 30, 2012	$8.6	$13.5	$0.2	$22.3

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The related liability balance and activity for the restructuring charges are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
Initial provision	$8.2	$10.0	$0.3	$18.5
Payments	(0.6)	(4.3)	(0.2)	(5.1)
Foreign currency translation	0.7	—	—	0.7

Balance—June 30, 2011	8.3	5.7	0.1	14.1
Restructuring charges	0.4	4.2	—	4.6
Changes in estimates	—	(0.7)	(0.1)	(0.8)
Payments	(8.3)	(6.6)	—	(14.9)
Foreign currency translation	(0.2)	(0.3)	—	(0.5)

Balance—June 30, 2012	$0.2	$2.3	$—	$2.5

The Company currently estimates that the total remaining accrual of $2.5 will be utilized during fiscal 2013.

2009 Cost Savings Program

During fiscal 2009, the Company’s Board of Directors approved a multi-faceted cost savings program (the “Program”) designed to reduce ongoing costs and improve the Company’s operating profit margins. The Program aggregated restructuring charges of $89.0 before taxes. The Program includes organizational headcount reductions, workforce realignments and outsourcing of certain North American manufacturing and distribution operations. The Program, which reflects a reduction of workforce by approximately 900 employees, commenced in fiscal 2009. The Program was completed in fiscal 2012 with cash payments expected to continue through fiscal 2015.

Total charges of $7.3, $12.0 and $30.6 were recorded in Restructuring costs in fiscal 2012, 2011 and 2010, respectively, in the Consolidated Statements of Operations. These charges were included in Corporate (see Note 3). The aggregate restructuring charges for the Program are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
2009	$35.3	$2.4	$1.4	$39.1
2010	26.5	1.6	2.5	30.6
2011	5.8	0.6	5.6	12.0
2012	6.4	0.5	0.4	7.3

Charges recorded through June 30, 2012	$74.0	$5.1	$9.9	$89.0

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The related liability balance and activity for the restructuring charges are presented below:

	Severance and Employee Benefits	Third-Party Contract Terminations	Other Exit Costs	Total Integration Costs
Balance—July 1, 2009	$25.3	$0.5	$0.2	$26.0
Restructuring charges	31.2	1.9	2.6	35.7
Changes in estimates	(4.7)	(0.3)	(0.1)	(5.1)
Payments	(27.3)	(0.2)	(2.7)	(30.2)
Foreign currency translation	(1.6)	—	—	(1.6)

Balance—June 30, 2010	22.9	1.9	—	24.8
Restructuring charges	10.6	0.9	5.7	17.2
Changes in estimates	(4.8)	(0.3)	(0.1)	(5.2)
Payments	(18.1)	(1.9)	(5.3)	(25.3)
Foreign currency translation	1.7	—	—	1.7

Balance—June 30, 2011	12.3	0.6	0.3	13.2
Restructuring charges	10.0	0.5	0.6	11.1
Changes in estimates	(3.6)	—	(0.2)	(3.8)
Payments	(9.3)	(0.2)	(0.8)	(10.3)
Foreign currency translation	(0.7)	(0.2)	0.2	(0.7)

Balance—June 30, 2012	$8.7	$0.7	$0.1	$9.5

The estimates were revised in 2012, 2011 and 2010 by $3.8, $5.2 and $5.1, respectively, mainly due to lower than expected severance expenses. The Company currently estimates that the total remaining accrual of $9.5 will result in cash expenditures of approximately $9.0, $0.4 and $0.1 in each fiscal 2013 through 2015, respectively.

In addition to the Program charges reflected above, the Company recorded accelerated depreciation of $5.6 and $10.5 in fiscal 2011 and 2010, respectively, resulting from a change in the estimated useful life of a manufacturing facility.

6. ACQUISITION-RELATED COSTS

Acquisition-related costs for fiscal 2012, 2011 and 2010 are presented below:

	2012	2011	2010
Transaction-related costs	$10.3	$18.4	$5.2
Integration costs	—	2.5	—

	$10.3	$20.9	$5.2

Transaction-Related Costs—Transaction-related costs represent external costs directly related to acquiring a company, for both completed and contemplated business combinations and can include expenditures for finder’s fees, legal, accounting, valuation and other professional or consulting fees. Transaction- related costs in fiscal 2012 primarily represent costs incurred in connection with an acquisition opportunity that was withdrawn. Transaction-related costs in fiscal 2011 and 2010 represent costs directly related to acquisitions completed in fiscal 2011.

Integration Costs—Integration costs for fiscal 2011 represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting, system integration and other professional services related to acquisitions completed in fiscal 2011.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

7. TRADE RECEIVABLES—FACTORING

The Company factors its Trade receivables with banks on a non-recourse basis. Trade receivables factored with third parties amounted to $350.0 and $299.6 in fiscal 2012 and 2011, respectively. Remaining balances due from factors amounted to $11.4 and $9.9 as of June 30, 2012 and 2011, respectively, and are included in Trade receivables in the Consolidated Balance Sheets. Factoring fees paid under these arrangements amounted to $1.4, $1.0 and $0.5 in fiscal 2012, 2011 and 2010, respectively, which were recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations.

8. INVENTORIES

Inventories as of June 30, 2012 and 2011 are presented below:

	2012	2011
Raw materials	$194.2	$173.4
Work-in-process	44.3	61.5
Finished goods	409.8	442.4

Total inventories	$648.3	$677.3

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of June 30, 2012 and 2011 are presented below:

	2012	2011
Land, buildings and leasehold improvements	$202.8	$220.2
Machinery and equipment	475.0	484.4
Marketing furniture and fixtures	245.7	218.1
Computer equipment and software	259.4	257.3
Construction in progress	52.2	50.6

	1,235.1	1,230.6
Accumulated depreciation and amortization	(769.3)	(767.6)

Property and equipment, net	$465.8	$463.0

Depreciation and amortization expense of property and equipment totaled $145.9, $133.8 and $138.1 in fiscal 2012, 2011 and 2010, respectively. Depreciation and amortization expense is recorded in Cost of sales and Selling, general and administrative expenses in the Consolidated Statements of Operations.

In fiscal 2012, the Company recorded asset impairment charges in Corporate (see Note 3) of $2.9, primarily relating to a manufacturing facility. There were no asset impairments in fiscal 2011. In fiscal 2010, asset impairment charges for property and equipment totaled $5.3 primarily related to the Skin & Body Care segment.

10. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill and intangible assets with indefinite lives are not amortized, but rather are evaluated for impairment on an annual basis, or more frequently whenever events or changes in circumstances indicate that impairment may have occurred. The Company changed its annual impairment testing date from January 1 to May 1 and performed testing at both dates in fiscal 2012.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Goodwill

The Company performed annual impairment testing of goodwill as of January 1, 2012 and May 1, 2012 and determined that goodwill associated with the reporting units was not impaired, as the estimated fair value of each of the Company’s reporting units was greater than its carrying value at those dates.

After the completion of the May 1, 2012 impairment test, management reconsidered the projected cash flows within the Prestige—Skin & Body Care reporting unit due to lower than expected actual net revenues in the last two months of fiscal 2012 and the beginning of fiscal 2013, as well as a delay in anticipated cost savings programs associated with integrating Philosphy’s business operations into the Company’s existing business structure. Consequently, the Company performed another goodwill impairment test for the Prestige—Skin & Body Care reporting unit as of June 30, 2012 that identified an excess of the carrying value over the fair value of this reporting unit. The Company determined the fair value of the reporting unit using the income approach utilizing discounted cash flows, projecting future cash flows for the reporting unit, including a range of growth rates of 1.2% to 7.7%, terminal growth rate of 3.0%, a range of profitability rates of 11.0% to 18.5% and a discount rate of 10.0%. As a result, the Company performed the second step of the goodwill impairment test to calculate the implied fair value of goodwill by allocating the calculated fair value to the assets and liabilities (other than goodwill) of the Prestige—Skin & Body Care reporting unit.

Based on the impairment test during the fourth quarter of fiscal 2012, the Company recorded a pre-tax non-cash impairment at the Prestige—Skin & Body Care reporting unit, of the Skin & Body Care segment, of $384.4 in Asset impairment charges in the Consolidated Statements of Operations, reducing goodwill at this reporting unit from $437.1 to $52.7.

The impairment charge was primarily the result of lower than expected actual and projected future cash flows, resulting from a reduction in current and long-term projected net revenues of the Philosophy business and a delay in anticipated cost savings due to a re-prioritization of cost savings projects across all reporting segments. While the Company anticipates achieving cost savings in the Prestige—Skin & Body Care reporting unit, the Company made a decision, at the end of the fourth quarter, to delay these projects in order to minimize integration risk and improve execution benefits of other existing infrastructure projects. The delay in cost savings at the Prestige—Skin & Body Care reporting unit combined with actual and projected net revenues that were lower than previously anticipated (as described in more detail below in “Other Intangible Assets”) resulted in a reduction in the calculated fair value of the reporting unit below the carrying value.

Based on the impairment tests performed as of January 1, 2012 and May 1, 2012, the Company determined that the fair values of its other reporting units significantly exceeded their respective carrying values at those dates. Thus, a significant decrease in fair value would be required before the goodwill balance at other reporting units would have a carrying value in excess of fair value.

The Company believes the assumptions used in calculating the estimated fair value of the reporting units are reasonable and attainable. However, the Company can provide no assurances that it will achieve such projected results. Further, the Company can provide no assurances that it will not have to recognize additional impairment of goodwill in the future due to other market conditions or changes in its interest rates. Recognition of additional impairment of a significant portion of the Company’s goodwill would negatively affect the Company’s reported results of operations and total capitalization.

There were no goodwill impairment charges recorded during fiscal 2011 and 2010.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Other Intangible Assets

The Company performed annual impairment testing of its indefinite-lived assets as of January 1, 2012 and determined that the fair values of its other intangible assets significantly exceeded their respective carrying values, except for certain trademarks in the Skin & Body Care segment. As a result of the January 1, 2012 impairment test and ongoing monitoring of the business performance during the fourth quarter, a total impairment charge of $99.5 was recognized by March 31, 2012. During fiscal 2012, the Company changed its impairment testing date for indefinite-lived intangible assets to May 1. The Company performed another impairment test as of that date and did not record an additional impairment based on the estimated fair values as of that date. However, due to an ongoing assessment of business performance during the remainder of the fiscal year, the Company updated its impairment test as of June 30, 2012 for trademarks in the Skin & Body Care segment and recognized an additional impairment charge of $89.1.

As a result of the aforementioned impairment tests during fiscal 2012, the Company recorded a total pre-tax non-cash impairment charge of $188.6 in Asset impairment charges in the Consolidated Statements of Operations to reduce the carrying value of the TJoy and Philosophy trademarks as discussed in more detail below.

The impairment charge with respect to the TJoy trademark recorded in the third quarter of fiscal 2012 was $58.0, reducing the trademark’s remaining carrying value to $27.4 as of March 31, 2012. This impairment charge was primarily due to lower than anticipated net revenues for TJoy branded products principally attributable to the earlier than expected departure of the TJoy CEO at the end of the second quarter, sudden and unexpected departure of certain other key employees that occurred throughout the second and third fiscal quarters, and the related transition to new leadership during the third quarter of fiscal 2012. The lower than expected base revenues during 2012 had a significant impact on the immediate cash flow and long-term projections of the TJoy business and resultant fair value. Subsequent to the impairment of the TJoy trademark in the Company’s third quarter, the Company revised its assessment of the estimated useful life of the TJoy trademark. Consequently, the Company has begun amortizing the trademark over eight years. This estimate is based on the estimated remaining life of the customer relationships, since the Company believes that sales through existing customer relationships are the main drivers for the value of the TJoy brand. Consequently, we expect to recognize approximately $3.5 of amortization expense per year over the remaining useful life of the TJoy brand.

Despite the impairment of the TJoy trademark, the reporting unit fair value significantly exceeded its carrying value, since the TJoy acquisition provides a stronger than expected and much expanded distribution platform in China for some of the Company’s other mass color cosmetics and skin & body care brands. As a result, net revenues in this reporting unit for those brands, like adidas, significantly exceeded expectations.

The total impairment charge with respect to the Philosophy trademarks recorded in the third and fourth quarters of fiscal 2012 was $130.6, reducing the trademarks’ carrying values to $265.3 as of June 30, 2012. The impairment charge was primarily the result of lower than projected current and projected net revenues, primarily caused by a more modest contribution from new product launches in fiscal 2012, a delay in anticipated international expansion due to product registration requirements in certain countries and a reduction in projected net revenues from existing and new distribution channels, compounded by the adverse impact of foreign currency fluctuations. The Company has and will continue to invest in the improvement of the development pipeline of anticipated new products under these brands and accelerate the international expansion where feasible. Therefore, the Company anticipates that the Philosophy trademarks will continue to provide value for an indefinite period of time.

The Company determined fair value of trademarks using the income approach, utilizing the relief from royalty or excess earnings methodology. This methodology assumes that, in lieu of

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. As of June 30, 2012, the Company determined the fair value using discounted cash flows utilizing a range of growth rates of 1.3% to 11.2%, terminal growth rate of 3.0%, a range of royalty rates of 2.5% to 10.0% and a discount rate of 11.0%.

Despite the impairment of the Philosophy trademarks, there was no impairment of goodwill at the Prestige—Skin & Body Care reporting unit during the January 1, 2012 and May 1, 2012 annual impairment tests, since the fair value of the reporting unit is based on projected profitability, which was less affected by the lower than expected growth than the revenue-based valuation of the trademarks. However, an impairment of goodwill was recognized as of June 30, 2012, as discussed in “Goodwill”.

The Company believes the assumptions used in calculating the estimated fair value of the trademarks are reasonable and attainable. However, the Company can provide no assurances that it will achieve such projected results. Further, the Company can provide no assurances that it will not have to recognize additional impairment of indefinite-lived intangible assets in the future due to other market conditions or changes in its interest rates. Recognition of additional impairment of a significant portion of the Company’s indefinite-lived intangible assets would negatively affect the Company’s reported results of operations and total capitalization.

There was no indefinite-lived intangible asset impairment recorded during fiscal 2011 and 2010.

Goodwill and Other intangible assets, net as of June 30, 2012 and 2011 are presented below:

	2012	2011
Goodwill	$1,490.5	$1,877.1

Other intangible assets, net
Indefinite-lived other intangible assets	$1,169.6	$1,393.0
Finite-lived other intangible assets, net	864.3	952.7

Total Other intangible assets, net	$2,033.9	$2,345.7

The changes in the carrying amount of goodwill are presented below:

	Fragrances	Color Cosmetics	Skin & Body Care	Total
Goodwill—July 1, 2010	$584.8	$355.0	$7.8	$947.6
Acquisitions(a)	18.7	172.0	660.7	851.4
Acquisition contingent payment(b)	30.0	—	—	30.0
Foreign currency translation	27.3	13.1	7.7	48.1

Goodwill—June 30, 2011	660.8	540.1	676.2	1,877.1
Acquisition contingent payment(b)	30.0	—	—	30.0
Impairments	—	—	(384.4)	(384.4)
Foreign currency translation	(21.8)	(12.8)	2.4	(32.2)

Goodwill—June 30, 2012	$669.0	$527.3	$294.2	$1,490.5

(a)	See Note 4 for further discussion regarding acquisitions.

(b)

Pursuant to the Company’s fiscal 2006 acquisition of Unilever Cosmetics International, the Company is contractually obligated to make future annual contingent purchase price consideration payments for a ten-year period following the acquisition to the seller. Payments are based on contractually agreed upon sales targets and can range up to $30.0 per year. The Company paid $30.0 during each fiscal 2012 and 2011 for such contingent payments.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The changes in the carrying amount of indefinite-lived other intangible assets are presented below:

	Fragrances	Color Cosmetics	Skin & Body Care	Total
Balance—July 1, 2010	$29.0	$203.9	$—	$232.9
Accumulated impairments	—	(9.2)	—	(9.2)

	29.0	194.7	—	223.7

Fiscal 2011 activity:
Acquisitions(a)	—	680.7	477.7	1,158.4
Foreign currency translation	5.1	4.1	1.7	10.9

	5.1	684.8	479.4	1,169.3

Balance—June 30, 2011	34.1	888.7	479.4	1,402.2
Accumulated impairments	—	(9.2)	—	(9.2)

	34.1	879.5	479.4	1,393.0

Fiscal 2012 activity:
Impairments	—	—	(188.6)	(188.6)
Reclassification to finite-lived intangible assets	—	—	(27.4)	(27.4)
Foreign currency translation	(4.3)	(5.0)	1.9	(7.4)

	(4.3)	(5.0)	(214.1)	(223.4)

Balance—June 30, 2012	29.8	883.7	453.9	1,367.4
Accumulated impairments	—	(9.2)	(188.6)	(197.8)

	$29.8	$874.5	$265.3	$1,169.6

(a)	See Note 4 for further discussion regarding acquisitions.

Intangible assets subject to amortization are presented below:

	Cost	Accumulated Amortization	Net
June 30, 2011
License agreements	$847.2	$(389.1)	$458.1
Customer relationships	552.6	(90.3)	462.3
Trademarks	120.7	(105.2)	15.5
Product formulations	31.6	(14.8)	16.8

Total	$1,552.1	$(599.4)	$952.7

June 30, 2012
License agreements	$820.2	$(415.2)	$405.0
Customer relationships	538.8	(128.6)	410.2
Trademarks	144.8	(106.9)	37.9
Product formulations	31.5	(20.3)	11.2

Total	$1,535.3	$(671.0)	$864.3

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Intangible assets subject to amortization are amortized principally using the straight-line method and have the following weighted-average remaining lives:

Description
License agreements	12.8 years
Customer relationships	10.2 years
Trademarks	7.4 years
Product formulations	2.9 years

As of June 30, 2012, the remaining weighted-average life of all intangible assets subject to amortization was 11.2 years.

Amortization expense totaled $93.2, $79.6 and $61.1 in fiscal 2012, 2011 and 2010, respectively. The estimated aggregate amortization expense for each of the following fiscal years ending June 30 approximates:

2013	$87.9
2014	84.9
2015	81.3
2016	79.8
2017	79.2

License Agreements

Products covering a significant portion of the Company’s revenues are manufactured and marketed under exclusive license agreements granted to the Company for use on a worldwide and/or regional basis. License agreements run for various periods with varying renewal options. Annual royalties are paid on net sales as defined in the respective agreements. Certain license agreements require the Company to spend certain minimum amounts on advertising and promotion of Company products bearing the trademark, provide for minimum royalty payments regardless of sales levels, or place other restrictions or conditions on the use of the trademark. For most licenses based on historical performance and future expected sales, the Company anticipates minimum royalty sales levels will be achieved. As of June 30, 2012, the Company maintained 48 licenses, six of which represented between 3% and 17% of net revenues each.

Most licenses have renewal options, which range from 2–20 year terms. Certain licenses provide for automatic extensions, as long as minimum annual royalty payments are made while renewal of certain other licenses is contingent upon attaining specified sales levels. Based on the current sales levels and the time until renewal, management cannot determine whether specified sales levels will be attained, which will permit extensions. Seven of the 48 licenses are due to expire during fiscal 2013. The Company expects to renew three of these licenses.

During fiscal 2012, the Company obtained one new license agreement with rights to manufacture and distribute fragrance products under certain trademarks.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of June 30, 2012 and 2011 are presented below:

	2012	2011
Advertising, marketing and licensing accrual	$204.3	$189.9
Customer returns, discounts, allowances and bonuses	185.2	208.8
Other compensation and related benefits	166.0	185.2
Share-based compensation	148.3	60.4
Employee and director owned equity instruments	99.6	94.7
TJoy acquisition-related liability	38.8	160.6
VAT, sales and other non-income taxes	26.3	33.4
Payroll and payroll related taxes	19.2	24.0
Restructuring costs	11.6	26.2
Rent	7.2	8.0
Interest	3.5	7.0
Other	72.0	70.4

Total accrued expenses and other current liabilities	$982.0	$1,068.6

12. DEBT

	2012	2011
Short-term debt	$56.7	$32.2
Coty Inc. Credit Facility due August 2015
Term Loan	1,250.0	1,150.0
Revolving Loan Facility	653.5	—
Global Revolving Loan Facility	—	680.0
Domestic Revolving Loan Facility	—	260.0
Senior Secured Notes
5.12% Series A notes due June 2017	100.0	100.0
5.67% Series B notes due June 2020	225.0	225.0
5.82% Series C notes due June 2022	175.0	175.0
Capital lease obligations	0.1	0.2

Total debt	2,460.3	2,622.4
Less: Short-term debt and current portion of long-term debt	(190.1)	(47.3)

Total Long-term debt	$2,270.2	$2,575.1

Short-Term Debt

As of June 30, 2012, the Company maintains short-term lines of credit of $178.0, of which $56.7 were outstanding. As of June 30, 2011, the Company maintained short-term lines of credit of $203.7, of which $32.2 were outstanding. Interest rates on amounts borrowed under these short-term lines varied between 0.7% and 9.3% for fiscal 2012 and 1.0% and 7.1% for fiscal 2011. In addition, the Company had undrawn letters of credit of $3.0 and $2.8 as of June 30, 2012 and 2011, respectively. The weighted-average interest rate on short-term debt outstanding was 6.6% and 5.4% as of June 30, 2012 and 2011, respectively.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Long-Term Debt

Coty Inc. Credit Facility—On August 10, 2007, the Company amended and restated its credit agreement with JP Morgan Chase Bank, N.A. (“JP Morgan Chase”) as administrative agent and Citibank, N.A. and Bank of America, N.A. as co-syndication agents (the “Credit Agreement”). The Credit Agreement, which supersedes prior credit agreements, was scheduled to expire on August 10, 2012. Such agreement was replaced with one entered into on August 22, 2011, as discussed below. The Credit Agreement provided (i) a multi-currency term loan facility of $50.0 (the “Global Term Loan”); (ii) a domestic term loan facility of $350.0 (the “Term Loan”); (iii) a multi-currency global revolving loan facility of up to $700.0 (the “Global Revolving Loan Facility”); and (iv) a domestic revolving loan facility of up to $300.0 (the “Domestic Revolving Loan Facility”). In September 2009 the Company made a prepayment of the outstanding Global Term Loan, which permanently extinguished the Global Term Loan. On November 3, 2010, the Company amended the Credit Agreement to add a new incremental term loan facility of $450.0 to the Term Loan. On March 25, 2011, the Company amended the Credit Agreement to add a second incremental term loan facility of $350.0 to the Term Loan.

Participating borrowers under the Credit Agreement include any qualified subsidiary of Coty Inc. as defined by the Credit Agreement (collectively, the “Participating Borrowers”). Borrowings by the Participating Borrowers are guaranteed by Coty Inc. and certain material subsidiaries, as defined by the Credit Agreement.

On August 22, 2011, the Company refinanced its credit agreement with JP Morgan Chase as administrative agent and Bank of America, N.A. and Wells Fargo Securities, LLC as co-syndication agents (the “Credit Agreement”). The Credit Agreement expires on August 22, 2015 and supersedes prior credit agreements. The Credit Agreement provides (i) a term loan facility of $1,250.0 (the “Term Loan”) and (ii) a multi-currency revolving facility of $1,250.0 (the “Revolving Loan Facility”). Under the terms of the Credit Agreement, the Company must repay the Term Loan in quarterly installments beginning on September 30, 2012. These quarterly installments are equivalent to 10.0% of the Term Loan in fiscal 2013, 20.0% in fiscal 2014, 52.5% in fiscal 2015 and 17.5% in fiscal 2016. The Revolving Loan Facility is payable in full in fiscal 2016. The proceeds from the Credit Agreement were used to repay existing debt and for general corporate purposes. During fiscal 2012, the Company wrote-off $1.4 of deferred financing fees associated with the refinancing, which was included in Interest expense, net in the Consolidated Statements of Operations. As of June 30, 2012, the Company had $596.5 available for borrowings.

Rates of interest on amounts borrowed under the Credit Agreement are based on either the London Interbank Offer Rate (“LIBOR”), a qualified Eurocurrency LIBOR, an alternative base rate, or a qualified local currency rate, as applicable to the borrowing, plus applicable spreads determined by the Company’s consolidated leverage ratio or, if applicable, the Company’s credit rating by Moody’s or S&P. Applicable spreads on the borrowings may range from 0.05% to 2.5%. In addition to interest on amounts borrowed under the Credit Agreement, the Company pays a quarterly commitment fee, as defined in the Credit Agreement, on the Revolving Loan Facility that can range from 0.2% to 0.4%.

Interest is payable quarterly or on the last day of the interest period applicable to the borrowings under the Credit Agreement. The weighted-average interest rate on the Term Loans in fiscal 2012, 2011 and 2010 was approximately 2.1%, 2.0% and 1.0%, respectively. The weighted-average interest rate on the Term Loans drawn in Euros in fiscal 2010 was approximately 0.4%. The weighted-average interest rate on the Revolving Loan Facility in fiscal 2012 was approximately 1.7%. The weighted-average interest rates on the Global Revolving Loan Facility and Domestic Revolving Loan Facility were approximately 1.2% for the period in fiscal 2012 before the refinancing of the Credit Agreement, and approximately 1.1% and 0.9% in fiscal 2011 and 2010, respectively.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

During fiscal 2012, the peak borrowing needs under the Revolving Loan Facility, Global Revolving Loan Facility and Domestic Revolving Loan Facility were $920.0, $700.0 and $265.0, respectively. During fiscal 2011, the peak borrowing needs under the Global Revolving Loan Facility and Domestic Revolving Loan Facility were $700.0 and $300.0, respectively.

Senior Secured Notes—On June 16, 2010, the Company issued $500.0 of Senior Secured Notes in three series in a private placement transaction pursuant to a Note Purchase Agreement (“NPA”): (i) $100.0 in aggregate principal amount of 5.12% Series A Senior Secured Notes due June 16, 2017, (ii) $225.0 in aggregate principal amount of 5.67% Series B Senior Secured Notes due June 16, 2020, (iii) $175.0 in aggregate principal amount of 5.82% Series C Senior Secured Notes due June 16, 2022. Interest payments are payable semi-annually in December and June. Proceeds of the offering were primarily used to pay down amounts outstanding on the Global Revolving Loan Facility and Domestic Revolving Loan Facility under the Credit Agreement.

Both the Credit Agreement and the NPA contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on incurrence of additional debt, liens, dividends and other restricted payments, asset sales, investments, mergers, acquisitions and affiliate transactions. Events of default permitting acceleration under the Credit Agreement and NPA include, among others, nonpayment of principal or interest, covenant defaults, material breaches of representations and warranties, bankruptcy and insolvency events and certain cross defaults. In addition, a change of control is a default under the Credit Agreement and requires a prepayment offer under the NPA. Financial covenants in the Credit Agreement and the NPA require the Company to maintain, at the end of each fiscal quarter, a consolidated leverage ratio of consolidated total debt to consolidated earnings before income taxes, depreciation and amortization for the previous 12-month period, as these terms are defined in the Credit Agreement and NPA, equal to or less than 3.5 to 1.0 and a consolidated interest coverage ratio equal to or greater than 3.0 to 1.0.

The Company is in compliance with all Credit Agreement and NPA financial covenants as of June 30, 2012.

Notes Payable Related Parties—JAB BV—As of June 30, 2010, the Company had $455.5 in notes outstanding from JAB BV comprising €160.0 million ($195.5) and $260.0. In July and September 2010, the Company repaid €160.0 million in the amounts of $100.5 and $104.5, respectively. Additionally, in September 2010, the Company repaid the remaining balance of $260.0 of JAB BV notes outstanding. There were no JAB BV notes outstanding as of June 30, 2012 and 2011.

Repayment Schedule

Aggregate maturities of all long-term debt, including current portion of long-term debt and excluding capital lease obligations as of June 30, 2012 are presented below:

Fiscal Year Ending June 30
2013	$133.5
2014	250.0
2015	656.2
2016	863.8
2017	100.0
Thereafter	400.0

Total	$2,403.5

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

13. LEASE COMMITMENTS

The Company has various buildings and equipment under leasing arrangements. The leases generally provide for payment of additional rent based upon increases in items such as real estate taxes and insurance. Certain lease agreements have renewal options for periods ranging between one and five years. Certain lease agreements have escalation clauses, which have been straight-lined over the life of the respective lease agreements. In fiscal 2012, the Company entered into lease agreements for new office facilities in Geneva, Switzerland and New York, NY ending June 30, 2021 and January 31, 2030, respectively. The minimum rental lease commitments for operating leases as of June 30, 2012, including the new commitments noted above, are presented below:

Fiscal Year Ending June 30
2013	$64.9
2014	59.0
2015	53.5
2016	35.5
2017	31.5
Thereafter	240.1

484.5
Less: sublease income	(3.4)

Total minimum payments required	$481.1

Rent expense relating to operating leases for fiscal 2012, 2011 and 2010 is presented below:

	2012	2011	2010
Rent expense	$86.1	$78.9	$77.4
Less: sublease income	(1.4)	(1.2)	(1.9)

Total	$84.7	$77.7	$75.5

In fiscal 2012, the Company incurred $12.4 of costs in connection with the consolidation of real estate in New York, primarily consisting of $6.1 of accelerated depreciation and $5.0 of lease loss expenses. These costs were included in Selling, general and administrative expenses in the Consolidated Statements of Operations and Corporate (see Note 3).

14. INCOME TAXES

(Loss) income from operations before income taxes for fiscal 2012, 2011 and 2010 are presented below:

	2012	2011	2010
United States	$(616.6)	$(174.8)	$(169.7)
Foreign	285.5	359.8	289.4

Total	$(331.1)	$185.0	$119.7

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The components of the Company’s total (benefit) provision for income taxes during fiscal 2012, 2011 and 2010 are presented below:

	2012	2011	2010
(Benefit) provision for income taxes:
Current:
Federal	$24.7	$47.1	$44.3
State and local	3.3	2.1	(6.3)
Foreign	87.8	86.8	88.5

Total	115.8	136.0	126.5

Deferred:
Federal	(104.0)	(33.6)	(69.9)
State and local	(27.8)	(0.8)	4.1
Foreign	(21.8)	(6.5)	(28.3)

Total	(153.6)	(40.9)	(94.1)

(Benefit) provision for income taxes	$(37.8)	$95.1	$32.4

The reconciliation of the U.S. Federal statutory tax rate to the Company’s effective income tax rate during fiscal 2012, 2011 and 2010 is presented below:

	2012	2011	2010
(Loss) income before income taxes	$(331.1)	$185.0	$119.7

(Benefit) provision for income taxes at statutory rate	$(115.9)	$64.8	$41.9
State and local taxes—net of federal benefit	(15.9)	0.7	(1.4)
Foreign tax differentials	(51.9)	(67.3)	(57.2)
Change in valuation allowances	3.8	(0.3)	(14.3)
Change in unrecognized tax benefit	36.2	60.8	70.1
Repatriated earnings	—	14.0	(24.5)
Asset impairment charges	80.1	—	—
Share-based compensation	27.9	12.4	8.6
Permanent differences—net	(2.5)	6.9	6.5
Other	0.4	3.1	2.7

(Benefit) provision for income taxes	$(37.8)	$95.1	$32.4

Effective income tax rate	11.4%	51.4%	27.1%

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of Deferred income tax assets and liabilities as of June 30, 2012 and 2011 are presented below:

	2012	2011
Deferred income tax assets:
Inventories	$15.7	$18.1
Accruals and allowances	68.7	61.0
Sales returns	24.2	24.2
Share-based compensation	46.2	30.9
Employee benefits	56.5	41.8
Net operating loss carry forwards and tax credits	88.9	93.3
Other	45.8	43.9
Less: valuation allowances	(47.1)	(45.6)

Net deferred income tax assets	298.9	267.6

Deferred income tax liabilities:
Intangible assets	410.3	538.9
Licensing rights	73.3	61.2
Other	20.1	19.0

Deferred income tax liabilities	503.7	619.1

Net deferred income tax liabilities	$(204.8)	$(351.5)

The expirations of tax loss carry forwards, amounting to $215.8 as of June 30, 2012, in each of the fiscal year ending June 30 are presented below:

Fiscal Year Ending June 30	United States	Western Europe	Rest of World	Total
2013	$—	$—	$10.9	$10.9
2014	—	—	6.0	6.0
2015	—	—	7.6	7.6
2016	—	—	1.4	1.4
2017 and thereafter	30.2	73.7	86.0	189.9

Total	$30.2	$73.7	$111.9	$215.8

The total valuation allowances recorded are $47.1 and $45.6 as of June 30, 2012 and 2011, respectively. In fiscal 2012, the change in the valuation allowance was due primarily to an increase in valuation allowance for net operating losses.

A reconciliation of the beginning and ending amount of UTBs is presented below:

	2012	2011	2010
Beginning Balance of UTBs—July 1	$308.6	$250.1	$189.2
Additions based on tax positions related to the current year	38.3	72.7	79.1
Additions for tax positions from acquisitions	—	4.7	—
Additions for tax positions of prior years	6.3	—	—
Reductions for tax positions of prior years	(6.8)	—	(7.8)
Settlements	(0.7)	(23.4)	—
Lapses in statutes of limitations	(8.5)	(8.1)	(3.5)
Foreign currency translation	(10.7)	12.6	(6.9)

Ending Balance of UTBs—June 30	$326.5	$308.6	$250.1

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

As of June 30, 2012, the Company had $326.5 of UTBs of which $293.9 represents the amount that, if recognized, would impact the effective income tax rate in future periods.

The Company classifies interest and penalties related to UTBs as a component of the (benefit) provision for income taxes. During fiscal 2012, 2011 and 2010, the Company accrued total interest of $5.3, $3.5 and $4.8, respectively, and penalty benefit of $0.8, $0.8 and $0.4, respectively. The total amount of accrued interest and penalties recorded in the Company’s Consolidated Balance Sheets related to UTBs as of June 30, 2012 and 2011 was $25.8 and $22.5, respectively.

The Company is present in over 35 tax jurisdictions, and any point in time is subject to several audits at various stages of completion. As a result, the Company evaluates tax positions and establishes liabilities for UTBs that may be challenged by local authorities and may not be fully sustained, despite a belief that the underlying tax positions are fully supportable. UTBs are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the provision for income taxes as appropriate. The Company has open tax years ranging from 2004 and forward.

The Company believes that it is reasonably possible that a decrease of up to $4.7 in UTBs related to U.S. and foreign exposures may be necessary within the coming year. It is also possible that the ongoing audits by tax authorities may result in increases or decreases to the balance of UTBs. Since it is common practice to extend audits beyond the Statute of Limitations, the Company is unable to predict the timing or conclusion of these audits, and accordingly, the Company is unable to estimate the amount of changes to the balance of UTBs that are reasonably possible at this time. However, the Company believes that it has adequately provided for its UTBs for all open tax years in each tax jurisdiction.

It is the Company’s intention to permanently reinvest undistributed earnings and income from the Company’s foreign operations that have been generated through June 30, 2012. Accordingly, no provision has been made for U.S. income taxes on the remaining undistributed earnings of foreign subsidiaries as of June 30, 2012. The balance of cumulative undistributed earnings of non-U.S. subsidiaries was $1,283.6 as of June 30, 2012. It is not possible for the Company to determine the amount of additional income and withholding taxes that may be payable in the event the remaining undistributed earnings are repatriated.

15. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of June 30, 2012 and 2011 are presented below:

	2012	2011
Noncurrent income tax liabilities	$184.1	$173.1
Share-based compensation	106.9	91.5
Rent	19.7	16.8
Unfavorable lease contracts	7.1	7.1
Other	11.3	9.7

Total noncurrent liabilities	$329.1	$298.2

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

16. INTEREST EXPENSE, NET AND OTHER EXPENSE (INCOME), NET

Interest expense, net for fiscal 2012, 2011 and 2010 is presented below:

	2012	2011	2010
Interest expense	$85.5	$71.9	$20.2
Derivative losses (gains)—foreign exchange contracts	6.5	(18.1)	23.8
Derivative losses—interest rate swap contract	4.9	8.2	10.3
Deferred financing fees write-off	1.4	—	—
Foreign exchange transaction (gains) losses	(2.3)	26.9	(11.6)
Interest income	(6.4)	(3.3)	(1.0)

Total interest expense, net	$89.6	$85.6	$41.7

Other expense (income), net for fiscal 2012, 2011 and 2010 is presented below:

	2012	2011	2010
Derivative losses—foreign exchange contracts	$33.6	$3.8	$6.9
Foreign exchange transaction losses (gains)	1.9	(0.2)	(15.0)
Miscellaneous (income) expense	(3.5)	0.8	(0.7)

Total other expense (income), net	$32.0	$4.4	$(8.8)

17. EMPLOYEE BENEFIT PLANS

Savings and Retirement Plans—The Company’s Savings and Retirement Plans include a U.S. defined contribution plan for employees primarily in the U.S. and international savings plans for employees in certain other countries. In the U.S., hourly and salary based employees are eligible to participate in the plan after 90 days of service and the Company matches 100% of employee contributions up to 6.0% of employee compensation. In addition, the Company makes contributions to the plan on behalf of employees determined by their age and compensation. During fiscal 2012, the Company merged the OPI and Philosophy defined contribution plans with the U.S. defined contribution plan.

During fiscal 2012, 2011 and 2010, the defined contribution expense for the U.S. defined contribution plan was $13.3, $11.6 and $9.6, respectively, and the defined contribution expense for the international savings plans was $3.8, $3.1 and $2.7, respectively.

Pension Plans—The Company sponsors contributory and noncontributory defined benefit pension plans covering certain U.S. and international employees primarily in Austria, France, Germany, the Netherlands, Spain and Switzerland. Participants in the U.S. defined benefit pension plan no longer accrue benefits. The Company measures defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end. The Company’s defined benefit pension plans are funded primarily through contributions from the Company after consideration of recommendations from the pension plans’ independent actuaries and are funded at levels sufficient to comply with local requirements. During fiscal 2012, the Company merged the Dr. Scheller defined benefit pension plan with the defined benefit pension plan at the Company’s subsidiary in Germany.

Other Post-Employment Benefit Plans—The Company provides certain post-employment health and life insurance benefits for certain employees and spouses principally in the U.S. and Canada if certain age and service requirements are met. Estimated benefits to be paid by the Company are expensed over the service period of each employee based on calculations performed by an independent actuary. In addition, the Company has a supplemental retirement plan and a termination benefit plan for selected salaried employees.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The aggregate reconciliation of the projected benefit obligations, plan assets, funded status and amounts recognized in the Company’s Consolidated Financial Statements related to the Company’s pension plans and other post-employment benefit plans is presented below:

	Pension Plans				Other Post-Employment Benefits
	U.S.		International
	2012	2011	2012	2011	2012	2011
Change in benefit obligation
Benefit obligation—July 1	$67.5	$68.8	$134.8	$117.5	$71.9	$66.5
Service cost	—	0.1	3.6	2.6	3.2	2.0
Interest cost	3.6	3.6	6.5	5.9	4.2	3.2
Plan participants’ contributions	—	—	1.2	0.6	—	—
Benefits paid	(4.7)	(4.2)	(8.0)	(6.9)	(2.7)	(1.7)
Premiums paid	—	—	(0.8)	(0.5)	—	—
Acquisition and transfer	—	—	3.1	7.2	—	—
Actuarial loss (gain)	9.6	(0.8)	28.6	(14.5)	9.2	1.9
Effect of exchange rates	—	—	(20.0)	22.8	(0.6)	—
Other	—	—	(1.0)	0.1	4.9	—

Benefit obligation—June 30	$76.0	$67.5	$148.0	$134.8	$90.1	$71.9

Change in plan assets
Fair value of plan assets—July 1	$35.0	$32.7	$23.2	$16.4	$—	$—
Actual return on plan assets	—	4.8	2.4	(0.5)	—	—
Employer contributions	4.5	1.7	8.8	7.1	2.7	1.7
Plan participants’ contributions	—	—	1.2	0.6	—	—
Benefits paid	(4.7)	(4.2)	(8.0)	(6.9)	(2.7)	(1.7)
Premiums paid	—	—	(0.8)	(0.5)	—	—
Acquisition and transfer	—	—	3.1	1.1	—	—
Effect of exchange rates	—	—	(3.5)	5.9	—	—
Other	—	—	(0.9)	—	—	—

Fair value of plan assets—June 30	34.8	35.0	25.5	23.2	—	—

Underfunded status—June 30	$(41.2)	$(32.5)	$(122.5)	$(111.6)	$(90.1)	$(71.9)

With respect to the Company’s pension plans and other post-employment benefit plans, amounts recognized in the Company’s Consolidated Balance Sheets as of June 30, 2012 and 2011, are presented below:

	Pension Plans				Other Post-Employment Benefits
	U.S.		International
	2012	2011	2012	2011	2012	2011
Noncurrent assets	$—	$—	$—	$0.6	$—	$—
Current liabilities	(1.5)	(1.5)	(4.5)	(6.4)	(1.9)	(1.6)
Noncurrent liabilities	(39.7)	(31.0)	(118.0)	(105.8)	(88.2)	(70.3)

Funded Status	(41.2)	(32.5)	(122.5)	(111.6)	(90.1)	(71.9)

AOCI/(L)	(16.9)	(4.9)	(28.5)	(3.7)	(11.3)	(1.7)

Net amount recognized	$(58.1)	$(37.4)	$(151.0)	$(115.3)	$(101.4)	$(73.6)

The accumulated benefit obligation for the U.S. defined benefit pension plans was $76.0 and $67.5 as of June 30, 2012 and 2011, respectively. The accumulated benefit obligation for international defined benefit pension plans was $141.2 and $130.1 as of June 30, 2012 and 2011, respectively.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Pension plans with accumulated benefit obligations in excess of plan assets and projected benefit obligations in excess of plan assets are presented below:

	Pension plans with accumulated benefit obligations in excess of plan assets				Pension plans with projected benefit obligations in excess of plan assets
	U.S.		International		U.S.		International
	2012	2011	2012	2011	2012	2011	2012	2011
Projected benefit obligation	$76.0	$67.5	$144.6	$132.2	$76.0	$67.5	$148.0	$132.2
Accumulated benefit obligation	76.0	67.5	138.9	128.3	76.0	67.5	138.9	128.3
Fair value of plan assets	34.8	35.0	22.6	20.0	34.8	35.0	25.5	20.0

Net Periodic Benefit Cost

The components of net periodic benefit cost for pension plans and other post-employment benefit plans recognized in Consolidated Statements of Operations are presented below:

	Pension Plans						Other Post-Employment Benefits			Total
	U.S.			International
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net Periodic Benefit Cost
Service cost	$—	$0.1	$0.7	$3.6	$2.6	$2.1	$3.2	$2.0	$1.7	$6.8	$4.7	$4.5
Interest cost	3.6	3.6	3.7	6.5	5.9	6.2	4.2	3.2	3.4	14.3	12.7	13.3
Expected return on plan assets	(2.3)	(2.1)	(2.0)	(0.9)	(0.7)	(0.7)	—	—	—	(3.2)	(2.8)	(2.7)
Amortization of prior service cost (credit)	—	—	—	0.1	0.1	—	(0.3)	(0.2)	(0.3)	(0.2)	(0.1)	(0.3)
Amortization of net (gain) loss	(0.1)	2.0	(0.1)	0.1	0.2	—	(0.1)	—	(0.2)	(0.1)	2.2	(0.3)
Curtailment gain	—	—	—	—	—	(0.3)	—	—	—	—	—	(0.3)

Net periodic benefit cost	$1.2	$3.6	$2.3	$9.4	$8.1	$7.3	$7.0	$5.0	$4.6	$17.6	$16.7	$14.2

Pre-tax amounts recognized in AOCI/(L), which have not yet been recognized as a component of net periodic benefit cost are presented below:

	Pension Plans				Other Post- Employment Benefits		Total
	U.S.		International
	2012	2011	2012	2011	2012	2011	2012	2011
Net actuarial loss	$(16.9)	$(4.9)	$(27.3)	$(2.3)	$(11.9)	$(2.6)	$(56.1)	$(9.8)
Prior service (cost) credit	—	—	(1.2)	(1.4)	0.6	0.9	(0.6)	(0.5)

Total recognized in AOCI/(L)	$(16.9)	$(4.9)	$(28.5)	$(3.7)	$(11.3)	$(1.7)	$(56.7)	$(10.3)

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Changes in plan assets and benefit obligations recognized in OCI/(L) during the fiscal year are presented below:

	Pension Plans				Other Post- Employment Benefits		Total
	U.S.		International
	2012	2011	2012	2011	2012	2011	2012	2011
Net actuarial (loss) gain	$(11.9)	$3.5	$(27.1)	$13.3	$(9.2)	$(2.0)	$(48.2)	$14.8
Prior service cost	—	—	—	(0.1)	—	—	—	(0.1)
Amortization of prior service cost (credit)	—	—	0.1	0.1	(0.3)	(0.2)	(0.2)	(0.1)
Recognized net actuarial (gain) loss	(0.1)	2.0	0.1	0.2	(0.1)	—	(0.1)	2.2
Effect of exchange rates	—	—	2.1	(2.1)	—	—	2.1	(2.1)

Total recognized in OCI/(L)	$(12.0)	$5.5	$(24.8)	$11.4	$(9.6)	$(2.2)	$(46.4)	$14.7

Amounts in AOCI/(L) expected to be amortized as components of net periodic benefit cost during fiscal 2013 are presented below:

	Pension Plans		Other Post- Employment Benefits
	U.S.	International
Prior service (cost) credit	$—	$(0.1)	$0.3
Net loss	(2.9)	(1.2)	(0.4)

	$(2.9)	$(1.3)	$(0.1)

Pension and Other Post-Employment Benefit Assumptions

The weighted-average assumptions used to determine the Company’s projected benefit obligation above are presented below:

	Pension Plans				Other Post-Employment Benefits
	U.S.		International
	2012	2011	2012	2011	2012	2011
Discount rates	3.4%–4.6%	4.3%–5.6%	2.2%–4.4%	2.7%–6.1%	4.9%	5.9%
Future compensation growth rates	N/A	N/A	2.5%–3.0%	2.0%–3.0%	N/A	N/A

The weighted-average assumptions used to determine the Company’s net periodic benefit cost for fiscal 2012, 2011 and 2010 are presented below:

	Pension Plans						Other Post-Employment Benefits
	U.S.			International
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rates	4.3%–5.6%	4.4%–5.4%	6.0%–6.5%	2.7%–6.1%	1.8%–5.2%	2.9%–5.7%	5.9%	5.6%	6.5%
Future compensation growth rates	N/A	N/A	4.5%	2.0%–3.0%	2.0%–3.0%	2.0%–3.0%	N/A	N/A	N/A
Expected long-term rates of return on plan assets	6.5%	6.5%	7.0%	3.3%–5.5%	3.2%–4.5%	3.7%–5.7%	N/A	N/A	N/A

The health care cost trend rate assumptions have a significant effect on the amounts reported.

	2012	2011	2010
Health care cost trend rate assumed for next year	7.5%–8.5%	9.0%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2018–2019	2019	2016

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service cost and interest cost	$1.5	$(1.2)
Effect on post-employment benefit obligation	16.9	(13.3)

Pension Plan Investment Policy

The Company’s investment policies and strategies for plan assets are to achieve the greatest return consistent with the fiduciary character of the plan and to maintain a level of liquidity that is sufficient to meet the need for timely payment of benefits. The goals of the investment managers include minimizing risk and achieving growth in principal value so that the purchasing power of such value is maintained with respect to the rate of inflation.

The pension plan’s return on assets is based on management’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the assets in which the plan is invested, as well as current economic and market conditions.

The asset allocation decision includes consideration of future retirements, lump-sum elections, growth in the number of participants, company contributions and cash flow. These actual characteristics of the plan place certain demands upon the level, risk and required growth of trust assets. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate.

The target and weighted-average asset allocations for the Company’s U.S. pension plans as of June 30, 2012 and 2011, by asset category are presented below:

	Target	% of Plan Assets at Year Ended
		2012	2011
Equity securities	45%	39%	42%
Fixed income securities	55%	58%	54%
Cash and other investments	0%	3%	4%

The following is a description of the valuation methodologies used for plan assets measured at fair value:

Equity securities (domestic and international)—The fair values reflect the closing price reported on a major market where the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

U.S. government and government agencies fixed income securities—When quoted prices are available in an active market, the investments are classified as Level 1. When quoted market prices are not available in an active market, these investments are classified as Level 2.

Corporate securities—The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are primarily classified within Level 2 of the valuation hierarchy.

Cash and cash equivalents—The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments. These investments are classified within Level 1 of the valuation hierarchy.

Real estate—The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are primarily classified within Level 2 of the valuation hierarchy.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Insurance contracts—These instruments are issued by insurance companies. Insurance contracts are generally classified as Level 3 as there are neither quoted prices nor other observable inputs for pricing.

Fair Value of Plan Assets

The U.S. and International pension plan assets that the Company measures at fair value on a recurring basis, based on the fair value hierarchy, as described in Note 2, as of June 30, 2012 are presented below:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities:
Domestic equity securities	$10.7	$—	$—	$10.7
International equity securities	2.6	—	—	2.6
Fixed income securities:
U.S. Government and government agencies	4.7	9.8	—	14.5
Corporate securities	—	5.9	—	5.9
Other:
Cash and cash equivalents	1.1	—	—	1.1
Insurance contracts	—	—	25.5	25.5

Total pension plan assets at fair value	$19.1	$15.7	$25.5	$60.3

The U.S. and International pension plan assets that the Company measures at fair value on a recurring basis, based on the fair value hierarchy, as of June 30, 2011 are presented below:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities:
Domestic equity securities	$11.7	$—	$—	$11.7
International equity securities	3.1	—	—	3.1
Fixed income securities:
U.S. Government and government agencies	3.9	9.8	—	13.7
Corporate securities	—	5.0	—	5.0
Other:
Cash and cash equivalents	1.4	—	—	1.4
Real estate and other	—	0.1	—	0.1
Insurance contracts	—	—	23.2	23.2

Total pension plan assets at fair value	$20.1	$14.9	$23.2	$58.2

The Company sponsors a qualified defined benefit pension plan for all eligible Swiss employees. Retirement benefits are provided based on employees’ years of service and earnings, or in accordance with applicable employee regulations. Consistent with typical Swiss practice, the pension plan is funded through a guaranteed insurance contract with an insurance company (“IC”). The IC is responsible for the investment strategy of the insurance premiums that the Company submits and does not hold individual assets per participating employer. Assets are invested in accordance with the IC’s own strategies and risk assessments. Under the terms of the contract, the interest rate as

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

well as the capital value is guaranteed for each participant, with the IC assuming any risk to the value of the underlying assets. The IC is a member of a security fund, whose purpose is to cover any shortfall in the event they are not able to fulfill its contractual agreements. The plan assets of the Swiss plan are included in the Level 3 valuation.

The benefits of the pension plans in the Netherlands are fully insured with an IC which meets all the benefit payments directly to the beneficiaries as they fall due. The contracts included in the Level 3 valuation reflect the expected benefit payments, discounted using the same rate used to determine the projected benefit obligation.

In Spain, the plans’ assets represent the computed value of the insurance contracts owned by the Company. These insurance contracts represent a portion of the IC’s general investments linked to the Company. The value of these contracts is determined by the IC. However, a minimum of 4.0% rate of return is stipulated. Upon retirement, the Company calculates the annuity due to a given participant and to the extent that the amounts linked to that specific employee are not sufficient, the Company funds the difference. In the event that a participant terminates employment prior to retirement, the value for that individual reverts back to the Company. The plan assets of the Spanish plan are included in the Level 3 valuation.

The reconciliations of Level 3 plan assets measured at fair value for fiscal 2012 and 2011 are presented below:

	2012	2011
Insurance contract:
Fair value—July 1	$23.2	$16.4
Return on plan assets	2.4	(0.6)
Purchases, sales and settlements	3.4	3.3
Effect of exchange rates	(3.5)	4.1

Fair value—June 30	$25.5	$23.2

Contributions

The Company expects to contribute approximately $4.1 and $9.1 to its U.S. and international pension plans, respectively and $2.0 to its other post-employment benefit plans during fiscal 2013.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year Ending June 30	Pension Plans		Other Post-Employment Benefits
	U.S.	International
2013	$4.2	$7.4	$1.9
2014	4.1	7.4	2.1
2015	4.1	7.0	2.4
2016	4.2	7.5	2.7
2017	4.9	7.4	3.0
2018–2022	24.6	42.3	20.4

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

18. FAIR VALUE MEASUREMENTS

The Company utilizes a three-level hierarchy that defines the assumptions used to measure certain assets and liabilities at fair value. The financial and nonfinancial assets and liabilities that the Company measures at fair value on recurring and nonrecurring bases, based on the fair value hierarchy, as of June 30, 2012 and 2011 are presented below:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	2012	2011	2012	2011	2012	2011
Financial assets
Recurring fair value measurements
Assets:
Foreign exchange contracts	$—	$—	$0.2	$1.9	$—	$—
Interest rate swap contracts	—	—	—	0.9	—	—

Total assets	$—	$—	$0.2	$2.8	$—	$—

Liabilities:
Foreign exchange contracts	$—	$—	$0.2	$—	$—	$—
Interest rate swaps contracts	—	—	—	4.9	—	—
Deferred brand growth liability	—	—	—	—	—	8.5

Total liabilities	$—	$—	$0.2	$4.9	$—	$8.5

Total recurring fair value measurements	$—	$—	$—	$(2.1)	$—	$(8.5)

Nonfinancial assets
Nonrecurring fair value measurements
Goodwill(a)	$—	$—	$—	$—	$52.7	$—
Indefinite-lived intangible assets(a)	—	—	—	—	265.3	—

Total nonrecurring fair value measurements	$—	$—	$—	$—	$318.0	$—

(a)	The Company recorded impairment charges on these assets during fiscal 2012. See Note 10 for discussion of the valuation technique used and the inputs used to determine the fair value.

The reconciliation of Level 3 fair value for fiscal 2012 and 2011 is presented below:

	2012	2011
Deferred brand growth liability:
Fair value—July 1	$8.5	$—
Additions	—	10.0
Realized gains	(3.4)	(1.7)
Effect of exchange rates	0.2	0.2
Transfers out of Level 3(a)	(5.3)	—

Fair value—June 30	$—	$8.5

(a)

Deferred brand growth liability is no longer measured at fair value as it became a fixed amount upon the retirement of the TJoy CEO during the second quarter of fiscal 2012. This liability is included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets as of June 30, 2012 and 2011. See Notes 4 and 10 for further information.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The Company has concluded that the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, accounts payable, and certain accrued expenses approximate their fair values due to their short-term nature.

The following methods and assumptions were used to estimate the fair value of the Company’s other financial instruments for which it is practicable to estimate that value:

Foreign exchange contracts—The Company uses an industry standard valuation model, which is based on the income approach, to value the foreign exchange contracts. The significant observable inputs to the model, such as swap yield curves and currency spot and forward rates, were obtained from an independent pricing service.

Interest rate swap contracts—The Company uses an industry standard valuation model, which is based on the income approach, to value the interest rate swap contracts. The significant observable inputs to the model, such as swap yield curves and LIBOR forward rates, were obtained from an independent pricing service.

Senior Secured Notes—The Company uses the income approach to value the Senior Secured Notes. The Company uses the present value calculation to discount interest payments and the final maturity payment on the Senior Secured Notes using a discounted cash flow model based on observable inputs. The Company discounts the debt based on what the current market rates would offer the Company as of the reporting date.

Coty Inc. Credit Facility—The Company uses the income approach to value the Credit Facility. The Company uses a present value calculation to discount interest payments and the final maturity payment on the Credit Facility using a discounted cash flow model based on observable inputs. The Company discounts the debt based on what the current market rates would offer the Company as of the reporting date.

Short-term debt—The fair value of the short-term debt approximates carrying value due to its short-term maturities.

Deferred brand growth liability—The inputs used to measure the fair value of the deferred brand growth liability included probability-weighted service period and brand projections through the retirement date of the TJoy CEO.

The fair values of the Company’s financial instruments estimated as of June 30, 2012 and 2011 are presented below:

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives
Cash and cash equivalents	$609.4	$609.4	$510.8	$510.8
Restricted cash	—	—	2.9	2.9
Short-term debt	56.7	56.7	32.2	32.2
Coty Inc. Credit Facility	1,903.5	1,887.3	2,090.0	2,089.2
Senior Secured Notes (series A, B and C)	500.0	567.2	500.0	517.7
Deferred brand growth liability	—	—	8.5	8.5
Derivatives
Foreign exchange contracts—assets	$0.2	$0.2	$1.9	$1.9
Foreign exchange contracts—liabilities	0.2	0.2	—	—
Interest rates swap contracts—assets	—	—	0.9	0.9
Interest rates swap contracts—liabilities	—	—	4.9	4.9

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

19. DERIVATIVE INSTRUMENTS

The Company is exposed to foreign currency exchange fluctuations and interest rate volatility through its global operations. The Company utilizes natural offsets to the fullest extent possible in order to identify net exposures. In the normal course of business, established policies and procedures are employed to manage these net exposures using a variety of financial instruments.

Foreign Currency Forward Contracts—The Company primarily enters into foreign currency forward contracts to reduce the effects of fluctuating foreign currency exchange rates on exposures relating to inventories, receivables, payables and intercompany loans. The Company may also utilize derivatives to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The Company does not designate these contracts as hedge accounting instruments and, as such, gain or loss is recorded in current-period earnings. As of June 30, 2012, the Company had foreign currency forward contracts with a notional value of $40.7, which mature at various dates through June 2013. As of June 30, 2011, the Company had foreign currency forward contracts with a notional value of $140.5, which matured at various dates through June 2012.

Interest Rate Swap Contracts—The Company is exposed to the impact of interest rate fluctuations primarily through its borrowing activities. The Company has periodically entered into interest rate swap agreements to facilitate its interest rate management activities. In some instances, the Company has designated some of these agreements as cash flow hedges and, accordingly, applied hedge accounting. The effective changes in fair value of these agreements are recorded in AOCI/(L), net of tax, and ineffective portions are recorded in current-period earnings. Amounts in AOCI/(L) are subsequently reclassified to earnings as interest expense or income when the hedged transactions are settled. For interest rate swap agreements not designated as hedge accounting instruments, the changes in fair value from period to period are recorded in current-period earnings.

As of June 30, 2012, there were no interest rate swap agreements outstanding. On June 16, 2010, the Company entered into a pay-floating interest rate swap agreement for the notional amount of $250.0, which matured on October 16, 2011. The swap agreement required the Company to pay the floating rate interest of three-month USD LIBOR and received the fixed rate of 0.952%. The Company did not use hedge accounting for this interest rate swap agreement.

On October 16, 2008 the Company entered into pay-fixed interest rate swap agreements with total notional amounts of $283.3, which matured on October 16, 2011. The swap agreements effectively fixed the interest rate exposure on a portion of the Company’s outstanding borrowings under the Credit Agreement at approximately 3.7% plus applicable borrowing margins. The Company used hedge accounting for this pay-fixed interest rate swap agreement. The hedged instrument was designated as a cash flow hedge. The agreements were not held for trading purposes and the Company did not terminate the swap agreements prior to maturity.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Quantitative Information

The fair value and presentation in the Consolidated Balance Sheets for derivative instruments as of June 30, 2012 and 2011 are presented below:

	Fair Value of Derivative Instruments
	Assets			Liabilities
	Balance Sheet Classification	Fair Value		Balance Sheet Classification	Fair Value
		June 30 2012	June 30 2011		June 30 2012	June 30 2011
Derivatives designated as hedging instruments:
Interest rate swap				Accrued expenses and other current liabilities	$—	$4.9

Derivatives not designated as hedging instruments:
Interest rate swap	Prepaid and other current assets	$—	$0.9
Foreign exchange contracts	Prepaid and other current assets	$0.2	$1.9	Accrued expenses and other current liabilities	$0.2	$—

The effect of derivative financial instruments on Other comprehensive income (loss) during fiscal 2012 and 2011 are presented below:

	Loss Recognized in AOCI/(L)		Consolidated Statements of Operations Classification of Loss Reclassified from AOCI/(L)	Loss Reclassified from AOCI/(L) into Operations		Loss Reclassified from AOCI/(L) into Operations
				(Effective Portion)		(Ineffective Portion)
	(Effective Portion)
			(Effective And Ineffective Portions)
	2012	2011		2012	2011	2012		2011
Interest rate swap	$—	$(1.9)	Interest expense, net	$(2.4)	$(9.6)	$(2.5	)(a)	$—

(a)

As a result of the refinancing of the Credit Agreement, as detailed in Note 12, the interest rate swap agreements used to hedge interest rate exposure related to its outstanding borrowings under the Credit Agreement, no longer qualified for hedge accounting.

The amount of gains and losses related to the Company’s derivative financial instruments not designated as hedging instruments during fiscal 2012 and 2011 is presented below:

	Loss Recognized in Operations	Consolidated Statements of Operations Classification of Loss Recognized in Operations	Gain (Loss) Recognized in Operations	Consolidated Statements of Operations Classification of Gain (Loss) Recognized in Operations
	2012		2011
Interest rate swap	$—	Interest expense, net	$1.4	Interest expense, net
Foreign exchange contracts	(6.5)	Interest expense, net	18.1	Interest expense, net
Foreign exchange contracts	(33.6)	Other (expense) income, net	(3.8)	Other (expense) income, net

On August 19, 2011, the Company entered into foreign currency option contracts to hedge foreign currency exposure associated with a contemplated acquisition opportunity that was withdrawn. These contracts expired on November 21, 2011 and did not qualify for hedge accounting treatment. Associated with these contracts, the Company incurred $37.4 ($22.8 net of tax) of losses which are included in Other expense (income), net in the Consolidated Statements of Operations during fiscal 2012.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Credit risk

The Company attempts to minimize credit exposure to counterparties by generally entering into derivative contracts with counterparties that are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $0.2 and $2.8 at June 30, 2012 and 2011, respectively. Accordingly, management of the Company believes risk of loss under these hedging contracts is remote.

20. NONCONTROLLING INTERESTS AND REDEEMABLE NONCONTROLLING INTERESTS

Noncontrolling Interests—On December 21, 2011, the Company purchased the remaining outstanding common stock of its majority-owned subsidiary in Greece from its noncontrolling interest partner for €6.1 million ($8.0). Upon acquisition of the additional ownership interest, the remaining noncontrolling interest was eliminated and the difference between the purchase price paid and the carrying value of the noncontrolling interest acquired was recognized as a reduction of additional paid-in capital amounting to $6.6 in the Consolidated Balance Sheet as of June 30, 2012. As part of the purchase, the Company also granted the former noncontrolling interest partner a call option to buy back all of the shares it sold to the Company for a purchase price that approximates its fair value. Exercise of the call option is subject to the Company’s consent following a legal and financial diligence review by an independent accountant of the former noncontrolling interest’s financial position and business viability. The call option is exercisable for a period of five years and is potentially renewable.

On June 4, 2012, the Company entered into an agreement with an independent third party to establish a majority owned entity for the purpose of exclusively selling, distributing, marketing and promoting the Company’s products in South Korea.

Redeemable Noncontrolling Interests—The redeemable noncontrolling interests consist of a 40.0% interest in a consolidated subsidiary in the United Arab Emirates and a 45.0% interest in a consolidated subsidiary in Hong Kong.

Pursuant to their respective stockholder agreements, the Company has the right to purchase the noncontrolling interests in the Company’s consolidated foreign subsidiaries in the United Arab Emirates and Hong Kong (“call right”) from the noncontrolling interest holders and the noncontrolling interest holders have the right to sell the noncontrolling interests (“put right”) to the Company at certain points in time. The amount at which the put and call right can be exercised is based on a formula prescribed by the stockholder agreements as summarized in the table below, multiplied by the noncontrolling interest holder’s percentage of stockholding in the Company. Given the provision of the put right, the entire noncontrolling interests are redeemable outside of the Company’s control and are recorded in the Consolidated Balance Sheets between liabilities and equity at the estimated redemption value.

	United Arab Emirates	Hong Kong
Percentage of redeemable noncontrolling interest	40.0%	45.0%
Earliest exercise date(s)	15.0% in July 2014; remaining 25.0% or entire 40.0% in July 2029	July 2015
Formula of redemption value	3 year average of EBIT(a) * 6	3 year average of EBIT(a) * 8 plus retained earnings

(a)	EBIT is defined in the stockholder agreements as earnings before interest and income taxes.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

21. COMMON AND PREFERRED STOCK

The Company’s capital stock consists of Common Stock, par value $0.01 (“Common Stock”) and Preferred Stock, par value $0.01 (“Preferred Stock”). As of June 30, 2012, total authorized shares of Common Stock and Preferred Stock are 800.0 million and 20.0 million, respectively. As of June 30, 2012 and 2011, outstanding shares of Common Stock are 381.9 million and 370.0 million, respectively. No Preferred Stock is issued and outstanding as of June 30, 2012 and 2011. Unless stockholder approval is otherwise required by the exchange on which the Company is listed, the authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. The Company’s Board of Directors is authorized to determine the preferences, limitations and relative rights of any shares of authorized but unissued Preferred Stock that it chooses to issue.

The Company issued a total of 11.9 million and 8.3 million shares of its Common Stock associated with director and employee share-based compensation programs during fiscal 2012 and 2011, respectively. During fiscal 2012, 10.0 million shares were issued relating to the Share Purchase Plan for Directors, 1.2 million shares of restricted stock were issued relating to the Executive Ownership Plan (“EOP”), 0.1 million shares were issued relating to the Long-Term Incentive Program and 0.6 million shares were otherwise issued associated with other agreements with the Company. The Company received $127.0 in cash for these shares, which had a fair value of $128.7 at the date of issuance. During fiscal 2011, 4.9 million shares were issued relating to employee stock option exercises, 1.0 million shares were issued relating to the EOP, and 2.4 million restricted stock units purchased in fiscal 2008 were converted into Common Stock. The Company received a total of $28.5 in cash for these shares which had a fair value of $59.2 at the date of issuance.

All 11.9 million and 8.3 million shares issued represent director and employee held equity instruments. The share-based compensation plans governing these instruments contain a clause which permits the participants to sell their shares back to the Company without restrictions. As such, the shares issued are included in the number of shares of Common Stock outstanding at the par value of $0.01. The fair value of shares issued is classified as a liability and included in Other noncurrent liabilities, or recorded between liabilities and equity as Redeemable common stock provided that holders have retained the risks and rewards of share ownership for a reasonable period of time. The Company reclassified $156.4 from Other noncurrent liabilities to Redeemable common stock during fiscal 2012 and recognized $16.0 of subsequent changes in fair value in Redeemable common stock and additional paid-in capital. No Common Stock was issued to directors and employees in fiscal 2010.

There were no dividends paid or declared during fiscal 2012. In addition, on June 14, 2011, the Board of Directors declared a cash dividend of €25.0 million, or approximately $35.7 in aggregate or 10 cents per share. The $35.3 of the dividend was paid on outstanding common stock on June 28, 2011. The remaining $0.4 is payable upon vesting of shares of restricted stock and RSUs that were not vested as of June 30, 2012.

22. SHARE-BASED COMPENSATION PLANS

As of June 30, 2012, the Company has three active share-based compensation plans, including the EOP, Long-Term Incentive Plan, and the 2007 Stock Plan for Directors, under which shares are available to be awarded for nonqualified stock options, restricted share awards (performance and/or time vested) and other share-based awards. Additionally, the Company has a Director Share Purchase Program under which shares are available to be purchased at fair value without restrictions. The Company’s share-based compensation plans are accounted for as liability plans as they allow for cash settlement or contain put features to sell shares back to the Company for cash. The terms of the plans provide that upon completion of an initial public offering the ability to settle

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

the awards for cash and the put features to sell the shares back to the Company for cash will no longer be available. The share-based compensation plans will provide only a share settlement option. As of June 30, 2012 and 2011, a total of 418.1 million and 430.0 million shares, respectively, are available to be authorized by the Board of Directors for issuance of stock options and awards for directors and employees.

As of June 30, 2012, total accrued share-based compensation for nonqualified stock options, restricted shares, special incentive awards and RSUs is $255.2, with $106.9 representing accrued amounts for options and awards not exercisable within fiscal 2013. Such amounts are included in Other non- current liabilities on the Consolidated Balance Sheets. Total share-based compensation expense for fiscal 2012, 2011 and 2010 of $142.6, $88.5 and $65.9, respectively is included in Selling, general and administrative expenses in the Consolidated Statements of Operations. Future employer taxes of $31.7 are associated with the share-based compensation accrual of $255.2. The Company will recognize this expense upon exercise date.

As of June 30, 2012, the total unrecognized share-based compensation expense related to unvested stock options and restricted and other share awards is $138.0 and $42.2, respectively. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average period of 2.4 and 4.4 years, respectively.

Nonqualified Stock Options

The Company’s nonqualified and tandem stock option plans allow all option holders to exercise their vested options for cash or for shares of Common Stock. These options are granted to eligible employees as specified in the terms of the plans. For these liability awards, the fair value of the award, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period. Fluctuations in the fair value of the liability awards are recorded as increases or decreases in share-based compensation expense until the award is settled. These fair values are used to determine the liability as of June 30, 2012, 2011 and 2010, and are estimated using the Black-Scholes valuation model with the following assumptions:

	2012	2011	2010
Expected life of option	4.32 yrs	6.38 yrs	5.89 yrs
Risk-free interest rate	0.72%	2.26%	2.00%
Expected volatility	32.80%	29.98%	30.30%
Expected dividend yield	0.00%	0.00%	0.00%

Expected life of option—The expected life of the option represents the period of time (years) that options granted are expected to be outstanding, which the Company calculates using a formula based on the vesting term and the contractual life of the respective option.

Risk-free interest rate—The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying options, which ranged from 0.16% to 1.12% during fiscal 2012.

Expected volatility—The Company calculates expected volatility based on median volatility for peer companies using 7.5 years of daily stock price history.

Expected dividend yield—The expected dividend yield of zero is used as the Company does not expect to pay dividends over the contractual term of the options.

All options related to share-based compensation plans are granted at the estimated fair value of Common Stock, which is determined based, in each instance, through an evaluation by management with assistance from a major investment banking firm. The valuation of shares is based on (i) an aggregate value EBITDA benchmark of future earnings and (ii) a price earnings growth rate benchmark, with a comparison to peer group companies and market multiples. Additionally, the

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Company applies a theoretical liquidity discount of 10% to the valuation associated with the illiquidity of the Common Stock due to the absence of a public market for the stock and certain restrictions from the transfer of stock in a private entity.

Nonqualified stock options generally become exercisable five years from the date of grant and have a 5-year exercise period from the date the grant becomes fully vested for a total contractual life of 10-years.

The Company’s outstanding nonqualified stock options as of June 30, 2012 and activity during the fiscal year then ended are presented below:

	Shares (in millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at July 1, 2011	43.2	$8.10
Granted	13.2	10.50
Exercised	(0.8)	4.41
Forfeited or expired	(0.9)	8.82

Outstanding at June 30, 2012	54.7	$8.72

Vested and expected to vest at June 30, 2012	51.2	$8.66	$286.2	6.68

Exercisable at June 30, 2012	8.1	$5.24	$73.0	3.16

The grant prices of the outstanding options as of June 30, 2012 ranged from $2.80 to $11.60. The grant prices for exercisable options ranged from $2.80 to $10.70. The weighted-average grant date fair value of stock options granted during fiscal 2012, 2011 and 2010 is $4.11, $3.66 and $3.48, respectively. The total intrinsic value on options exercised during fiscal 2012, 2011 and 2010 is $5.2, $35.4 and $23.4, respectively. The Company paid $3.6, $4.4 and $23.3 during fiscal 2012, 2011 and 2010 to settle nonqualified stock options.

The Company’s nonvested nonqualified stock options as of June 30, 2012 and activity during the fiscal year then ended are presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value
Nonvested at July 1, 2011	34.7	$3.80
Granted	13.2	4.11
Vested	(0.4)	2.10
Forfeited	(0.9)	3.72

Nonvested at June 30, 2012	46.6	$3.90

The share-based compensation expense recognized on the nonqualified stock options is $84.8, $70.3 and $63.6 in fiscal 2012, 2011 and 2010, respectively, based upon the fair value of the nonqualified stock options on each reporting period date. Additionally, as the Company records the value of Common Stock in excess of par value to Other noncurrent liabilities, the Company recorded the change in fair value of Common Stock issued to option holders of $(0.6) and $6.7 to share-based compensation (income) expense in fiscal 2012 and 2011, respectively. There was no Common Stock issued to option holders in fiscal 2010.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Special Incentive Award

In September 2010, the Company granted a special incentive award to a select group of key executives that, upon vesting, provides 3.8 million shares of Common Stock. Vesting is dependent upon the occurrence of an initial public offering or on or after the fifth anniversary from the grant date, contingent on achievement of a target fair value of the Company’s share price. In February 2012, an additional special incentive award of 0.1 million units was granted under the same vesting terms and conditions of the September 2010 award.

The Company records these instruments at their fair value on the reporting period date utilizing a Monte Carlo valuation model that takes into account estimated probabilities of possible outcomes. For fiscal 2012 and 2011, the valuation model used the following assumptions:

	2012	2011
Expected life of award	5.0 yrs	5.0 yrs
Risk-free rate	1.35% to 1.77%	2.99%
Expected volatility	32.80%	29.98%
Expected dividend yield	0.00%	0.00%

Share-based compensation expense recorded in connection with the special incentive award is $11.6 and $5.9 in fiscal 2012 and 2011, respectively. No vesting or forfeiture activity has occurred during fiscal 2012 and 2011.

Restricted Share Units and Restricted Shares

During fiscal 2008, the Company introduced the EOP program whereby certain senior executives of the Company were provided with an opportunity to purchase RSUs, at the then current share value, and receive a matching quantity of nonqualified stock options. In September 2010, the Company amended the EOP agreement, allowing the executives to purchase shares of common stock with a five-year vesting period (restricted shares), instead of the RSUs. The amended terms are effective for future investments. Additionally the amended EOP also applied to the RSUs issued in fiscal 2008 and 2009 as follows: (i) the RSUs purchased in fiscal 2008 were converted into restricted shares and (ii) the RSUs purchased in fiscal 2009 remain as RSUs. The restricted shares, RSUs and matching nonqualified options vest five years from date of purchase and grant.

At the discretion of the individual executive, the RSUs can be settled in either cash or shares at the fair value five years after the purchase date. As noted in the “Nonqualified Stock Options” section above, the matching nonqualified stock options become exercisable five years from the date of grant and have a 5-year exercise period from the date the grant becomes fully vested. As prescribed in the EOP agreement, if employment terminates prior to the 5-year vesting period, the restricted shares and RSUs are redeemed at either the initial investment or current fair value, dependent on the cause of separation (e.g., death, disability, retirement or resignation).

During fiscal 2012, the Company issued restricted shares and granted RSUs of 1.2 million, of which 1.1 million were purchased by executives who then received 3.6 million matching nonqualified stock options. During fiscal 2011, the Company issued restricted shares and granted RSUs of 1.0 million, of which 0.9 million were purchased by executives who then received 3.0 million matching nonqualified stock options. During fiscal 2010, the Company granted RSUs of 0.1 million, of which zero were purchased by executives. The share-based compensation expense recorded in connection with the EOP restricted shares and RSUs is $13.0, $5.6 and $2.3 in fiscal 2012, 2011 and 2010, respectively.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

The Company’s outstanding and nonvested restricted shares and RSUs as of June 30, 2012 and activity during the fiscal year then ended are presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value
Outstanding and nonvested at July 1, 2011	4.2	$9.45
Granted	1.2	10.52
Vested	(0.2)	9.77

Outstanding and nonvested at June 30, 2012	5.2	$9.69

The total intrinsic value and cash paid for restricted shares and RSUs vested and settled during fiscal 2012 is $0.4. There were no restricted shares and RSUs vested during fiscal 2011 or 2010.

Share Purchase Program and Other Share Purchase Transactions

In September 2011, the Company introduced the Share Purchase Program for Directors to align the interests of the Company and its stockholders by enabling the members of the Board of Directors to acquire an increased stake in the Company through purchases of shares of Common Stock. There were 10.0 million shares authorized to be purchased under the program. Directors may elect to purchase shares at the fair value on the purchase date. There are no vesting conditions as part of the program. As of June 30, 2012, Directors purchased 10.0 million shares.

In addition, during fiscal 2012, certain senior executives elected to purchase 0.6 million shares of Common Stock at the fair value on the purchase date through a separate agreement with the Company. There are no vesting conditions.

Prior to an initial public offering, directors and certain senior executives can sell their shares back to the Company without restrictions. As such, the shares are recorded as a liability at the fair value as of June 30, 2012 to the extent the holders have not retained the risks and rewards of share ownership for a reasonable period of time. The Company recorded the change in fair value of such shares from the share purchase date to June 30, 2012 of $33.8 to share-based compensation expense.

23. NET (LOSS) INCOME ATTRIBUTABLE TO COTY INC. PER COMMON SHARE

Net (loss) income attributable to Coty Inc. per common share (“basic EPS”) is computed by dividing net (loss) income attributable to Coty Inc. by the weighted-average number of common shares outstanding during the period, except that it does not include unvested restricted shares subject to repurchase or cancellation. Net (loss) income attributable to Coty Inc. per common share assuming dilution (“diluted EPS”) is computed by using the basic EPS weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of nonqualified stock options, RSUs and restricted shares. However, special incentive awards are excluded from the dilutive impact of the share-based awards as the awards’ market condition has not been achieved at the end of the reporting period. The dilutive effect of outstanding non- qualified stock options, restricted shares, and RSUs is reflected in diluted EPS by application of the treasury stock method. Due to the net loss incurred in fiscal 2012, no stock options, restricted stock or restricted stock units were included in the computation of diluted loss per share.

Net (loss) income attributable to Coty Inc. is adjusted through the application of the two-class method of income per share to reflect a portion of the periodic adjustment of the redemption value in excess of fair value of the redeemable noncontrolling interests. There is no excess of redemption value over fair value of the redeemable noncontrolling interests in fiscal 2012, 2011 and 2010.

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is presented below:

	Year Ended June 30
	2012	2011	2010
	(in millions, except per share data)
Numerator:
Net (loss) income attributable to Coty Inc.	$(324.4)	$61.7	$61.7

Denominator:
Weighted-average common shares outstanding—Basic	373.0	329.4	280.2
Effect of dilutive stock options(a)	—	6.3	—
Effect of restricted stock and RSUs(b)	—	3.4	—

Weighted-average common shares outstanding—Diluted	373.0	339.1	280.2

Net (loss) income attributable to Coty Inc. per common share:
Basic	$(0.87)	$0.19	$0.22
Diluted	(0.87)	0.18	0.22

(a)	As of June 30, 2011, outstanding options to purchase 15.6 million shares of Common Stock are excluded from the computation of diluted EPS as their inclusion would be anti-dilutive.

(b)	There are no anti-dilutive restricted shares or RSUs excluded from the computation of diluted EPS.

Prior to September 2010, the Company’s share-based compensation plans only allowed for cash settlement. As a result, stock options, restricted stock and RSUs did not have a dilutive effect on EPS for fiscal 2010.

24. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved, from time to time, in litigation and other legal proceedings incidental to the Company’s business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company’s results of operations, financial condition or cash flows. However, management’s assessment of the Company’s current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management’s evaluation of the possible liability or outcome of such litigation or proceedings.

Contractual Obligations

The Company’s contractual obligations as of June 30, 2012 are presented below:

	Payment due by fiscal year
	Total	2013	2014	2015	2016	2017	Thereafter
License agreements:
Royalty payments	$292.9	$33.3	$29.0	$26.5	$20.0	$18.7	$165.4
Advertising and promotional spend obligations	304.3	83.1	63.8	46.9	27.6	19.4	63.5
Other contractual obligations	171.2	86.2	11.6	9.4	9.2	9.1	45.7

Total	$768.4	$202.6	$104.4	$82.8	$56.8	$47.2	$274.6

COTY INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share data)

Obligations under license agreements relate to royalty payments and required advertising and promotional spending levels for the Company’s products bearing the licensed trademark. Royalty payments are typically made based on contractually defined net sales. However, certain licenses require minimum guaranteed royalty payments regardless of sales levels. Minimum guaranteed royalty payments and required minimums for advertising and promotional spending have been included in the table above. Actual royalty payments and advertising and promotional spending could be higher. Furthermore, early termination of any of these license agreements could result in potential cash outflows that have not been reflected above.

Other contractual obligations primarily represent advertising/marketing, logistics, capital improvement commitments and purchase commitments. Purchase commitments include commitments for materials, supplies, furniture and fixtures, and machinery and equipment incidental to the ordinary course of its business. The Company also maintains several distribution agreements for which early termination could result in potential future cash outflows that have not been reflected above.

Acquisition Agreements

As discussed in Note 10, pursuant to the Company’s fiscal 2006 acquisition of Unilever Cosmetics International, the Company is subject to contingent purchase price consideration payments of up to $30.0 per year based on contractually agreed-upon sales levels through 2014 with the last payment to be made in fiscal 2015.

As discussed in Notes 4 and 18, pursuant to the Company’s acquisition of TJoy the Company will make payments in connection with the growth of certain of the Company’s existing brands. The Company estimates this amount at $5.3 as of June 30, 2012 and is recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Other Commitments

See Note 13 for the minimum rental lease commitments. Additionally, see Note 12 for maturities of all long-term debt and Note 17 for the estimated future benefit payments related to the Company’s employee benefit plans.

25. SUBSEQUENT EVENTS

Subsequent events were considered through October 22, 2012, which was the date the Company’s Consolidated Financial Statements were available to be issued.

On July 25, 2012, the Company’s Chief Executive Officer announced his retirement effective July 31, 2012. The Board of Directors has selected a replacement who assumed the position of Chief Executive Officer effective August 1, 2012.

On July 24, 2012, the Company determined that it intends to pay an annual cash dividend, subject to legally available funds, equal to 15 cents per share of Common Stock in the second quarter of each fiscal year, commencing in the second quarter of fiscal 2013.

Through and including  , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

  SHARES

COTY INC.

COMMON STOCK

PROSPECTUS

Joint Book-Running Managers

BofA Merrill Lynch
J.P. Morgan
Morgan Stanley
Barclays
Deutsche Bank Securities
Wells Fargo Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant (except any underwriting and commissions and expenses incurred by the selling stockholders in this offering). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC Registration Fee	$80,220
FINRA filing fee	70,500
New York Stock Exchange listing fee
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses (including related legal fees)
Transfer agent and registrar fees
Miscellaneous expenses

Total:

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and certain additional procedural protections. The registrant will also maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since July 1, 2009, we have sold the following of our securities to the following entities and individuals on the dates set forth below. The issuances of these securities were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act as transactions not involving a public offering or Rule 701 thereunder. The information set forth below with respect to our voting and non-voting common stock gives effect to the 5-for-1 stock split of our common stock that was completed on September 22, 2010.

(1)

Since July 1, 2009, we have granted to certain of our employees options to purchase an aggregate of 27,684,968 shares of our common stock, of which none have been exercised, none have expired, 6,945,070 have been forfeited and 20,739,898 remain either unvested or unexercised. The exercise prices of these options were between $8.25 and $11.60 per share.

(2)

Since July 1, 2009, we have sold 2,067,570 shares of restricted stock to certain of our employees under the Executive Ownership Plan, of which none have been forfeited and 879,770 remain unvested. The purchase prices of these shares of restricted stock were between $9.20 and $10.50.

(3)	Issuances of Common Stock:

(a)	On December 17, 2010, we sold 65,217,391 shares to Donata Holdings BV, at a purchase price of $9.20 per share for an aggregate purchase price of $599,999,997.20.

(b)

On October 18, 2011, we sold 5,226,381 shares to directors on our Board of Directors under the Director Stock Purchase Program, at a purchase price of $10.50 per share for an aggregate purchase price of $54,877,000.50.

(c)	On December 30, 2011, we sold 1,900,000 shares to H.F.S. S.à r.l. under the Director Stock Purchase Program, at a purchase price of $11.25 per share for an aggregate purchase price of $21,375,000.

(d)

On January 10, 2012, we sold 2,873,610 shares to directors on our Board of Directors under the Director Stock Purchase Program, at a purchase price of $11.25 per share for an aggregate purchase price of $32,328,112.50.

(e)

On January 10, 2012, we sold 533,334 shares to Sandycove Ltd. at a purchase price of $11.25 per share for an aggregate purchase price of $6,000,007.50. These shares were purchased under an agreement between Sandycove Ltd. and Coty Inc.

(f)	On February 28, 2012, we sold 22,600 shares to Sérgio Pedreiro, at a purchase price of $11.25 per share for an aggregate purchase price of $254,250.00.

(4)	Since July 1, 2009, we have granted 3,890,000 IPO Units to certain of our employees, 2,390,000 of which remain unvested and 1,500,000 of which have been forfeited.

(5)	Since July 1, 2009, we have granted 30,000 shares of restricted stock to certain of our employees under the LTIP, all of which remain unvested.

(6)

Since July 1, 2009, we have granted 245,836 Restricted Stock Units to directors on our Board of Directors under our 2007 Director Stock Plan, 215,836 of which remain unvested and 10,000 of which have been forfeited.

(7)	Since July 1, 2009, we have granted 2,168,300 Restricted Stock Units to certain of our employees under the LTIP, all of which remain unvested and none of which have been forfeited.

(8)

On June 16, 2010, we issued to 36 accredited investors $500.0 million of Senior Secured Notes in three series in a private placement transaction pursuant to the NPA: (i) $100.0 million in aggregate principal amount of 5.12% Series A Senior Secured Notes due June 16, 2017, (ii) $225.0 million in aggregate principal amount of 5.67% Series B Senior Secured Notes due June 16, 2020 and (iii) $175.0 million in aggregate principal amount of 5.82% Series C Senior Secured Notes due June 16, 2022. The Senior Secured Notes were sold to certain accredited investors at a total purchase price equal to the $500.0 million principal amount. J.P. Morgan Securities Inc. and Banc of America Securities LLC acted as placement agents and received fees totaling $3,555,000.

Unless specified above, all grants were awarded under the 2007 Director Stock Plan, the EOP or the LTIP. All shares described above were purchased at the valuation of our common stock on the date an irrevocable investment decision was made to purchase such shares. The grants and purchases described above that are subject to vesting conditions vest or are able to be exercised in accordance with the terms of each individual grant and are subject to the terms of the applicable plan.

Other than the transactions listed immediately above, we have not issued and sold any unregistered securities in the three years preceding the filing of this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Valuation and Qualifying Accounts

(In millions)	Three Years Ended June 30, 2012
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions(b)		Balance at End of Period
Allowance for doubtful accounts:
2012	$19.2	$5.5		$(5.1	)(a)	$19.6
2011	23.8	0.3		(4.9	)(a)	19.2
2010	26.7	3.1		(6.0	)(a)	23.8
Allowance for inventory obsolescence:
2012	$71.1	$43.0		$(46.2)		$67.9
2011	64.9	35.4		(29.2)		71.1
2010	97.7	35.6		(68.4)		64.9
Allowance for customer returns:
2012	$84.2	$151.8		$(161.1)		$74.9
2011	68.8	133.9		(118.5)		84.2
2010	79.7	126.1		(137.0)		68.8
Deferred tax allowances:
2012	$45.6	$4.9	(b)	$(3.4)		$47.1
2011	42.7	7.0	(b)	(4.1)		45.6
2010	94.7	11.9	(b)	(63.9)		42.7

(a)	Includes amounts written-off, net of recoveries.

(b)	Includes foreign currency translation adjustments.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Coty Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on October 22, 2012.

COTY INC.

By:	/s/ SÉRGIO PEDREIRO Name: Sérgio Pedreiro Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Jules Kaufman and Sérgio Pedreiro, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Coty Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Coty Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity indicated on October 22, 2012.

Signature	Title	Date
/s/ MICHELE SCANNAVINI (Michele Scannavini)	Chief Executive Officer and Director (Principal Executive Officer)	October 22, 2012

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 22, 2012.

Signature	Title	Date
* (Sérgio Pedreiro)	Chief Financial Officer (Principal Financial Officer)	October 22, 2012
* (James E. Shiah)	Chief Accounting and Compliance Officer (Principal Accounting Officer)	October 22, 2012
* (Lambertus J.H. Becht)	Chairman of the Board of Directors	October 22, 2012
* (Bernd Beetz)	Director	October 22, 2012
* (Bradley M. Bloom)	Director	October 22, 2012

Signature	Title	Date
* (Peter Harf)	Director	October 22, 2012
* (Joachim Faber)	Director	October 22, 2012
* (M. Steven Langman)	Director	October 22, 2012
* (Erhard Schoewel)	Director	October 22, 2012
* (Robert Singer)	Director	October 22, 2012
* (Jack Stahl)	Director	October 22, 2012
*By:	/s/ JULES KAUFMAN Jules Kaufman Attorney-in-Fact

EXHIBIT INDEX

Item 16. Exhibits

Exhibit Number	Document
1.1*	Form of Underwriting Agreement (including form of lock-up agreement)
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated By-Laws
4.1*	Specimen Class A Common Stock Certificate of the registrant
4.2*	Specimen Class B Common Stock Certificate of the registrant
5.1*	Opinion of Gibson, Dunn & Crutcher LLP
10.1*

Credit Agreement, dated August 22, 2011, among the registrant, JPMorgan Chase Bank, N.A. as Administrative Agent, Bank of America, N.A. and Wells Fargo Bank, N.A., as Syndication Agents, Credit Agricole Corporate and Investment Bank and BNP Paribas Securities Corp., as Documentation Agents, ING Bank N.V. as Co-Documentation Agent and the lenders party thereto

10.2*	Registration Rights Agreement between the registrant, JAB, as successor to Donata Holding SE and Donata Holdings BV, The Berkshire Fund Stockholders and the WB Fund Stockholders
10.3*	Stockholders Agreement between the registrant, JAB, as successor to Donata Holding SE and Donata Holdings BV, the Berkshire Fund Stockholders and the WB Fund Stockholders
10.4*	Lease Agreement, dated as of July 14, 2008 and amended as of March 17, 2009, May 19, 2011 and April 6, 2012, between the registrant and Empire State Building Company
10.5*	Agreement of Lease, dated as of October 29, 1999, between the registrant and One Park Avenue Tenant LLC
10.6*

Lease, dated as of December 30, 2005 and amended as of August 23, 2007, November 18, 2007 and November 13, 2008, between the registrant and PPF Off Two Park Avenue Owner, LLC, as successor in interest to SEB Immobilien-Investment GmbH

10.7*	Lease Agreement, dated as of July 3, 2007, between Société Coty France and SCI Vendôme Paris
10.8*	Lease Agreement, dated as of June 13, 2005, between Société Coty and S.C.I. Fêdêrale Gramont
10.9*

Lease Agreement, dated as of November 12, 1992 and amended as of February 4, 1994, March 10, 1997, January 23, 2000, March 31, 2000, August 1, 2006, January 28, 2008 and August 14, 2012 between Baker-Properties Limited Partnership and Coty US LLC

10.10*	Lease, entered into as of March 31, 2000 and amended as of August 1, 2006, September 8, 2009, August 16, 2010 and August 14, 2012 between Baker Properties Limited Partnership and Coty US Inc.
10.11*	Lease, dated as of July 25, 2011, between Terinvest SA and Coty Geneva S.A.
10.12*	Lease Agreement, dated August 14, 2012 between Wu/LH 500 American L.L.C. and Coty US LLC
10.13*	Amended and Restated Employment Agreement, as amended and restated effective January 1, 2009, between the registrant and Bernd Beetz
10.14*	Employment Agreement, dated September 25, 2012, between Coty Italia S.P.A. and Michele Scannavini
10.15*	Employment Agreement, dated November 19, 2007, between the registrant and Jules Kaufman
10.16*	Employment Agreement, dated February 18, 1998, between Coty S.A. and Géraud-Marie Lacassagne
10.17*	Employment Agreement, dated June 24, 2011, between Coty Geneva S.A. and Darryl McCall
10.18*	Transfer Agreement Letter, dated June 24, 2011, between Coty Geneva S.A. and Darryl McCall

Exhibit Number	Document
10.19*	Employment Agreement, dated July 20, 2006, between Coty S.A.S. and Jean Mortier
10.20*	Rider, dated January 11, 2010, to Employment Agreement, dated July 20, 2006, between Coty S.A.S. and Jean Mortier
10.21*	Employment Agreement, dated November 18, 2008, between the registrant and Sérgio Pedreiro
10.22*	Employment Agreement, dated August 1, 2012, between Coty S.A.S. and Renato Semerari
10.23*	Employment Agreement, dated March 24, 2010, between Coty Geneva S.A. and Peter Shaefer
10.24*	Form of Indemnification Agreement between the registrant and its directors and officers
10.25*

Agreement Regarding Indemnification Obligations, dated as of April 14, 2011 and effective as of January 25, 2011, by and among the registrant, Berkshire Fund VII Investment Corp., Berkshire Fund VII-A Investment Corp., Berkshire Investors III LLC, Berkshire Investors IV LLC and Bradley Bloom.

10.26*

Agreement Regarding Indemnification Obligations, dated as of April 14, 2011 and effective as of January 25, 2011, by and among the registrant, Worldwide Beauty Onshore L.P., Worldwide Beauty Offshore L.P. and Steven Langman

10.27*	Coty Inc. Annual Performance Plan, effective as of September 23, 2011
10.28*	Coty Inc. Long-Term Incentive Plan, as amended and restated effective February 27, 2012
10.29*	Nonqualified Stock Option Award Terms and Conditions under Coty Inc. Long-Term Incentive Plan
10.30*	IPO Unit Award under Coty Inc. Long-Term Incentive Plan
10.31*	Restricted Stock Unit Award Terms and Conditions under Coty Inc. Long-Term Incentive Plan
10.32*	Coty Inc. Executive Ownership Plan, as amended and restated effective as of February 27, 2012
10.33*	Form of Restricted Stock Agreement under Coty Inc. Executive Ownership Plan
10.34*	Matching Option Award Terms and Conditions under Coty Inc. Executive Ownership Plan
10.35*	Coty Inc. Stock Plan for Non-Employee Directors, as amended and restated effective September 13, 2004
10.36*	Form of Nonqualified Stock Option Award Agreement under Coty Inc. Stock Plan for Non-Employee Directors
10.37*	Coty Inc. 2007 Stock Plan for Directors, as amended and restated effective as of February 27, 2012
10.38*	Restricted Stock Unit Award under Coty Inc. 2007 Stock Plan for Directors
10.39*	Coty Inc. Stock Purchase Program for Directors, as amended and restated as of February 27, 2012
11.1*	Statement regarding computation of per share earnings
12.1*	Statements regarding computation of ratios
21.1*	List of significant subsidiaries
23.1	Consent of Deloitte & Touche LLP regarding Coty Inc. and its Subsidiaries
23.2*	Consent of Gibson Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page)

*	To be included by amendment.

The Company has outstanding certain other long-term indebtedness. Such long-term indebtedness does not exceed 10% of the total assets of the Company; therefore, copies of instruments defining the rights of holders of such indebtedness are not included as exhibits. The Company agrees to furnish copies of such instruments to the SEC upon request.